

Energy Solutions in a World of Opportunity

DRESSER-RAND 2007 ANNUAL REPORT

DRESSER-RAND.

TABLE OF CONTENTS

COMPANY PROFILE *Dresser-Rand is among the largest global suppliers of custom-engineered rotating equipment for long-life, critical applications in the oil, gas, petrochemical and process industries. These products—centrifugal and reciprocating gas compressors, gas and steam turbines, gas expanders and associated control panels—are used in oil and gas production, high-pressure field injection and oil recovery, gas liquefaction, gas transmission, refinery processes, natural gas processing, petrochemical production applications and general industrial markets (including paper, steel, sugar, distributed power and the U.S. Navy). Dresser-Rand's worldwide client base consists of oil and gas producers and distributors, state-owned oil and gas companies, and chemical and industrial companies in more than 140 countries. The company operates 10 manufacturing facilities in five countries, 27 service centers in 15 countries, and numerous sales offices worldwide.*



FIVE-YEAR FINANCIAL SUMMARY*

($ in millions)	2007	2006	2005	← Successor 2004 (10/30–12/31)	Predecessor → 2004 (1/1–10/29)	2003
Bookings	$ 2,195	$ 1,839	$ 1,446	$ 218	$ 901	$ 901
INCOME STATEMENT DATA						
Revenues	$ 1,665	$ 1,502	$ 1,208	$ 200	$ 715	$ 1,335
Gross profit	$ 449	$ 404	$ 287	$ 50	$ 177	$ 203
Income from operations	$ 197	$ 176	$ 116	$ 26	$ 49	$ 39
Net income	$ 107	$ 79	$ 37	$ 7	$ 42	$ 20
BALANCE SHEET DATA						
Cash	$ 206	$ 147	$ 98	$ 112	$ 44	$ 42
Net working capital	$ 2	$ 67	$ 53	$ 145	$ 95	$ 81
Total assets	$ 1,951	$ 1,771	$ 1,658	$ 1,751	$ 1,074	$ 1,064
Total debt	$ 370	$ 506	$ 598	$ 823	$ 3	$ 4
Total equity	$ 805	$ 632	$ 515	$ 453	$ 608	$ 565
OTHER DATA						
Depreciation & amortization	$ 49	$ 50	$ 61	$ 16	$ 23	$ 29
Interest (expense) income, net	$ (37)	$ (48)	$ (57)	$ (10)	$ 3	$ 2
Cash from operating activities	$ 216	$ 164	$ 212	$ 17	$ 58	$ 51
Capital expenditures	$ 24	$ 20	$ 16	$ 2	$ 8	$ 8
Employees *(end of period)*	5,998	5,612	5,277	4,631	4,630	4,881

* Dresser-Rand Group Inc. was formed in October 2004. The amounts in the predecessor and successor columns are not comparable because of acquisition accounting. This information is only a summary and should be read in conjunction with the selected financial data in the Annual Report on Form 10-K.

Safe Harbor Statement. Certain statements in this report relate to future events and expectations that constitute forward-looking statements involving known and unknown factors that may cause actual results for the company to be different from those expressed or implied in the forward-looking statements. In this context, words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "will" or other similar words and phrases often identify forward-looking statements. These forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, the following: economic or industry downturns; the company's inability to implement its business strategy to increase aftermarket parts and services revenue; competition in the company's markets; economic, political, currency and other risks associated with international sales and operations; loss of senior management; failure to negotiate new collective bargaining agreements; unexpected product claims and regulations; infringement on its intellectual property or infringement on others' intellectual property; and those described in more detail in the company's Annual Report on Form 10-K filed on February 26, 2008. We do not undertake to update our forward-looking statements.

Vincent R. Volpe Jr.
President and Chief Executive Officer



LETTER TO SHAREHOLDERS

Dear Fellow Shareholder:

These are exciting times for our company and certainly a great time to be part of the energy industry. We are in the midst of a prolonged up-cycle relative to the major ongoing investments in the worldwide energy infrastructure. As we continue to improve our overall performance and to increase the value of Dresser-Rand, this letter gives me an opportunity to reflect on our progress. More importantly, it enables me to communicate our vision of the world of opportunity we have before us.

We are very pleased with the progress Dresser-Rand has made and proud of the dedication and achievements of our employees. An important measure of our collective success is the value we have created. Since our initial public offering in August 2005 through the end of 2007, the value of our common stock has increased 71 percent. This compares favorably to broader stock market performance as measured by the S&P 500 that increased 25 percent for the same period.

Our overall objective is to create additional value by continuing to implement a consistent strategy of leveraging our competitive strengths to improve new unit margins and grow our aftermarket revenues. This strategy has served us well since the early 2000s.

REVIEW OF THE YEAR

We have made considerable progress this past year. For example:

- Bookings increased 19 percent to $2.2 billion
- Backlog grew to a record level of $1.9 billion
- Revenues increased 11 percent
- Operating profit increased 12 percent
- Operating cash flow totaled $216 million
- Payments of long-term debt totaled $137 million
- The first commercial order was received for our integrated compression system (ICS)
- We acquired Gimpel Valve.

We are proud of these accomplishments. However, in 2007 we encountered some challenges as well, including the work stoppage at our facility in Painted Post, New York, and an unexpected temporary slowdown in aftermarket bookings at two national oil company (NOC) clients that we believe resulted from process changes.

At Painted Post, we never wavered in our resolve to achieve a new, contemporary labor agreement. We endured a work stoppage of nearly 17 weeks, while steadfastly focusing on our objective of uninterrupted service to our clients. We have made significant progress in the evolution of the Painted Post facility because work rules and operating policies are now more consistent with contemporary industry labor standards, and employee benefits are more closely aligned with other company plans for union and non-union employees based in the U.S.

We experienced slow aftermarket bookings early in the year to levels substantially lower than our expected growth rate because of lower bookings with two NOC clients. As a result, aftermarket bookings for 2007 were only about four percent higher than in 2006. However, bookings recovered in the latter part of the year with fourth quarter bookings approximately 16 percent higher than the corresponding period in 2006. We expect to remain on track to achieve high single-digit growth in our aftermarket segment for the foreseeable future.

INVESTMENT HIGHLIGHTS

There are a number of investment considerations that we believe differentiate us and are important to our continued growth.

First, we are experiencing strong secular growth stimulated by the global activity and investment in the oil and gas infrastructure. More than 90 percent of our

BOOKINGS TREND


($ in millions)
$2,195
$1,839
$1,446
$1,119
04
05
06
07

INCOME FROM OPERATIONS


($ in millions)
$75
$116
$176
$197
04 05 06 07

CASH FROM OPERATING ACTIVITIES


($ in millions)
$75
$212
$164
$216
04 05 06 07

NET WORKING CAPITAL—AS A PERCENTAGE OF SALES (FOUR POINT AVERAGE)


11.8%
1.5%
5.2%
-0.5%
04 05 06 07

CAPITAL EXPENDITURES—AS A PERCENTAGE OF SALES


1.1%
1.3%
1.3%
1.4%
04 05 06 07

revenue is derived from the oil and gas markets. We are now well into this current cycle, which we believe will continue for the foreseeable future.

We continue to believe that considerable opportunities remain in front of us in terms of the expected investment in all three streams of the energy infrastructure—upstream, midstream, and downstream. As a late cycle participant, Dresser-Rand is not directly involved in the early cycle activities of exploration and reservoir development, but begins to participate soon after oil or gas is discovered. New oil and gas discoveries continue to be announced, activity on liquefied natural gas continues to gain strength, gas pipeline and gas storage infrastructure continues to expand, and refiners around the world continue with their conversion and expansion projects.

Second, we believe we have a number of sustainable competitive advantages, including the following:

- Industry-leading technology
- Most alliances or preferred supplier agreements in the industry
- Industry-leading cycle times
- Most extensive service and support organization
- Largest installed base of rotating equipment in our class.

Finally, our business model delivers strong financial performance and cash flow because of our modest capital expenditures and well-managed efforts to minimize requirements for working capital. We benefit from significant earnings leverage from improved productivity and rising prices for our products and services. Our aftermarket segment provides fairly stable and relatively high-margin earnings amounting to approximately half of our total revenues. While market conditions can change, this segment is somewhat insulated from the energy cycle because it is tied to the installed base of equipment that operates under conditions not usually affected by commodity prices or the ups and downs of the energy cycle.

KEY GLOBAL MARKET OPPORTUNITIES

With the increasing global demand for energy, we have exciting prospects to provide environmentally friendly solutions for oil and gas production and processing such as refining applications and the potential to supply equipment for coal-related processing such as coal-to-liquids, coal-to-gas and CO_2 sequestration.

In the upstream market, floating production, storage and offloading (FPSO) vessels are an example of the potential opportunity we see for the sale of our equipment. We believe that there are more than 100 FPSO projects of varying sizes planned for the next five years. During the past year we booked more than $225 million in equipment for three FPSO projects. The BP Skarv order alone exceeded $150 million.

The midstream market is a rapidly growing segment. A significant achievement for the company in 2007 was the acceptance of our first close-coupled, oil-free, compact DATUM C centrifugal compressor for a gas transmission/storage service in New York. This product was developed using our industry-leading DATUM compressor technology. Another example of a significant midstream project in which we are involved is the MEDGAZ pipeline project. We are supplying three high-efficiency DATUM compression trains to transport gas under the Mediterranean Sea from Algeria to Spain.

The downstream market continues to be a very active and exciting market for us. In the refining space, industry sources indicate there are approximately 11 million barrels a day of planned additions worldwide during the next three to five years. We booked four major refinery projects this past year which are now in our backlog, representing approximately 700,000 barrels a day of future expansion. These projects represent a total order value for us of approximately $225 million comprising all of our major product lines—turbo and reciprocating compressors and steam turbines. We believe this build-out will continue internationally over the next several years.

Looking beyond these near-term opportunities, there is growing excitement around potential emerging market opportunities such as subsea compression and CO_2 capture and sequestration.

As I noted previously, we manufactured our first DATUM C unit and booked our first DATUM I unit which is our integrated compression system. The DATUM C unit is the fundamental building block for the ICS and subsea compression. In order to achieve the extremely high reliability required of subsea compressors, a major objective is to minimize or eliminate the auxiliary systems traditionally required to support operation of the unit such as lubrication systems for bearings and gear sets and sealing systems. The new DATUM I compressor meets these requirements with its compact, close-coupled, oil-free and advanced seal-less design. When we integrate our proprietary rotary separation technology, and package it with process coolers, piping and valves, it becomes a compact, modular integrated compression system. With its integrated approach, the ICS reduces the total footprint required by traditional modules by up to 65 percent, while cutting the weight approximately in half.

We sold our first ICS unit to boost the gas-lift capacity of a semi-submersible platform (where space was limited) operating in the Marlin oilfield of the Campos Basin off the coast of Brazil. It is the only combined compressor separation system available, and we believe it is a game-changing technology.

KEY CHALLENGES/ACTIONS TO ADDRESS

In my letter to our shareholders last year, I identified as a key challenge our ability to leverage our supply chain to support our continued growth in bookings and revenues. We have had great success in this area. In 2007, we increased the amount of our annual spend under long-term supplier agreements from under $100 million to over $200 million, roughly doubled external machining capability in the supply base, and increased global sourcing into Asia Pacific and Latin America. The supply chain was also critical to maintaining uninterrupted service to our clients during the Painted Post work stoppage.

BACKLOG—
END OF PERIOD



($ in millions)
$638
$885
$1,267
$1,859
04
05
06
07

OUTLOOK FOR 2008

As to our outlook for 2008, we are expecting significant improvement compared to 2007. Our current thinking is that consolidated revenue should increase on a percentage basis by 20 to 25 percent. Total operating income we believe should improve to between $285 million and $315 million, reflecting the continuing benefit of higher prices, operating leverage and cost control. Our backlog is at a record level with approximately $1.4 billion of our December 31, 2007, backlog scheduled for shipment in 2008.

In 2008, our goal is to build on our leadership position globally. We entered the year with a clear vision and well-defined business strategy. We are committed to innovations in products and processes, and to making investments in technology to reduce production costs and increase efficiency and reliability. We continue to strive for the highest levels of product and service quality, safety, and business integrity to provide the maximum value for our clients.

We are very excited about the future and deeply appreciate your confidence and interest in our company.

Vincent R. Volpe Jr.
President and CEO



UPSTREAM

The number of FPSO vessels is expected to increase significantly during the next five years, and the LNG market is expected to double capacity in the next decade. Our equipment is integral to the production of oil and natural gas.

Dresser-Rand sales of new equipment in the upstream market reflects increasing capital investment by major energy companies tapping oil and gas reserves throughout the world to meet growing global demand for energy. The high demand for D-R equipment in this market includes not only traditional compression equipment, but also state-of-the-art technology such as our integrated compression system (ICS).

The continuing strength in the global upstream market resulted in a number of major upstream projects involving several of the largest energy producers in the world—BP, Chevron, and Petrobras.

Dresser-Rand equipment will play key roles in making BP's new Skarv FPSO (floating production, storage and offloading) vessel a success in the Norwegian Sea. This equipment includes six DATUM centrifugal compressor trains driven by variable speed electric motors; four generator sets; and control panels. All will undergo full-load testing at our facilities in either Drammen, Norway, or Le Havre, France.

When the Chevron Agbami FPSO begins operation offshore Nigeria, scheduled for 2008, three VECTRA gas turbine-driven DATUM compressor trains, and three VECTRA gas turbine-driven generator sets will play a key role in the expected production of a maximum of 250,000 barrels of oil per day. Since receiving the equipment order in 2005, Dresser-Rand has been involved in project engineering and field supervision for power generation and gas re-injection modules throughout the installation. In a letter of recognition, Chevron's manager of the Agbami project praised the Dresser-Rand team for its significant contribution to successful execution of the project.

Dresser-Rand booked its first order for the new DATUM I centrifugal compressor. This unique ICS will be used on the Petrobras P-18 semi-submersible platform for enhanced gas compression capacity in the Marlin oilfield in the Campos Basin off the coast of Brazil. The ICS exhibits the industry's smallest footprint, with reduced weight, and at the lowest total installed cost. Size and weight are especially important because space on offshore installations is at a premium.








AGBAMI FPSO

D-R is a significant contributor to Chevron's Agbami project



MIDSTREAM

Nearly 40,000 miles of natural gas pipelines are planned for construction worldwide. Our compressors are applied along pipelines to manage the flow of gas to its destination for use in industrial and commercial markets.

The midstream market continues to be driven by strong demand for energy, with steady growth for pipeline compression equipment used to efficiently transport natural gas to market. Dresser-Rand's full range of products and services is meeting client needs for dependable gas transmission. Our product focus in this segment will continue in 2008.

Three high-efficiency Dresser-Rand DATUM compressor trains will be used in the new MEDGAZ subsea pipeline. Construction began in 2007 on the 210-kilometer pipeline designed to transport natural gas beneath the Mediterranean Sea from Beni Saf, Algeria, to Almeria, Spain. Upon completion in 2009, the pipeline is expected to have an initial transport capacity of eight billion cubic meters (BCM) of natural gas to European markets. The DATUM compressors (manufactured at the Dresser-Rand facility in Le Havre, France) will be used to raise the gas pressure from Algeria's Hassi R'Mel natural gas field and to supply the front-end gas boosting required to move the gas through the underwater pipeline.

Dresser-Rand exhibited its leadership in the design of compressor systems for pipeline applications in 2007 when it received its first order for a multi-stage DATUM C compact compressor. Its advanced modular design features a completely integrated, high-speed electric induction motor, and its high efficiency and low maintenance offer clients excellent life cycle value. The advanced, entirely enclosed compression system is perfectly suited to natural gas pipeline applications, especially where electric power is readily available and environmental impact is a concern.

The inline piping flanges of the single-stage DATUM C compressor enable the entire unit to be installed directly into a pipeline, indoors or outdoors. As a result, infrastructure costs can be significantly reduced for new installations or retrofit applications. The small footprint and modular design also make installation and maintenance easier. All DATUM C compressors are compact and quiet and in many cases do not require construction of a traditional pipeline station.






D-R compressors help maintain the flow of gas to its destination.



DOWNSTREAM

Refining capacity continues to increase worldwide, with an estimated increase of 11 million barrels a day in the next three to five years. Our equipment is used to process crude oil and natural gas to create a range of fuels, industrial gases and chemicals.

With refinery utilization rates at their highest levels in 25 years, Dresser-Rand is benefiting from several major projects to upgrade facilities and increase capacity to meet current and future energy demand.

Motiva Enterprises is expanding its refinery in Port Arthur, Texas, to improve assets and increase its refining capacity for transportation fuels in the U.S. Once completed, the Port Arthur refinery will be the largest in the country, with crude oil throughput increasing from approximately 275,000 barrels to about 600,000 barrels a day. Our equipment for this project, including turbo compressor trains and reciprocating compressor units, is scheduled to ship in 2008.

We began manufacturing critical compression equipment, including six DATUM turbo compressor trains and eight reciprocating units and their drivers, for Marathon Oil Corporation's Garyville, Louisiana, refinery expansion. (The contract was booked late in 2006.) It is anticipated that Marathon's expansion project will increase the Garyville facility's crude throughput from approximately 245,000 to 425,000 barrels a day.

Similarly, Valero Energy Corporation, a Fortune 500 company based in San Antonio, Texas, is embarking on an expansion program and has awarded a $30 million equipment contract to Dresser-Rand for the purchase of four reciprocating compressors, two centrifugal compressors, and two steam turbines. Valero operates 17 refineries throughout the United States, Canada, and the Caribbean, with a combined throughput capacity of approximately 3.1 million barrels a day.

Repsol YPF, S.A., an integrated Spanish oil and gas company with operations in 29 countries, has signed an alliance agreement with Dresser-Rand for products and services that could be worth approximately $100 million during the next two years. A steam turbine project for the Tarragona, Spain, refinery is valued at approximately $13 million, while projects with a combined value of $20 million for the Petronor refinery in Bilbao, Spain, include the purchase of a process reciprocating compressor, a DATUM centrifugal compressor and associated services. As an alliance partner, Repsol will receive value-added solutions to achieve lowest life cycle cost for new equipment and minimal emissions into the environment.





D-R products are in demand for refinery upgrades and expansions.



GENERAL INDUSTRY

Our steam turbine equipment can be found in virtually every industry that uses steam for process and/or power production—paper, steel, sugar, distributed power, and the U.S. Navy.

While most of Dresser-Rand's business centers on new equipment and aftermarket parts and service directed to the oil and gas industry, the company also plays a significant, and often a leading role in other markets such as electrical co-generation.

We're poised to meet the demands of ethanol plants for electricity generated on site at significant savings. A prime example of this application is the East Kansas Agri-Energy (EKAE) plant in Garnett, Kansas, that produces 125,000 gallons of ethanol daily as a gasoline additive. In operation since 2005, the $47 million plant is the first in the U.S. to integrate a steam turbine generator set to make electricity. The electricity produced from this reclaimed steam saves the plant $15,000 a month in electricity expense, and is an environmentally sound use of energy.

On a larger scale, Dresser-Rand steam turbines are used to drive the chillers that air condition buildings in Manhattan. The source of the steam is Consolidated Edison Company of New York, Inc., New York City's gas, electric, and steam utility, which produces 25 billion pounds of steam a year, half of which comes from cogeneration in its steam-electric power plants. Dresser-Rand, through the Murray line of steam turbines it acquired in 2005, is the leading steam turbine provider with 300 units currently in operation in such historic buildings as Rockefeller Center and MetLife. In addition to being economical, the use of steam curtails demand on the electric grid, especially during summer months.

Dresser-Rand has more than 65 years of experience supplying products and services to the U.S. Navy for all types of ships and submarines, including steam turbines and compression equipment for aircraft carriers, frigates, cruisers, destroyers, amphibious ships, and submarines.





D-R steam turbines drive chillers for climate control in Manhattan buildings.



AFTERMARKET

Our extensive service and support organization for the energy industry's largest installed base of rotating equipment in our class helps drive growth by maximizing the value of clients' equipment investments.

Dresser-Rand's aftermarket segment, representing approximately half of our total revenues, provides stable and relatively high-margin earnings. Because it is driven by our large installed base of equipment, this segment has traditionally remained relatively strong through the ups and downs of ever-present business cycles.

We believe we have the largest installed base of equipment of all competitors with similar class rotating equipment. We're able to leverage this competitive edge by offering services and solutions to help maximize the reliability, production revenue, and profitability of our clients' rotating equipment assets—for our equipment and most other brands of similar class rotating equipment.

PPL Susquehanna, LLC selected Dresser-Rand for steam turbine equipment and services to drive reactor feed pumps at its Berwick, Pennsylvania, nuclear power plant. This project is significant for several reasons. It's our largest commercial contract in the nuclear industry and our first major field service contract in a nuclear power plant. Furthermore, the upgrade of three non-Dresser-Rand steam turbines makes this our largest applied technology (applying Dresser-Rand technology to other OEMs' equipment) project to date. The contract also includes three new Dresser-Rand turbines (to replace three existing turbines) and installation, commissioning and start-up services for all six turbines.

Also in 2007, Dresser-Rand opened a service center in Mayport, Florida—one of three dedicated to servicing U.S. Navy equipment—bringing the global Dresser-Rand service center total to 27.

Consistent with our "bolt-on" acquisition strategy, Dresser-Rand purchased the Gimpel Valve business from Tyco International in April 2007. Gimpel trip and trip-and-throttle valves are renowned for their reliability and safety in the steam turbine business. Gimpel's extensive installed base, coupled with Dresser-Rand's global service network, provides us with great opportunities to service Gimpel's installed base and further grow our aftermarket business.



D-R's first major field service contract in a nuclear power plant is with PPL Susquehanna, LLC.

DRESSER-RAND.



EXPANDING OUR PORTFOLIO

We enter 2008 with a clear vision and well-defined business strategy, and we continue to explore growth opportunities for our innovative products and processes that reach beyond today's products and markets.

The recent meeting of nearly 130 members of Dresser-Rand's Leadership Team is tangible evidence of the company's intent to strengthen its global leadership position. Managers from around the world attended this event, which this year emphasized identifying strategies to expand our portfolio.

The strategic focus of the gathering was reinforced by face-to-face discussions and exchanges of ideas, supported by presentations made by clients and suppliers. Discussions centered around significant changes of the past three years in the company and the markets it serves. Additionally, the team explored proposed growth opportunities, including extended equipment services, inventory optimization, environmentally friendly solutions, and product and service technologies. Among the topics likely to impact future company operations, the managers also discussed our continued focus on lean manufacturing, supply chain improvements, and other process improvements.

Members of the leadership team and their colleagues around the world are energized by the opportunities available to the company.



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-32586

DRESSER-RAND GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-1780492**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1200 West Sam Houston Parkway, No.
Houston, Texas 77043
(Address Of Principal Executive Offices)
(713) 467-2221
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

(Title of class)

(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price of $39.50 per share at which the common equity was last sold, as of the last business day of the registrant's most recently completed second fiscal quarter was $3,390,000,000.

There were 85,825,123 shares of common stock outstanding on January 31, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated by reference into Part III.

TABLE OF CONTENTS

ITEM 1. *BUSINESS*

Overview

Dresser-Rand Group Inc. is a Delaware corporation formed in October 2004. Dresser-Rand Company, an affiliate of Dresser-Rand Group Inc. was initially formed on December 31, 1986, when Dresser Industries, Inc. and Ingersoll Rand entered into a partnership agreement for the formation of Dresser-Rand Company, a New York general partnership owned 50% by Dresser Industries, Inc. and 50% by Ingersoll Rand. On October 1, 1992, Dresser Industries, Inc. purchased a 1% equity interest from Dresser-Rand Company. In September 1999, Dresser Industries, Inc. merged with Halliburton Industries, and Dresser Industries, Inc.'s ownership interest in Dresser-Rand Company transferred to Halliburton Industries. On February 2, 2000, a wholly-owned subsidiary of Ingersoll Rand purchased Halliburton Industries' 51% interest in Dresser-Rand Company. On August 25, 2004, Dresser-Rand Holdings, LLC, an affiliate of First Reserve Corporation ("First Reserve"), a private equity firm, entered into an equity purchase agreement with Ingersoll Rand to purchase all of the equity interests in the Dresser-Rand Entities for approximately $1.13 billion. The acquisition closed on October 29, 2004. In this Form 10-K, we refer to this acquisition as the "Acquisition" and the term "Transactions" means, collectively, the Acquisition and the related financings to fund the Acquisition.

Unless the context otherwise indicates, as used in this Form 10-K, (i) the terms "we," "our," "us," the "Company", the "Successor" and similar terms refer to Dresser-Rand Group Inc. and its consolidated subsidiaries after giving effect to the consummation of the Transaction, (ii) the term "Dresser-Rand Entities" and the term "Predecessor" refers to Dresser-Rand Company and its direct and indirect subsidiaries, Dresser-Rand Canada, Inc. and Dresser-Rand GmbH and (iii) the term "Ingersoll Rand" refers to Ingersoll Rand Company Limited, a Bermuda corporation, and its predecessors, which sold its interest in the Dresser-Rand Entities in the Acquisition.

We are among the largest global suppliers of rotating equipment solutions to the worldwide oil, gas, petrochemical and process industries. Our services and products are used for a wide range of applications, including oil and gas production, high-pressure injection and enhanced oil recovery, gas transmission, refinery processes, natural gas processing, and petrochemical production. We believe we have the largest installed base in the world of the classes of equipment we manufacture, with approximately 40% of the total installed base of equipment in operation. Our installed base of equipment includes such well-recognized brand names as Dresser-Rand, Dresser-Clark, Ingersoll Rand, Worthington, Turbodyne, Terry, Coppus, Murray and Nadrowski. We provide a full range of aftermarket parts and services to this installed base through our global network of 27 service and support centers covering more than 140 countries. We operate globally with manufacturing facilities in the United States, France, Germany, Norway, and India. Our client base consists of most major independent oil and gas producers and distributors worldwide, national oil and gas companies, and chemical and industrial companies. Our clients include Royal Dutch Shell, ExxonMobil, BP, Statoil, Chevron, Petrobras, Pemex, PDVSA, ConocoPhillips, Lukoil, Marathon Oil Corporation, Repsol, and Dow Chemical Company.

Our solutions-based service offering combines our industry-leading technology, proprietary worldwide service center network and deep product expertise. This approach drives our growth as we offer integrated service solutions that help our clients maximize returns on their production and processing equipment. We believe our business model and alliance-based approach align us with our clients who are shifting from purchasing isolated units and services on a transactional basis to choosing service providers that can help optimize performance over the entire life cycle of their equipment. Our alliance program encompasses both the provision of new units and/or parts and services. We offer our clients a dedicated team, a streamlined engineering and procurement process, and a life cycle approach to manufacturing, operating, and maintaining their equipment, whether originally manufactured by us or by a third party. In our alliances, we are either the exclusive or preferred supplier of equipment and aftermarket parts and services to a client. Our alliances enable us to:

- lower clients' total cost of ownership and improve equipment performance;
- lower both our transaction costs and our clients' ;
- better forecast our future revenues; and
- develop a broad, continuing business-to-business relationship with our clients that often results in a substantial increase in the level of activity with those clients.

The markets in which we operate are large and fragmented. We estimate that the worldwide aggregate annual value of new unit sales of the classes of equipment we manufacture is approximately $4 billion and the aftermarket parts and services needs of the installed base of such equipment (both in-house and outsourced) is approximately

$10 billion. We believe that we are well positioned to benefit from a variety of long-term trends driving demand in our industry, including:

- the increased worldwide demand for oil products resulting from economic growth;
- the maturation of producing fields worldwide, which requires increasing use of compression equipment to maintain production levels;
- the substantial increase in demand for natural gas, which is driving growth in gas production, storage and transmission infrastructure;
- regulatory and environmental initiatives, including clean fuel legislation and stricter emissions controls worldwide;
- the aging installed base of equipment, which is increasing demand for aftermarket parts and services, revamps and upgrades; and
- the increased outsourcing of equipment maintenance and operations.

Business Strategy

In 2007, approximately 92% of our revenues were generated from energy infrastructure and oilfield spending. Additionally, 48.9% of our total combined revenues were generated by our new units segment and 51.1% by our aftermarket parts and services segment. We intend to continue to focus on the upstream, midstream, and downstream segments of the oil and gas market. Thus, expect to capitalize on the expected long-term growth in equipment and services investment in these segments. Specifically, we intend to:

Increase Sales of Aftermarket Parts and Services to Existing Installed Base. The substantial portion of the aftermarkets parts and services needs of the existing installed base of equipment that we currently do not, or only partially, service, represents a significant opportunity for growth. We believe the market has a general preference for aftermarket original equipment manufacturers' parts and services. We are implementing a proactive approach to aftermarket parts and services sales that capitalizes on our knowledge of the installed base of our own and our competitors' equipment. Through the D-R Avenue project, we have assembled a significant amount of data on both Dresser-Rand's and competitors' installed equipment base. We have developed predictive models that help us identify and be proactive in securing aftermarket parts and services opportunities. We are upgrading our service response by integrating the expertise of our factory-based product engineers with the client-oriented service personnel in the field through our Client Interface and Response System (CIRS). CIRS significantly enhances our ability to rapidly and accurately respond to any technical support or service request from our clients. We believe our premium service level will result in continued growth of sales of aftermarket parts and services.

Expand Aftermarket Parts and Services Business to Non-Dresser-Rand Original Equipment Manufacturers' Equipment. We believe the aftermarket parts and services market for non-Dresser-Rand equipment represents a significant growth opportunity that we are continuing to pursue on a systematic basis. As a result of the knowledge and expertise derived from our long history and experience servicing the largest installed base in the industry, combined with our extensive investment in technology, we have a proven process of applying our technology and processes to improve the operating efficiency and performance of our competitors' products. Additionally, with the largest global network of full-capability service centers and field service support for our class of equipment, we are often in a position to provide quick response to clients and to offer local service. We believe these are important service differentiators for our clients. By using D-R Avenue, we intend to capitalize on our knowledge, our broad network of service centers, flexible technology and existing relationships with most major industry participants to grow our aftermarket parts and services solutions for non-Dresser-Rand equipment. We are able to identify technology upgrades that improve the performance of our clients' assets and to proactively suggest upgrade and revamp projects that clients may not have considered.

Grow Alliances. As a result of the need to improve efficiency in a competitive global economy, oil and gas companies are frequently consolidating their supplier relationships and seeking alliances with suppliers, shifting from purchasing units and services on an individual transactional basis to choosing long-term service providers that can help them optimize performance over the entire life cycle of their equipment. We continue to see a high level of interest among our clients in seeking alliances with us, and we have entered into agreements with more than 49 of our clients. We plan to leverage our market leadership, global presence, and comprehensive range of products and services to continue to take advantage of this trend by pursuing new client alliances as well as strengthening our existing alliances. We currently are the only alliance partner for rotating equipment with Marathon Oil Corporation and Royal Dutch

Shell. In addition, we are a preferred, non-exclusive supplier to other alliance partners, including BP, Statoil, ConocoPhillips, ExxonMobil, Chevron, Petrobras, Pemex, Valero, Praxair, Targa, PDVSA, Repsol and DCP Midstream.

Expand our Performance-Based Long-Term Service Contracts. We are growing the outsourced services market with our performance-based operations and maintenance solutions (known as our *Availability+* program), which are designed to offer clients significant value (improved equipment performance, decreased life cycle cost and higher availability levels) versus the traditional services and products approach. These contracts generally represent multiyear, recurring revenue opportunities for us that typically include a performance-based element to the service provided. We offer these contracts for most of the markets that we serve.

Introduce New and Innovative Products and Technologies. We believe we are an industry leader in introducing new, value-added technology. Product innovation has historically provided, and we believe will continue to provide, significant opportunities to increase revenues from both new product sales and upgrades to our, and other original equipment manufacturers', installed base of equipment. Many of our products utilize innovative technology that lowers operating costs, improves convenience and increases reliability and performance. Examples of recent new offerings include adapting the DATUM compressor platform for the revamping of other original equipment manufacturers' equipment, a new design of dry-gas seals and bearings, a new generation of rotating separators and an integrated compression system (ICS). We recently have introduced a complete line of remote-monitoring and control instrumentation that offers significant performance benefits to clients and enhances our operations and maintenance services offering. We plan to continue developing innovative products, including new compressor platforms which would further open up new markets to us.

Continue to Improve Profitability. We continually seek to improve our financial and operating performance through cost reductions and productivity improvements. Process efficiencies, cycle time reductions and cost improvements are being driven by greater worldwide collaboration across Dresser-Rand locations. We have Process Innovation teams removing waste using advanced lean manufacturing methodologies such as valve stream mapping. A large portion of our finished products comes from purchased materials and we are extending our process innovation and lean methodologies to remove waste from our supply chain. We are focused on continuing to improve our cost position in every area of our business, and we believe there is substantial opportunity to further increase our productivity in the future.

Selectively Pursue Acquisitions. We intend to continue our disciplined pursuit of acquisition opportunities that fit our business strategy. We expect to make acquisitions within the energy sector that add new products or technologies to our portfolio, provide us with access to new markets or enhance our current market positions. Given our size and the large number of small companies in our industry and related industries, we believe we are well positioned to be an industry consolidator over time.

Services and Products

We design, manufacture and market highly engineered rotating equipment and services sold primarily to the worldwide oil, gas, petrochemical and industrial process industries. Our segments are new units and aftermarket parts and services. The following charts show the proportion of our revenue generated by segment, geography and end market for the periods indicated:



Revenue By Segment
Year Ended 12/31/07
New Units
49%
Aftermarket Parts and Services
51%
Revenue By Geography
Year Ended 12/31/07
Asia Pacific
12%
USA
38%
Middle East/Africa
15%
Europe
18%
4%
Canada
Latin America
Revenue By End Market
Year Ended 12/31/07
Other
Chemical
14%
Oil and Gas Production
31%
Refining
32%
15%
Gas Transmission

Segment and geographic revenues and related financial information for 2007, 2006, and 2005 can be found in Note 21, Segment Information, in the Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

New Units

We are a leading manufacturer of highly-engineered turbo and reciprocating compression equipment and steam turbines. We also manufacture special-purpose gas turbines. Our new unit products are built to client specifications for long-life, critical applications. The following is a description of the new unit products that we currently offer.

Dresser-Rand Major Product Categories

Product	Maximum Performance	End Markets: Up Stream	Mid Stream	Down Stream	Petro Chemical	Chemical	Industrial	Power
Turbo Products								
Compressors	up to 500k CFM	✔	✔	✔	✔	✔	✔	
Gas & Power turbines	up to 60 MW	✔	✔	✔	✔	✔	✔	✔
Hot Gas Expanders	Up to 1600^{0}F			✔	✔			✔
Control Systems		✔	✔	✔	✔	✔	✔	✔
Reciprocating Compressors								
Process	up to 325k lbs. Rod Load	✔	✔	✔	✔	✔	✔	
Separable	up to 11k HP, 7500 psig	✔	✔	✔				
Steam Turbines	up to 75 MW	✔	✔	✔	✔	✔	✔	✔

Turbo Products. We are a leading supplier of turbomachinery for the oil and gas industries worldwide. In 2007, in North America new unit turbomachinery bookings, we were the leader, and we continued to rank in the top three in worldwide market share. Turbo products sales represented 60.9%, 62.3%, and 56.5% of our total new unit revenues for the fiscal years ended 2007, 2006, and 2005, respectively. Centrifugal compressors utilize turbomachinery machinery technology that employs a series of graduated impellers to increase pressure. Generally, these centrifugal compressors are used to re-inject natural gases into petroleum fields to increase field pressures for added petroleum recovery. In addition, centrifugal compression is used to separate the composition of various gases in process applications to extract specific gases. These compressors are also used to provide the compression needed to increase pressures required to transport gases between gas sources through pipelines. Applications for our turbo products include gas lift and injection, gas gathering, storage and transmission, synthetic fuels, ethylene, fertilizer, refineries and chemical production.

In 1995, we introduced the DATUM product line, which incorporates enhanced engineering features that provide significant operating and maintenance benefits for our clients. The DATUM is a comprehensive line of radial and axial split, modular and scalable construction, for flows to 500,000 cubic feet per minute (CFM), and discharge pressures to over 10,000 pounds per square inch gauge (psig). In some applications, a single DATUM compressor can compress greater flows per frame size than a comparable existing product offering, resulting in the capability to handle the same pressure ratio with less frames. The DATUM product line also offers improved rotor stability characteristics. DATUM compressors are available in 14 frame sizes. In addition to the DATUM centrifugal compressor line, we manufacture a line of axial flow compressors, legacy centrifugal compressors, hot-gas expanders, gas and power turbines and control systems.

In addition, we offer a variety of gas turbines ranging in power capacity from approximately 1.5 to 60 megawatts (MW), which support driver needs for various centrifugal compressor product lines, as well as for power generation applications.

Reciprocating Compressors. We are a leading supplier of reciprocating compressors, offering products ranging from medium to high speed separable units driven by engines to large slow speed motor driven process reciprocating compressors. In 2007, in new unit reciprocating compressor sales, we were the clear leader in North America, and we continued to rank in the top three in worldwide market share. Reciprocating compressor product sales represented 17.3%, 20.7%, and 25.3% of our total new unit revenues for the fiscal years ended 2007, 2006, and 2005, respectively. Reciprocating compressors use a traditional piston and cylinder engine design to increase pressure within a chamber. Typically, reciprocating compressors are used in lower volume/higher compression ratio applications and are better able to handle changes in pressure and flow compared to centrifugal compressors. We offer 11 models of process reciprocating compressors, with power capacity ranging from 5 to 45,000 horsepower, and pressures ranging from vacuum to 60,000 psig. We offer seven models of separable reciprocating compressors, with power ratings to 11,000 horsepower. Applications for our reciprocating compressors include upstream production (gas lift, Liquefied Natural Gas, export, gathering, processing, Liquefied Petroleum Gas, and Natural Gas Liquids), midstream transportation (gas transport, storage and fuel gas) and downstream processing (G-T-C, H_2 Production, refining, cool gas, methanol and ethylene, NH_3, Nitric Acid, and Urea).

Steam Turbines. We are a leading supplier of standard and engineered mechanical drive steam turbines and turbine generator sets. Steam turbine product sales represented 21.9%, 17.0%, and 18.2% of our total new unit revenues for the fiscal years ended 2007, 2006, and 2005, respectively. Steam turbines use steam from power plant or process applications and expand it through nozzles and fixed and rotating vanes, converting the steam energy into mechanical energy of rotation. We are one of the few remaining North American manufacturers of standard and engineered multi-stage steam turbines. Our steam turbine models have power capacity ranging from 2 to 75MW and are used primarily to drive pumps, fans, blowers, generators and compressors. Our steam turbines are used in a variety of industries, including oil and gas, refining, petrochemical, chemical, pulp and paper, metals, industrial power production and utilities, sugar and palm oil. We are the sole supplier to the United States Navy of steam turbines for aircraft carrier propulsion.

New Product Development

New product development is an important part of our business. We believe we are an industry leader in introducing new, value-added technology. Our investment in research and development has resulted in numerous technology upgrades focused on aftermarket parts and services growth. Our recent new product development includes adapting the DATUM compressor platform for revamping of other original equipment manufacturers' equipment, a new design of dry-gas seals and bearings, an in-line rotary separator (IRIS) and a new Integrated Compression System (ICS). ICS uses as a platform high-efficiency DATUM centrifugal compressor technology driven by a high-speed, close-coupled motor, with an integrated gas-liquid separation unit, packaged with process coolers in a single module. It provides a complete compression system that can be applied to all markets — upstream, midstream and downstream. We believe that the ICS is uniquely suited for developing sub-sea applications because the compressor, motor, separation system and gas coolers are contained in the same process module. We have recently introduced a complete suite package of remote monitoring and control instrumentation that offers significant performance benefits to clients and enhances our operations and maintenance services offering. We plan to continue developing innovative products.

We believe clients are increasingly choosing their suppliers based upon capability to custom engineer, manufacture and deliver reliable high-performance products, with the lowest total cost of ownership, in the shortest cycle time, and to provide timely, locally based service and support. Our client alliance sales have increased substantially as a result of our ability to meet these client requirements. For example, our combined core centrifugal and process reciprocating new unit revenues from client alliances have increased from approximately $17 million in 2000 to approximately $495 million in 2007.

Revamp/Upgrade Opportunities

In addition to supplying new rotating units, there are significant opportunities for us to supply engineered revamp and upgrade services to the installed base of rotating equipment.

Revamp services involve significant improvement of the aerodynamic performance of rotating machinery by incorporating newer technology to enhance equipment efficiency, durability or capacity. For example, steam turbine revamps involve modifying the original steam flow path components to match new operating specifications such as requirements for power, speed and steam condition.

Upgrade services are offered on all our lines of rotating equipment, either in conjunction with revamps or on a stand alone basis. Upgrades are offered to provide the latest applicable technology components for the equipment to improve durability, reliability, and/or availability. Typical upgrades include replacement of components such as governors, bearings, seals, pistons, electronic control devices, and retrofitting of existing lubrication, sealing and control systems with newer technology.

Our proactive efforts to educate our clients on improved revamp technologies to our DATUM line provides significant growth potential with attractive margins. We have the support systems in place, including our technology platform and service facilities and our cost effective Configurator platform, to prepare accurate proposals, to take advantage of the growth potential in this market. In addition, we believe our alliance relationships will allow us to create new revamp opportunities.

Aftermarket Parts and Services

The aftermarket parts and services segment provides us with long-term growth opportunities and a steady stream of recurring revenues and cash flow. With a typical operating life of 30 years or more, rotating equipment requires substantial aftermarket parts and services over its operating life. Parts and services activities realize higher margins than new unit sales. Additionally, the cumulative revenues from these aftermarket activities often exceed the initial purchase price of the unit, which in many cases is as low as five percent of the total life cycle cost of the unit to the client. Our aftermarket parts and services business offers a range of services designed to enable clients to maximize their return on assets by optimizing the performance of their mission-critical rotating equipment. We offer a broad range of aftermarket parts and services, including:

- Replacement Parts
- Equipment Repair & Rerates
- Field Service Turnaround
- Equipment Installation
- U.S. Navy Service and Repair
- Applied Technology
- Operation and Maintenance Contracts
- Long-Term Service Agreements
- Rotor/Spare Parts Storage
- Special Coatings/Weldings
- Condition Monitoring
- Product Training
- Controls Retrofit
- Turnkey Installation/Project Management
- Site/Reliability Audits

We believe we have the largest installed base of the classes of equipment we manufacture and the largest associated aftermarket parts and services business in the industry. Many of the units we manufacture are unique and highly engineered and require knowledge of their design and performance characteristics to service. We estimate that we currently provide approximately 53% of the supplier-provided aftermarket parts and services needs of our own manufactured equipment base and approximately two percent of the aftermarket parts and services needs of the equipment base of other manufacturers. We focus on a global offering of technologically advanced aftermarket products and services, and as a result, our aftermarket activities tend to be concentrated on the provision of higher-value added parts and upgrades, and the delivery of sophisticated operating, repair, and overhaul services. Smaller independent companies tend to focus on local markets and have a more basic aftermarket offering.

We believe equipment owners and operators generally prefer to purchase aftermarket parts and services from the original equipment manufacturer of a unit. A significant portion of our installed base is serviced in-house by our clients. However, we believe there is an increasing trend for clients to outsource this activity, driven by declining in-house expertise, cost efficiency and the superior service levels and operating performance offered by original equipment manufacturer service providers. The steady demand from our installed base for aftermarket parts and services represents a stable source of recurring revenues and cash flow. Moreover, with our value-based solutions strategy, we have a demonstrated track record of growth in this segment as a result of our focus on expanding our service offerings into new areas, including servicing other original equipment manufacturers' installed base of equipment, developing new technology upgrades and increasing our penetration of higher value-added services to our own installed base.

Because equipment in our industry typically has a multi-decade operational life, we believe aftermarket parts and services capability is a key element in both new unit purchasing decisions and sales of service contracts. Given the critical role played by the equipment we sell, customers place a great deal of importance on a supplier's ability to provide rapid, comprehensive service, and we believe that the aftermarket parts and services business represents a significant long-term growth opportunity. We believe important factors for our clients include a broad product range servicing capability, the ability to provide technology upgrades, local presence and rapid response time. We provide our solutions to our clients through a proprietary network of 27 service and support centers in 15 countries, employing approximately 1,600 service center and field service personnel, servicing our own and other original equipment manufacturers' turbo and reciprocating compressors as well as steam and gas turbines. Our coverage area of service centers servicing both turbo and reciprocating compressors and steam turbines is approximately 50% larger than that of our next closest competitor.

Sales and Marketing

We market our services and products worldwide through our established sales presence in over 20 countries. In addition, in certain countries in which we do business, we sell our products and services through sales representatives. Our sales force is comprised of over 350 direct sales/service personnel and a global network of approximately 100 independent representatives, as well as 27 service and support centers in 15 countries who sell our products and provide service and aftermarket support to our installed base locally in over 140 countries.

Manufacturing and Engineering Design

Our manufacturing processes generally consist of fabrication, machining, component assembly and testing. Many of our products are designed, manufactured and produced to order and are often built to clients' specifications for long-life, mission-critical applications. To improve quality and productivity, we are implementing a variety of manufacturing strategies including focus factories, global manufacturing and integrated supply chain management. With the introduction of the Configurator, we have reduced cycle times of engineering designs by approximately one-third, which we believe to be one of the lowest cycle times in the industry. In addition, we have been successful in outsourcing the fabrication of subassemblies and components of our products, such as lube oil consoles, gas seal panels, packaging and certain manufacturing whenever the quality, delivery, capacity or costs of such outsourcing provide a value solution. Our manufacturing operations are conducted in ten locations around the world. We have major manufacturing plants outside the United States in France, Norway, India and Germany.

We strive to manufacture the highest quality products and are committed to improve the quality and efficiency of our products and processes. For example, we have established a full-time worldwide process innovation team of 125 employees who work across our various departments, including engineering, finance, purchasing and others, and who are focused on providing our clients with faster and improved configured solutions, short service response times, improved cycle times and on-time-delivery. The team uses a combination of operational performance and continuous improvement tools from Lean Enterprise, 6 Sigma, Value Engineering/Value Analysis, Total Quality Management, plus other value-creation and change management methodologies. Our aggressive focus on product quality is essential due to the strict performance requirements for our final products. All of our plants are certified in compliance with ISO 9001, with several also holding ISO 14001.

We manufacture many of the components included in our products. The principal raw materials required to manufacture our products are purchased from numerous suppliers, and we believe that available sources of supply will generally be sufficient for our needs for the foreseeable future.

Clients

Our global client base consists of most major independent oil and gas producers and distributors worldwide, national oil and gas companies, major energy companies, independent refiners, multinational engineering, procurement and construction companies, petrochemical companies, the United States government and other businesses operating in certain process industries. Our clients include Royal Dutch Shell, ExxonMobil, BP, Statoil, Chevron, Petrobras, Pemex, PDVSA, ConocoPhillips, Lukoil, Marathon Oil Corporation, Repsol, and Dow Chemical Company. In 2007 and 2005, no one client exceeded 5% of total net revenues. In 2006, Daewoo Ship Building & Marine Engineering Co., Ltd. totaled 5.9% of total net revenues, PDVSA totaled 5.2% and Chevron totaled 5.0%.

We believe our business model aligns us with our clients who are shifting from purchasing isolated units and services on an individual transactional basis to choosing service providers that can help optimize performance over the entire life cycle of their equipment. We are responding to this demand through an alliance-based approach. An alliance can encompass the provision of new units and/or parts and services, whereby we offer our clients a dedicated, experienced team, streamlined engineering and procurement processes, and a life cycle approach to operating and maintaining their equipment. Pursuant to the terms of an alliance agreement, we become the client's exclusive or preferred supplier of rotating equipment and aftermarket parts and services which gives us an advantage in obtaining new business from that client. Our client alliance agreements include frame agreements, preferred supplier agreements and blanket purchasing agreements. The alliance agreements are generally terminable upon 30 days' notice without penalty, and therefore do not assure a long-term business relationship. We have so far entered more than 49 alliances, and currently are the only alliance partner for like rotating equipment with exclusive alliances with Marathon Oil Corporation, and Royal Dutch Shell, plc. We also have preferred, non-exclusive supplier alliances with BP, Statoil, ConocoPhillips, ExxonMobil, Chevron, Petrobras, Pemex, Valero, Praxair, Targa, PDVSA, Repsol and DCP Midstream.

Competition

We encounter competition in all areas of our business, principally in the new unit segment. We compete against products manufactured by both U.S. and non-U.S. companies. The principal methods of competition in these markets relate to product performance, client service, product lead times, global reach, brand reputation, breadth of product line, quality of aftermarket service and support and price. We believe the significant capital required to construct new manufacturing facilities, the production volumes required to maintain low unit costs, the need to secure a broad range of reliable raw material and intermediate material supplies, the significant technical knowledge required to develop high-performance products, applications and processes and the need to develop close, integrated relationships with clients serve as disincentives for new market entrants. Some of our existing competitors, however, have greater financial and other resources than we do.

Over the last 20 years, the turbo compressor industry has consolidated from more than 15 to 7 of our larger competitors, the reciprocating compressor industry has consolidated from more than 12 to 7 of our larger competitors and the steam turbine industry has consolidated from more than 18 to 5 of our larger competitors. Our larger competitors in the new unit segment of the turbo compressor industry include General Electric/Nuovo Pignone, Siemens, Solar Turbines, Inc., Rolls-Royce Group plc, Elliott Company, Mitsubishi Heavy Industries and MAN Turbo; in the reciprocating compressor industry include General Electric/Nuovo Pignone, Burckhardt Compression, Neuman & Esser, Peter Brotherhood Ltd., Ariel Corp., Thomassen and Mitsui; and in the steam turbine industry include Elliott Company, Siemens, General Electric/Nuovo Pignone, Mitsubishi Heavy Industries and Shin Nippon.

In our aftermarket parts and services segment, we compete with our major competitors as discussed above, small independent local providers and our clients' in-house service providers. However, we believe there is an increasing trend for clients to outsource services, driven by declining in-house expertise, cost efficiency and the superior service levels and operating performance offered by original equipment manufacturers' knowledgeable service providers.

Research and Development

Our research and development expenses were $12.8 million, $10.4 million, and $7.1 million for the years ended December 31, 2007, 2006, and 2005, respectively. We believe current expenditures are adequate to sustain ongoing research and development activities. It is our policy to make a substantial investment in research and development each year in order to maintain our product and services leadership positions. We have developed many of the technology and product breakthroughs in our markets, and manufacture some of the most advanced products available in each of our product lines. We believe we have significant opportunities for growth by developing new services and products that offer our clients greater performance and significant cost savings. We are also actively involved in research and development programs designed to improve existing products and manufacturing methods.

Employees

As of December 31, 2007, we had approximately 6,000 employees worldwide. Of our employees, approximately 70% are located in the United States. Approximately 30% of our employees in the United States are covered by collective bargaining agreements.

Our represented employees at our Painted Post, N.Y. facility imposed a work stoppage/strike on August 3, 2007 at the expiration of the then existing collective bargaining agreement as a result of our being unable to reach a new agreement with the Union (Local 313 IUE-CWA). During the strike, we continued negotiations but were unable to reach a new agreement with Local 313. In the interim, Local 313 filed eleven unfair labor practice claims with Region 3 of the National Labor Relations Board (NLRB), ultimately seeking a ruling from Region 3 that the strike was an unfair labor practice strike rather than an economic strike. After many months, the striking employees made an unconditional offer to return to work under the terms of the expired contract. We did not accept the employees' offer and instead, in support of our bargaining demands, engaged in a lock-out of employees that lasted approximately one week. On November 29, 2007, the Company implemented the terms of its last offer after reaching impasse in the negotiations and the represented employees again agreed to return to work unconditionally and the Company began the process of returning employees to work. On December 20, 2007, Region 3 notified the Company that the work stoppage (strike) by the represented employees will be deemed an economic strike, not an unfair labor practice strike as originally alleged by the represented employees. Further, the unfair labor practice claims were found to be insufficient to give rise to any Company obligation to provide back pay to striking workers, and, additionally, the Company can retain its permanently hired new employees. Of the eleven unfair labor practice claims originally filed against the Company, five have now been withdrawn by Local 313. Three claims were outright dismissed by Region 3 and the represented employees have appealed the dismissal of those claims before the NLRB in Washington. Management believes that none of the appealed claims, if adversely determined, will have a material adverse effect on the business. The remaining three claims, which would now be subject to further proceedings in the Region, were insufficient to convert the strike to an unfair labor practice strike. Significantly, none of the three remaining claims are related to the negotiating process with the Union. While the Company would have the right to proceed to a full trial to challenge the remaining claims, the Company has agreed to terminate those claims by posting a NLRB notice in the facility.

On December 31, 2007, Local 313 filed ten new unfair labor practice claims with Region 3 of the NLRB. Management believes that none of those ten charges, if sustained by the Region, would have a material and adverse effect on the business.

A material collective bargaining agreement will expire at our Olean, N.Y. facility in June 2008. In addition, we have an agreement with the United Brotherhood of Carpenters and Joiners of America whereby we hire skilled trade workers on a contract-by-contract basis. Our contract with the United Brotherhood of Carpenters and Joiners of America can be terminated by either party with 90 days prior written notice. Our operations in the following countries are unionized: Le Havre, France; Oberhausen and Bielefeld, Germany; Kongsberg, Norway; and Naroda, India. Additionally, overseas, approximately 27% of our employees belong to industry or national labor unions. We believe that our relations with our employees are good.

Environmental and Government Regulation

Manufacturers, such as our company, are subject to extensive environmental laws and regulations concerning, among other things, emissions to the air, discharges to land, surface water and subsurface water, the generation, handling, storage, transportation, treatment and disposal of waste and other materials, and the remediation of environmental pollution relating to such companies' (past and present) properties and operations. Costs and expenses under such environmental laws incidental to ongoing operations are generally included within operating budgets. Potential costs and expenses may also be incurred in connection with the repair or upgrade of facilities to meet existing or new requirements under environmental laws. In many instances, the ultimate costs under environmental laws and the time period during which such costs are likely to be incurred are difficult to predict. We do not believe that our liabilities in connection with compliance issues will have a material and adverse effect on us.

Various federal, state and local laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. In addition, such laws impose liability for such costs on persons who disposed of or arranged for the disposal of hazardous substances at third-party sites. Such liability may be imposed without regard to the legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances, and such liability may be joint and several with other parties. If the liability is joint and several, we could be responsible for payment of the full amount of the liability, whether or not any other responsible party is also liable.

We have sent wastes from our operations to various third-party waste disposal sites. From time to time we receive notices from representatives of governmental agencies and private parties contending that we are potentially liable for a portion of the investigation and remediation costs and damages at such third-party sites. We do not believe that our liabilities in connection with such third-party sites, either individually or in the aggregate, will have a material and adverse effect on us.

The equity purchase agreement entered into in connection with the Acquisition provides that, with the exception of non-Superfund off-site liabilities and non-asbestos environmental tort cases, which had a three-year time limit for a claim to be filed, Ingersoll Rand will remain responsible without time limit for certain specified known environmental liabilities that existed as of the October 29, 2004, closing date. Each of these liabilities has been placed on the Environmental Remediation and Compliance Schedule to the equity purchase agreement (the "Final Schedule"). We are responsible for all environmental liabilities that were not identified prior to the closing date and placed on the Final Schedule.

Pursuant to the equity purchase agreement, Ingersoll Rand is responsible for all response actions associated with the contamination matters placed on the Final Schedule and must perform such response actions diligently. However, to the extent contamination at leased properties was caused by a third party and to the extent contamination at owned properties resulted from the migration of releases caused by a third party, Ingersoll Rand is only required to conduct response actions after being ordered to do so by a governmental authority.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws, employee and third-party nondisclosure/confidentiality agreements and license agreements to protect our intellectual property. We sell most of our products under a number of registered trade names, brand names and registered trademarks which we believe are widely recognized in the industry.

In addition, many of our products and technologies are protected by patents. Except for our company's name and principal mark "Dresser-Rand," no single patent, trademark or trade name is material to our business as a whole. We anticipate we will apply for additional patents in the future as we develop new products and processes. Any issued patents that cover our proprietary technology may not provide us with substantial protection or be commercially beneficial to us. The issuance of a patent is not conclusive as to its validity or its enforceability. If we are unable to protect our patented technologies, our competitors could commercialize our technologies. Competitors may also be able to design around our patents. In addition, we may also face claims that our products, services, or operations infringe patent or other intellectual property rights of others.

With respect to proprietary know-how, we rely on trade secret protection and confidentiality agreements. Monitoring the unauthorized use of our proprietary technology is difficult, and the steps we have taken may not prevent unauthorized use of such technology. The proprietary disclosure or misappropriation of our trade secrets could harm our ability to protect our rights and our competitive position.

Our company's name and principal trademark is a combination of the names of our founder companies, Dresser Industries, Inc. and Ingersoll Rand. We have acquired rights to use the "Rand" portion of our principal mark from Ingersoll Rand, and the rights to use the "Dresser" portion of our name from Dresser, Inc., the successor of Dresser Industries, Inc. If we lose the right to use either the "Dresser" or "Rand" portion of our name, our ability to build our brand identity could be negatively affected.

Additional Information

We file annual, quarterly and current reports, amendments to these reports, proxy statements and other information with the United States Securities and Exchange Commission ("SEC"). Our SEC filings may be accessed and read through our website at www.dresser-rand.com or through the SEC's website at www.sec.gov. The information contained on, or that may be accessed through, our website is not part of this Form 10-K. All documents we file are also available at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

We have adopted a Code of Conduct that applies to all employees, executive officers and directors. The Code of Conduct is posted on our website, www.dresser-rand.com, and is available in print upon written request by any stockholder at no cost. The request should be submitted to Dresser-Rand Group Inc., c/o Mark F. Mai, 1200 West Sam Houston Parkway North, Houston, Texas 77043. Any amendment to the Code of Conduct or any waiver of any provision of the Code of Conduct granted to our principal executive officer, principal financial officer, principal accounting officer or controller or person performing similar functions will be disclosed on our website at www.dresser-rand.com or in a report on Form 8-K within four business days of such event. Any waiver of any provision of the Code of Conduct granted to an executive officer or director may only be made by the Board.

We submitted the certification of our CEO required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, relating to our compliance with the NYSE's corporate governance listing standards, to the NYSE on June 11, 2007 with no qualifications.

ITEM 1A. *RISK FACTORS*

Risks Related to Our Business

We have reported material weaknesses in our internal controls over financial reporting in prior years.

We reported material weaknesses in internal control over financial reporting in our Annual Report on Form 10-K for the year ended December 31, 2006. Those material weaknesses, all of which have been remediated as of December 31, 2007, principally involved inadequate (1) preparation and review of account reconciliations and journal entries, (2) segregation of duties and access limitation to critical financial systems and (3) control environment regarding the adequacy of accounting and information technology personnel and information technology general controls. A description of the material weaknesses is included in Item 9A. *Controls and Procedures*, in our Annual Report on Form 10-K for the year ended December 31, 2006.

While we have remediated the previously reported material weaknesses, we cannot be certain that remedial measures we have taken will be effective in sustaining the remediation of all previously identified deficiencies in our internal control over financial reporting or result in the design, implementation and maintenance of adequate controls over our financial processes and reporting in the future. Our inability to sustain the remediation of the previously reported material weaknesses or any additional material weaknesses that may be identified in the future could, among other things, cause us to fail to timely file our periodic reports with the SEC and require us to incur additional costs and divert management resources. Errors in our financial statements could require a restatement or prevent us from timely filing our periodic reports with the SEC. Additionally, inferior internal control over financial reporting could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities. Additionally, the effectiveness of our or any system of disclosure controls and procedures is subject to similar inherent limitations, and therefore we cannot be certain that our internal control over financial reporting or our disclosure controls and procedures will prevent or detect future errors or fraud in connection with our financial statements.

Our operating results and cash flows could be harmed during economic or industry downturns.

The businesses of most of our clients, particularly oil, gas and petrochemical companies, are, to varying degrees, cyclical and historically have experienced periodic downturns. Profitability in those industries is highly sensitive to supply and demand cycles and volatile commodity prices, and our clients in those industries historically have tended to delay large capital projects, including expensive maintenance and upgrades, during industry downturns. These industry downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent accelerated erosion of average selling prices. Demand for our new units and, to a lesser extent, aftermarket parts and services is driven by a combination of long-term and cyclical trends, including increased outsourcing of services, maturing oil and gas fields, the aging of the installed base of equipment throughout the industry, gas market growth and the construction of new gas infrastructure, and regulatory factors. In addition, the growth of new unit sales is generally linked to the growth of oil and gas consumption in markets in which we operate. Therefore, any significant downturn in our clients' markets or in general economic conditions could result in a reduction in demand for our services and products and could harm our business. Such downturns, or the perception that they may occur, could have a significant negative impact on the market price of our senior subordinated notes and our common stock.

We may not be successful in implementing our business strategy to increase our aftermarket parts and services revenue.

We estimate that we currently provide approximately 53% of the supplier-provided aftermarket parts and services needs of our own manufactured equipment base and approximately two percent of the aftermarket parts and services needs of the equipment base of other manufacturers. Our future success depends, in part, on our ability to provide aftermarket parts and services to both our own and our competitors' equipment base and our ability to develop and maintain our alliance relationships. Our ability to implement our business strategy successfully depends on a number of factors, including the success of our competitors in servicing the aftermarket parts and services needs of our clients, the willingness of our clients to outsource their service needs to us, the willingness of our competitors' clients to outsource their service needs to us, and general economic conditions. We cannot assure you that we will succeed in implementing our strategy.

We face intense competition that may cause us to lose market share and harm our financial performance.

We encounter competition in all areas of our business, principally in the new unit segment. The principal methods of competition in our markets include product performance, client service, product lead times, global reach, brand reputation, breadth of product line, quality of aftermarket service and support and price. Our clients increasingly demand more technologically advanced and integrated products, and we must continue to develop our expertise and technical capabilities in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in research and development, manufacturing, marketing, client service and support and our distribution networks. In our aftermarket parts and services segment, we compete with our major competitors, small independent local providers and our clients' in-house service providers. Other original equipment manufacturers typically have an advantage in competing for services and upgrades to their own equipment. Failure to penetrate this market will adversely affect our ability to grow our business. In addition, our competitors are increasingly emulating our alliance strategy. Our alliance relationships are terminable without penalty by either party, and our failure to maintain or enter into new alliance relationships will adversely affect our ability to grow our business.

We may not be able to complete, or achieve the expected benefits from, any future acquisitions, which could adversely affect our growth.

We have at times used acquisitions as a means of expanding our business and expect that we will continue to do so. If we do not successfully integrate acquisitions, we may not realize operating advantages and synergies. Future acquisitions may require us to incur additional debt and contingent liabilities, which may materially and adversely affect our business, operating results and financial condition. The acquisition and integration of companies involve a number of risks, including:

- use of available cash, new borrowings or borrowings under our senior secured credit facility to consummate the acquisition;
- demands on management related to the increase in our size after an acquisition;
- diversion of management's attention from existing operations to the integration of acquired companies;
- integration into our existing systems;
- difficulties in the assimilation and retention of employees; and
- potential adverse effects on our operating results.

We may not be able to maintain the levels of operating efficiency that acquired companies achieved separately. Successful integration of acquired operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. We may not be able to achieve the cost savings and other benefits that we would hope to achieve from acquisitions, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Economic, political and other risks associated with international sales and operations could adversely affect our business.

Since we manufacture and sell our products and services worldwide, our business is subject to risks associated with doing business internationally. For the year ended December 31, 2007, 42% of our net revenue was derived from the U.S. and Canada, 18% from Europe, 15% from the Middle East and Africa, 12% from Asia Pacific and 13% from Latin America. Accordingly, our future results could be harmed by a variety of factors, including:

- changes in foreign currency exchange rates;
- exchange controls;
- changes in a specific country's or region's political or economic conditions, particularly in emerging markets;
- civil unrest in any of the countries in which we operate;
- tariffs, other trade protection measures and import or export licensing requirements;
- potentially negative consequences from changes in tax laws;
- difficulty in staffing and managing widespread operations;
- differing labor regulations;
- requirements relating to withholding taxes on remittances and other payments by subsidiaries;
- different regimes controlling the protection of our intellectual property;
- restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;
- restrictions on our ability to repatriate dividends from our subsidiaries;
- difficulty in collecting international accounts receivable;
- difficulty in enforcement of contractual obligations governed by non-U.S. law;
- unexpected transportation delays or interruptions;

- unexpected changes in regulatory requirements; and
- the burden of complying with multiple and potentially conflicting laws.

Our international operations are affected by global economic and political conditions. Changes in economic or political conditions in any of the countries in which we operate could result in exchange rate movements, new currency or exchange controls or other restrictions being imposed on our operations or expropriation. In addition, the financial condition of foreign clients may not be as strong as that of our current domestic clients.

Some of the international markets in which we operate are politically unstable and are subject to occasional civil and communal unrest, such as Western Africa. For example, in Nigeria we terminated a contract in 2003 due to civil unrest. Riots, strikes, the outbreak of war or terrorist attacks in foreign locations, such as in the Middle East, could also adversely affect our business.

From time to time, certain of our foreign subsidiaries operate in countries that are or have previously been subject to sanctions and embargoes imposed by the U.S. government and the United Nations. Those foreign subsidiaries sell compressors, turbines and related parts, accessories and services to customers including enterprises controlled by government agencies of these countries in the oil, gas, petrochemical and power production industries. The Company's foreign subsidiaries' aggregate 2007 sales into countries that were subject to pending sanctions and embargos were less than one percent (1%) of the Company's total sales. Although not material in magnitude, certain investors may view even our limited business in these countries adversely which could have a negative effect on the trading price of our securities. These sanctions and embargoes do not generally prohibit those subsidiaries from transacting business in such countries, however, they can prohibit us and our domestic subsidiaries, as well as employees of our foreign subsidiaries who are U.S. citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. These constraints on our ability to have U.S. persons, including our senior management, provide managerial oversight and supervision may negatively affect the financial or operating performance of such business activities.

In addition, some of these countries are or previously have been identified by the State Department as terrorist-sponsoring states. Because certain of our foreign subsidiaries have contact with and transact business in such countries, including sales to enterprises controlled by agencies of the governments of such countries, our reputation may suffer due to our association with these countries, which may have a material and adverse effect on the price of our senior subordinated notes and our common stock. Further, certain U.S. states have enacted legislation regarding investments by pension funds and other retirement systems in companies that have business activities or contacts with countries that have been identified as terrorist-sponsoring states and similar legislation may be pending in other states. As a result, pension funds and other retirement systems may be subject to reporting requirements with respect to investments in companies such as ours or may be subject to limits or prohibitions with respect to those investments that may have a material and adverse effect on the prices of our senior subordinated notes and our common stock.

Fluctuations in the value of the U.S. dollar and other currencies and the volatility of exchange rates may adversely affect our financial condition and results of operations.

Fluctuations in the value of the U.S. dollar may adversely affect our results of operations. Because our combined financial results are reported in U.S. dollars, if we generate sales or earnings in other currencies the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings. In addition, our debt service requirements are primarily in U.S. dollars, even though a significant percentage of our cash flow is generated in euros or other foreign currencies. Significant changes in the value of the euro relative to the U.S. dollar could have a material and adverse effect on our financial condition and our ability to meet interest and principal payments on U.S. dollar-denominated debt, including our senior subordinated notes and the U.S. dollar-denominated borrowings under our senior secured credit facility.

In addition, fluctuations in currencies relative to currencies in which our earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations. For example, the economic and political situation in Venezuela is subject to change. The Venezuelan government has exchange controls and currency transfer restrictions that limit our ability to covert bolivars into U.S. dollars and transfer funds out of Venezuela, and we cannot assure you that our Venezuelan subsidiary will be able to convert bolivars to U.S. dollars to satisfy intercompany obligations. The Venezuelan government has also devalued the bolivar a number of times, with the last devaluation in 2005. We are exposed to risks of currency devaluation in Venezuela primarily as a result of our bolivar receivable balances and bolivar cash balances. To the extent that exchange controls continue in place and the value of the bolivar is reduced further, our financial condition and results of operations could have a materially and adverse effect on our business. Our subsidiary in Venezuela had sales of $38.5 million for the year ended December 31, 2007.

Our net investment in our Venezuela subsidiary, including inter-company accounts receivable, was $52.5 million at December 31, 2007. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our foreign operations are translated using average exchange rates during each period.

In addition to currency translation risks, we incur currency transaction risk whenever we or one of our subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction and/or translation risks. Volatility in currency exchange rates may have a material and adverse effect on our financial condition or results of operations. We have purchased and may continue to purchase foreign currency hedging instruments protecting or offsetting positions in certain currencies to reduce the risk of adverse currency fluctuations. We have in the past experienced and expect to continue to experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations.

If we lose our senior management, our business may be materially and adversely affected.

The success of our business is largely dependent on our senior managers, as well as on our ability to attract and retain other qualified personnel. Six of the top members of our senior management team have been with us for over 20 years, including our Chief Executive Officer and president who has been with us for 27 years. In addition, there is significant demand in our industry for qualified engineers and mechanics. Further, several members of our management received a significant amount of the net proceeds from the initial public offering and secondary offerings of our common stock by D-R Interholding, LLC. We cannot assure you that we will be able to retain all of our current senior management personnel and to attract and retain other personnel, including qualified mechanics and engineers, necessary for the development of our business. The loss of the services of senior management and other key personnel or the failure to attract additional personnel as required could have a material and adverse effect on our business, financial condition and results of operations.

Environmental compliance costs and liabilities could affect our financial condition, results of operations and cash flows adversely.

Our operations and properties are subject to stringent U.S. and foreign, federal, state and local laws and regulations relating to environmental protection, including laws and regulations governing the investigation and clean up of contaminated properties as well as air emissions, water discharges, waste management and disposal and workplace health and safety. Such laws and regulations affect a significant percentage of our operations, are continually changing, are different in every jurisdiction and can impose substantial fines and sanctions for violations. Further, they may require substantial clean-up costs for our properties (many of which are sites of long-standing manufacturing operations) and the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these laws and adapt to regulatory requirements in all jurisdictions as these requirements change.

We routinely deal with natural gas, oil and other petroleum products. As a result of our fabrication and aftermarket parts and services operations, we generate, manage and dispose of, or recycle, hazardous wastes and substances such as solvents, thinner, waste paint, waste oil, washdown wastes and sandblast material. Hydrocarbons or other hazardous substances or wastes may have been disposed or released on, under or from properties owned, leased or operated by us or on, under or from other locations where such substances or wastes have been taken for disposal. These properties may be subject to investigatory, clean-up and monitoring requirements under U.S. and foreign, federal, state and local environmental laws and regulations. Such liability may be imposed without regard to the legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances, and such liability may be joint and several with other parties. If the liability is joint and several, we could be responsible for payment of the full amount of the liability, whether or not any other responsible party also is liable.

We have experienced, and expect to continue to experience, both operating and capital costs to comply with environmental laws and regulations, including the clean-up and investigation of some of our properties as well as offsite disposal locations. In addition, although we believe our operations are in compliance with environmental laws and regulations and that we will be indemnified by Ingersoll Rand for certain contamination and compliance costs (subject to certain exceptions and limitations), new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the imposition of new clean-up requirements, new claims for property damage or personal injury arising from environmental matters, or the refusal and/or inability of

Ingersoll Rand to meet its indemnification obligations could require us to incur costs or become the basis for new or increased liabilities that could have a material and adverse effect on our business, financial condition and results of operations.

Failure to maintain a safety performance that is acceptable to our clients could result in the loss of future business.

Our U.S. clients are heavily regulated by the Occupational Safety & Health Administration, or OSHA, concerning workplace safety and health. Our clients have very high expectations regarding safety and health issues and require us to maintain safety performance records for our worldwide operations, field services, repair centers, sales and manufacturing plant units. Our clients often insist that our safety performance equal or exceed their safety performance requirements. We estimate that over 90% of our clients have safety performance criteria for their suppliers in order to be qualified for their "approved suppliers" list. If we fail to meet a client's safety performance requirements, we may be removed from that client's approved supplier's database and precluded from bidding on future business opportunities with that client.

In response to our clients' requirements regarding safety performance, we maintain a database to measure our monthly and annual safety performance and track our incident rates. Our incident rates help us identify and track accident trends, determine root causes, formulate corrective actions, and implement preventive initiatives. We cannot assure you that we will be successful in maintaining or exceeding our clients' requirements in this regard or that we will not lose the opportunity to bid on certain clients' contracts.

Our business could suffer if we are unsuccessful in negotiating new collective bargaining agreements.

As of December 31, 2007, we had approximately 6,000 employees worldwide. Of our employees, approximately 70% are located in the United States. Approximately 30% of our employees in the United States are covered by collective bargaining agreements. We are operating at our Painted Post, N.Y., facility without a collective bargaining agreement but under the terms of the Company's last offer. A material collective bargaining agreement will expire at our Olean, N.Y., facility in June 2008. In addition, we have an agreement with the United Brotherhood of Carpenters and Joiners of America whereby we hire skilled trade workers on a contract-by-contract basis. Our contract with the United Brotherhood of Carpenters and Joiners of America can be terminated by either party with 90 days' prior written notice. Our operations in the following locations are unionized: Le Havre, France; Oberhausen and Bielefeld, Germany; Kongsberg, Norway; and Naroda, India. Additionally, approximately 27% of our employees outside of the United States belong to industry or national labor unions. Although we believe that our relations with our employees are good, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations.

Our Predecessor financial information may not be comparable to future periods.

The Predecessor financial information included in Item 6. *Selected Financial Data* of this Form 10-K does not reflect our results of operations, financial position and cash flows that would have occurred if we had been a separate, independent entity during the periods presented and may not be comparable to future periods. The Predecessor financial information included in this Form 10-K does not reflect the many significant changes that have occurred in our capital structure, funding and operations as a result of the transactions or the additional costs we incur in operating as an independent stand alone company. For example, funds required for working capital and other cash needs historically were obtained from Ingersoll Rand on an interest-free, intercompany basis without any debt service requirement. Furthermore, we were a limited partnership in the United States until October 29, 2004, and generally did not pay income taxes, but have since become subject to income taxes.

We may be faced with unexpected product claims or regulations as a result of the hazardous applications in which our products are used.

Because some of our products are used in systems that handle toxic or hazardous substances, a failure or alleged failure of certain of our products have resulted in, and in the future could result in, claims against our company for product liability, including property damage, personal injury damage and consequential damages. Further, we may be subject to potentially material liabilities relating to claims alleging personal injury as a result of hazardous substances incorporated into our products.

Third parties may infringe our intellectual property or we may infringe the intellectual property of third parties, and we may expend significant resources enforcing or defending our rights or suffer competitive injury.

Our success depends in part on our proprietary technology. We rely on a combination of patent, copyright, trademark, trade secret laws, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. We may be required to spend significant resources to monitor and police our intellectual property rights. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Furthermore, we cannot assure you that any pending patent application or trademark application held by us will result in an issued patent or registered trademark, or that any issued or registered patents or trademarks will not be challenged, invalidated, circumvented or rendered unenforceable. Also, others may develop technologies that are similar or superior to our technology, duplicate or reverse engineer our technology or design around the patents owned or licensed by us.

Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products infringe their intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could result in substantial costs and diversion of our resources, which could have a material and adverse effect on our business, financial condition or results of operation. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling products and require us to redesign or, in the case of trademark claims, rename our products, any of which could have a material and adverse effect on our business, financial condition and results of operations.

Our business may be adversely affected if we encounter difficulties as we implement an Oracle based information management system.

We are in the process of implementing an Oracle based information management system across our worldwide operations. We have begun the implementation at our LeHavre, Burlington and Bielefeld facilities and expect to start implementation at our Painted Post facility in 2008. Although the transition to date has proceeded without any materially and adverse effects, a disruption in the implementation or the related procedures or controls could adversely affect both our internal and disclosure controls and harm our business, including our ability to forecast or make sales, manage our supply chain and coordinate production or our other operations. Moreover, such a disruption could result in unanticipated costs or expenditures and a diversion of management's attention and resources.

Our brand name may be subject to confusion.

Our company's name and principal mark is a combination of the names of our founder companies, Dresser Industries, Inc. and Ingersoll Rand. We have acquired rights to use the "Rand" portion of our principal mark from Ingersoll Rand, and the rights to use the "Dresser" portion of our name from Dresser, Inc., the successor of Dresser Industries, Inc., and an affiliate of First Reserve. If we lose the right to use either the "Dresser" or "Rand" portion of our name, our ability to build our brand identity could be negatively affected.

The common stock and certain debt securities of Ingersoll Rand are publicly traded in the United States. Acts or omissions by this unaffiliated company may adversely affect the value of the "Rand" brand name or the trading price of our common stock and our senior subordinated notes. In addition, press and other third-party announcements or rumors relating to Ingersoll Rand may adversely affect the trading price of our common stock and our senior subordinated notes and the demand for our services and products, even though the events announced or rumored may not relate to us, which in turn could adversely affect our results of operations and financial condition.

Natural gas operations entail inherent risks that may result in substantial liability to us.

We supply products to the natural gas industry, which is subject to inherent risks, including equipment defects, malfunctions and failures and natural disasters resulting in uncontrollable flows of gas or well fluids, fires and explosions. These risks may expose our clients to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. We also may become involved in litigation related to such matters. If our clients suffer damages as a result of the occurrence of such events, they may reduce their business with us. Our business, consolidated financial condition, results of operations and cash flows could be materially and adversely affected as a result of such risks.

We require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash. Our ability to generate cash is subject to economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facility or otherwise in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We might be unable to refinance any of our debt, including our senior secured credit facility or our senior subordinated notes, on commercially reasonable terms.

The covenants in our restated senior secured credit facility and the indenture governing our senior subordinated notes impose restrictions that may limit our operating and financial flexibility.

Our senior secured credit facility and the indenture governing our senior subordinated notes contain a number of significant restrictions and covenants that limit our ability to:

- incur liens;
- borrow money, guarantee debt and, in the case of restricted subsidiaries, sell preferred stock;
- issue redeemable preferred stock;
- pay dividends;
- make redemptions and repurchases of certain capital stock;
- make capital expenditures and specified types of investments;
- prepay, redeem or repurchase subordinated debt;
- sell assets or engage in acquisitions, mergers, consolidations and asset dispositions;
- amend material agreements;
- change the nature of our business; and
- engage in affiliate transactions.

The restated senior secured credit facility also requires us to comply with specified financial ratios and tests, including but not limited to, a maximum consolidated net leverage ratio and a minimum consolidated interest coverage ratio. The indenture governing our senior subordinated notes also contains restrictions on dividends or other payments to us by our restricted subsidiaries.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand, pursue our business strategies and otherwise conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot be sure that we will be able to comply. A breach of these covenants could result in a default under the indenture governing our senior subordinated notes and/or the senior secured credit facility. If there were an event of default under the indenture governing our senior subordinated notes and/or the senior secured credit facility, the affected creditors could cause all amounts borrowed under these instruments to be due and payable immediately. Additionally, if we fail to repay indebtedness under our senior secured credit facility when it becomes due, the lenders under the senior secured credit facility could proceed against the assets and capital stock which we have pledged to them as security. Our assets and cash flow might not be sufficient to repay our outstanding debt in the event of a default.

Other Risks Relating to Us

The market price of our common stock may be volatile.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of securities analysts and investors, and in response, the market price of our common stock could decrease significantly. Among other factors that could affect our stock price are:

- actual or anticipated variations in operating results;
- changes in opinions and earnings and other financial estimates by securities analysts;
- actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;
- actual or anticipated changes in the regulatory environment affecting our industry;
- changes in the market valuations of our industry peers; and
- announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures, new products and technologies, or other strategic initiatives.

In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which could significantly harm our profitability and reputation.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may discourage a takeover attempt.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire us. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None

ITEM 2. *PROPERTIES*

Our corporate headquarters is located in Houston, Texas. The following table describes the material facilities owned or leased by us and our subsidiaries as of December 31, 2007.

Location	Status	Approx. Square Feet	Type
Bielefeld, Germany	Owned	31,000	Manufacturing and services
Burlington, Iowa	Owned	185,000	Manufacturing and services
Campinas, Brazil	Owned	36,870	Services
Houston, Texas	Owned	109,800	Manufacturing and Services
Houston, Texas	Owned/Leased	173,000	Warehouse and offices
Kongsberg, Norway	Leased	104,000	Manufacturing and services
Le Havre, France	Owned/Leased	829,700	Manufacturing and services
Naroda, India	Leased	102,000	Manufacturing and services
Oberhausen, Germany	Owned	75,000	Manufacturing and services
Olean, New York	Owned/Leased	970,000	Manufacturing and services
Painted Post, New York	Owned/Leased	840,000	Manufacturing and services
Wellsville, New York	Owned/Leased	380,000	Manufacturing and services

ITEM 3. *LEGAL PROCEEDINGS*

We are involved in various litigation, claims and administrative proceedings, arising in the normal course of business. Amounts recorded for identified contingent liabilities are estimates, which are regularly reviewed and adjusted to reflect additional information when it becomes available. We are indemnified by Ingersoll Rand for certain of these matters under the Equity Purchase Agreement as part of the Acquisition. Subject to the uncertainties inherent in estimating future costs for contingent liabilities and the benefit of the indemnity from Ingersoll Rand, management believes that any future adjustments to recorded amounts, with respect to these currently known contingencies, would not have a material effect on the financial condition, results of operations, liquidity or cash flows of the Company.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2007.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS*

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock reported in the New York Stock Exchange consolidated tape under the symbol "DRC".

	High	Low
2007		
Quarter ended March 31, 2007	$31.25	$22.20
Quarter ended June 30, 2007	$40.28	$29.77
Quarter ended September 30, 2007	$43.50	$31.00
Quarter ended December 31, 2007	$43.99	$34.33
2006		
Quarter ended March 31, 2006	$27.94	$22.01
Quarter ended June 30, 2006	$27.10	$18.92
Quarter ended September 30, 2006	$23.64	$18.60
Quarter ended December 31, 2006	$26.23	$18.81

As of January 31, 2008, there were 15 holders of record of our common stock. By including persons holding shares in broker accounts under street names, however, we estimate our stockholder base to be approximately 45,425 as of January 31, 2008.

We do not currently intend to pay any cash dividends on our common stock, and instead intend to retain earnings, if any, for future operations and acquisitions. At December 31, 2007, the amount available to us to pay cash dividends under the more restrictive covenants of our restated senior secured credit facility and our indenture governing the senior subordinated notes is limited to 5% of the proceeds of any future issuance of common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, business outlook and other factors that our board of directors may deem relevant.

There were no repurchases of our common stock during the fourth quarter of 2007.

Performance Graph

The Company is electing to use the PHLX Oil Service Sector Index (OSX), which is accessible to our shareholders in newspapers, the internet and other readily available sources. The Company previously used in the graph of cumulative total return, assuming reinvestment of dividends, a custom composite index of peer issuers that were selected in good faith. The custom composite index included Cameron International, Dril-Quip, Inc., FMC Technologies, Inc., Hydril Company, and National-Oilwell Varco Inc. In 2007, Hydril Company was acquired by Tenaris SA. The Company believes the custom composite index, because of the current limited number of companies, is not as representative for comparison purposes as the OSX index of 15 companies in the oil service sector.


DOLLARS
300
250
200
150
100
50
8/5/05
12/30/05
12/29/06
12/31/07
Dresser-Rand Group Inc.
S&P 500 Index
PHLX Oil Service Sector Index
Peer Group

Company Name/Index	Base Period 8/5/05	INDEXED RETURNS Years Ending 12/30/05	12/29/06	12/31/07
Dresser-Rand Group Inc.	$100	$106	$107	$171
S&P 500 Index	100	103	119	125
PHLX Oil Service Sector Index	100	110	121	182
Peer Group	100	112	129	267

This Performance Graph shall not be deemed to be incorporated by reference into our SEC filing and should not constitute soliciting material or otherwise be considered filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected financial information as of and for the periods indicated has been derived from our audited consolidated or combined financial statements. You should read the following information together with Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* and our consolidated financial statements and the notes thereto included in Item 15 of this Form 10-K.

	Successor				Predecessor	
	Year Ended December 31,			Period from October 30 through December 31,	Period from January 1 through October 29,	Year Ended December 31,
	2007	2006	2005	2004	2004	2003
	($ in millions, except per share data)					
Statement of Income Data:						
Net sales, third parties	$1,665.0	$1,501.5	$1,206.9	$ 199.9	$712.5	$1,332.2
Net sales to affiliates	—	—	—	—	1.8	1.4
Other operating revenue	—	—	1.3	—	1.2	1.7
Total revenues	1,665.0	1,501.5	1,208.2	199.9	715.5	1,335.3
Cost of sales	1,216.1	1,097.8	921.0	149.6	538.0	1,132.0
Gross profit	448.9	403.7	287.2	50.3	177.5	203.3
Selling and administrative expenses(1)	239.0	228.8	164.0	21.5	122.7	156.1
Research and development expenses	12.8	10.4	7.1	1.0	5.7	8.1
Curtailment amendment(2)	—	(11.8)	—	—	—	—
Write-off of purchased in-process research and development assets	—	—	—	1.8	—	—
Operating income	197.1	176.3	116.1	26.0	49.1	39.1
Interest (expense) income, net	(36.8)	(47.9)	(57.0)	(9.7)	3.2	1.9
Early redemption premium on debt	—	—	(3.7)	—	—	—
Other income (expense), net	7.3	8.9	(2.8)	(1.8)	1.9	(9.2)
Income from continuing operations before incomes taxes	167.6	137.3	52.6	14.5	54.2	31.8
Provision for incomes taxes(3)	60.9	58.5	15.5	7.3	12.0	11.4
Income from continuing operations	106.7	78.8	37.1	7.2	42.2	20.4
Net income	$ 106.7	$ 78.8	$ 37.1	$ 7.2	$ 42.2	$ 20.4
Income per share, basic and diluted(4)	$ 1.25	$ 0.92	$ 0.56	$ 0.13		
Cash flow data:						
Cash flows provided by operating activities	$ 216.0	$ 164.1	$ 212.4	$ 17.4	$ 57.7	$ 51.0
Cash flows (used in) investing activities	(26.0)	(19.5)	(59.5)	(1,126.9)	(4.9)	(7.1)
Cash flows (used in) provided by financing activities	(140.8)	(100.1)	(160.1)	1,217.6	(52.0)	(63.5)

	Successor As of December 31,				Predecessor As of December 31,
	2007	2006	2005	2004	2003
Balance Sheet Data:					
Cash and cash equivalents	$ 206.2	$ 146.8	$ 98.0	$ 111.5	$ 41.5
Total assets	1,950.9	1,771.3	1,657.9	1,751.1	1,063.9
Debt:					
Current portion of debt	0.2	0.1	0.1	6.7	3.7
Long-term debt, net of current maturities	370.3	505.6	598.1	816.7	0.2
Total debt	370.5	505.7	598.2	823.4	3.9
Stockholders' equity	805.2	631.9	514.7	452.9	—
Partnership interest	—	—	—	—	565.0

(1) 2006 amount includes stock-based compensation expense — exit units of $23.6.

(2) See Note 13, *Post-retirement Benefits other than Pensions*, in the Notes to Consolidated Financial Statements.

(3) The Successor is organized as a corporation while the Predecessor was organized in the United States as a partnership. The information presented does not give effect to the income taxes the Predecessor would have been required to recognize if it were organized as a corporation. Pro forma tax expense for the year ended December 31, 2004, was $16.0. Pro forma tax expense reflects income tax expense that would have been required to be recorded as a tax expense if organized as a corporation during these periods and also includes other pro forma adjustments related to the acquisition of Dresser-Rand Company by affiliates of First Reserve on October 29, 2004.

(4) Historical basic and diluted earnings per share data have not been presented for the Predecessor because the Predecessor did not operate as a separate legal entity from Ingersoll Rand.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION ($ in millions except per share and per unit data)*

"Safe Harbor" Statement Under Private Securities Litigation Reform Act of 1995

This Form 10-K includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this Form 10-K, the words "anticipates," "believes," "estimates," "expects," "intends" and similar expressions identify such forward-looking statements. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, the following:

- economic or industry downturns;
- our inability to implement our business strategy to increase our aftermarket parts and services revenue;
- competition in our markets;
- failure to complete, or achieve the expected benefits from, any future acquisitions;
- economic, political, currency and other risks associated with our international sales and operations;
- loss of our senior management;
- our brand name may be confused with others;
- environmental compliance costs and liabilities;
- failure to maintain safety performance acceptable to our clients;
- failure to negotiate new collective bargaining agreements;
- our ability to operate as a stand-alone company;
- unexpected product claims or regulations;

- infringement of our intellectual property rights or our infringement of others' intellectual property rights; and
- other factors described in this Form 10-K.

Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on our results of operations and financial condition. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Overview

We are among the largest global suppliers of rotating equipment solutions to the worldwide oil, gas, petrochemical and industrial process industries. Our services and products are used for a wide range of applications, including oil and gas production, refinery processes, natural gas processing, pipelines, petrochemical production, high-pressure field injection and enhanced oil recovery. We also serve general industrial markets including paper, steel, sugar, distributed power and government markets. In addition, see Item 1, Business in this Form 10-K for a description of the strong economic conditions of the markets we serve.

We operate globally with manufacturing facilities in the United States, France, Germany, Norway and India. We provide a wide array of products and services to our worldwide client base in over 140 countries from our 67 global locations in 11 U.S. states and 24 countries. For the year ended December 31, 2007, our revenue by geographic region consisted of North America 42%, Europe 18%, Asia Pacific 12%, Middle East and Africa 15% and Latin America 13%. Our total combined revenues by geographic region for the year ended December 31, 2006, consisted of North America 36%, Europe 24%, Latin America 14%, Asia Pacific 14% and the Middle East and Africa 12%.

Corporate History

On December 31, 1986, Dresser Industries, Inc. and Ingersoll Rand (collectively, the partners) entered into a partnership agreement for the formation of Dresser-Rand Company, a New York general partnership owned 50% by Dresser Industries, Inc. and 50% by Ingersoll Rand. The partners contributed substantially all of the operating assets and certain related liabilities, which comprised their worldwide reciprocating compressor, steam turbine and turbomachinery businesses. The net assets contributed by the partners were recorded by Dresser-Rand Company at amounts approximating their historical values. Dresser-Rand Company commenced operations on January 1, 1987. On October 1, 1992, Dresser Industries, Inc. acquired a 1% equity interest from Dresser-Rand Company to increase its ownership to 51% of Dresser-Rand Company.

In September 1999, Dresser Industries, Inc. merged with Halliburton Industries. Accordingly, Dresser Industries, Inc.'s ownership interest in Dresser-Rand Company transferred to Halliburton Industries on that date. On February 2, 2000, a wholly-owned subsidiary of Ingersoll Rand purchased Halliburton Industries' 51% interest in Dresser-Rand Company for a net purchase price of approximately $543.

On August 25, 2004, Dresser-Rand Holdings, LLC, an affiliate of First Reserve, entered into an equity purchase agreement with Ingersoll Rand (the "Acquisition") to purchase all of the equity interests in the Dresser-Rand Entities for $1,130. The Acquisition closed on October 29, 2004. In connection with the Acquisition, funds affiliated with First Reserve contributed $430 in cash as equity to Dresser-Rand Holdings, LLC, which used this cash to fund a portion of the purchase price for the Dresser-Rand Entities. The remainder of the cash needed to finance the acquisition, including related fees and expenses, was provided by borrowings of $420 in senior subordinated notes due 2014 and under a $695 senior secured credit facility which consisted of a $395 term loan portion and a $300 revolving portion. During 2007, we entered into an amended and restated senior credit facility increasing the revolving credit amount to $500.

Basis of Presentation

The information presented in Item 6. *Selected Financial Data* is labeled as "Predecessor" for the periods prior to the Acquisition and is labeled as "Successor" for the periods subsequent to the Acquisition and was developed from audited financial statements.

The Successor consolidated financial statements include the accounts of all controlled subsidiaries and include fair value adjustments as required by purchase accounting to assets and liabilities, including inventory, goodwill, other intangible assets and property, plant and equipment. Also included is the corresponding effect these fair value adjustments had to cost of sales, depreciation and amortization expenses.

The Predecessor combined financial statements include the accounts of all wholly-owned and majority-owned subsidiaries of Dresser-Rand Company, as well as the operations of Dresser-Rand Canada, Inc. and Dresser-Rand GmbH, which were owned by Ingersoll Rand, but were managed and operated by the Predecessor along with the investments in Multiphase Power and Processing Technologies, LLC (USA) and Dresser-Rand & Enserv Services Sdn. Bhd. (Malaysia). Allocation of costs for facilities, functions and certain services performed by Ingersoll Rand on behalf of the Predecessor, including environmental and other risk management, internal audit, transportation service, administration of benefit and insurance programs and certain tax, legal, accounting and treasury functions have been made. All of the allocations and estimates in the combined financial statements are based on assumptions that the management of the Company and Ingersoll Rand believe are reasonable.

Effects of Currency Fluctuations

We conduct operations in over 140 countries. Therefore, our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk whenever we or our subsidiaries enter into a large purchase or a large sales transaction using a currency other than the local currency of the transacting entity. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant local currency and then translated into U.S. dollars for inclusion in our consolidated financial statements. Exchange rates between these currencies and U.S. dollars in recent years have fluctuated significantly and may continue to do so in the future. The majority of our revenues and costs are denominated in U.S. dollars. Euro-related revenues and costs are also significant. Historically, we have engaged in hedging strategies from time to time to reduce the effect of currency fluctuations on specific transactions. However, we have not sought to hedge currency translation risk. We expect to continue to engage in hedging strategies going forward, but have not attempted to qualify for hedge accounting treatment during 2007, 2006 or 2005. Significant declines in the value of the euro relative to the U.S. dollar could have a material adverse effect on our financial condition and results of operations.

Revenues

Our revenues are primarily generated through the sale of new units and aftermarket parts and services. Revenues are recognized as described in Note 2, Summary of Significant Accounting Policies, in our Notes to Consolidated Financial Statements.

Cost of Sales

Cost of sales includes raw materials, facility related employee and overhead costs, freight and warehousing, and product engineering.

Selling and Administrative Expenses

Selling expenses consist of costs associated with marketing and sales. Administrative expenses are primarily management, accounting, corporate expenses and legal costs.

Research and Development Expenses

Research and development expenses include payroll, employee benefits, and other labor related costs, facilities, workstations and software costs associated with product development. These costs are expensed as incurred. Expenses for major projects are carefully evaluated to manage return on investment requirements. We expect that our research and development spending will continue in line with historical levels.

Other Income (Expense)

Other income (expense) includes those items that are non-operating in nature. Examples of items reported as other income (expense) are equity in earnings of certain 50% or less owned affiliates, casualty losses, certain government grants and the impact of currency exchange fluctuations.

Depreciation and Amortization

Property, plant and equipment is reported at cost less accumulated depreciation, which is generally provided using the straight-line method over the estimated useful lives of the assets. Expenditures for improvements that extend the life of the asset are generally capitalized. Intangible assets primarily consist of amounts allocated to customer relationships, software and technology, trade names and other intangibles. All of the intangible assets are amortized over their estimated useful lives.

Income Taxes

For the Predecessor periods presented, certain of the Dresser-Rand Entities were accounted for as a partnership and were not required to provide for income taxes, since all partnership income and losses were allocated to the partners for inclusion in their respective financial statements. In connection with the Transactions, the assets of the former partnership are now subject to corporate income taxes. For income tax purposes, the former partnership assets have been recorded at, and will be depreciated based upon their fair value at the time of the Transaction instead of their historical amount. On October 29, 2004, our business became subject to income tax, which has impacted our results of operations for the years ended December 31, 2007, 2006 and 2005 and for the period from October 30, 2004 through December 31, 2004 and will affect our results in the future.

For the Predecessor periods presented and prior to the Transactions, certain of our operations were subject to U.S. or foreign income taxes. After the Transactions, all of our operations are subject to U.S. or foreign income taxes. In preparing our financial statements, we have determined the tax provision of those operations on a separate company basis.

Bookings and Backlog

New Units

Bookings represent firm orders placed for specific scope of supply during the period, whether or not filled. The elapsed time from booking to completion of performance is currently averaging 15 months (longer for less frequent major projects). The backlog of unfilled orders includes amounts based on signed contracts as well as agreed letters of authorization which management has determined are likely to be performed. Although backlog represents only business that is considered firm, cancellations or scope adjustments may occur. In certain cases, cancellation of a contract provides us with the opportunity to bill for certain incurred costs and penalties.

Aftermarket Parts and Services

Bookings represent firm orders placed for specific scope of supply during the period, whether or not filled. Backlog primarily consists of unfilled parts orders and open repair and field service orders. The elapsed time from order entry to completion can be one day to 12 months depending on the complexity of the order. The cancellation of an order for parts can generally be made without penalty. Backlog is adjusted to reflect currency fluctuations. Bookings are adjusted to reflect cancellations and revised scope.

Letters of Credit, Bank Guarantees and Surety Bonds

In the ordinary course of our business, we make use of letters of credit, bank guarantees and surety bonds. We use both performance bonds, ensuring the performance of our obligations under various contracts to which we are a party, and advance payment bonds, which ensure that clients that place purchase orders with us and make advance payments under such contracts are reimbursed to the extent we fail to deliver under the contract. Under the revolving portion of our amended and restated senior secured credit facility, we are entitled to have up to $500 of letters of credit outstanding at any time, subject to certain conditions.

Results of Operations

Year ended December 31, 2007, compared to the year ended December 31, 2006

	Year Ended December 31, 2007		Year Ended December 31, 2006	
Statement of Operations Data:				
Total revenues	$1,665.0	100.0%	$1,501.5	100.0%
Cost of sales	1,216.1	73.0	1,097.8	73.1
Gross profit	448.9	27.0	403.7	26.9
Selling and administrative expenses	239.0	14.4	228.8	15.2
Research and development expenses	12.8	0.8	10.4	0.7
Curtailment amendment	—	—	(11.8)	(0.8)
Operating income	197.1	11.8	176.3	11.7
Interest expense, net	(36.8)	(2.2)	(47.9)	(3.2)
Other income, net	7.3	0.4	8.9	0.6
Income before income taxes	167.6	10.1	137.3	9.1
Provision for income taxes	60.9	3.7	58.5	3.9
Net income	$ 106.7	6.4%	$ 78.8	5.2%
Bookings	$2,194.7		$1,838.9	
Backlog — end of period	$1,859.3		$1,267.4	

Total revenues. The energy market is very robust as the worldwide demand for and price of oil and gas continues to be strong, which in turn has caused very strong market conditions for our products and services. Total revenues were $1,665.0 for the year ended December 31, 2007, compared to $1,501.5 for the year ended December 31, 2006. This is a $163.5, or 10.9% increase. The highly engineered nature of our worldwide products and services does not lend itself to measuring the impact of price, volume and mix on changes in our total revenues from year to year. Nevertheless, based on factors such as measures of labor hours and purchases from suppliers, volume was up significantly during 2007. The aftermarket parts and services segment increased as a percentage of revenues while the New Unit segment decreased.

Cost of sales. Cost of sales was $1,216.1 for the year ended December 31, 2007, compared to $1,097.8 for the year ended December 31, 2006. As a percentage of revenues, cost of sales was approximately 73% for both years principally because our increased price realization in excess of market cost increases was offset by the effects of the work stoppage at our Painted Post facility in 2007 as discussed below.

Gross profit. Gross profit was $448.9, or 27.0% of revenues for the year ended December 31, 2007, compared to $403.7, or 26.9% of revenues for the year ended December 31, 2006. In addition to the factors mentioned above, the represented employees at our Painted Post facility imposed a work stoppage on August 3, 2007 at the conclusion of the existing collective bargaining agreement as we were unsuccessful in reaching a new agreement. The work stoppage continued through November 29, 2007, when we declared impasse. At that time, we implemented our last contract offer and the employees agreed to return to work. We estimate the work stoppage and related preparation costs reduced our gross profit for the year ended December 31, 2007, by approximately $34.

Selling and administrative expenses. Selling and administrative expenses were $239.0 for the year ended December 31, 2007, compared to $228.8 for the year ended December 31, 2006. However, 2006 included stock based compensation - exit unit expense of $23.6, as discussed below. The net increase of $10.2 is attributable to higher expense to support the increased volume of business partially offset by the absence of any stock based compensation — exit units in 2007. Selling and administrative expenses were 14.4% as a percentage of revenues for the year ended December 31, 2007, compared to 15.2% for 2006. 2006 included 1.6% applicable to stock based compensation — exit units.

Stock based compensation — exit units. On October 29, 2004, Dresser-Rand Holdings, LLC (Holdings), an affiliate of First Reserve Corporation, acquired the Company (the Acquisition). The financial statements of Holdings and First Reserve Corporation are not included in these consolidated financial statements. The amended and restated limited liability company agreement (Agreement) of Holdings permitted the grant of the right to purchase common units to management members of the Company and the grant of service units and exit units (collectively referred to as "profit units"), consisting of one initial tranche of service units and five initial tranches of exit units to certain management members who own common units. On November 22, 2004, and in connection with the closing of the Acquisition of the Company by Holdings, several of the Company's executives, including the Chief Executive Officer and four other of the most highly compensated executive officers, purchased common units in Holdings for $4.33 per unit, the same amount paid for such common units by funds affiliated with First Reserve Corporation in connection with the Acquisition. Executives who purchased common units were also issued a total of 2,392,500 service units and five tranches of exit units totaling 5,582,500 exit units in Holdings, which permitted them to share in appreciation in the value of the Company's shares. In May 2005, three new executives purchased 303,735 common units in Holdings at a price of $4.33 per unit and were granted 300,000 service units and 700,000 exit units. The price per unit was below their fair value at that time resulting in a "cheap stock" charge to expense in the second quarter of 2005 of $2.4. The Company accounted for the transactions between Holdings and the Company's executives in accordance with FASB Statement 123(R), which required the Company to record expense for services paid by the stockholder for the benefit of the Company.

The exit units were granted in a series of five tranches. Exit units were eligible for vesting upon the occurrence of certain exit events, as defined in the Agreement, including (i) funds affiliated with First Reserve Corporation receiving an amount of cash in respect of their ownership interest in Holdings that exceeds specified multiples of the equity those funds have vested in the Company, or (ii) there is both (a) a change in control, certain terminations of employment, death or disability, and (b) the fair value of the common units at the time of such an event is such that were the common units converted to cash, funds affiliated with First Reserve would receive an amount of cash that exceeds specified multiples of the equity those funds have invested in the Company. Vested exit units convert to common units of Holdings. When the exit units vest, the Company recognizes a non-cash compensation expense and a credit to additional paid-in capital for the fair value of the exit units determined at the grant date.

During 2006, Holdings sold shares of the Company common stock that it owned for net proceeds to Holdings of approximately $1,000. As a result, all five tranches of exit units vested and the Company recorded a non-cash compensation expense equal to the total fair value at the grant date of the exit units of $23.6 during 2006. This expense did not require the use of any Company cash or the issuance of any Company stock.

Research and development expenses. Total research and development expenses for the year ended December 31, 2007 were $12.8, compared to $10.4 for the year ended December 31, 2006. The $2.4 increase was from additional engineering staff hired to support the desired growth in research and development spending.

Curtailment amendment. On January 23, 2006, a new labor agreement was ratified by the represented employees at our Wellsville, New York facility. That new agreement eliminated future retiree health benefits for active represented employees covered by the agreement who did not meet certain criteria on January 1, 2006. The resulting $11.8 net curtailment amendment reduction in accumulated benefit obligation was recorded in 2006 as the period to full eligibility for those remaining plan participants who were not fully eligible on that date was less than one year.

Operating income. Operating income was $197.1 for the year ended December 31, 2007, compared to $176.3 for the year ended December 31, 2006. The $20.8 increase was attributed to higher gross profit partially offset by increased Selling and Administration expense and the absence of a curtailment amendment as discussed above. As a percentage of revenues, operating income was 11.8% for 2007 compared to 11.7% for 2006.

Interest expense, net. Interest expense, net was $36.8 for the year ended December 31, 2007, compared to $47.9 for the year ended December 31, 2006. This reduction results from our reducing long-term debt since December 31, 2006. Interest expense, net for 2007 included $6.9 in amortization of deferred financing costs, of which $3.7 was accelerated amortization due to an early payment of $137.2 in long-term debt in the period and amending and restating our senior secured credit facility. Interest related to the Maersk litigation totaling $2.2 as described in Note 15 to the Notes to Consolidated Financial Statements are also included in the amounts for 2007. Amortization of deferred financing costs for 2006 was $5.7, including $2.0 from accelerated amortization for early payment of debt.

Other income (expense), net. Other income, net was $7.3 for the year ended December 31, 2007, compared to other income, net of $8.9 for the year ended December 31, 2006. Net currency gains were $5.5 in 2007 and $8.9 in 2006. The 2007 results also included a $2.3 gain recorded on the sale of a minority investment in a small electricity generating facility.

Provision for income taxes. Provision for income taxes was $60.9 for the year ended December 31, 2007 and $58.5 for the year ended December 31, 2006. The effective tax rate for 2007 was 36.3% compared to 42.6% for 2006. The 2007 rate is slightly higher than the 35% U.S. statutory rate principally because of certain expenses which are not a tax deduction and state and local income taxes partially offset by lower tax rates in certain foreign tax jurisdictions and the United States manufacturing tax deduction. The higher rate in 2006 was due principally to the stock based compensation — exit units, which are not deductible for income tax purposes. Also, during 2006, we provided a valuation allowance of $1.8 for deferred tax assets at our subsidiary in Brazil because its accumulated losses and related net operating loss carry forward caused us to conclude that it was more likely than not, as defined by generally accepted accounting principles, that its deferred tax assets would not be realized. We will adjust valuation allowances in the future when it becomes more likely than not that the benefits of deferred tax assets will be realized.

Bookings and Backlog. Bookings for the year ended December 31, 2007 increased to $2,194.7 from $1,838.9 for the year ended December 31, 2006. The backlog increased to $1,859.3 at December 31, 2007 from $1,267.4 at December 31, 2006. These increases were principally in the New Units segment. This increase reflects the strength of the markets that we serve.

Segment information

We have two reportable segments based on the engineering and production processes, and the products and services provided by each segment as follows:

1) New Units are highly engineered solutions to new customer requests. The segment includes engineering, manufacturing, sales and administrative support.

2) Aftermarket parts and services consist of aftermarket support solutions for the existing population of installed equipment. The segment includes engineering, manufacturing, sales and administrative support.

Unallocable amounts represent expenses and assets that cannot be assigned directly to either reportable segment because of their nature. Unallocable expenses included corporate expenses, research and development expenses, the curtailment amendment and stock-based compensation — exit units.

Segment Analysis — year ended December 31, 2007, compared to year ended December 31, 2006

	Year Ended December 31, 2007		Year Ended December 31, 2006	
Statement of Segment Data:				
Revenues				
New units	$ 813.5	48.9%	$ 749.6	49.9%
Aftermarket parts and services	851.5	51.1%	751.9	50.1%
Total revenues	$1,665.0	100.0%	$1,501.5	100.0%
Gross profit				
New units	$ 127.2		$ 108.6	
Aftermarket parts and services	321.7		295.1	
Total gross profit	$ 448.9		$ 403.7	
Operating income				
New units	$ 56.4		$ 47.3	
Aftermarket parts and services	213.8		204.4	
Unallocated corporate expenses	(73.1)		(75.4)	
Total operating income	$ 197.1		$ 176.3	
Bookings				
New units	$1,321.5		$1,002.3	
Aftermarket parts and services	873.2		836.6	
Total bookings	$2,194.7		$1,838.9	
Backlog — end of period				
New units	$1,543.0		$ 981.8	
Aftermarket parts and services	316.3		285.6	
Total backlog	$1,859.3		$1,267.4	

New Units

Revenues. Revenues for this segment were $813.5 for the year ended December 31, 2007, compared to $749.6 for the year ended December 31, 2006. The $63.9, or 8.5% increase was attributable principally to the continuing strong markets we serve, offset slightly by the effect of the work stoppage at our Painted Post, N.Y. facility mentioned previously.

Gross profit. Gross profit was $127.2 for the year ended December 31, 2007, compared to $108.6 for the year ended December 31, 2006. Gross profit, as a percentage of segment revenues, was 15.6% for 2007 compared to 14.5% for 2006. These increases were primarily attributable to improved margins as price increase realization offset cost increases in 2007 compared to 2006, and slightly lower allocations of manufacturing overhead due to revenue mix (as new units were 48.9% of total revenues in 2007 versus 49.9% in 2006). In addition to the factors mentioned above, the represented employees at our Painted Post facility imposed a work stoppage on August 3, 2007 at the conclusion of the existing collective bargaining agreement as we were unsuccessful in reaching a new agreement. The work stoppage continued through November 29, 2007. We estimate the work stoppage reduced this segment's gross profit for the year ended December 31, 2007 by approximately $14 to $15.

Operating income. Operating income was $56.4 for the year ended December 31, 2007, compared to $47.3 for the year ended December 31, 2006. As a percentage of segment revenues, operating income was 6.9% for 2007 compared to 6.3% for 2006. Both increases were due to the factors cited above.

Bookings and Backlog. Bookings for the year ended December 31, 2007, increased to $1,321.5, compared to $1,002.3 for the year ended December 31, 2006. Backlog increased to $1,543.0 at December 31, 2007, from $981.8 at December 31, 2006. These increases were primarily due to continued strength in the energy markets we serve and particularly the upstream market in the European Served Area where we booked three large floating, production, storage and offloading (FPSO) projects in 2007.

Aftermarket Parts and Services

Revenues. Revenues for this segment were $851.5 for the year ended December 31, 2007, compared to $751.9 for the year ended December 31, 2006. The $99.6, or 13.2% increase for this segment is attributable principally to a higher backlog of $285.6 at December 31, 2006, compared to $196.6 at December 31, 2005, offset slightly by the effect of the work stoppage at our Painted Post, N.Y. facility mentioned previously. While the markets we serve continue to be strong , this segment was adversely, but we believe temporarily, impacted by changes in the procurement process approval cycle and a delay in the budget appropriations for certain of our national oil company customers during 2007.

Gross profit. Gross profit was $321.7 for the year ended December 31, 2007, compared to $295.1 for the year ended December 31, 2006. Gross profit, as a percentage of segment revenues was 37.8% for 2007 compared to 39.2% for 2006. These changes were attributed to increased revenues and improved margins due to price increase realizations, partially offset by slightly higher allocations of manufacturing overhead due to the change in the revenue mix (as aftermarket parts and services was 51.1% of total revenues in 2007 compared to 50.1% in 2006). In addition to the factors mentioned above, the represented employees at our Painted Post facility imposed a work stoppage on August 3, 2007 at the conclusion of the existing collective bargaining agreement as we were unsuccessful in reaching a new agreement. The work stoppage continued through November 29, 2007. We estimate the work stoppage reduced this segment's gross profit for the year ended December 31, 2007 by approximately $19 to $20.

Operating income. Operating income was $213.8 for the year ended December 31, 2007, compared to $204.4 for the year ended December 31, 2006. As a percentage of segment revenues, operating income was 25.1% for 2007 compared to 27.2% for 2006. The increase in the dollar amount and decrease in percent of sales were due to the factors cited above.

Bookings and Backlog. Bookings for the year ended December 31, 2007 were $873.2, compared to $836.6 for the year ended December 31, 2006. Backlog increased to $316.3 at December 31, 2007 from $285.6 at December 31, 2006. While the overall market continued to be strong in 2007, aftermarket parts and services was adversely, but we believe temporarily, impacted by changes in the procurement process approval cycle and a delay in the budget appropriations for certain national oil company customers.

Year ended December 31, 2006 compared to the year ended December 31, 2005

	Year Ended December 31, 2006		Year Ended December 31, 2005	
Statement of Operations Data:				
Total revenues	$1,501.5	100.0%	$1,208.2	100.0%
Cost of sales	1,097.8	73.1	921.0	76.2
Gross profit	403.7	26.9	287.2	23.8
Selling and administrative expenses	228.8	15.2	164.0	13.6
Research and development expenses	10.4	0.7	7.1	0.6
Curtailment amendment	(11.8)	(0.8)	—	—
Operating income	176.3	11.7	116.1	9.6
Interest expense, net	(47.9)	(3.2)	(57.0)	(4.8)
Early redemption premium on debt	—	—	(3.7)	(0.3)
Other income (expense), net	8.9	0.6	(2.8)	(0.2)
Income before income taxes	137.3	9.1	52.6	4.3
Provision for income taxes	58.5	3.9	15.5	1.2
Net income	$ 78.8	5.2%	$ 37.1	3.1%
Bookings	$1,838.9		$1,446.2	
Backlog — end of period	$1,267.4		$ 884.7	

Total revenues. The energy market is very robust as the worldwide demand for and price of oil and gas continues to be strong, which in turn has caused very strong market conditions for our products and services. Total revenues were $1,501.5 for the year ended December 31, 2006 compared to $1,208.2 for the year ended December 31, 2005. The $293.3, 24.3% increase shows the strength of the markets we serve. The highly engineered nature of our worldwide products and services does not lend itself to measuring the impact of price, volume and mix on changes in our total revenues from year to year. Nevertheless, based on factors such as measures of labor hours and purchases from suppliers, volume was up significantly during 2006. Also, we have implemented price increases in excess of our cost increases across most of our products and services during 2006.

Cost of sales. Cost of sales was $1,097.8 for the year ended December 31, 2006, compared to $921.0 for the year ended December 31, 2005. As a percentage of revenues, cost of sales decreased to 73.1% for 2006 principally due to increased price realization in excess of cost increases net of productivity improvements and the operating leverage from higher volume on fixed manufacturing costs.

Gross profit. Gross profit was $403.7, or 26.9% of revenues for the year ended December 31, 2006, compared to $287.2, or 23.8% of revenues for the year ended December 31, 2005. These increases were attributable to the factors mentioned above.

Selling and administrative expenses. Selling and administrative expenses were $228.8 for the year ended December 31, 2006, compared to $164.0 for the year ended December 31, 2005. The $64.8, 39.5% increase was attributed to higher expense (1) for the stock-based compensation expense — exit units in 2006 of $23.6 (see description below); (2) to support the increased bookings and revenues; (3) to continue establishing corporate functions for the stand-alone company; (4) for compliance with the Sarbanes — Oxley Act of 2002; and (5) from acquisition of certain assets of Tuthill Energy Systems (TES). Selling and administrative expenses as a percentage of revenues were 15.2% (13.7% before the $23.6 stock-based compensation expense — exit units) for the year ended December 31, 2006 compared to 13.6% for the year ended December 31, 2005.

Stock-based compensation expense — exit units. On October 29, 2004, Dresser-Rand Holdings, LLC (Holdings), an affiliate of First Reserve Corporation, acquired the Company (the Acquisition). The financial statements of Holdings and First Reserve Corporation are not included in these consolidated financial statements. The amended and restated limited liability company agreement (Agreement) of Holdings permitted the grant of the right to purchase common units to management members of the Company and the grant of service units and exit units (collectively referred to as "profit units"), consisting of one initial tranche of service units and five initial tranches of exit units to certain management members who own common units. On November 22, 2004, and in connection with the closing of the Acquisition of the Company by Holdings, several of the Company's executives, including the Chief Executive Officer and four other of the most highly compensated executive officers at that time, purchased common units in Holdings for $4.33 per unit, the same amount paid for such common units by funds affiliated with First Reserve Corporation in connection with the Acquisition. Executives who purchased common units were also issued a total of 2,392,500 service units and five tranches of exit units totaling 5,582,500 exit units in Holdings, which permitted them to share in appreciation in the value of the Company's shares. In May 2005, three new executives purchased 303,735 common units in Holdings at a price of $4.33 per share and were granted 300,000 service units and 700,000 exit units. At that time the price per unit was below their fair value resulting in a "cheap stock" charge to expense in the second quarter of 2005 of $2.4. The Company accounts for the transactions between Holdings and the Company's executives in accordance with FASB Statement No. 123(R), which required the Company to record expense for services paid by a stockholder for the benefit of the Company.

The exit units were granted in a series of five tranches. Exit units are eligible for vesting upon the occurrence of certain exit events, as defined in the Agreement, including (i) funds affiliated with First Reserve Corporation receiving an amount of cash in respect of their ownership interest in Holdings that exceeds specified multiples of the equity those funds have invested in the Company, or (ii) there is both (a) a change in control, certain terminations of employment, death or disability, and (b) the fair value of the common units at the time of such an event is such that were the common units converted to cash, funds affiliated with First Reserve would receive an amount of cash that exceeds specified multiples of the equity those funds have invested in the Company. Vested exit units convert to common units of Holdings. When the exit units vest, the Company recognizes a non-cash, stock-based compensation expense and a credit to additional paid-in-capital for the fair value of the exit units determined at the grant date.

During 2006, Holdings sold shares of the Company common stock that it owned for net proceeds to Holdings of approximately $1,000. As a result, all five tranches of exit units vested and the Company recorded a pre-tax, non-cash compensation expense equal to the total fair value at the grant date of the exit units of $23.6 during 2006.

Research and development expenses. Total research and development expenses for the year ended December 31, 2006 were $10.4 compared to $7.1 for the year ended December 31, 2005. The $3.3 increase was from an unusually low 2005 expense due to the increased volume of new business that caused reassignment of some research and development resources to customer order engineering tasks. Additional engineering staff was hired in 2006 to support the growth in the business.

Curtailment amendment. On January 23, 2006, a new labor agreement was ratified by the represented employees at our Wellsville, New York facility. That new agreement eliminated future retiree health benefits for active represented employees covered by the agreement who did not meet certain criteria on January 1, 2006. The resulting $11.8 net curtailment amendment reduction in accumulated benefit obligation was recorded in 2006 as the period to full eligibility for those remaining plan participants who were not fully eligible on that date was less than one year.

Operating income. Operating income was $176.3 for the year ended December 31, 2006, compared to $116.1 for the year ended December 31, 2005. The $60.2 increase was attributed primarily to increased revenues and the operating leverage effect of higher volume on fixed manufacturing costs, plus the $11.8 curtailment gain cited above less higher selling and administrative expenses, which included the stock-based compensation — exit units of $23.6. As a percentage of revenues, operating income for 2006 was 11.7% (12.5% without the $11.8 curtailment amendment and $23.6 exit units expense) compared to 9.6% for 2005.

Interest expense, net. Interest expense, net was $47.9 for the year ended December 31, 2006, compared to $57.0 for the year ended December 31, 2005. Interest expense, net for 2006 included $5.7 in amortization of deferred financing costs, of which $2.0 was accelerated amortization due to a reduction of $100.0 in long-term debt in the period. Amortization of deferred financing costs for 2005 was $9.5, including $5.4 from higher amortization due to accelerated debt reduction.

Early redemption premium on debt. We used a portion of the proceeds from our initial public offering in 2005 to prepay $50.0 of our notes incurring a prepayment premium of $3.7.

Other income (expense), net. Other income, net was $8.9 for the year ended December 31, 2006, compared to (expense), net of $(2.8) for the year ended December 31, 2005. The increase is primarily a result of currency gains in 2006 as a result of the weaker dollar verses the Euro during the year compared to currency losses in 2005 when the dollar was stronger.

Provision for income taxes. Provision for income taxes was $58.5 for the year ended December 31, 2006 and $15.5 for the year ended December 31, 2005. Our income tax provision for the year ended December 31, 2006, results in an effective rate that differs from U.S. Federal statutory rate of 35% principally because of the non-cash $23.6 stock-based compensation expense — exit units which is not deductible for tax purposes, state and local income taxes and a

U.S. deduction related to certain export sales from the U.S. Also, during 2006, we provided a valuation allowance of $2.0 for deferred tax assets principally for our subsidiary in Brazil because their accumulated losses and related net operating loss carryforward caused us to conclude that it was more likely than not, as defined by generally accepted accounting principles, that their deferred tax assets would not be realized. We will adjust valuation allowances in the future when it becomes more likely than not that the benefit of deferred tax assets will be realized. We have taken steps to improve our performance in Brazil including ceasing manufacturing of new units and changing local management. We are currently focusing our Brazilian operation on the more profitable aftermarket parts and services market.

Bookings and backlog. Bookings for the year ended December 31, 2006 increased to $1,838.9 from $1,446.2 for the year ended December 31, 2005. Backlog was $1,267.4 at December 31, 2006, compared to $884.7 at December 31, 2005. These increases reflect the strength of the markets that we serve.

Segment Analysis — year ended December 31, 2006 compared to year ended December 31, 2005

	Year Ended December 31, 2006		Year Ended December 31, 2005	
Statement of Segment Data:				
Revenues				
New units	$ 749.6	49.9%	$ 576.6	47.7%
Aftermarket parts and services	751.9	50.1%	631.6	52.3%
Total revenues	$1,501.5	100.0%	$1,208.2	100.0%
Gross profit				
New units	$ 108.6		$ 70.9	
Aftermarket parts and services	295.1		216.3	
Total gross profit	$ 403.7		$ 287.2	
Operating income				
New units	$ 47.3		$ 20.8	
Aftermarket parts and services	204.4		141.4	
Unallocated corporate expenses	(75.4)		(46.1)	
Total operating income	$ 176.3		$ 116.1	
Bookings				
New units	$1,002.3		$ 771.9	
Aftermarket parts and services	836.6		674.3	
Total bookings	$1,838.9		$1,446.2	
Backlog — end of period				
New units	$ 981.8		$ 688.1	
Aftermarket parts and services	285.6		196.6	
Total backlog	$1,267.4		$ 884.7	

New Units

Revenues. Revenues for this segment were $749.6 for the year ended December 31, 2006, compared to $576.6 for the year ended December 31, 2005. The $173.0, 30.0% increase is primarily attributable to the continued strong demand from the markets we serve. We started the year with a backlog of $688.1 at December 31, 2005, compared to $489.3 at December 31, 2004. In addition, new orders booked were $1,002.3 during 2006, compared to $771.9 during 2005.

Gross profit. Gross profit was $108.6 for the year ended December 31, 2006, compared to $70.9 for the year ended December 31, 2005. Gross profit, as a percentage of segment revenues, was 14.5% for 2006 compared to 12.3% for 2005. These increases were primarily attributable to the higher volume and prices and operating leverage benefit of higher volume on fixed manufacturing costs.

Operating income. Operating income was $47.3 for the year ended December 31, 2006, compared to $20.8 for the year ended December 31, 2005. As a percentage of segment revenues, operating income was 6.3% for 2006 compared to 3.6% for 2005. Both increases are due to the factors cited above.

Bookings and Backlog. Bookings for the year ended December 31, 2006, was $1,002.3 compared to $771.9 for the year ended December 31, 2005. Backlog was $981.8 at December 31, 2006 compared to $688.1 at December 31, 2005. These increases are primarily due to continued strength in the energy markets we serve.

Aftermarket Parts and Services

Revenues. Revenues for this segment were $751.9 for the year ended December 31, 2006, compared to $631.6 for the year ended December 31, 2005. The $120.3, 19.1% increase is attributable to the strong energy market which resulted in higher bookings during 2006, as well as higher backlog at the beginning of the year of $196.6 at December 31, 2005, compared to $148.3 at the beginning of 2005. Elapsed time from order entry to completion in this segment typically ranges from 1 day to 12 months depending on the nature of the product or service.

Gross profit. Gross profit was $295.1 for the year ended December 31, 2006, compared to $216.3 for the year ended December 31, 2005. Gross profit as a percentage of segment revenues was 39.3% for 2006 compared to 34.3% for 2005. These increases were attributed to increased revenues and improved margins due to price increase realizations, as well as lower allocations of manufacturing overhead and sales and administration expenses due to the change in the revenue mix (aftermarket parts and services was 50.1% of total revenues in 2006 compared to 52.3% in 2005.)

Operating income. Operating income was $204.4 for the year ended December 31, 2006, compared to $141.4 for the year ended December 31, 2005. As a percentage of segment revenues, operating income was 27.2% for 2006 compared to 22.4% for 2005. The increases are due to the factors cited above.

Bookings and Backlog. Bookings for the year ended December 31, 2006, were $836.6 compared to $674.3 for the year ended December 31, 2005. Backlog was $285.6 as of December 31, 2006 compared to $196.6 at December 31, 2005. The increases from the prior year reflect the strength of the energy markets we serve.

Liquidity and Capital Resources

Net cash provided by operating activities in the year ended December 31, 2007 was $216.0 compared to $164.1 for the year ended December 31, 2006. The increase of $51.9 net cash provided by operating activities was principally from the net effect of customer advance payments, accounts payable and inventory, together with improved operating results. Customer advance payments increased $93.9 during the year ended December 31, 2007 as a result of our higher bookings and backlog and our continuing efforts to collect customer payments in line with or ahead of the costs of inventory work-in-process. Accounts payable increased $30.1 and inventories increased $71.6 as we increased work-in-progress and raw material inventory to support our higher backlog and to improve our production cycle time on selected items. Net cash provided from accounts receivable was $2.4 during the year ended December 31, 2007, compared to net cash used of $28.2 for 2006, even though sales in the fourth quarter of 2007 were higher than sales in the fourth quarter of 2006 as we intensified our collection efforts during the year. Other operating activities' use of cash principally represents higher income tax payments due to higher income. Net income improved to $106.7 for the year ended December 31, 2007, from $78.8 for 2006. Non-cash, stock based compensation decreased to $8.1 for the year ended December 31, 2007, from $26.0 for 2006 principally from the stock based compensation — exit units recognized in 2006 as previously discussed. In 2006, we also recognized non-cash curtailment amendment from eliminating certain retiree healthcare benefits.

Net cash provided by operating activities for the year ended December 31, 2006 was $164.1 million compared to $212.4 million for the year ended December 31, 2005. This decline in net cash provided by operating activities for 2006 was principally from cash used in working capital and other in 2006 compared to cash provided by working capital and other in 2005 offset by higher net income and other net non-cash expenses that reduce net income in 2006 compared to 2005. Net income improved to $78.8 million in 2006 from $37.1 million in 2005. Depreciation and amortization was $50.4 million for the year ended December 31, 2006 compared to $61.4 million for the year ended December 31, 2005. This decline is attributable to the Order backlog and Non-compete agreement intangible assets acquired in the Acquisition now being fully amortized. Non-cash stock-based compensation increased to $26.0 million for the year ended December 31, 2006 from $4.1 million for the year ended December 31, 2005 principally because of the exit unit expense of $23.6 million previously described. The non-cash curtailment amendment during the year ended December 31, 2006 has also been previously described. Non-cash deferred tax provision was $14.1 for the year ended December 31, 2006 compared to $(2.2) million for the year ended December 31, 2005 because higher income before income taxes will allow the Company to use certain previously recognized net operating loss carryforwards in the 2006 U.S. federal income tax return. Accounts receivable increased $28.2 million because of higher fourth quarter 2006 sales compared to the fourth quarter of 2005. Inventories-net increased $35.2 million during 2006 principally from higher raw materials and supplies to support the higher backlog at December 31, 2006. Work-in-process and finished goods inventory less progress payments and customer advance payments remained relatively constant at December 31, 2006 compared to December 31, 2005.

Net cash used in investing activities increased to $26.0 for the year ended December 31, 2007, compared to $19.5 for 2006 principally as a result of the $8.1 acquisition of the Gimpel Valve business in April 2007. Net cash used in investing activities was $59.5 for 2005. Capital expenditures were $15.5, we acquired certain assets of Tuthill Energy Systems and two smaller operations for $55.0 and we sold our investment in a partially owned entity for $10.0 during 2005.

Net cash used in financing activities was $140.8 for the year ended December 31, 2007 compared to $100.1 for 2006 and $160.1 for 2005. During 2007 and 2006, we repaid $137.2 and $100.1, respectively, in advance of required maturities of borrowings under our senior secured credit facility. As previously reported, in 2005, we completed our initial public offering of 31,050,000 shares of our common stock for net proceeds of approximately $608.9. We used approximately $55.0 of the net proceeds to redeem $50.0 face value amount of our senior subordinated notes due 2014, including the payment of $3.7 applicable redemption premium and $1.3 accrued interest to the redemption date. Our Board of Directors approved the payment of a dividend of the remaining net proceeds, excluding certain costs, of approximately $557.7 ($10.26 per share) to our stockholders existing immediately prior to the offering, consisting of affiliates of First Reserve and certain members of senior management of the Company. In addition, we repaid $161.1 in advanced required maturities of borrowings under our senior secured credit facility and $1.6 in short-term debt during 2005.

As of December 31, 2007, we had a cash balance of $206.2 and the ability to borrow $273.0 under our $500 restated senior secured revolving credit facility, as $227.0 was used for letters of credit. Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We are currently not aware of any significant legal restrictions on the ability of the Company's subsidiaries to distribute cash to the Company. From time to time based on market conditions, we may repurchase a portion of our senior subordinated notes at market prices which may result in purchase prices in excess of par. Although we cannot assure you that we will continue to generate comparable levels of cash from operations, based on our current and anticipated levels of operations and conditions in our markets and industry, we believe that our cash flow from operations, available cash and available borrowings under our restated senior secured credit facility will be adequate to meet our working capital, capital expenditures, debt service and other funding requirements for the next twelve months and our long-term future contractual obligations.

Contractual Obligations (€ in millions)

On December 28, 2007, the Company closed a €23 (approximately $33) transaction, including a committed line of credit, that will be used to fund construction of a test bench facility (the "Facility") at the Port of LeHavre, France for full load, full power testing of compressors powered by gas turbines and electric motors.

The Company will lease the facility and 14 acres of land underlying the Facility under a lease (the "Lease") under which the Company agreed to bear certain rights, obligations, and expenses related to the Facility and land. The Port of Le Havre owns the land and will allow access for construction of the Facility and occupancy under the terms of a 30-year ground lease.

The Company is required to pay rent to the lessor during the initial base term of the Lease after construction is completed in an amount equal to the total of interest payable by the lessor on the outstanding principal amount of the debt incurred to construct the facility. Interest is generally determined by reference to the EURIBOR rate, plus an applicable margin of between 125 and 250 basis points.

The initial base term of the Lease expires at the end of five years and one month after the completion of construction of the Facility. At maturity, the Lease may either be terminated or extended subject to the mutual agreement of the parties. The Company may purchase the Facility at any time for the amount of the lessor's debt outstanding, including upon maturity of the Lease. If the Lease is terminated upon maturity, the Company has guaranteed that the lessor will receive at least 80% of the cost of the Facility upon the sale of the Facility. The Company anticipates that the Lease will mature in 2014.

The Lease contains representations, warranties and covenants typical of such leases. Events of default in the Lease include, but are not limited to, certain payment defaults, certain bankruptcy and liquidation proceedings and the failure to observe or perform any covenants or agreements contained in the Lease.

The following is a summary of our significant future contractual obligations, including amounts relating to the above mentioned operating lease, by year as of December 31, 2007:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations	$370.5	$ 0.2	$ 0.3	$ —	$370.0
Operating lease obligations	50.5	10.4	15.8	11.1	13.2
Post employment benefits	225.0	17.8	37.9	42.3	127.0
Interest	191.0	27.3	54.6	54.6	54.5
License agreement	2.7	0.5	0.9	0.9	0.4
Total	$839.7	$56.2	$109.5	$108.9	$565.1

Critical Accounting Policies

Note 2, Summary of Significant Accounting Policies, in the Notes to Consolidated and Combined Financial Statements included in this Form 10-K, includes a summary of significant accounting policies and methods used in the preparation of the consolidated financial statements. The following summarizes what we believe are the critical accounting policies and methods we use:

Revenue recognition — We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when we have persuasive evidence of an arrangement, delivery of the product or service has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or we have objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The amount of revenue related to any contingency is not recognized until the contingency is resolved.

We enter into multiple-element revenue arrangements or contracts, which may include any combination of designing, developing, manufacturing, modifying, erecting and commissioning complex products to customer specifications and providing services related to the performance of such products. These contracts normally take between six and fifteen months to complete. The criteria described below are applied to determine whether and/or how to separate multiple element revenue arrangements into separate units of accounting and how to allocate the arrangement consideration among those separate units of accounting:

- The delivered unit(s) has value to the client on a stand-alone basis.
- There is objective and reliable evidence of the fair value of the undelivered unit(s).

Our sales arrangements do not include a general right of return of the delivered unit(s). If the above criteria are not met, the arrangement is accounted for as one unit of accounting which results in revenue being recognized when the last undelivered unit is delivered. If these criteria are met, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value. If, however, there is objective and reliable evidence of fair value of the undelivered unit(s) but no such evidence for the delivered unit(s), the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered unit(s) equals the total arrangement consideration less the aggregate fair value of the undelivered unit(s).

We are required to estimate the future costs that will be incurred related to sales arrangements to determine whether any arrangement will result in a loss. These costs include material, labor and overhead. Factors influencing these future costs include the availability of materials and skilled laborers.

Inventories — We purchase materials for the manufacture of components for use in both our new units and aftermarket parts and services segments. The decision to purchase a set quantity of a particular item is influenced by several factors including: current and projected cost; future estimated availability; existing and projected contracts to produce certain items; and the estimated needs for our aftermarket parts and services business. We value our inventory at the lower of cost or market value. We estimate the net realizable value of our inventories and establish reserves to reduce the carrying amount of these inventories to the lower of cost or market (net realizable value) as necessary.

Taxes on income — Our effective tax rate is based on income before income taxes and the tax rates applicable to that income in the various jurisdictions in which we operate. An estimated effective tax rate for the year is applied to the

Company's quarterly operating results. In the event that there is a significant unusual or discrete item recognized, or expected to be recognized, in the Company's quarterly operating results, the tax attributable to that item is separately calculated and recorded at the same time as the unusual or discrete item. We consider the resolution of prior tax matters to be such items. Significant judgment is required in determining our effective tax rate and in evaluating tax positions. We establish tax accruals in accordance with Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.* Interpretation No. 48 prescribes a financial statement recognition threshold and measurement attribute regarding tax positions taken or expected to be taken in a tax return. A tax position (1) may be recognized in financial statements only if it is more-likely-than-not that the position will be sustained upon examination through any appeals and litigation processes based on the technical merits of the position and, if recognized, (2) be measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. We adjust these accruals in light of changing facts and circumstances.

Tax regulations may require items of income and expense to be included in the tax return in different periods than items are reflected in the consolidated financial statements. As a result, the effective tax rate reflected in the consolidated financial statements may be different than the tax rate reported in the income tax return. Some of these differences are permanent, such as expenses that are not deductible on the tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as tax deduction or credit in the tax return in future years for which we have already recorded the tax benefit in the consolidated financial statements. We establish valuation allowances for its deferred tax assets when it is more likely than not that the amount of expected future taxable income will not support the use of the deduction or credit. Deferred tax liabilities generally represent tax expense recognized in the consolidated financial statements for which payment has been deferred or expense for which we have already taken a deduction on the income tax return, but has not yet been recognized as expense in the consolidated financial statements.

Employee benefit plans — We provide a range of benefits to employees and retired former employees, including pensions, postretirement, postemployment and healthcare benefits. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, employee mortality and turnover rates, and healthcare cost trend rates. Independent actuaries perform the required calculations to determine expense in accordance with U.S. generally accepted accounting principles. Actual results may differ from the actuarial assumptions and are generally accumulated and amortized over future periods. We review our actuarial assumptions at each measurement date and make modifications to the assumptions based on then current rates and trends if appropriate to do so. The discount rate, the rate of compensation increase and the expected long-term rates of return on plan assets are determined as of the measurement date. The discount rate reflects a rate at which pension benefits could be effectively settled. The discount rate is established and based primarily on the yields of high quality fixed-income investments available and expected to be available during the period to maturity of the pension and postretirement benefits. The rate of compensation increase is dependent on expected future compensation levels. The expected long-term rates of return are projected to be the rates of return to be earned over the period until the benefits are paid. Accordingly, the long-term rates of return should reflect the rates of return on present investments, expected contributions to be received during the current year and on reinvestments over the period. The rates of return utilized reflect the expected rates of return during the periods for which the payment of benefits is deferred. The expected long-term rate of return on plan assets used is based on what is realistically achievable based on the types of assets held by the plans and the plan's investment policy. We review each plan and its returns and asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used. We believe that the assumptions utilized in recording our obligations under our plans are reasonable based on input from our actuaries, outside investment advisors, and information as to assumptions used by plan sponsors.

A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects for the year ended December 31, 2007, and at December 31, 2007, respectively:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$0.8	$(0.8)
Effect of postretirement benefit obligations	5.1	(3.2)

Commitments and contingencies — We are involved in various litigations, claims and administrative proceedings, including environmental matters, arising in the normal course of business. We have recorded reserves in the financial statements related to these matters which are developed based on consultation with legal counsel and internal and external consultants and engineers, depending on the nature of the reserve. We provide for environmental accruals when, in conjunction with our internal and external counsel, we determine that a liability is both probable and estimable. Factors that affect the recorded amount of any liability in the future include: our participation percentage due to a settlement by or bankruptcy of other potentially responsible parties; a change in the environmental laws requiring more stringent requirements; a change in the estimate of future costs that will be incurred to remediate the site; and changes in technology related to environmental remediation. We have property and casualty insurance to cover such liabilities, but there is no guarantee that the coverage will be sufficient.

We have accrued liabilities for product liability claims, workers' compensation matters and product warranty issues. We have recorded liabilities in our financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience data depending on the nature of the accrued liability. We believe our estimated liabilities are reasonable. If the level of claims changes or if the cost to provide the benefits related to these claims should change, our estimate of the underlying liability may change.

Goodwill and other intangible assets — We have significant goodwill and other intangible assets on our balance sheet. The valuation and classification of these assets and the assignment of amortization lives involves significant judgments and the use of estimates. The testing of these intangible assets under established accounting guidelines for impairment also requires significant use of judgment and assumptions, particularly as it relates to the identification of reporting units and the determination of fair market value. These estimated fair market values are based on estimates of future cash flows of our businesses. Factors affecting these future cash flows include: the continued market acceptance of the products and services offered by our businesses; the development of new products and services by our businesses and the underlying cost of development; the future cost structure of our businesses; and future technological changes. Our goodwill and other intangible assets are tested and reviewed for impairment on an annual basis or when there is a significant change in circumstances. We believe that our estimates and assumptions used are reasonable and comply with generally accepted accounting principles. Changes in business conditions could potentially require future adjustments to these valuations.

The preparation of all financial statements includes the use of estimates and assumptions that affect a number of amounts included in our financial statements. If actual amounts are ultimately different from previous estimates, the revisions are included in our results for the period in which the actual amounts become known or better estimates can be made.

New Accounting Standards

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. Statement No. 157 provides a definition of and measurement methods for fair value to be used consistently when other accounting standards require fair value measurement and requires expanded disclosure in annual and interim financial statements about fair value measurements. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is to be applied by the Company prospectively to future fair value measurements. The Company is not able to estimate the effect that Statement No. 157 will have on its future financial statements.

In September 2006, the FASB also issued Statement No. 158, *Employer's Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)*. Statement No. 158 requires defined benefit plans to (1) recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation — in the statement of financial position; (2) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not required to be recognized as components of net periodic benefit cost in the income statement; (3) measure defined benefit plan assets and obligations as of the date of the year-end statement of financial position; and (4) disclose additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credits, and transition asset or obligation. Statement No. 158 was adopted by for the Company as of December 31, 2006, except the requirement to measure plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position which is effective for the Company as of January 1, 2008. The Company expects the effect of adopting the requirement to measure plan assets and obligations as of the date of the fiscal year-end statement of financial position to be a reduction of approximately $0.1 in the January 1, 2008 balance of retained earnings.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. Statement No. 159 permits companies an option to measure certain financial assets and financial liabilities at appropriate election dates with unrealized gains and loses on such assets and liabilities being reported in earnings. Statement No. 159 is effective for Company's 2008 calendar year. The Company does not expect to elect such option.

In November 2007, the FASB issued Statement No. 141 (R), *Business Compensations*, and Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 151*. Statements No 141 (R) and 160 substantially change the way companies account for business combinations and noncontrolling interests (minority interests). Statements 141 (R) and 160 will require, among other changes:

- More assets acquired and liabilities assumed to be measured at fair value as of the acquisition date.
- Liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period.
- An acquirer to expense acquisition-related costs (e.g., deal fees for attorneys, accountants, investment bankers).
- Noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity.

Both statements are required to be adopted prospectively in fiscal years beginning on or after December 15, 2008, except for certain income tax and noncontrolling interests accounting.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*. Interpretation No. 48 prescribes a financial statement recognition threshold and measurement attribute regarding tax positions taken or expected to be taken in a tax return. A tax position (1) may be recognized in financial statements only if it is more likely than not that the position will be sustained upon examination through any appeals and litigation processes based on the technical merits of the position and, if recognized, (2) be measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The cumulative effect of the adoption of Interpretation No. 48 was recorded as an increase in the liability for unrecognized tax benefits and a reduction in retained earnings of $0.1 as of January 1, 2007.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ($ in millions)*

Our results of operations are affected by fluctuations in the value of local currencies in which we transact business. We record the effect of non-U.S. dollar currency transactions when we translate the non-U.S. subsidiaries' financial statements into U.S. dollars using exchange rates as they exist at the end of each month. The effect on our results of operations of fluctuations in currency exchange rates depends on various currency exchange rates and the magnitude of the transactions completed in currencies other than the U.S. dollar. We enter into financial instruments to mitigate the impact of changes in currency exchange rates that may result from long-term customer and supplier contracts where we deem appropriate. These financial instruments are recorded at their market value with the resulting changes being included in earnings. Net foreign currency gains (losses) were $5.5, $8.9, $(2.2) for the years ended December 31, 2007, 2006 and 2005, respectively.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The Company's Financial Statements and the accompanying Notes that are filed as part of this Annual Report are listed under Part IV, Item 15. *Exhibits, Financial Statements and Schedules* and are set forth on pages F-1 through F-53 immediately following the signature pages of this Form 10-K.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on the evaluation performed, we concluded that our internal control over financial reporting as of December 31, 2007 was effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in their report, which appears in Item 15 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

During 2007, in order to address the material weaknesses in internal control over financial reporting disclosed in Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2006, we (a) hired additional and reassigned experienced accounting and information technology personnel, (b) implemented new account reconciliation, journal entry, access to financial systems and segregation of duties control procedures, and (c) implemented additional information technology general controls. As a result of the above actions, we have remediated the previously reported material weaknesses as of December 31, 2007.

During the fourth quarter of 2007, in addition to items (a) through (c) above, we continued to implement a new worldwide information technology system. These changes in our internal control over financial reporting during the fourth quarter of 2007 have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The sections of our 2008 Proxy Statement entitled "Election of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Conduct" and "The Board of Directors and its Committees" are incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

The sections of our 2008 Proxy Statement entitled "Director Compensation", "Executive Compensation" and "Compensation Discussion and Analysis" are incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT*

The sections of our 2008 Proxy Statement entitled "Equity Compensation Plan Information" and "Stock Ownership" are incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The sections of our 2008 Proxy Statement entitled "Certain Related Party Transactions" and "Director Independence" are incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The section of our 2008 Proxy Statement entitled "Fees of Independent Registered Public Accountants" is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES*

(a) Documents filed as part of this Annual Report:

The following is an index of the financial statements, schedules and exhibits included in this Form 10-K or incorporated herein by reference.

(1) Consolidated Financial Statements

(2) Consolidated Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts and Reserves — For the years ended December 31, 2007, 2006 and 2005.

Schedules not included have been omitted because they are not applicable or the required information is shown in the consolidated financial statement or notes.

(3) Exhibits

3.1 Amended and Restated Certificate of Incorporation of Dresser-Rand Group Inc. (incorporated by reference to Exhibit 3.1 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed July 18, 2005, File No. 333-124963).

3.2 Amended and Restated By-Laws of Dresser-Rand Group Inc. (incorporated by reference to Exhibit 3.1 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed November 16, 2007, File No. 001-32586).

4.1 Form of certificate of Dresser-Rand Group Inc. common stock (incorporated by reference to Exhibit 4.1 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed July 18, 2005, File No. 333-124963).

4.2 Indenture dated as of October 29, 2004 among Dresser-Rand Group Inc., the guarantors party thereto and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.2 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).

4.3 First Supplemental Indenture, dated as of December 22, 2005 among Dresser-Rand Group Inc., the guarantors party thereto and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.2 to Dresser-Rand Group Inc.'s Registration Statement on Form S-4, filed January 23, 2006, File No. 333-131212).

10.1 Equity Purchase Agreement, dated as of August 25, 2004, by and among FRC Acquisition LLC and Ingersoll-Rand Company Limited (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).

10.2 Amended and Restated Credit Agreement, dated as of August 30, 2007, among Dresser-Rand Group Inc., certain of its foreign subsidiaries, the syndicate of lenders party thereto, Citicorp North America, Inc., as Administrative Agent, J.P. Morgan Securities Inc. and UBC Securities LLC, as Co-Syndication Agents, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and UBS Securities LLC, as Joint Lead Arrangers and Joint Book Managers, and Natixis and Wells Fargo Bank, N.A., as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed August 31, 2007, File No. 001-32586).

10.3 Domestic Guarantee and Collateral Agreement, dated and effective as of October 29, 2004, among D-R Interholding, LLC, Dresser-Rand Group Inc., the domestic subsidiary loan parties named therein and Citicorp North America, Inc. as collateral agent (incorporated by reference to Exhibit 10.4 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).

10.4 Supplement No. 1 dated as of December 22, 2005, to the Domestic Guarantee and Collateral Agreement dated and effective as of October 29, 2004, among D-R Interholding, LLC, Dresser-Rand Group Inc., the domestic subsidiary loan parties named therein and Citicorp North America, Inc. as collateral agent (incorporated by reference to Exhibit 10.7 to Dresser-Rand Group Inc.'s Registration Statement on Form S-4, filed January 23, 2006, File No. 333-131212).

10.5 Supply Agreement, dated October 31, 2004, by and between Dresser-Rand Company and Ingersoll-Rand Company (incorporated by reference to Exhibit 10.6 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).

10.6 License Agreement, dated as of October 26, 2004, by and between Dresser, Inc. and Dresser-Rand Group Inc. (incorporated by reference to Exhibit 10.7 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).

10.7 License Agreement, dated as of October 29, 2004, by and between Dresser-Rand Company, Dresser-Rand A.S., Ingersoll-Rand Energy Systems Corporation and the Energy Systems Division of Ingersoll-Rand Company (incorporated by reference to Exhibit 10.8 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).

10.8 Amended and Restated Limited Liability Company Agreement of Dresser-Rand Holdings, LLC, effective as of October 29, 2004 (incorporated by reference to Exhibit 10.9 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).*

10.9 Amendment to the Amended and Restated Limited Liability Company Agreement of Dresser-Rand Holdings, LLC, effective as of June 24, 2005 (incorporated by reference to Exhibit 10.20 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed June 28, 2005, File No. 333-124963).*

10.10 Employment Agreement, dated October 27, 2004, by and among Vincent R. Volpe, Dresser-Rand Holdings, LLC and Dresser-Rand Group Inc. (incorporated by reference to Exhibit 10.10 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).*

10.11 Employment Agreement, dated July 25, 1990, by and between Jean-Francois Chevrier and Dresser-Rand S.A. (incorporated by reference to Exhibit 10.11 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).*

10.12 Amended and Restated Stockholder Agreement, effective as of July 15, 2005, by and among Dresser-Rand Group Inc., D-R Interholding, LLC, Dresser-Rand Holdings, LLC and certain management employees, together with any other stockholder who may be made party to this agreement (incorporated by reference to Exhibit 10.12 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed July 18, 2005, File No. 333-124963).*

10.13 Dresser-Rand Group Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).*

10.14 Dresser-Rand Group Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed July 18, 2005, File No. 333-124963).*

10.15 Dresser-Rand Group Inc. 2005 Directors Stock Incentive Plan (incorporated by reference to Exhibit 10.18 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed July 18, 2005, File No. 333-124963).*

10.16 Form of Subscription Agreement (incorporated by reference to Exhibit 10.14 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).*

10.17 Form of Management Stock Subscription Agreement (incorporated by reference to Exhibit 10.15 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1, filed May 16, 2005, File No. 333-124963).*

10.18 Annual Incentive Plan (incorporated by reference to Exhibit 10.17 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed July 18, 2005, File No. 333-124963).*

10.19 Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed December 9, 2005, File No. 001-32586).*

10.20	Stock Option Agreement between Dresser-Rand Group Inc. and Lonnie A. Arnett (incorporated by reference to Exhibit 10.23 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed March 3, 2006, File No. 333-131300).*
10.21	Performance Stock Option Agreement between Dresser-Rand Group Inc. and Lonnie A. Arnett (incorporated by reference to Exhibit 10.24 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed March 3, 2006, File No. 333-131300).*
10.22	Restricted Shares Agreement between Dresser-Rand Group Inc. and Lonnie A. Arnett (incorporated by reference to Exhibit 10.25 to Dresser-Rand Group Inc.'s Registration Statement on Form S-1/A, filed March 3, 2006, File No. 333-131300).*
10.23	Offer Letter, dated March 18, 2005, from Dresser-Rand Group Inc. to Leonard Anthony (incorporated by reference to Exhibit 10.26 to Dresser-Rand Group Inc.'s Annual Report on Form 10-K, filed March 7, 2007, File No. 001-32586).*
10.24	Offer Letter, dated July 15, 2007, from Dresser-Rand Group Inc. to Mark Baldwin (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed July 19, 2007, File No. 001-32586).*
10.25	Offer Letter, dated August 27, 2007, from Dresser-Rand Group Inc. to Mark Mai (incorporated by reference to Exhibit 10.3 to Dresser-Rand Group Inc.'s Quarterly Report on Form 10-Q, filed October 31, 2007, File No. 001-32586).*
10.26	Participation Agreement, dated as of December 20, 2007, by and among Dresser-Rand S.A. (France), as Construction Agent and Lessee, Citibank International plc (Paris Branch), as Lessor, the Persons named therein as Note Holders, and Citibank International plc (Paris Branch) as Agent (incorporated by reference to Exhibit 10.1 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed December 31, 2007, File No. 001-32586).
10.27	Lease Agreement, dated as of December 28, 2007 by and between Citibank International plc (Paris Branch), as Lessor, and Dresser-Rand S.A. (France), as Lessee (incorporated by reference to Exhibit 10.2 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed December 31, 2007, File No. 001-32586).
10.28	Parent Guaranty, dated as of December 28, 2007 by Dresser-Rand Group Inc. (incorporated by reference to Exhibit 10.3 to Dresser-Rand Group Inc.'s Current Report on Form 8-K, filed December 31, 2007, File No. 001-32586).
10.29	Amendment No. 1 to the Dresser-Rand Group Inc. 2005 Directors Stock Incentive Plan.
10.30	Amendment No. 2 to the Dresser-Rand Group Inc. 2005 Directors Stock Incentive Plan.
21.1	List of Subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP
24	Powers of Attorney (included in signature page of this Form 10-K)
31.1	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the President and Chief Executive Officer pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). (This certification is being furnished and shall not be deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.)
32.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). (This certification is being furnished and shall not be deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.)

* Executive Compensation Plans and Arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRESSER-RAND GROUP INC.

By: /s/ VINCENT R. VOLPE, JR.

Name: Vincent R. Volpe Jr.
Title: President, Chief Executive Officer and Director

Each person whose signature appears below authorizes Lonnie A. Arnett and Mark F. Mai and each of them, as his or her attorney-in-fact and agent, with full power of substitution and resubstitution, to execute, in his or her name and on his or her behalf, in any and all capacities, this Form 10-K and any and all amendments thereto necessary or advisable to enable the registrant to comply with the Securities Exchange Act of 1934, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof which amendments may make such changes in such Form 10-K as such attorney-in-fact may deem appropriate, and with full power and authority to perform and do any and all acts and things whatsoever which any such attorney-in-fact or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney-in-fact or substitute.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ VINCENT R. VOLPE JR. Vincent R. Volpe Jr.	President, Chief Executive Officer and Director	February 26, 2008
/s/ MARK E. BALDWIN Mark E. Baldwin	Executive Vice President and Chief Financial Officer	February 26, 2008
/s/ LONNIE A. ARNETT Lonnie A. Arnett	Vice President, Controller and Chief Accounting Officer	February 26, 2008
/s/ WILLIAM E. MACAULAY William E. Macaulay	Chairman of the Board of Directors	February 26, 2008
/s/ RITA V. FOLEY Rita V. Foley	Director	February 26, 2008
/s/ JOSEPH C. WINKLER Joseph C. Winkler	Director	February 26, 2008
/s/ MICHAEL L. UNDERWOOD Michael L. Underwood	Director	February 26, 2008
/s/ PHILIP R. ROTH Philip R. Roth	Director	February 26, 2008
/s/ LOUIS A. RASPINO Louis A. Raspino	Director	February 26, 2008
/s/ JEAN-PAUL VETTIER Jean-Paul Vettier	Director	February 26, 2008

DRESSER-RAND GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Dresser-Rand Group Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Dresser-Rand Group Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Houston, Texas
February 26, 2008

DRESSER-RAND GROUP INC.

CONSOLIDATED STATEMENT OF INCOME

	Years Ended December 31,		
	2007	2006	2005
	($ in millions, except per share amounts)		
Net sales of products	$1,339.5	$1,210.7	$ 974.7
Net sales of services	325.5	290.8	232.2
Other operating revenue	—	—	1.3
Total revenues	1,665.0	1,501.5	1,208.2
Cost of products sold	989.5	900.5	749.7
Cost of services sold	226.6	197.3	171.3
Cost of sales	1,216.1	1,097.8	921.0
Gross profit	448.9	403.7	287.2
Selling and administrative expenses (2006 amount includes $23.6 of stock based compensation — exit units)	239.0	228.8	164.0
Research and development expenses	12.8	10.4	7.1
Curtailment amendment	—	(11.8)	—
Income from operations	197.1	176.3	116.1
Interest expense, net	(36.8)	(47.9)	(57.0)
Early redemption premium on debt	—	—	(3.7)
Other income (expense), net	7.3	8.9	(2.8)
Income before income taxes	167.6	137.3	52.6
Provision for income taxes	60.9	58.5	15.5
Net income	$ 106.7	$ 78.8	$ 37.1
Net income per common share — basic and diluted	$ 1.25	$ 0.92	$ 0.56
Weighted average shares outstanding — *(In thousands)*			
Basic	85,470	85,453	66,547
Diluted	85,586	85,453	66,547

The accompanying notes are an integral part of the consolidated financial statements.

DRESSER-RAND GROUP INC.

CONSOLIDATED BALANCE SHEET

	December 31, 2007	December 31, 2006
	($ in millions, except per share amounts)	
Assets		
Current assets		
Cash and cash equivalents	$ 206.2	$ 146.8
Accounts receivable, less allowance for losses of $5.9 at 2007 and $6.1 at 2006	311.9	305.1
Inventories, net	265.3	183.0
Prepaid expenses	23.0	20.2
Deferred income taxes, net	19.3	13.9
Total current assets	825.7	669.0
Property, plant and equipment, net	216.7	223.1
Goodwill	447.5	410.5
Intangible assets, net	440.0	446.9
Other assets	21.0	21.8
Total assets	$1,950.9	$1,771.3
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accruals	$ 358.4	$ 303.7
Customer advance payments	239.9	137.4
Accrued income taxes payable	22.0	30.3
Loans payable	0.2	0.1
Total current liabilities	620.5	471.5
Deferred income taxes	48.4	26.6
Postemployment and other employee benefit liabilities	80.6	113.7
Long-term debt	370.3	505.6
Other noncurrent liabilities	25.9	22.0
Total liabilities	1,145.7	1,139.4
Commitments and contingencies (Notes 10, 12 through 18)		
Stockholders' Equity		
Common stock, $0.01 par value, 250,000,000 shares authorized; and, 85,826,523 and 85,477,160 shares issued and outstanding, respectively	0.9	0.9
Additional paid-in capital	527.3	518.8
Retained earnings	229.7	123.1
Accumulated other comprehensive income (loss)	47.3	(10.9)
Total stockholders' equity	805.2	631.9
Total liabilities and stockholders' equity	$1,950.9	$1,771.3

The accompanying notes are an integral part of the consolidated financial statements.

DRESSER-RAND GROUP INC.

CONSOLIDATED STATEMENT OF CASH FLOW

	Years Ended December 31,		
	2007	2006	2005
	($ in millions)		
Cash flows from operating activities			
Net income	$ 106.7	$ 78.8	$ 37.1
Adjustments to arrive at net cash provided by operating activities:			
Depreciation and amortization	49.3	50.4	61.4
Stock-based compensation	8.1	26.0	4.1
Deferred income taxes	(1.7)	14.1	(2.2)
Amortization of debt financing costs	6.9	5.7	9.5
Provision for losses on inventory	0.4	0.6	0.9
(Gain) loss on sale of property, plant and equipment	(0.6)	0.4	—
Curtailment amendment	—	(11.8)	—
Working capital and other			
Customer advances	93.9	48.2	49.9
Accounts payable	30.1	6.3	20.3
Accounts receivable	2.4	(28.2)	(0.2)
Inventories	(71.6)	(35.2)	28.7
Other	(7.9)	8.8	2.9
Net cash provided by operating activities	216.0	164.1	212.4
Cash flows from investing activities			
Capital expenditures	(23.7)	(19.7)	(15.5)
Acquisitions, net of cash	(8.1)	—	(55.0)
Proceeds from entity investment dispositons	—	—	10.0
Proceeds from sales of property, plant and equipment	5.8	0.2	1.0
Net cash used in investing activities	(26.0)	(19.5)	(59.5)
Cash flows from financing activities			
Payments of long-term debt	(137.2)	(100.1)	(211.1)
Payments for debt financing costs	(4.5)	—	—
Proceeds from long-term debt	0.5	—	—
Proceeds from exercise of stock options	0.4	—	—
Proceeds from initial public offering, net	—	—	608.9
Dividends paid	—	—	(557.7)
Payments of short-term borrowings	—	—	(1.6)
Issuance of common stock	—	—	1.4
Net cash used in financing activities	(140.8)	(100.1)	(160.1)
Effect of exchange rate changes on cash and cash equivalents	10.2	4.3	(6.3)
Net increase (decrease) in cash and cash equivalents	59.4	48.8	(13.5)
Cash and cash equivalents, beginning of the period	146.8	98.0	111.5
Cash and cash equivalents, end of period	$ 206.2	$ 146.8	$ 98.0

The accompanying notes are an integral part of the consolidated financial statements.

DRESSER-RAND GROUP INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)	Total
	($ in millions)					
At December 31, 2004	$0.6	$ 436.6	$ 7.2	$ 8.5	—	$ 452.9
Stock-based compensation	—	5.6	—	—	—	5.6
Initial public offering net proceeds	0.3	608.6	—	—	—	608.9
Cash dividends	—	(557.6)	—	—	—	(557.6)
Net income	—	—	37.1	—	$ 37.1	—
Other comprehensive income (loss)						
Minimum pension liability, net of $2.7 tax	—	—	—	(5.1)	(5.1)	—
Foreign currency adjustments	—	—	—	(27.1)	(27.1)	—
Total comprehensive income					$ 4.9	4.9
At December 31, 2005	0.9	493.2	44.3	(23.7)		514.7
Stock-based compensation	—	26.0	—	—	—	26.0
Other	—	(0.4)	—	—	—	(0.4)
Net income	—	—	78.8	—	$ 78.8	—
Other comprehensive income (loss)						
Minimum pension liability, net of $0.2 tax	—	—	—	0.3	0.3	—
Foreign currency adjustments	—	—	—	18.0	18.0	—
Adoption of Statement No. 158, net of $2.6 tax	—	—	—	(5.5)	—	(5.5)
Total comprehensive income					$ 97.1	97.1
At December 31, 2006	0.9	518.8	123.1	(10.9)		631.9
Stock-based compensation	—	8.5	—	—	—	8.5
Adoption of FASB Interpretation No. 48	—	—	(0.1)	—	—	(0.1)
Net income	—	—	106.7	—	$106.7	—
Other comprehensive income						
Pension and other postretirement benefit plans — net of $15.3 tax						
Net gain arising during year	—	—	—	8.1	8.1	—
Curtailment amendment	—	—	—	11.4	11.4	—
Plan amendments	—	—	—	4.8	4.8	—
Less: amortization of prior service credit included in net periodic costs	—	—	—	(0.3)	(0.3)	—
Foreign currency adjustments	—	—	—	34.2	34.2	—
Total comprehensive income					$164.9	164.9
At December 31, 2007	$0.9	$ 527.3	$229.7	$ 47.3		$ 805.2

The accompanying notes are an integral part of the consolidated financial statements.

($ in millions, except per share and per unit amounts)

1. Business Activities and Certain Related Party Transactions

Dresser-Rand Group Inc., a company incorporated in the State of Delaware and its subsidiaries (the "Company"), commenced operations on October 30, 2004. The Company is engaged in the design, manufacture, sale and servicing of turbo and reciprocating compressors, gas and steam turbines, gas expanders and associated control panels.

From inception (October 29, 2004) through August 10, 2005, the Company was a wholly-owned subsidiary of D-R Interholding, LLC which is a wholly-owned subsidiary of Dresser-Rand Holdings, LLC, ("Holdings"). During the period from August 11, 2005 through March 9, 2007, D-R Interholding, LLC sold all of its ownership of the common stock of the Company. Dresser-Rand Holdings, LLC was owned by First Reserve Fund IX, L.P., and First Reserve Fund X, L.P. (collectively "First Reserve"), funds managed by First Reserve Corporation, and certain members of management.

The Acquisition

On October 29, 2004, pursuant to a purchase agreement dated August 25, 2004 (the "Equity Purchase Agreement"), the Company acquired Dresser-Rand Company and the operations of Dresser-Rand Canada, Inc. and Dresser-Rand GmbH (the "Acquisition") from Ingersoll Rand Company Limited ("Ingersoll Rand").

Ingersoll Rand Transition Services Agreement

In connection with the Acquisition, the Company and Ingersoll Rand entered into a transition services agreement as of the closing to facilitate the delivery of consistent services. In conjunction with the agreement, Ingersoll Rand provided services as requested by the Company, including, among others, compensation delivery services, health and welfare administration, pension administration, legal services and other services, as agreed between the parties. The provision of services commenced on October 30, 2004, and terminated in August, 2005. Ingersoll Rand charged the Company $0.7 for transition services during the period of this agreement.

License Agreement

As contemplated by the Equity Purchase Agreement, the Company and its subsidiary in France agreed to certain covenants with and granted intellectual property rights related to the development of Ingersoll Rand's 250-kilowatt micro-turbine to Ingersoll Rand Energy Systems Corporation and the Energy Systems Division of Ingersoll Rand. Pursuant to the terms of the license agreement, Energy Systems was granted a perpetual, fully paid up, non-exclusive, worldwide right and license (without the right to sublicense) to practice and use any intellectual property owned by the Company or Dresser-Rand S.A. relating to the 250 kilowatt micro-turbines, and to manufacture, use, market and sell micro-turbines with a generating capacity of 1,000 kilowatts or less.

Dresser-Rand Name

The Company's name and principal trademark is a combination of the names of the Company's founder companies, Dresser Industries, Inc. and Ingersoll Rand. The Company acquired rights to use the "Rand" portion of our principal mark from Ingersoll Rand as part of the Equity Purchase Agreement. The rights to use the "Dresser" portion of the name in perpetuity were acquired from Dresser, Inc. (the successor company to Dresser Industries, Inc.), an affiliate of First Reserve, in October 2004. Total consideration was $5.0 of which $1.0 was paid in October 2004 with the remaining balance to be paid in equal annual installments of $0.4 through October 2013. The total cost is being amortized to expense ratably through October 2013.

2. Summary of Significant Accounting Policies

A summary of significant accounting policies used in the preparation of these consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts and activities of the Company and its controlled subsidiaries. 50% or less owned equity companies for which the Company exercises significant influence but does not

($ in millions, except per share and per unit amounts)

control are accounted for under the equity method. All material intercompany transactions among entities included in the consolidated financial statements have been eliminated.

Use of Estimates

In conformity with accounting principles generally accepted in the United States of America, management has used estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Significant estimates include allowance for losses on receivables, depreciation and amortization, inventory adjustments related to lower of cost or market, valuation of assets including goodwill and other intangible assets, product warranties, sales allowances, taxes, pensions, postemployment benefits, contract losses, penalties, environmental contingencies, product liability, self insurance programs and other contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of money market accounts.

Allowance for Losses on Receivables

The Company establishes an allowance for losses on receivables by applying specified percentages to the adjusted receivable aging categories. The percentage applied against the aging categories increases as the accounts become further past due so that accounts in excess of 360 days past due are fully reserved. In addition, the allowance is then adjusted for specific customer accounts that have aged but collection is reasonably assured and accounts that have not aged but collection is doubtful due to insolvency, disputes or other collection issues.

Inventories

Inventories are stated at the lower of cost (generally FIFO or average) or market (estimated net realizable value). Cost includes labor, materials and facility overhead. A provision is also recorded for slow-moving, obsolete or unusable inventory. Customer progress payments are credited to inventory and any payments in excess of our related investment in inventory are recorded as customer advance payments in current liabilities.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets. The useful lives of buildings range from 30 years to 50 years; the useful lives of machinery and equipment range from 5 years to 12 years. Maintenance and repairs are expensed as incurred.

Capitalized Software

The Company capitalizes computer software for internal use following the guidelines established in Statement of Position No. 98-1 *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. The amounts capitalized were $4.8 for the year ended December 31, 2007, and $5.9 for 2006 and $2.1 for 2005.

Impairment of Long-Lived Assets

The Company accounts for impairments in accordance with Statement No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets*. This standard requires that long-lived assets, such as property and equipment and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Intangible Assets

Under the requirements of Statement No. 142, *Goodwill and Other Intangible Assets*, goodwill and intangible assets deemed to have indefinite lives are not subject to amortization but are tested for impairment at least annually. Statement No. 142 requires a two-step goodwill impairment test whereby the first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second test is not performed. The second step of the impairment test is performed when required and compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Statement No. 142 requires the carrying value of non-amortizable intangible assets to be compared to their fair value, with any excess of carrying value over fair value to be recognized as an impairment loss in continuing operations.

The Company amortizes its intangible assets with finite lives over their estimated useful lives. See Note 8 for additional details regarding the components and estimated useful lives of intangible assets.

Income Taxes

The Company determines the consolidated provision for income taxes for its operations on a legal entity, country-by-country basis. Deferred taxes are provided for operating loss and credit carryforwards and temporary differences between the tax basis of assets and liabilities and the amounts included in these consolidated financial statements as measured by enacted tax rates expected to apply when temporary differences are settled or realized. A valuation allowance is established for deferred tax assets when it is more likely than not that a portion or all of the asset will not be realized. Uncertain tax positions (1) are recognized in financial statements only if it is more likely than not that the position will be sustained upon examination through any appeals and litigation processes based on the technical merits of the position and, if recognized, (2) are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Product Warranty

Warranty accruals are recorded at the time the products are sold and are estimated based upon product warranty terms and historical experience. Warranty accruals are adjusted for known or anticipated warranty claims as new information becomes available.

Environmental Costs

Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, that have no significant future economic benefit, are expensed. Costs to prepare environmental site evaluations and feasibility studies are accrued when the Company commits to perform them. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the Company commitment to a plan of action. The Company determines any required liability based on existing technology without reflecting any offset for possible recoveries from insurance companies and discounting. Expenditures that prevent or mitigate environmental contamination that is yet to occur are capitalized. The Company currently has not recorded any significant accrued environmental liabilities.

Revenue Recognition

The Company recognizes revenue when realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery of the product or service has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Volume price rebates are recognized when thresholds are met. Delivery does not occur until products have been shipped or services have been provided to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The amount of revenue related to any contingency is not recognized until the contingency is resolved. Provisions for anticipated losses on arrangements are recorded in the period in which they become probable.

The Company enters into multiple-element revenue arrangements or contracts, which may include any combination of designing, developing, manufacturing, modifying, erecting and commissioning complex products to customer specifications and providing services related to the performance of such products. These contracts normally take between six and fifteen months to complete. The criteria described below are applied to determine whether and how to separate multiple element revenue arrangements into separate units of accounting and how to allocate the arrangement consideration among those separate units of accounting:

- The delivered unit(s) has value to the client on a stand-alone basis.
- There is objective evidence of the fair value of the undelivered unit(s).

Our sales arrangements do not include a general right of return of the delivered unit(s). If the above criteria are not met, the arrangement is accounted for as one unit of accounting which results in revenue being recognized when the last unit is delivered. If these criteria are met, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value. If, however, there is objective evidence of fair value of the undelivered unit(s) but no such evidence for the delivered unit(s), the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered unit(s) equals the total arrangement consideration less the aggregate fair value of the undelivered unit(s).

The maximum amount of revenue that may be recognized for delivered product(s) or service(s) is limited to the amount of consideration that has been received or is currently collectible related to the delivered item(s).

The Company recognizes revenue and related cost of sales on a gross basis for equipment purchased as specified by the customer that is installed into the Company's new units in accordance with Emerging Issues Task Force No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent.*

Taxes Imposed on Revenue Transactions

The Company accounts for taxes imposed on specific revenue transactions, e.g., sales and value added taxes, on a net basis as such taxes are excluded from revenue and costs.

Distribution and Shipping Costs

Amounts billed to customers for shipping and handling are classified as sales of products with the related costs incurred included in cost of sales.

Research and Development Costs

Research and development expenditures, including qualifying engineering costs, are expensed when incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income and other comprehensive income (loss). Other comprehensive income (loss) includes foreign currency translation adjustments and post-retirement benefit plan liability adjustments, net of tax, as applicable.

Foreign Currency

Assets and liabilities of non-U.S. consolidated entities that use local currency as the functional currency are translated at year-end exchange rates while income and expenses are translated using a weighted average-for-the-year exchange rates. Adjustments resulting from translation are recorded in other comprehensive income (loss) and are included in net income only upon sale or liquidation of the underlying foreign investment.

Inventory and property balances and related income statement accounts of non-U.S. entities that use the U.S. dollar as the functional currency, are translated using historical exchange rates. The resulting gains and losses are credited or charged to the Statement of Income.

($ in millions, except per share and per unit amounts)

Financial Instruments

The Company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments, principally forward exchange contracts.

The purpose of the Company's currency hedging activities is to mitigate the economic impact of changes in foreign currency exchange rates. The Company attempts to hedge transaction exposures through natural offsets. To the extent that this is not practicable, major exposure areas considered for hedging include foreign currency denominated receivables and payables, firm committed transactions and forecasted sales and purchases.

The Company accounts for derivatives used in hedging activities in accordance with Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and its amendments. Statement No. 133 requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value. Under Statement No. 133, any properly documented effective portion of a cash flow hedging instruments' gain or loss is reported as a component of Other Comprehensive Income in Stockholders' Equity and is reclassified to earnings in the period during which the transaction being hedged affects income. Gains or losses subsequently reclassified from Stockholders' Equity are classified in accordance with income statement treatment of the hedged transaction. Any ineffective portion of a cash flow hedging instruments' fair value change is recorded in the Statement of Income. Classification in the Statement of Income of the effective portion of the hedging instrument's gain or loss is based on the income statement classification of the transaction being hedged. If a cash flow hedging instrument does not qualify as a hedge under Statement No. 133, the change in the fair value of the derivative is immediately recognized in the Consolidated Statement of Income as foreign currency income (loss) in other income (expense)-net. The derivative financial instruments in existence at December 31, 2007 and 2006 were not documented as effective hedges for accounting purposes under Statement No. 133.

Stock-based Compensation

The Company recognizes compensation cost for stock-based compensation awards in accordance with Statement No. 123(R), *Share-Based Payment* and *Staff Accounting Bulletin No. 107*. The amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that has vested at that date.

Conditional Asset Retirement Obligations

The Company accounts for conditional asset retirement obligations in accordance with Interpretation No. 47, an interpretation of Statement No. 143, *Accounting for Conditional Asset Retirement Obligations*. Interpretation No. 47 requires that any legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may not be within our control be recognized as a liability at the fair value of the conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. Statement No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. The fair value of the obligation can be reasonably estimated if (a) it is evident that the fair value of the obligation is embodied in the acquisition of an asset, (b) an active market exists for the transfer of the obligation or, (c) sufficient information is available to reasonably estimate (1) the settlement date or the range of settlement dates, (2) the method of settlement or potential methods of settlement and, (3) the probabilities associated with the range of potential settlement dates and potential settlement methods. The Company has not recorded any conditional retirement obligations because there is no current active market in which the obligations could be transferred and we do not have sufficient information to reasonably estimate the range of settlement dates and their related probabilities.

New Accounting Standards

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. Statement No. 157 provides a definition of and measurement methods for fair value to be used consistently when other accounting standards require fair value measurement and requires expanded disclosure in annual and interim financial statements about fair value measurements. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is to be applied by the Company prospectively to future fair value measurements. The Company is not able to estimate the effect that Statement No. 157 will have on its future financial statements.

($ in millions, except per share and per unit amounts)

In September 2006, the FASB also issued Statement No. 158, *Employer's Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).* Statement No. 158 requires defined benefit plans to (1) recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation — in the statement of financial position; (2) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not required to be recognized as components of net periodic benefit cost in the income statement; (3) measure defined benefit plan assets and obligations as of the date of the year-end statement of financial position; and (4) disclose additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credits, and transition asset or obligation. Statement No. 158 was adopted by for the Company as of December 31, 2006, except the requirement to measure plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, which is effective for the Company as of January 1, 2008. The Company expects the effect of adopting the requirement to measure plan assets and obligations as of the date of the fiscal year-end statement of financial position to be a reduction of approximately $0.1 in the January 1, 2008 balance of retained earnings.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* Statement No. 159 permits companies an option to measure certain financial assets and financial liabilities at appropriate election dates with unrealized gains and losses on such assets and liabilities being reported in earnings. Statement No. 159 is effective for Company's 2008 calendar year. The Company does not expect to elect such option.

In November 2007, the FASB issued Statement No. 141 (R), *Business Combinations*, and Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.* Statements No. 141 (R) and No. 160 substantially elevate the role played by fair value and change the way companies account for business combinations and noncontrolling interests (minority interests). Statements No. 141 (R) and No. 160 will require, among others, the following changes:

- More assets acquired and liabilities assumed to be measured at fair value as of the acquisition date.
- Liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period.
- An acquirer to expense acquisition-related costs (e.g., deal fees for attorneys, accountants, investment bankers).
- Noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity.

Both statements are required to be adopted prospectively in fiscal years beginning on or after December 15, 2008, except for accounting for certain income tax matters and noncontrolling interests.

3. Acquisitions

On April 5, 2007, the Company acquired the Gimpel business from Tyco Flow Control, a reporting unit of Tyco International, for approximately $8.1 including about $0.1 of acquisition costs. Gimpel products include a line of trip, trip throttle, and non-return valves to protect steam turbines and related equipment in industrial and marine applications and will be integrated into our steam new unit and aftermarket parts and services businesses.

The Acquisition cost was allocated to the fair value of the assets acquired as follows:

Inventories	$4.6
Property, plant and equipment , net	0.5
Amortizable intangible assets	3.0
Cash paid — net	$8.1

Gimpel operating results have been included in our consolidated financial results since April 5, 2007, and were not material to the results of operations for the year ended December 31, 2007. Pro forma financial information, assuming that Gimpel had been acquired at the beginning of each of the years ended December 31, 2007, 2006 and 2005, has not been presented because the effect on our results for those years were not considered material.

($ in millions, except per share and per unit amounts)

On September 8, 2005, the Company acquired from Tuthill Corporation certain assets of its Tuthill Energy Systems Division ("TES"). TES was an international manufacturer of single and multi-stage steam turbines and portable ventilators under the Coppus, Murray and Nadrowski brands which complement our steam turbine business. The cost of TES was approximately $54.6, including $0.9 of acquisition related costs and net of $4.0 cash acquired. We have allocated the cost based on estimates of the fair value of assets acquired and liabilities assumed as follows:

Accounts receivable	$12.5
Inventories	7.3
Prepaid expenses and other current assets	0.5
Total current assets	20.3
Property, plant and equipment , net	19.0
Amortizable intangible assets	19.6
Goodwill	7.1
Total assets acquired	66.0
Accounts payable and accruals	9.4
Other liabilities	2.0
Total liabilities assumed	11.4
Cash paid — net	$54.6

The above amount assigned to goodwill will be deductible in our consolidated U.S. income tax returns.

TES results have been included in our consolidated financial results since September 8, 2005, and were not material to the results of operations for the years ended December 31, 2007, 2006 or 2005.

Amortizable intangible assets and their initial weighted average lives for these acquisitions are as follows:

Customer relationships	$10.7	19 years
Trade names	5.8	38 years
Technology	4.6	25 years
Backlog	1.5	1 year
Totals	$22.6	

In July 2005, we purchased the remaining 50% of our Multiphase Power and Processing Technologies (MppT) joint venture for a payment of $0.2 and an agreement to pay $0.3 on April 1, 2006, and $0.4 on April 1, 2007. The net present value of the total consideration was $0.9, bringing our total investment in MppT to $2.9 at the date of the purchase. MppT owns patents and technology for inline, compact, gas-liquid scrubbers. MppT's results have been included in our consolidated results since the acquisition and were not material to our results of operations for the years ended December 31, 2007, 2006 or 2005.

4. Sale of common stock

On August 10, 2005, we completed our initial public selling of 31,050,000 shares of common stock for net proceeds of $608.9. On September 12, 2005, we used $55.0 of the net proceeds to redeem $50.0 face value amount of our 7⅜% senior subordinated notes due 2014 and to pay the applicable redemption premium of $3.7 and accrued interest of $1.3 to the redemption date. Our Board of Directors approved the payment of a dividend on August 11, 2005, of the remaining net proceeds, excluding certain related issuance costs, of $557.7 ($10.26 per share) to our stockholders existing immediately prior to the offering, consisting of affiliates of First Reserve Corporation and certain members of senior management.

5. Earnings per Share

We calculate basic income per share of common stock by dividing net income by the weighted-average number of common shares outstanding for the period. We exclude non-vested shares of common stock issued in connection with our stock compensation plan from the calculation of the weighted-average common shares outstanding — basic until those shares vest. The calculation of income per share of common stock-diluted reflects the potential dilution under the treasury stock method that would occur if options issued under our stock compensation plan are exercised and the effect of the exercise would be dilutive and any dilutive effect of non-vested shares of common stock issued. Following is a reconciliation of net income and weighted-average common shares outstanding for purposes of calculating basic and diluted income per share:

	Years Ended December 31,		
	2007	2006	2005
	(Shares in thousands)		
Net income	$ 106.7	$ 78.8	$ 37.1
Weighted -average common shares outstanding:			
Basic	85,470	85,453	66,547
Dilutive effect of stock compensation awards	116	*	*
Diluted	85,586	85,453	66,547
Income per share of common stock — basic and diluted:	$ 1.25	$ 0.92	$ 0.56

* *Anti-dilutive*

6. Inventories

Inventories were as follows:

	December 31,	
	2007	2006
Raw materials and supplies	$ 123.9	$ 112.7
Work-in-process and finished goods	330.2	210.0
	454.1	322.7
Less:		
Progress payments	(188.8)	(139.7)
Total	$ 265.3	$ 183.0

Progress payments represent payments from customers based on milestone completion schedules. Any payments received in excess of inventory investment are classified as "Customer Advance Payments" in the current liabilities section of the balance sheet.

($ in millions, except per share and per unit amounts)

7. Property, Plant and Equipment

Property, plant and equipment were as follows:

	December 31, 2007	December 31, 2006
Cost:		
Land	$ 9.6	$ 10.2
Buildings and improvements	80.4	74.1
Machinery and equipment	215.4	195.7
	305.4	280.0
Less: Accumulated depreciation	(88.7)	(56.9)
Property plant and equipment, net	$216.7	$223.1

Depreciation expense was $32.1 for the year ended December 31, 2007, $31.1 for 2006 and $24.7 for 2005.

8. Intangible Assets and Goodwill

The following table sets forth the weighted average useful life, gross amount and accumulated amortization of intangible assets:

	December 31, 2007		Weighted Average Useful Lives	December 31, 2006	
	Cost	Accumulated Amortization		Cost	Accumulated Amortization
Trade names	$ 88.7	$ 6.9	40 years	$ 87.6	$ 4.6
Customer relationships	246.9	20.2	39 years	237.5	13.0
Software	30.6	9.7	10 years	30.5	6.6
Existing technology	127.1	16.5	25 years	126.6	11.1
Order backlog	—	—	19 months	26.3	26.3
Non-compete agreement	—	—	2 years	4.4	4.4
Total amortizable intangible assets	$493.3	$53.3		$512.9	$66.0

Intangible asset amortization expense was $17.2 for the year ended December 31, 2007, $19.3 for 2006 and $36.7 2005. Intangible asset amortization expense is expected to be $17.1 for each year from 2008 through 2012.

The following table represents the changes in goodwill:

	December 31, 2007	December 31, 2006
Beginning balance	$410.5	$393.3
Dispositions/Adjustments	—	(11.7)
TES acquisition	—	1.2
Foreign currency adjustments	37.0	27.7
Ending balance	$447.5	$410.5

The TES goodwill was revised during 2006 from the amounts originally estimated in 2005 after all required information was obtained to properly assign fair values to assets acquired and liabilities assumed.

($ in millions, except per share and per unit amounts)

9. Accounts Payable and Accruals

Accounts payable and accruals were as follows:

	December 31, 2007	December 31, 2006
Accounts payable	$204.8	$158.4
Accruals:		
Payroll and benefits	47.3	34.9
Warranties	28.5	23.4
Taxes other than income	19.2	25.1
Third party commissions	14.5	12.0
Interest	6.6	6.9
Insurance and claims	6.4	8.5
Legal, audit and consulting	4.7	7.8
Pension and postretirement benefits	2.8	5.4
Other	23.6	21.3
Total accounts payable and accruals	$358.4	$303.7

10. Income Taxes

Income before income taxes was generated within the following jurisdictions:

	Years Ended December 31, 2007	2006	2005
United States	$ 78.6	$ 47.1	$ 4.9
Foreign	89.0	90.2	47.7
Total	$167.6	$137.3	$52.6

The provision for income taxes was as follows:

	Years Ended December 31, 2007	2006	2005
Current tax expense			
United States	$27.0	$12.8	$ —
Foreign	35.6	31.6	17.7
Total current	62.6	44.4	17.7
Deferred tax expense (benefit)			
United States	1.6	11.8	2.1
Foreign	(3.3)	2.3	(4.3)
Total deferred	(1.7)	14.1	(2.2)
Total provision for income taxes	$60.9	$58.5	$15.5

($ in millions, except per share and per unit amounts)

The provision for income taxes differs from the amount determined by applying the U.S. statutory income tax rate to income before income taxes as a result of the following differences:

	Years Ended December 31,		
	2007	2006	2005
U.S. Statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:			
Foreign operations	0.3%	0.2%	0.8%
State and local income taxes, net of U.S. tax	1.2%	1.6%	0.6%
Valuation allowances	0.2%	1.5%	(1.8)%
Export and manufacturing deductions	(1.0)%	(1.9)%	(7.7)%
Stock-based compensation	0.8%	6.3%	2.6%
Other	(0.2)%	(0.1)%	(0.1)%
Effective tax rate	36.3%	42.6%	29.4%

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. As a result of the implementation of Interpretation No. 48, the Company recognized approximately $0.1 as an increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

Balance at January 1, 2007	$ 2.1
Additions based on tax positions related to the current year	0.2
Settlements	(0.2)
Foreign currency adjustments	0.1
Balance at December 31, 2007	$ 2.2

Included in the balance at December 31, 2007, is $0.3 of unrecognized tax benefits that, if recognized, would not affect the annual effective tax rate due to indemnification by our former parent company, Ingersoll-Rand. These amounts are not expected to increase or decrease significantly during 2008. The Company's policy is to recognize accrued interest on estimated future required tax payments on unrecognized tax benefits as interest expense and any estimated tax penalties as operating expenses. Such amounts accrued at December 31, 2007 were not significant. Tax years that remain subject to examination by major tax jurisdiction follow:

Jurisdiction	Open Years
Brazil	2002 - 2006
Canada	2003 - 2006
France	2004 - 2006
Germany	2003 - 2006
India	2000 - 2006
Italy	2002 - 2006
Malaysia	2000 - 2006
Netherlands	2004 - 2006
Norway	2004 - 2006
United Kingdom	2004 - 2006
United States	2004 - 2006
Venezuela	2003 - 2006

Any material tax amounts due from examination of tax years prior to October 2004 are subject to indemnification under an agreement with our former owner, Ingersoll Rand.

($ in millions, except per share and per unit amounts)

A summary of the temporary differences that create the deferred tax accounts follows:

	December 31, 2007	December 31, 2006
Deferred tax liabilities		
Depreciation and amortization	$ 63.7	$ 51.3
Deferred tax (assets)		
Inventories	(6.8)	(6.4)
Other accrued expenses	(5.3)	(2.1)
Tax net operating loss carryforwards	(7.4)	(6.3)
Pension and employee benefits	(20.6)	(28.1)
Total deferred tax (assets)	(40.1)	(42.9)
Valuation allowances	5.5	4.3
Net deferred tax (assets)	(34.6)	(38.6)
Total net deferred tax liabilities	$ 29.1	$ 12.7
Presented in the balance sheet as:		
Current deferred tax (assets)	$(19.3)	$(13.9)
Non-current deferred tax liabilities	48.4	26.6
Total net deferred tax liabilities	$ 29.1	$ 12.7

As of December 31, 2007, net operating loss carryforwards (NOLs) of approximately $23.2 were available to offset future taxable income in certain foreign subsidiaries. If not utilized, a portion of the foreign NOLs will begin to expire in 2013. Valuation allowances as of December 31, 2007 and December 31, 2006, of $5.5 and $4.3, respectively, have been recorded for NOLs and certain other deferred tax assets, for which it is more likely than not that the tax benefit will not be realized.

For income tax purposes, the Acquisition was an asset purchase in the United States and a stock purchase outside the United States. The purchase price was allocated among the entities acquired based on estimated fair values. Deferred taxes were recorded to reflect the difference between the purchase price allocation to the foreign reporting entities' assets and liabilities and their underlying tax basis. Operating loss carryforwards and other acquired tax benefits for which a valuation allowance was established at the acquisition date reduce goodwill in the period subsequently recognized. The reduction in goodwill related to the recognition of such tax benefits was $11.7 for the year ended December 31, 2006 and $2.0 for 2005. There was $2.0 of valuation allowances remaining at December 31, 2007 that was initially recorded at the Acquisition.

As a result of the Acquisition, all previously undistributed foreign earnings up to the sale date were deemed distributed to Ingersoll Rand. Subsequent to the Acquisition, management has decided to continue to permanently reinvest the earnings of its foreign subsidiaries with the exception of our Cayman Island sales entity. Therefore, no provision for U.S. income tax has been provided on those permanently reinvested earnings. If any permanently reinvested earnings were repatriated to the U.S., in the form of dividends or otherwise, those earnings would be subject to both U.S. income tax (subject to an adjustment for foreign tax credits) and possible withholding tax payable to the applicable foreign country. As of December 31, 2007, accumulated undistributed foreign earnings amounted to $157.7.

Management believes that it has provided adequate estimated liabilities for taxes based on the allocation of the purchase price and its understanding of the tax laws and regulations in those countries. We operate in numerous countries and tax jurisdictions around the world and no tax authority has audited any income tax return of any significance since the Acquisition. Accordingly, we could be exposed to additional income and other taxes.

($ in millions, except per share and per unit amounts)

11. Long-Term Debt

Senior Secured Credit Facility

On August 30, 2007, the Company and certain of its foreign subsidiaries entered into an Amended and Restated Senior Secured Credit Facility with the syndicate of lenders (the "Senior Secured Credit Facility"). The obligations of the Company under the Senior Secured Credit Facility are collateralized by mortgages on certain real and other property and have been guaranteed by the direct material domestic subsidiaries of the Company. The obligations of each foreign subsidiary borrower under the Senior Secured Credit Facility have been guaranteed by the Company, the direct material subsidiaries of such foreign subsidiary borrower and the direct material domestic subsidiaries of the Company.

The Senior Secured Credit Facility is a $500.0 million revolving credit facility. Any principal amount outstanding under the revolving credit facility is due and payable in full at maturity on August 30, 2012. There were no borrowings outstanding and the Company had issued $227.0 million of letters of credit under the revolving credit facility at December 31, 2007.

Dollar-denominated revolving borrowings under the Senior Secured Credit Facility bear interest, at the Company's election, at either (a) a rate equal to an applicable margin ranging from 1.25% to 2.5%, depending on the Company's leverage ratio, plus a LIBOR rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to such borrowing adjusted for certain additional costs or (b) a rate equal to an applicable margin ranging from 0.25% to 1.5%, depending on the Company's leverage ratio plus a base rate determined by reference to the highest of (1) the rate that the administrative agent announces from time to time as its prime or base commercial lending rate, (2) the three month certificate of deposit rate plus ½ of 1% and (3) the federal funds rate plus ½ of 1%. Euro-denominated revolving borrowings under the Senior Secured Credit Facility bear interest at a rate equal to the applicable margin ranging from 1.25% to 2.5%, depending on the Company's leverage ratio, plus a EURIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowings for the interest period relevant to such borrowings adjusted for certain additional costs.

In addition to paying interest on outstanding principal under the Senior Secured Credit Facility, the Company is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments at a rate ranging from 0.25% to 0.375% per annum depending on the Company's leverage ratio. The Company will also pay letter of credit fees equal to the applicable margin then in effect with respect to LIBOR loans under the revolving credit facility on the face amount of each such letter of credit.

In general, the Senior Secured Credit Facility requires that certain net proceeds related to asset sales, incurrence of additional debt, casualty settlements, condemnation awards and certain excess cash flow be used to pay down the outstanding balance. The Company may voluntarily prepay outstanding loans under the Senior Secured Credit Facility at any time without premium or penalty, other than customary brokerage costs. The Senior Secured Credit Facility contains normal and customary covenants including the provision of periodic financial information, financial tests, (including maximum net leverage and a minimum interest coverage ratio) and certain other limitations governing, among others, such matters as Company's ability to incur additional debt, grant liens on assets, make investments, acquisitions or mergers, dispose of assets, make capital expenditures, engage in transactions with affiliates, make amendments to corporate documents that would be materially adverse to lenders, and pay dividends and distributions or repurchase capital stock. The Senior Secured Credit Facility also provides for customary events of default.

Senior Subordinated Notes

The Senior Subordinated Notes mature on November 1, 2014, and bear interest at a rate of 7⅜% per annum, which is payable semi-annually in arrears on May 1 and November 1 of each year. The Company may redeem any of the notes beginning on November 1, 2009, at a redemption price of 103.688% of their principal amount, plus accrued interest. The redemption price will decline each year after 2009 and will be 100% of their principal amount, plus accrued interest, beginning on November 1, 2012. The Company may also redeem any of the notes at any time prior to November 1, 2009, at a redemption price equal to 100% of the principal amount of notes to be redeemed, plus a premium (based on a formula set forth in the indenture governing the notes) and accrued interest.

($ in millions, except per share and per unit amounts)

The Senior Subordinated Notes are general unsecured obligations and are guaranteed on a senior subordinated basis by the Company's direct material domestic subsidiaries and rank secondary to the Company's Senior Secured Credit Facility. The Senior Subordinated Notes contain customary covenants including certain limitations and restrictions on the Company's ability to incur additional indebtedness, create liens, pay dividends and make distributions in respect of capital stock, redeem capital stock, make investments or certain other restricted payments, sell assets, issue or sell stock of restricted subsidiaries, enter into transactions with affiliates and effect consolidations or mergers.

Currently, the more restrictive covenant under the senior secured credit facility and the indenture governing the senior subordinated notes allows dividends to be paid in any calendar year only to the extent of 5% of proceeds from public offerings of the Company's common stock. The Company may also repurchase and redeem its common stock in an aggregate amount not to exceed fifty percent of net income of the preceding year. During 2008, any such dividend payments are limited to approximately $30.0 and repurchases and redemptions of common stock are limited to approximately $53.0.

Long-term debt consisted of the following:

	December 31,	
	2007	2006
Senior subordinated notes	$370.0	$370.0
Senior secured credit facility	—	135.6
Other debt	0.5	0.1
Total debt	370.5	505.7
Less: current maturity	(0.2)	(0.1)
Total long-term debt	$370.3	$505.6

At December 31, 2007, the Company's total long-term debt principal maturities were $0.2 in 2008, $0.3 in 2009 and $370.0 in 2014.

12. Pension Plans

The U.S. defined benefit plan covering salaried and non-union hourly employees was frozen effective March 31, 1998. The plan was replaced with a defined contribution plan. The benefits for certain bargaining unit employees included in the defined benefit plan were not frozen. The Company's U.S. salaried plans generally provide benefits based on a final average earnings formula. The Company's U.S. hourly pension plans provide benefits under flat formulas. Non-U.S. plans provide benefits based on earnings and years of service. Most of the non-U.S. plans require employee contributions based on the employee's earnings.

($ in millions, except per share and per unit amounts)

Information regarding our pension plans follows:

	December 31, 2007	December 31, 2006
Change in projected benefit obligations		
Benefit obligation at beginning of the period	$351.0	$326.8
Service cost	6.9	6.2
Interest cost	18.6	17.5
Employee contributions	0.3	0.2
Expenses paid	(0.6)	(0.9)
Actuarial (gain) loss	(15.8)	3.0
Plan amendments	0.2	0.5
Benefits paid	(17.0)	(15.2)
Foreign currency adjustments	7.0	12.9
Benefit obligation at end of the period	$350.6	$351.0
Change in plan assets		
Fair value at beginning of the period	$284.1	$252.9
Actual return on assets	22.4	26.8
Company contributions	5.7	10.9
Employee contributions	0.3	0.2
Expenses paid	(0.6)	(0.9)
Benefits paid	(17.0)	(15.2)
Foreign currency adjustments	3.8	9.4
Fair value of assets at end of the period	$298.7	$284.1
Funded status		
Unfunded benefit obligation	$ 51.9	$ 66.9
Contributions after measurement date	(0.5)	(0.2)
Balance sheet liability	$ 51.4	$ 66.7
Amounts recognized in the balance sheet consist of:		
Current liabilities	$ 1.8	$ 4.4
Noncurrent liabilities	49.6	62.3
Total	$ 51.4	$ 66.7
Amounts recognized in accumulated other comprehensive (income) loss consists of:		
Net actuarial (gain) loss	$ (4.9)	$ 10.9
Prior service cost	0.7	0.5
Total	$ (4.2)	$ 11.4

The net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost over the next fiscal year is estimated to be $0.4 expense.

($ in millions, except per share and per unit amounts)

	December 31,	
	2007	2006
Weighted-average assumptions used for benefit obligations		
Discount rate		
U.S. plans	6.10%	5.60%
Non-U.S. plans	5.82%	4.94%
Rate of compensation increase		
U.S. plans	N/A	N/A
Non-U.S. plans	4.27%	3.88%

The components of the net periodic pension cost and amounts recognized in other comprehensive (income) loss include the following:

	Years Ended December 31,		
	2007	2006	2005
Net periodic pension cost			
Service cost	$ 6.9	$ 6.2	$ 5.1
Interest cost	18.6	17.5	17.1
Expected return on plan assets	(21.9)	(20.1)	(19.4)
Amortization of net losses	—	0.1	—
Net periodic benefit cost	3.6	3.7	2.8
Amounts recognized in other comprehensive (income) loss			
Net actuarial (gain) loss	(15.8)	1.6	7.8
Prior service cost	0.2	0.5	—
Amortization of net losses	—	(0.1)	—
Total recognized in other comprehensive (income) loss	(15.6)	2.0	7.8
Total recognized	$ (12.0)	$ 5.7	$ 10.6
Weighted-average assumptions used for net periodic pension cost			
Discount rate			
U.S. plans	5.60%	5.65%	5.75%
Non-U.S. plans	4.94%	4.89%	5.31%
Rate of compensation increase U.S. plans	N/A	N/A	N/A
Non-U.S. plans	3.88%	3.66%	3.75%
Expected return on plan assets U.S. plans	8.50%	8.50%	8.50%
Non-U.S. plans	6.87%	6.48%	7.09%

The Company develops the assumed discount rate using available high quality bonds with maturities that approximately match the forecasted cash flow requirements of the pension plan.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31,	
	2007	2006
Projected Benefit Obligation	$261.3	$349.9
Accumulated Benefit Obligation	253.5	333.2
Fair Value of Plan Assets	217.1	283.4

The Company uses an annual measurement date of November 30 for all material pension plans for the years presented. The expected long-term rates of return on plan assets are determined as of the measurement date. The

($ in millions, except per share and per unit amounts)

expected long-term rates of return are projected to be the rates of return to be earned over the period until the benefits are paid. Accordingly, the long-term rates of return should reflect the rates of return on present investments, expected contributions to be received during the current year and on reinvestments over the period. The rates of return utilized reflect the expected rates of return during the periods for which the payment of benefits is deferred. The expected long-term rate of return on plan assets used is based on what is realistically achievable based on the types of assets held by the plans and the plans' investment policy. Historical asset return trends for the larger plans are reviewed over fifteen, ten and five years. The actual rate of return for plan assets over the last ten and fifteen-year periods have exceeded the expected rate of return used. The Company reviews each plan and its historical returns and asset allocations determine the appropriate expected long-term rate of return on plan assets to be used.

The weighted average asset allocations of the Company's pension plans by asset category are as follows:

	December 31, 2007	December 31, 2006
Asset Category*		
Equity securities	60%	60%
Debt securities	34%	34%
Other	6%	6%
Total	100%	100%

* Reflects weighted average percentage allocations of U.S. and non-U.S. plans.

The Company's investment objectives in managing its defined benefit plan assets are to provide reasonable assurance that present and future benefit obligations to all participants and beneficiaries are met as they become due; to provide a total return that, over the long-term, maximizes the ratio of the plan assets to liabilities, while minimizing the present value of required Company contributions at the appropriate levels of risk; and to meet any statutory requirements, laws and local regulatory agencies' requirements. Key investment decisions involving asset allocations, investment manager structure, investment managers, investment advisors and trustees or custodians are reviewed regularly. An asset liability modeling study is used as the basis for global asset allocation decisions and updated approximately every five years or as required. The Company's current strategic global asset allocation for its pension plans is 60% in equity securities and 40% in debt securities and cash. The Company sets upper limits and lower limits of plus or minus 5%. The rebalancing strategy is reviewed quarterly if cash flows are not sufficient to rebalance the plans and appropriate action is taken to bring the plans within the strategic allocation ranges.

The Company's policy is to contribute the minimum required amount, as defined by law, and additional discretionary amounts up to the limitations imposed by the applicable tax codes. The Company currently projects that it will contribute approximately $5.7 to its funded plans worldwide in 2008. Most of the non-U.S. plans require employee contributions based on the employees' earnings.

Pension benefit payments, which reflect future service, as appropriate, are expected to be paid as follows: $17.4 in 2008, $17.5 in 2009, $18.7 in 2010, $19.5 in 2011, $20.3 in 2012 and $114.8 for the years 2013 to 2017.

Defined Contribution Plans

Most of the Company's U.S. employees are covered by savings and other defined contribution plans. Employer contributions and costs are determined based on criteria specific to the individual plans and were $12.1 for the year ended December 31, 2007, $11.0 for 2006, and $10.6 for 2005. The Company's costs relating to non-U.S. defined contribution plans, insured plans and other non-U.S. benefit plans were approximately $0.8 for the year ended December 31, 2007, $0.7 million for 2006, and $0.7 for 2005.

13. Post-retirement Benefits other than Pensions

The Company sponsors post-retirement plans that cover certain eligible U.S. employees that provide for certain healthcare and life insurance benefits. Post-retirement health plans generally are contributory and the amounts are adjusted annually. An eligible retiree's healthcare benefit coverage is coordinated with Medicare. The Company funds the post-retirement benefit costs principally on a pay-as-you-go basis. Post-retirement life insurance plans are non-

($ in millions, except per share and per unit amounts)

contributory. In 1997, post-retirement benefit plans for salaried and non-union hourly employees eliminated medical and life benefit coverage for all future retirees except for grandfathered employees.

On August 3, 2007, the represented employees at our Painted Post, New York facility imposed a work stoppage at the conclusion the then existing labor agreement. On November 29, 2007, the Company declared impasse in relation to its attempts to negotiate a new labor agreement. As a result, the Company implemented the terms of its last offer and the represented employees agreed to return to work unconditionally. These terms included elimination of future retiree healthcare benefits for active represented employees covered by the terms who did not meet certain criteria on August 1, 2007. Because all the remaining participants in the plan were fully eligible for retiree healthcare on that date, the resulting curtailment amendment reduction of $18.6 in the accumulated benefit obligation is expected to be amortized over 36 months, the normal contract term for the represented employees at Painted Post. On December 21, 2007, Region 3 of National Labor Relations Board (NLRB) notified the Company that the work stoppage will be deemed an economic strike, not an unfair labor practice strike as originally alleged by the represented employees. The represented employees have the right to appeal the Region 3 decision to NLRB and pursue the matter in the Courts.

On January 23, 2006, a new labor agreement was ratified by the represented employees at our Wellsville, New York facility. That new agreement eliminated future retiree health benefits for active represented employees covered by the agreement who did not meet certain criteria on January 1, 2006. The resulting $11.8 net curtailment amendment reduction in accumulated benefit obligation was recorded in 2006. The period to full eligibility for those remaining plan participants who were not fully eligible on that date was less than one year.

Summary information on the Company's plans was as follows:

	December 31, 2007	December 31, 2006
Change in benefit obligations		
Benefit obligation at beginning of the period	$ 50.0	$ 54.9
Service cost	1.4	1.7
Interest cost	2.4	2.4
Actuarial losses	2.5	5.3
Benefits paid	(0.1)	(0.1)
Plan amendments	(8.2)	0.1
Curtailment amendments	(18.6)	(14.3)
Unfunded benefit obligation at end of the period and balance sheet liability	$ 29.4	$ 50.0
Amounts recognized in the balance sheet:		
Current liabilities	$ 0.4	$ 0.2
Noncurrent liabilities	29.0	49.8
Total	$ 29.4	$ 50.0
Amounts recognized in accumulated other comprehensive (income) loss:		
Net loss	$ 7.7	$ 5.3
Net prior service (credit) cost	(26.0)	0.1
Total	$(18.3)	$ 5.4

The net loss and prior service (credit) cost for the post-retirement benefit plans other than pensions that will be amortized from Accumulated Other Comprehensive Income into net periodic post-retirement benefit cost during 2008 is estimated to be $(6.0).

Benefit payments for post-retirement benefits, which reflect future service and are net of expected Medicare Part D subsidy, as appropriate, are expected to be paid as follows: $0.4 million in 2008, $0.7 million in 2009, $1.0 million in 2010, $1.1 million in 2011, $1.4 million in 2012 and $12.2 million for the years 2013 to 2017. As a result of the Medicare Part D subsidy, we expect our 2013 to 2017 retiree medical benefit payments to be approximately $0.5 million lower than they otherwise would have been as a result of the Medicare Act.

($ in millions, except per share and per unit amounts)

The Company uses an annual measurement date of November 30 for all of its post-retirement benefit plans for all years presented.

The components of the net periodic post-retirement benefit cost and amounts recognized in other comprehensive (income) loss were as follows:

	Years Ended December 31,		
	2007	2006	2005
Net periodic post-retirement benefits (income) cost			
Service cost	$ 1.4	$ 1.7	$2.0
Interest cost	2.4	2.4	2.7
Amortization of			
Net prior service (credit)	(0.7)	—	—
Net loss	0.1	—	—
Curtailment amendment	—	(11.8)	—
Total periodic post-retirement benefits cost (income)	3.2	(7.7)	4.7
Amounts recognized as other comprehensive (income) loss			
Net actuarial loss	2.5	5.3	—
Curtailment amendment	(18.6)	—	—
Plan amendments	(8.2)	0.1	—
Amortization of prior service credit and net loss	0.6	—	—
Total recognized in comprehensive (income) loss	(23.7)	5.4	—
Total recognized	$(20.5)	$ (2.3)	$4.7

	Years Ended December 31,		
	2007	2006	2005
Weighted-average discount rate assumption used to determine			
Benefit obligations at end of period	6.20%	5.70%	5.80%
Net periodic benefit cost for the year ended December 31	5.70%	5.80%	5.75%
Assumed health care cost trend rates			
Current year trend rate	10.00%	10.00%	10.00%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate			
Benefit obligations at end of period	2013	2012	2011
Net periodic benefit cost for the year	2012	2011	2010

The Company selects the assumed discount rate using available high quality bonds with maturities that match the forecasted cash flow of the plan.

A 1% change in the medical trend rate assumed for post-retirement benefits would have the following effects as of and for the year ended December 31, 2007:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$0.8	$(0.8)
Effect on postretirement benfit obligations	5.1	(3.2)

14. Financial Instruments

The Company maintains significant operations in countries other than the United States. As a result of these global activities, the Company is exposed to changes in foreign currency exchange rates that affect the results of operations, cash flows and financial condition. The Company manages exposure to changes in foreign currency exchange rates through normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the Company utilizes are forward exchange contracts. At December 31, 2007 and 2006, all forward exchange contracts were recorded in the balance sheet at estimated fair value with the net change in fair value recorded in the statement of income.

The carrying value of cash, accounts receivable, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The carrying value of debt obligations at fair value as of December 31, 2007, was approximately $370.5.

15. Commitments and Contingencies (€ in millions)

Dresser-Rand (UK) Limited, one of our wholly-owned indirect subsidiaries, was involved in litigation initiated on June 1, 2004, in the High Court of Justice, Queens Bench Division, Technology and Construction Court in London, England, (the Court) with Maersk Oil UK Limited over alleged defects in performance of certain compressor equipment sold by Dresser-Rand (UK) Limited in 1998. The claimant sought damages of approximately $16.0. Witness testimony concluded in December 2006 and a decision was issued at the end of March 2007. In that decision, the Court awarded Maersk approximately $3.5 or $0.3 in excess of amounts the Company previously recorded as an accrued liability for this litigation, including $1.1 recorded as operating expense during 2006. In addition, the award exceeded the amount previously offered by Maersk to settle the litigation. As a result, under U.K. laws, Maersk requested reimbursement of certain costs of $4.5 plus interest thereon and interest on the award. The Company reached full and final settlement of all costs and interests with Maersk Oil UK Limited during 2007. The settlement resulted in additional charges being recorded during 2007 related to resolving this litigation of $6.6, of which $4.4 was recorded as operating expense and $2.2 was recorded as interest expense.

We are involved in various litigation, claims and administrative proceedings, arising in the normal course of business. Amounts recorded for identified contingent liabilities are estimates, which are regularly reviewed and adjusted to reflect additional information when it becomes available. We are indemnified by Ingersoll Rand for certain of these matters under the Equity Purchase Agreement. Subject to the uncertainties inherent in estimating future costs for contingent liabilities and the benefit of the indemnity from Ingersoll Rand, management believes that any future adjustments to recorded amounts, with respect to these currently known contingencies, would not have a material effect on the financial condition, results of operations, liquidity or cash flows of the Company.

The Equity Purchase Agreement provides that, with the exception of non-Superfund off-site liabilities and non-asbestos environmental tort claims which had a three year limit for a claim to be filed, Ingersoll Rand, our previous owner, will remain responsible without time limitations for known environmental conditions as of the closing date that meet certain requirements set forth in the Equity Purchase Agreement.

On December 28, 2007, the Company closed a lease transaction including a committed line of credit of up to €23 (approximately $33) that will be used to fund construction of a new compressor testing facility (the "Facility") in close proximity to the Company's operation in France. The Company will lease the Facility after construction and is required to pay rent during the initial base term of the lease in an amount equal to the aggregate amount of interest payable by the lessor on the outstanding principal amount of the debt incurred by the lessor. Interest is generally determined by reference to the EURIBOR Rate plus an applicable margin of between 125 and 250 basis points.

The initial base term of the lease expires 61 months after the Facility is constructed. At maturity, the Company may either terminate or, subject to the mutual agreement, extend the lease. The Company may purchase the Facility at any time for the amount of the lessor's debt outstanding, including upon maturity of the lease. If the lease is terminated, the Company has guaranteed that the lessor will receive at least 80% of the cost of the Facility upon the sale of the Facility. The Company anticipates that the lease will mature in 2014. The operating lease contains representations, warranties and covenants typical of such leases.

Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense relating to these leases was approximately $16.5, $12.9 and $8.1 for the years ended December 31, 2007, 2006 and 2005, respectively. Minimum lease payments required under non-cancelable operating leases at December 31, 2007, with terms in excess of one year for the next five years and thereafter are as follows: $10.4 in 2008, $8.6 in 2009, $7.2 in 2010, $5.8 in 2011, $5.3 in 2012, $13.2 in 2013 and thereafter.

($ in millions, except per share and per unit amounts)

16. Warranties

We maintain a product warranty liability that represents estimated future claims for equipment, parts and services covered during a warranty period. A warranty accrual is provided for at the time of revenue recognition based on historical experience and is adjusted as required.

The following table represents the changes in the product warranty accrued liability:

	Years Ended December 31,		
	2007	2006	2005
Beginning balance	$ 23.4	$ 21.5	$ 21.1
Provision for warranties issued during period	18.9	17.2	13.5
Adjustments to warranties issued in prior periods	2.6	(0.4)	1.7
Payments during period	(17.9)	(16.5)	(13.1)
Foreign currency adjustments	1.5	1.6	(1.7)
Ending balance	$ 28.5	$ 23.4	$ 21.5

17. Incentive Stock-Based Compensation Plans

In 2005, our Board of Directors approved the Dresser-Rand Group Inc. 2005 Stock Incentive Plan under which stock based compensation in the form of shares, share units, options or stock appreciation rights may be awarded. Expense for grants to employees under the plan for 2007 was $4.3, $1.0 for 2006 and $0.1 for 2005. At December 31, 2007, 2,482,000 shares were available for future grants and total unrecognized deferred stock compensation expected to be recognized over the remaining weighted average vesting periods of 3.3 years for outstanding employee grants was $17.8. The Company currently expects to issue new shares upon exercise of options.

The following table summarizes option and stock appreciation right activity during 2007, 2006 and 2005:

	Shares	Weighted-Average Grant Price
Balance, December 31, 2004	—	—
Granted	107,463	$21.00
Balance, December 31, 2005	107,463	21.00
Granted	298,900	24.91
Forfeited	(4,750)	25.10
Balance, December 31, 2006	401,613	23.86
Granted	814,046	26.26
Excercised	(15,982)	25.15
Forfeited	(102,618)	25.42
Balance, December 31, 2007	1,097,059	$25.47
Excerisable December 31, 2005	—	—
Excerisable December 31, 2006	83,284	$21.00
Excerisable December 31, 2007	139,184	$22.34

The weighted — average grant date fair value of options and stock appreciation rights granted to employees during the year ended December 31, 2007, 2006 and 2005, was $10.74, $10.16, and $6.27, respectively. The total intrinsic value of options exercised during the year ended December 31, 2007 was approximately $0.2. The total intrinsic value of options and stock appreciation rights outstanding at December 31, 2007 was approximately $14.9.

The options and stock appreciation rights granted have a 10 year contract term. Those granted in 2007 and 2006 vest ratably over a four or five-year period. Those granted in 2005 either vest ratably over a four-year period or upon achievement of the same conditions that vest the exit units mentioned below.

($ in millions, except per share and per unit amounts)

The Company estimates the fair value of stock options and stock appreciation rights using a Black-Scholes option valuation model, consistent with the provisions of Statement No. 123(R) and *SEC Staff Accounting Bulletin No. 107*. Key inputs and assumptions used to estimate the fair value of stock options and stock appreciation rights include the grant price of the award, the expected option term, volatility of the Company's stock, the risk-free rate and the Company's dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company. The following table presents the weighted-average grant date assumptions used to estimate the fair value of options and stock appreciation rights granted.

	2007	2006	2005
Option term (years)	5.7	6.0	4.0
Volatility	34.5%	32.7%	32.1%
Risk-free interest rate (zero coupon US Treasury note)	4.75%	4.65%	4.50%
Dividend yield	—	—	—

The option term is the number of years that the company estimates that options will be outstanding prior to exercise. Volatility is based on the estimated daily price changes of the Company's stock over the expected option term. Both of these estimates are based on similarly situated companies since the Company does not have sufficient actual experience on which to base such estimates.

The following table summarizes employee shares and share units activity during 2007, 2006 and 2005 and grant date fair values:

	Shares	Weighted-Average Grant Price
Nonvested at December 31, 2004	—	—
Granted	29,801	$21.00
Nonvested at December 31, 2005	29,801	21.00
Vested	(7,450)	21.00
Nonvested at December 31, 2006	22,351	21.00
Granted	426,570	26.06
Vested	(8,982)	21.77
Forfeited	(38,582)	25.50
Nonvested at December 31, 2007	401,357	$25.92

At December 31, 2007, the intrinsic value of the unvested shares was about $15.7.

The Company also grants shares and share units to Directors. Those granted in 2007 vest over three years. Those granted in 2006 and 2005 vested immediately or over four quarters. The total fair value of the 17,340 shares granted in 2007 at the grant dates was $0.5, the 7,421 shares and units granted in 2006 was $0.2 and the 1,585 shares and units granted in 2005 was less than $0.1. At December 31, 2007, the total intrinsic value of 17,340 unvested shares was $0.7.

The amended and restated limited liability company agreement of Holdings (the "Agreement") permitted the grant of the right to purchase common units to management members of the Company and the grant of service units and exit units (collectively referred to as "profit units"), consisting of one initial tranche of service units and five initial tranches of exit units to certain management members who own common units. In 2004, and in connection with the closing of the Acquisition in 2004, several of the Company's executives purchased common units in Dresser-Rand Holdings, LLC ("Holdings") for $4.33, the same amount paid for such common units by funds affiliated with First Reserve in connection with the Acquisition. Executives who purchased common units were also issued a total of 2,392,500 service units and five tranches of exit units totaling 5,582,500 exit units in Dresser-Rand Holdings, LLC, which permit them to share in appreciation in the value of the Company's shares. In May 2005, three new executives purchased 303,735 common units in Dresser-Rand Holdings, LLC at a price of $4.33 per share and were granted 300,000 service units and 700,000 exit units. The price per unit was below the market price resulting in a "cheap stock" charge to

($ in millions, except per share and per unit amounts)

expense at that time of $2.4 for the sale of the units. The Company accounted for the transactions between Holdings and the Company's executives in accordance with Statement No. 123(R), which required the Company to record expense for services paid by its stockholder for the benefit of the Company.

The service units were granted without any remuneration, were to vest over five years and had 10 year contractual terms. The fair value of each service unit was estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions described in the following table. Expected volatilities were based on historical volatilities of several comparable guideline companies in the oil and gas compressor and turbine manufacturing industries. The Company utilized First Reserve's historical experience to estimate the expected term within the valuation model. The risk-free interest rate was based on the rate currently available for zero coupon U.S. Government issues in effect at the time of the grants for the term equal to the expected life of the service units being valued.

	2005	2004
Expected volatility	36.2%	36.2%
Expected dividend yield	—	—
Expected average term (in years)	4.0	4.0
Risk-free interest rate	3.80%	3.18%

The estimated fair value of service units granted in 2005 and 2004 was $2.6 and $3.4, respectively. In early 2007, Holdings sold its remaining ownership in the Company and made the final distribution to the holders of profit units. Accordingly, since all amounts due the members of management under the profit unit arrangements had been distributed to them by Holdings and no future service was required by the members of management holding profit units to obtain value from the profit units, the remaining previously unrecognized fair value of the service units at that date was recognized as expense. The compensation expense for the service units arrangements was $3.7 for the year ended December 31, 2007, $1.2 for 2006, and $1.0 for 2005. No income tax benefit was recognized in the income statement for this stock-based compensation arrangement.

The exit units were granted in a series of five tranches. Exit units were eligible for vesting upon the occurrence of certain exit events, as defined in the Agreement, including (i) funds affiliated with First Reserve receiving an amount of cash in respect of their ownership interest in Holdings that exceeds specified multiples of the equity those funds have invested in the Company, or (ii) there is both (a) a change in control, certain terminations of employment, death or disability, and (b) the fair value of the common units at the time of such an event is such that were the common units converted to cash, funds affiliated with First Reserve would receive an amount of cash that exceeds specified multiples of the equity those funds have invested in the Company. Vested exit units convert to common units of Holdings. The Company recognizes a non-cash compensation expense and a credit to additional paid-in-capital for the fair value of the exit units determined at the grant date when the exit units vest.

The total fair value of the exit units was estimated to be $23.6 at the grant date defined under Statement No. 123(R) as "the date at which the employer and employee reach a mutual understanding of the key terms and conditions of a share-based payment award." Because of the complexities of the exit units and related issues, it was determined such "mutual understanding" occurred on June 28, 2005.

During 2006, Holdings sold shares of the Company's common stock that it owned for net proceeds to Holdings of approximately $1,000.0. As a result, all five tranches of exit units vested during 2006 and the Company recorded a non-cash compensation expense equal to the total fair value at the grant date of all five tranches of exit units of $23.6 during 2006. No income tax benefit was recognized in the income statement for this stock-based compensation arrangement.

18. Significant Customers and Concentration of Credit Risk

The Company supplies equipment and services to the oil and gas industry, which is comprised of a relatively small number of consumers. Within any given year, sales can vary greatly due to the large projects that might be underway with any given oil and gas producer. During the years ended December 31, 2007, 2006, and 2005, no one customer comprised more than 10% of the sales volume.

The Company has operations and or does business in various countries outside the United States. It is possible that political instability, foreign currency devaluations or other unanticipated adverse events could materially affect the operations of the Company.

($ in millions, except per share and per unit amounts)

19. Other Income (Expense)

Other income (expense) includes the following:

	Years Ended December 31,		
	2007	2006	2005
Foreign currency gains (losses)	$ 5.5	$8.9	$(2.2)
Gain on sale of investment	2.3	—	—
Other	(0.5)	—	(0.6)
Total other income (expense), net	$ 7.3	$8.9	$(2.8)

20. Other Operating Revenues

As part of the Acquisition, the Company acquired a royalty agreement with Volvo Aero Corporation ("Volvo"). Volvo was required to pay royalties to the Company based on revenues Volvo earned. The royalty agreement stated that Volvo shall pay 30% of the net 2004 and 2005 revenues of Volvo's defined aftermarket support for certain gas turbine engines. Due to the nature of this agreement, an intangible asset was recorded in the Company accounts in the amount of $2.3 at the Acquisition date. The Company recorded $1.3 in revenue from royalties earned in excess of the amounts anticipated in valuing the intangible for the year ended December 31, 2005 as "Other operating revenue" in the accompanying consolidated income statement.

21. Segment Information:

We have two reportable segments based on the engineering and production processes, and the products and services provided by each segment for which our principal measure of performance in operating income as follows:

1) New Units are highly engineered solutions to new requests from customers. The segment includes engineering, manufacturing, sales and administrative support.

2) Aftermarket Parts and Services consist of aftermarket support solutions for the existing population of installed equipment. The segment includes engineering, manufacturing, sales and administrative support.

Unallocable amounts represent expenses and assets that cannot be assigned directly to either reportable segment because of their nature. Unallocable expenses include corporate expenses, research and development expenses, the curtailment amendment and the stock-based compensation expense — exit units. Assets that are directly assigned to the two reportable segments are trade accounts receivable, net inventories, and goodwill. Unallocable assets include cash, prepaid expenses, deferred taxes, property, plant and equipment, and intangible assets.

($ in millions, except per share and per unit amounts)

	Years Ended December 31,		
	2007	2006	2005
Revenues			
New units	$ 813.5	$ 749.6	$ 576.6
Aftermarket parts and services	851.5	751.9	631.6
Total revenues	$1,665.0	$1,501.5	$1,208.2
Operating income			
New units	$ 56.4	$ 47.3	$ 20.8
Aftermarket parts and services	213.8	204.4	141.4
Unallocable	(73.1)	(75.4)	(46.1)
Total operating income	$ 197.1	$ 176.3	$ 116.1
Depreciation and amortization			
New units	$ 26.4	$ 26.9	$ 29.5
Aftermarket parts and services	22.9	23.5	31.9
Total depreciation and amortization	$ 49.3	$ 50.4	$ 61.4
Goodwill			
New units	$ 131.6	$ 117.9	$ 114.8
Aftermarket parts and services	315.9	292.6	278.5
Total goodwill	$ 447.5	$ 410.5	$ 393.3
Total assets (including goodwill)			
New units	$ 315.0	$ 280.7	$ 253.7
Aftermarket parts and services	697.8	605.7	541.6
Unallocable	938.1	884.9	862.6
Total assets	$1,950.9	$1,771.3	$1,657.9
Revenues by destination			
North America	$ 693.0	$ 541.1	$ 498.6
Latin America	218.6	213.7	156.9
Europe	300.2	362.3	231.4
Asia-Pacific	202.9	204.3	135.6
Middle East, Africa	250.3	180.1	185.7
Total revenues	$1,665.0	$1,501.5	$1,208.2
Long-lived assets by geographic area			
North America	$ 149.3	$ 160.4	$ 169.0
Latin America	3.7	3.3	3.1
Europe	54.7	52.0	49.7
Asia-Pacific	9.0	7.4	6.9
Middle East, Africa	—	—	—
Total long-lived assets	$ 216.7	$ 223.1	$ 228.7

For the year ended December 31, 2007, sales to customers in Brazil were 5.1% of total revenues. For the year ended December 31, 2006, sales to customers in Nigeria and Venezuela comprised 8.1% and 5.5%, respectively, of total revenues. For the year ended December 31, 2005, sales to customers in Norway and Libya comprised 6.2% and 5.3%,

($ in millions, except per share and per unit amounts)

respectively, of total revenues. No other sales to customers within individual countries outside the United States exceeded 5% of the total revenues in any year presented.

22. Selected Unaudited Quarterly Financial Data:

	Three Months Ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Total revenues	$314.4	$441.2	$389.3	$520.1
Gross profit	91.6	118.9	98.4	140.0
Net income	15.4	26.2	21.3	43.8
Net income per share-basic and diluted	0.18	0.31	0.25	0.51

	Three Months Ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Total revenues	$291.5	$424.0	$310.3	$475.7
Gross profit	67.0	96.4	99.3	141.0
Net income	12.3	10.7	22.9	32.9
Net income per share-basic and diluted	0.14	0.13	0.27	0.38

23. Supplemental Cash Flow Information:

	Years Ended December 31,		
	2007	2006	2005
Cash paid for interest	$37.6	$45.6	$50.5
Cash paid for income taxes, net of refunds	71.1	15.9	27.0

24. Supplemental guarantor financial information:

The following wholly owned subsidiaries guaranteed the Company's senior subordinated notes on a full, unconditional and joint and several basis: Dresser-Rand LLC, Dresser-Rand Power LLC, Dresser-Rand Company, Dresser-Rand Steam LLC and Dresser-Rand Global Services, LLC.

The following condensed consolidating and combining financial information of the Issuer, Subsidiary Guarantors and Subsidiary Non-Guarantors presents the balance sheets as of December 31, 2007 and 2006 and statements of operations and cash flows, for the years ended December 31, 2007, 2006 and 2005. The condensed consolidating financial information presents investments in consolidated subsidiaries using the equity method of accounting.

($ in millions, except per share and per unit amounts)

CONDENSED CONSOLIDATING STATEMENT OF INCOME
For the Year ended December 31, 2007

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Net sales	$ —	$1,115.9	$679.9	$(130.8)	$1,665.0
Cost of sales	—	860.7	471.6	(116.2)	1,216.1
Gross profit	—	255.2	208.3	(14.6)	448.9
Selling and administrative expenses	114.0	52.3	90.4	(17.7)	239.0
Research and development expenses	—	12.6	0.2	—	12.8
(Loss) income from operations	(114.0)	190.3	117.7	3.1	197.1
Equity earnings in affiliates	174.8	1.5	—	(176.3)	—
Interest expense, net	(35.1)	(0.4)	(1.3)	—	(36.8)
Intercompany interest and fees	28.0	(1.7)	(26.3)	—	—
Other income (expense), net	7.6	(1.7)	1.4	—	7.3
Income before income taxes	61.3	188.0	91.5	(173.2)	167.6
(Benefit) provision for income taxes	(45.4)	72.9	33.4	—	60.9
Net income	$ 106.7	$ 115.1	$ 58.1	$(173.2)	$ 106.7

($ in millions, except per share and per unit amounts)

CONDENSED CONSOLIDATING STATEMENT OF INCOME
For the Year ended December 31, 2006

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Net sales	$ —	$920.8	$718.5	$(137.8)	$1,501.5
Cost of sales	—	694.1	537.3	(133.6)	1,097.8
Gross profit	—	226.7	181.2	(4.2)	403.7
Selling and administrative expenses	26.5	132.0	71.4	(1.1)	228.8
Research and development expenses	—	10.0	0.4	—	10.4
Curtailment amendment	—	(11.8)	—	—	(11.8)
(Loss) income from operations	(26.5)	96.5	109.4	(3.1)	176.3
Equity earnings in affiliates	179.7	6.5	—	(186.2)	—
Interest expense, net	(44.5)	—	(3.4)	—	(47.9)
Intercompany interest and fees	(77.7)	97.1	(19.4)	—	—
Other income, net	5.2	0.1	3.6	—	8.9
Income before income taxes	36.2	200.2	90.2	(189.3)	137.3
(Benefit) provision for income taxes	(42.6)	71.0	30.1	—	58.5
Net income	$ 78.8	$129.2	$ 60.1	$(189.3)	$ 78.8

($ in millions, except per share and per unit amounts)

CONDENSED CONSOLIDATING STATEMENT OF INCOME
For the Year ended December 31, 2005

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Net sales	$ —	$815.6	$506.3	$(113.7)	$1,208.2
Cost of sales	—	647.5	381.0	(107.5)	921.0
Gross profit	—	168.1	125.3	(6.2)	287.2
Selling and administrative expenses	6.1	103.1	57.9	(3.1)	164.0
Research and development expenses	—	6.8	0.3	—	7.1
(Loss) income from operations	(6.1)	58.2	67.1	(3.1)	116.1
Equity earnings in affiliates	96.5	12.2	—	(108.7)	—
Interest (expense) income, net	(52.8)	0.4	(4.6)	—	(57.0)
Intercompany interest and fees	5.5	3.4	(8.9)	—	—
Other expense, net	(3.9)	(0.8)	(1.8)	—	(6.5)
Income before income taxes	39.2	73.4	51.8	(111.8)	52.6
Provision for income taxes	2.1	—	13.4	—	15.5
Net income	$ 37.1	$ 73.4	$ 38.4	$(111.8)	$ 37.1

($ in millions, except per share and per unit amounts)

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2007

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Assets					
Cash and cash equivalents	$ 70.7	$ —	$135.5	$ —	$ 206.2
Accounts and notes receivables, net	0.1	155.9	155.9	—	311.9
Inventories, net	—	184.4	86.8	(5.9)	265.3
Prepaid expenses and deferred income taxes	21.1	2.8	18.4	—	42.3
Total current assets	91.9	343.1	396.6	(5.9)	825.7
Investment in affiliates	1,466.5	69.9	—	(1,536.4)	—
Property, plant, and equipment, net	—	149.1	67.6	—	216.7
Goodwill and intangible assets, net	—	454.6	432.9	—	887.5
Other assets	18.7	—	2.3	—	21.0
Total assets	$1,577.1	$1,016.7	$899.4	$(1,542.3)	$1,950.9
Liabilities and Stockholders' Equity					
Accounts payable and accruals	$ (36.4)	$ 316.9	$339.8	$ —	$ 620.3
Loans payable	—	0.2	—	—	0.2
Total current liabilities	(36.4)	317.1	339.8	—	620.5
Long-term debt	370.0	0.3	—	—	370.3
Intercompany accounts	408.5	(482.7)	74.2	—	—
Other non-current liabilities	29.8	63.1	62.0	—	154.9
Total liabilities	771.9	(102.2)	476.0	—	1,145.7
Common stock	0.9	—	—	—	0.9
Other stockholders' equity	804.3	1,118.9	423.4	(1,542.3)	804.3
Total stockholders' equity	805.2	1,118.9	423.4	(1,542.3)	805.2
Total liabilities and stockholders' equity	$1,577.1	$1,016.7	$899.4	$(1,542.3)	$1,950.9

($ in millions, except per share and per unit amounts)

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2006

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Assets					
Cash and cash equivalents	$ 36.9	$ —	$109.9	$ —	$ 146.8
Accounts and notes receivables net	—	145.8	159.3	—	305.1
Inventories, net	—	133.3	58.7	(9.0)	183.0
Prepaid expenses and deferred income taxes	8.7	4.2	21.2	—	34.1
Total current assets	45.6	283.3	349.1	(9.0)	669.0
Investment in affiliates	1,232.9	59.4	—	(1,292.3)	—
Property, plant, and equipment, net	—	160.8	62.3	—	223.1
Goodwill and intangible assets, net	—	466.6	390.8	—	857.4
Other assets	14.9	4.3	2.6	—	21.8
Total assets	$1,293.4	$ 974.4	$804.8	$(1,301.3)	$1,771.3
Liabilities and Stockholders' Equity					
Accounts payable and accruals	$ 22.4	$ 222.4	$226.6	$ —	$ 471.4
Loans payable	—	—	0.1	—	0.1
Total current liabilities	22.4	222.4	226.7	—	471.5
Long-term debt	432.2	—	73.4	—	505.6
Intercompany accounts	197.9	(344.8)	146.9	—	—
Other non-current liabilities	9.0	99.0	54.3	—	162.3
Total liabilities	661.5	(23.4)	501.3	—	1,139.4
Common stock	0.9	—	—	—	0.9
Other stockholders' equity	631.0	997.8	303.5	(1,301.3)	631.0
Total stockholders' equity	631.9	997.8	303.5	(1,301.3)	631.9
Total liabilities and stockholders' equity	$1,293.4	$ 974.4	$804.8	$(1,301.3)	$1,771.3

($ in millions, except per share and per unit amounts)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

	Issuer	Subsidiary Guarantors Entities	Subsidiary Non-Guarantors Entities	Consolidating Adjustments	Total
Cash flows from operating activities:					
Net cash (used in) provided by operating activities	$(110.5)	$ 187.0	$ 139.6	$(0.1)	$ 216.0
Cash flows from investing activities:					
Capital expenditures	—	(18.6)	(5.1)	—	(23.7)
Acquisitions, net of cash	—	(8.1)	—	—	(8.1)
Proceeds from the sale of equity investment	—	5.1	0.7	—	5.8
Net cash used in investing activities	—	(21.6)	(4.4)	—	(26.0)
Cash flows from financing activities:					
Net change in debt	(62.2)	0.5	(75.0)	—	(136.7)
Proceeds from exercise of stock options	0.4	—	—	—	0.4
Cash paid for debt issuance costs	(4.5)	—	—	—	(4.5)
Change in intercompany accounts	210.6	(165.9)	(44.8)	0.1	—
Net cash provided by (used in) financing activities	144.3	(165.4)	(119.8)	0.1	(140.8)
Effect of exchange rate changes	—	—	10.2	—	10.2
Net increase in cash and cash equivalents	33.8	—	25.6	—	59.4
Cash and cash equivalents, beginning of period	36.9	—	109.9	—	146.8
Cash and cash equivalents, end of period	$ 70.7	$ —	$ 135.5	$ —	$ 206.2

($ in millions, except per share and per unit amounts)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

	Issuer	Subsidiary Guarantors Entities	Subsidiary Non-Guarantors Entities	Consolidating Adjustments	Total
Cash flows from operating activities:					
Net cash (used in) provided by operating activities	$ (59.0)	$ 215.1	$ 4.9	$ 3.1	$ 164.1
Cash flows from investing activities:					
Capital expenditures	—	(15.3)	(4.4)	—	(19.7)
Proceeds from the sale of equity investment	—	—	0.2	—	0.2
Net cash used in investing activities	—	(15.3)	(4.2)	—	(19.5)
Cash flows from financing activities:					
Net change in debt	(100.0)	—	(0.1)	—	(100.1)
Change in intercompany accounts	195.9	(241.4)	48.6	(3.1)	—
Net cash provided by (used in) financing activities	95.9	(241.4)	48.5	(3.1)	(100.1)
Effect of exchange rate changes	—	—	4.3	—	4.3
Net increase (decrease) in cash and cash equivalents	36.9	(41.6)	53.5	—	48.8
Cash and cash equivalents, beginning of period	—	41.6	56.4	—	98.0
Cash and cash equivalents, end of period	$ 36.9	$ —	$109.9	$ —	$ 146.8

($ in millions, except per share and per unit amounts)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

	Issuer	Subsidiary Guarantors Entities	Subsidiary Non-Guarantors Entities	Consolidating Adjustments	Total
Cash flows from operating activities:					
Net cash (used in) provided by operating activities	$ (27.8)	$ 169.6	$ 68.9	$ 1.7	$ 212.4
Cash flows from investing activities:					
Capital expenditures	—	(11.0)	(4.5)	—	(15.5)
Proceeds from the sale of property, plant and equipment	—	0.3	0.7	—	1.0
Proceeds from the sale of equity investment	—	10.0	—	—	10.0
Acquisitions, net of cash	(55.0)	—	—	—	(55.0)
Net cash used in investing activities	(55.0)	(0.7)	(3.8)	—	(59.5)
Cash flows from financing activities:					
Net change in debt	(167.1)	—	(45.6)	—	(212.7)
Change in intercompany accounts	197.3	(190.7)	(4.9)	(1.7)	—
Issuance of common units	1.4	—	—	—	1.4
Proceeds from initial public offering	608.9	—	—	—	608.9
Dividends paid	(557.7)	—	—	—	(557.7)
Net cash provided by (used in) financing activities	82.8	(190.7)	(50.5)	(1.7)	(160.1)
Effect of exchange rate changes	—	—	(6.3)	—	(6.3)
Net (decrease) increase in cash and cash equivalents	—	(21.8)	8.3	—	(13.5)
Cash and cash equivalents, beginning of period	—	63.3	48.2	—	111.5
Cash and cash equivalents, end of period	$ —	$ 41.5	$ 56.5	$ —	$ 98.0

Dresser-Rand Group Inc.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
for the years ended December 31, 2007, 2006 and 2005
($ in million)

Dresser-Rand Group Inc.
Schedule II — Valuation and Qualifying Accounts and Reserves

		Additions			
Description	Beginning Balance at 01/01/07	Charges to Costs and Expenses	Charges to Other Accounts	Deductions	Ending Balance at 12/31/2007
Allowance for losses on receivables	$6.1	$1.2	$ —	$1.4(a)	$5.9
Valuation allowance for deferred tax asset	4.3	0.5	0.7(b)	—	5.5

Notes:

(a) - Impact of foreign exchange of $(0.2) and write-off of bad debts of $1.6.

(b) - Impact of foreign exchange.

		Additions			
Description	Beginning Balance at 01/01/06	Charges to Costs and Expenses	Charges to Other Accounts	Deductions	Ending Balance at 12/31/2006
Allowance for losses on receivables	$ 8.6	$0.8	$ 0.1	$3.4(a)	$6.1
Valuation allowance for deferred tax asset	19.9	2.0	(11.1)(b)	6.5(c)	4.3

Notes:

(a) - Impact of foreign exchange of $(0.4) and write-off of bad debts of $3.8.

(b) - Impact of foreign exchange of $0.6 and reduction of goodwill of $(11.7).

(c) - Write-off of deferred tax assets.

		Additions			
Description	Beginning Balance at 01/01/05	Charges to Costs and Expenses	Charges to Other Accounts	Deductions	Ending Balance at 12/31/2005
Allowance for losses on receivables	$14.5	$(0.2)	$ 0.8(a)	$6.5(b)	$ 8.6
Valuation allowance for deferred tax asset	23.7	(1.7)	(2.1)(c)	—	19.9

Notes:

(a) - Acquisitions

(b) - Impact of foreign exchange of $0.5 and write-off of bad debts of $6.0.

(c) - Impact of foreign exchange of $(0.1) and reduction of goodwill of $(2.0).

SECTION 302 CERTIFICATION

I, Vincent R. Volpe Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ending December 31, 2007, of Dresser-Rand Group Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ VINCENT R. VOLPE, JR.

Vincent R. Volpe Jr.
President, Chief Executive Officer and
Director

Date: February 26, 2008

SECTION 302 CERTIFICATION

I, Mark E. Baldwin, certify that:

1. I have reviewed this annual report on Form 10-K for the year ending December 31, 2007, of Dresser-Rand Group Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ MARK E. BALDWIN

Mark E. Baldwin
Executive Vice President and Chief
Financial Officer

Date: February 26, 2008

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Dresser-Rand Group Inc. (the "Company") on Form 10-K for the year ending December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Vincent R. Volpe Jr., President, Chief Executive Officer and Director of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ VINCENT R. VOLPE, JR.

Vincent R. Volpe Jr.
President, Chief Executive Officer and
Director

Date: February 26, 2008

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Dresser-Rand Group Inc. (the "Company") on Form 10-K for the period ending December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark E. Baldwin, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MARK E. BALDWIN

Mark E. Baldwin
Executive Vice President and Chief
Financial Officer

Date: February 26, 2008

DRESSER-RAND.

Dresser-Rand Group Inc.
1200 West Sam Houston Parkway North
Houston, Texas 77043
Tel: 713-973-5356
Fax: 713-973-5323
www.dresser-rand.com

TO THE STOCKHOLDERS OF DRESSER-RAND GROUP INC.

This year's Annual Meeting of Stockholders of Dresser-Rand Group Inc. ("DRC") will be held at 4:00 p.m. (CDT), Tuesday, May 13, 2008, at The Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024.

In addition to acting on the matters outlined in the enclosed Proxy Statement, there will be a presentation on DRC's business.

We hope that you attend the Annual Meeting personally and we look forward to seeing you. Whether or not you expect to attend in person, your voting as soon as possible would be greatly appreciated and will ensure that your shares will be represented at the Annual Meeting. If you do attend the Annual Meeting, you may revoke your proxy should you wish to vote in person.

On behalf of the Directors and management of Dresser-Rand Group Inc., we would like to thank you for your continued support and confidence in DRC.

Sincerely yours,

William E. Macaulay
Chairman of the Board

DRESSER-RAND GROUP INC.

1200 West Sam Houston Parkway North
Houston, Texas 77043

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT To Be Held May 13, 2008

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD ON MAY 13, 2008

Dresser-Rand Group Inc.'s Notice of Annual Meeting and Proxy Statement, Annual Report and other proxy materials are available at www.proxyvote.com.

To the Stockholders of Dresser-Rand Group Inc.

NOTICE IS HEREBY GIVEN that Dresser-Rand Group Inc.'s ("DRC," the "Company," "Dresser-Rand," "we" or "our") 2008 Annual Meeting of Stockholders will be held at 4:00 p.m. (CDT) on Tuesday, May 13, 2008, at The Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024 (the "Annual Meeting").

At the Annual Meeting, we will ask stockholders to:

1. Elect eight Directors to serve until the next annual meeting of stockholders and until their successors have been duly elected and qualified;

2. Ratify the appointment of PricewaterhouseCoopers LLP as DRC's Independent Registered Public Accountants;

3. Approve the Dresser-Rand Group Inc. 2008 Stock Incentive Plan;

4. Consider a stockholder proposal, if properly presented; and

5. Consider any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof.

We plan to hold a brief business meeting focused on these items and we will attend to any other proper business that may arise. **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF PROPOSALS 1, 2, AND 3 AND AGAINST PROPOSAL 4.** The proposals are further described in the proxy statement.

Only DRC Stockholders of record at the close of business on March 18, 2008 are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement of the Annual Meeting. For ten (10) days prior to the Annual Meeting, a list of stockholders entitled to vote will be available for inspection at DRC's corporate offices located at 1200 West Sam Houston Parkway North, Houston, Texas 77043.

By order of the Board of Directors,

William Macaulay
Chairman of the Board

YOUR VOTE IS IMPORTANT

WE URGE YOU TO VOTE PROMPTLY EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING. YOUR PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE TIME IT IS VOTED AT THE 2008 ANNUAL MEETING.

TABLE OF CONTENTS

(This page intentionally left blank)

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS OF DRESSER-RAND GROUP INC. TO BE HELD ON MAY 13, 2008

GENERAL INFORMATION ABOUT DRC'S ANNUAL MEETING

Dresser-Rand Group Inc. ("DRC," "Dresser-Rand," the "Company," "we" or "our") is providing this proxy statement to stockholders entitled to vote at the 2008 Annual Meeting (the "Annual Meeting") of DRC as part of a solicitation by the Board of Directors for use at the Annual Meeting and at any adjournment or postponement that may take place. The Annual Meeting will be held on Tuesday, May 13, 2008, at 4:00 p.m. (CDT) at The Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024.

Beginning this year, we are taking advantage of new Securities and Exchange Commission ("SEC") rules that allow us to deliver proxy materials to certain of our stockholders on the Internet. Under these rules, we are sending stockholders who are beneficial owners a one-page notice regarding the Internet availability of proxy materials instead of a full set of proxy materials. Such stockholders will not receive printed copies of the proxy materials unless specifically requested. Instead, the one-page notice that such stockholders receive will tell them how to access and review on the Internet all of the important information contained in the proxy materials. This notice also tells such stockholders how to submit their proxy card on the Internet and how to request to receive a printed copy of our proxy materials. We expect to provide notice and electronic delivery of this proxy statement and accompanying proxy card to such stockholders on or about April 1, 2008.

DRC intends to mail on or about April 1, 2008, this proxy statement, proxy card and DRC's Annual Report for the year ended December 31, 2007, to all registered stockholders entitled to vote at the Annual Meeting.

Who is entitled to vote at the Annual Meeting?

Anyone who owns of record DRC common stock as of the close of business on March 18, 2008, is entitled to one vote per share owned. We refer to that date as the Record Date. There were 85,994,743 shares outstanding on the Record Date.

Who is soliciting my proxy to vote my shares?

DRC's Board of Directors (the "Board") is soliciting your "proxy," or your authorization for our representatives to vote your shares. Your proxy will be effective for the May 13, 2008, Annual Meeting and at any adjournment or continuation of that meeting.

Who is paying for and what is the cost of soliciting proxies?

DRC is bearing the entire cost of soliciting proxies. We have also hired D.F. King & Co., Inc. to assist us in the solicitation of proxies, for which we will pay a fee of $8,500 plus expenses. Proxies will be solicited both through the mail and Internet, but also may be solicited personally or by telephone, facsimile, email or special letter by DRC's directors, officers, and employees for no additional compensation. DRC will reimburse banks, brokerage firms, and other custodians, nominees, and fiduciaries for reasonable expenses incurred by them in sending our proxy materials to their customers or principals who are the beneficial owners of shares of DRC common stock.

What constitutes a quorum?

For business to be conducted at the Annual Meeting, a quorum constituting a majority of the shares of DRC common stock issued and outstanding and entitled to vote must be in attendance or represented by proxy.

BOARD RECOMMENDATIONS AND APPROVAL REQUIREMENTS

Delaware law and DRC's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws govern the vote on each proposal. The Board's recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board's recommendations and approval requirements are:

PROPOSAL 1. ELECTION OF DIRECTORS.

The first proposal to be voted on is the election of eight Directors. The Board has nominated eight people as Directors, each of whom currently is serving as a Director of DRC.

You may find information about these nominees beginning on Page 6.

You may vote in favor of all the nominees, withhold your votes as to all nominees, or withhold your votes as to specific nominees. Assuming a quorum, each share of common stock is entitled to cast one vote on each of the eight nominees for Director. Directors are elected by a plurality of the votes cast. Stockholders may not cumulate their votes. Withheld votes will have no effect on the outcome of the vote.

The Board of Directors unanimously recommends a vote FOR each Director nominee.

PROPOSAL 2. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS, PRICEWATERHOUSECOOPERS LLP FOR 2008.

The second proposal to be voted on is to ratify the appointment of PricewaterhouseCoopers LLP as DRC's Independent Registered Public Accountants for 2008.

You may find information about this proposal beginning on Page 8.

You may vote in favor of the proposal, vote against the proposal, or abstain from voting. Assuming a quorum, the proposal will pass if approved by a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Abstentions will have the same effect as votes against the proposal and broker non-votes will have no effect on the outcome of the vote.

The Board of Directors unanimously recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our Independent Registered Public Accountants for 2008.

PROPOSAL 3. APPROVAL OF THE DRESSER-RAND GROUP INC. 2008 STOCK INCENTIVE PLAN.

The third proposal to be voted on is to approve the Dresser-Rand Group Inc. 2008 Stock Incentive Plan.

You may find information about this proposal beginning on Page 10.

You may vote in favor of the proposal, vote against the proposal, or abstain from voting. Assuming a quorum, the proposal will pass if approved by a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Abstentions will have the same effect as votes against the proposal and broker non-votes will have no effect on the outcome of the vote.

The Board of Directors unanimously recommends a vote FOR the approval of the Dresser-Rand Group Inc. 2008 Stock Incentive Plan.

PROPOSAL 4. STOCKHOLDER PROPOSAL.

The fourth proposal to be voted on is a stockholder proposal requesting that the Board of Directors adopt a policy that stockholders will be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Company's management, to approve or disapprove the compensation of the named executive officers disclosed in the Summary Compensation Table of the proxy statement.

You may find information about this proposal beginning on Page 18.

You may vote in favor of the proposal, vote against the proposal, or abstain from voting. Assuming a quorum, the proposal will pass if approved by a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Abstentions will have the same effect as votes against the proposal and broker non-votes will have no effect on the outcome of the vote.

The Board of Directors unanimously recommends a vote AGAINST the approval of the stockholder proposal.

OTHER MATTERS TO COME BEFORE THE ANNUAL MEETING

The Board is not aware of any other business to be presented for a vote of the stockholders at the Annual Meeting. If any other matters are properly presented for a vote, the people named as proxies will have discretionary authority, to the extent permitted by law, to vote on such matters according to their best judgment.

The chairman of the Annual Meeting may refuse to allow presentation of a proposal or nominee for the Board if the proposal or nominee was not properly submitted. The requirements for submitting proposals and nominations for next year's meeting are described below under the heading "Stockholder Proposals for the 2009 Annual Meeting."

VOTING AND PROXY PROCEDURE

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

Beginning this year, we are taking advantage of new SEC rules that allow us to deliver our proxy materials on the Internet to certain stockholders. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials to our stockholders who are beneficial owners. This notice includes instructions on how to access the proxy materials on the Internet and how to request to receive a printed set of our proxy materials. In addition, such stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Why did I receive a full set of proxy materials by mail instead of a one-page notice regarding the Internet availability of proxy materials?

DRC is mailing paper copies of this proxy statement, proxy card and its Annual Report to Stockholders for the year ended December 31, 2007, to all registered holders of DRC common stock in connection with its solicitation of proxies for the Annual Meeting.

How do I obtain electronic access to the proxy materials?

If you are a beneficial owner of DRC common stock, the Notice of Internet Availability of Proxy Materials you received includes instructions on how to:

- View the proxy materials for the Annual Meeting on the Internet;
- Vote on the Internet or in person; and
- Request a copy of proxy materials by the Internet, telephone or email.

If you are a registered owner of DRC common stock, you will not receive a Notice of Internet Availability of Proxy Materials, but can access our proxy materials on the Internet at www.dresser-rand.com using the Investor Relations link.

What are the voting rights of holders of DRC common stock?

Each outstanding share of DRC common stock on the Record Date will be entitled to one vote on each matter considered at the meeting.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. There are some important distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered in your name with our transfer agent, The Bank of New York Mellon, you are the stockholder of record for those shares and are receiving proxy-related materials directly from us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting.

Beneficial Owner

If your shares are held in a stock brokerage account, by a bank or other nominee (commonly referred to as being held in "street name"), you are the beneficial owner of those shares. Your broker, bank or nominee is the stockholder of record and therefore has forwarded proxy-related materials to you as beneficial owner. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote your shares and also are invited to attend the meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you obtain a signed proxy from your broker, bank or nominee giving you the right to vote the shares.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?

It means that you have multiple accounts at the transfer agent or with stockbrokers or other nominees. Follow the instructions on each notice to ensure that all of your shares are voted.

How do I vote?

Beneficial owners may vote by Internet, mail or in person. Record owners may vote by mail or in person:

1. BY INTERNET. You can vote on the Internet by following the instructions provided in the one-page Notice of Internet Availability of Proxy Materials if you are a beneficial owner who received such notice in the mail.

2. BY MAIL. If you received your proxy materials by mail or you request to receive a printed set of our proxy materials by mail, you can vote by mail. Mark your voting instructions on, and sign and date, the proxy card and then return it in the postage-paid envelope provided. If you mail your proxy card, we must receive it before the polls close at the end of the Annual Meeting.

3. IN PERSON. If you are a stockholder of record, you may vote in person at the meeting. "Street name" or nominee account stockholders who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares giving them the right to vote the shares at the meeting.

The Board recommends that you vote by proxy even if you plan on attending the meeting.

How do I revoke my proxy or change my voting instructions?

You can change your vote or revoke your proxy at any time before the final vote at the meeting. You can do this by casting a later proxy through any of the available methods described in the question and answer immediately above. If you are a stockholder of record, you also can revoke your proxy by delivering a written notice of your revocation to our Corporate Secretary, Mark F. Mai, at our principal executive office at 1200 West Sam Houston Parkway North, Houston, Texas, 77043. If you are a beneficial owner, you can revoke your proxy by following the instructions sent to you by your broker, bank or other nominee.

How will proxies be voted if I give my authorization?

The Board has selected Vincent R. Volpe Jr., Mark E. Baldwin and Mark F. Mai, and each of them, to act as proxies with full power of substitution. All properly submitted proxies will be voted in accordance with the directions given. If you properly submit a proxy with no further instructions, your shares will be voted in accordance with the recommendations of the Board (**FOR** all Director nominees named in this proxy statement, **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2008, **FOR** the approval of the Dresser-Rand Group Inc. 2008 Stock Incentive Plan and **AGAINST** the stockholder proposal). Management knows of no other matters that may come before the Annual Meeting for consideration by the stockholders. However, if any other matter properly comes before the Annual Meeting, the persons named as proxy holders, or their nominees or substitutes, will vote upon such matters in accordance with the recommendation of the Board, or in the absence of such a recommendation, in accordance with the judgment of the proxy holders, in either case to the extent permitted by law.

What is the voting requirement to approve each of the matters?

Directors will be elected by a plurality of the votes cast. This means that the nominees with the most votes will be elected.

For each of the other matters, approval requires the affirmative vote of stockholders holding a majority of those shares present (in person or by proxy) and entitled to vote on the matter. If you are a beneficial owner and do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes for certain matters (as described in the question and answer immediately below). In tabulating the voting result for a proposal, shares that constitute broker non-votes are not considered as being entitled to vote on that proposal.

How will votes be counted?

The inspector of elections appointed by the Board for the Annual Meeting will calculate affirmative votes, negative votes, withhold votes, abstentions, and broker non-votes. Under Delaware law, shares represented by proxies that reflect abstentions or broker non-votes will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

You as beneficial owner own your shares in "street name" if your broker or other "street" nominee is actually the record owner. Brokers or other "street" nominees have discretionary authority to vote on routine matters, regardless of whether they have received voting instructions from their clients who are the beneficial owners. Director elections and ratifying the appointment of independent accountants are each routine matters and thus brokers and "street" nominees have discretionary authority to vote on these matters. A "broker non-vote" results on a matter when a broker or other "street" nominee record holder returns a duly executed proxy but does not vote on non-routine matters solely because it does not have discretionary authority to vote on non-routine matters and has not received voting instructions from its client (the beneficial holder). Accordingly, no broker non-votes occur when voting on routine matters. Broker non-votes count toward a quorum. The approval of a proposal regarding a non-routine matter is determined based on the vote of all shares present in person or represented and entitled to vote on the matter. Abstention on such a proposal has the same effect as a vote "against" such proposal. Broker non-votes have no effect on the vote of such proposals.

Where do I find voting results of the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in DRC's quarterly report on Form 10-Q for the second quarter of 2008. The report will be filed with the SEC and you may receive a copy by contacting DRC Investor Relations at 713-973-5497. You also may access a copy on the Internet at *www.Dresser-Rand.com* or through the SEC's Internet site at *www.sec.gov.*

PROPOSAL 1
ELECTION OF DIRECTORS

The first agenda item to be voted on is the election of eight Directors. The Board has nominated eight Directors, all of whom currently are serving as a Director of DRC. The Board unanimously recommends that you vote FOR such nominees.

The Board of Directors currently consists of eight Directors. Each Director's term expires at the Annual Meeting. All nominees have indicated their willingness to serve, if elected, but if any of the nominees should be unable or unwilling to serve, the Board may either reduce its size, or designate or not designate a substitute nominee. If the Board designates a substitute nominee, proxies that would have been cast for the original nominee will be cast for the substitute nominee unless instructions are given to the contrary.

The table below sets forth the names, age as of March 18, 2008, and existing positions with DRC of each Director nominee:

Name	Age	Office or Position Held
William E. Macaulay	62	Chairman of the Board of Directors
Vincent R. Volpe Jr.	50	Director, President, and Chief Executive Officer
Rita V. Foley	54	Director and Member of the Compensation Committee
Louis A. Raspino	55	Director and Member of the Audit and Compensation Committees
Philip R. Roth	57	Director and Member of the Audit and Nominating and Governance Committees
Michael L. Underwood	64	Director and Member of the Audit and Nominating and Governance Committee
Jean-Paul Vettier	62	Director and Member of the Compensation Committee
Joseph C. Winkler III	56	Director and Member of the Nominating and Governance Committee

The following sets forth biographical information for our director nominees.

William E. Macaulay has been the Chairman of our Board of Directors since October 2004. Mr. Macaulay is the Chairman, Chief Executive Officer, and a Managing Director of First Reserve Corporation ("First Reserve"), a private equity firm focusing on the energy industry, which he joined in 1983. First Reserve was an affiliate of our former indirect parent, Dresser-Rand Holdings LLC. Prior to joining First Reserve, Mr. Macaulay was a co-founder of Meridien Capital Company, a private equity buyout firm. From 1972 to 1982, Mr. Macaulay was with Oppenheimer & Co., Inc., where he served as Director of Corporate Finance, with responsibility for investing Oppenheimer's capital in private equity transactions, as a General Partner and member of the Management Committee of Oppenheimer & Co., as well as President of Oppenheimer Energy Corporation. Mr. Macaulay serves as a director of Weatherford International, Inc., an oilfield service company. Mr. Macaulay holds a B.B.A. degree, Magna Cum Laude in Economics from City College of New York and an M.B.A. from the Wharton School of the University of Pennsylvania.

Vincent R. Volpe Jr. is our President and Chief Executive Officer and has served as a member of our Board of Directors since October 2004. Mr. Volpe has been with Dresser-Rand Group Inc., its affiliates and predecessor companies to the business since 1981. He has held positions in Engineering, Marketing and Operations residing and working in various countries, including: Applications Engineer in Caracas, Venezuela; Vice President Dresser-Rand Japan in Tokyo, Japan; Vice President Marketing and Engineering Steam and Turbo Products in Olean, New York; Executive Vice President European Operations in Le Havre, France; and President Dresser-Rand Europe in London, U.K. In January 1997, Mr. Volpe became President of Dresser-Rand Company's Turbo Product Division, a position he held until September 2000. In April 1999, he assumed the additional role of Chief Operating Officer for Dresser-Rand Company, responsible for worldwide manufacturing, technology and supply chain management, serving in that position until September 2000. Mr. Volpe became President and Chief Executive Officer of Dresser-Rand Company in September 2000. He is proficient in five languages. Mr. Volpe earned a B.S. in Mechanical Engineering and a B.A. in German literature, both from Lehigh University.

Rita V. Foley has been a member of our Board of Directors since May 2007. Ms. Foley retired in June 2006 as Senior Vice President of MeadWestvaco Corporation, a leading global provider of packaging to the entertainment, healthcare, cosmetics, and consumer products industries, and President of its Consumer Packaging Group. Prior to that, from 2001 to 2002, she was the Chief Operating Officer of MeadWestvaco's Consumer Packaging Group. Ms. Foley held various senior positions from 1999 to 2001 within Westvaco, the predecessor to MeadWestvaco, including Senior Vice President and Chief Information Officer. Ms. Foley has also held various executive global sales, marketing, and general management positions at Harris Lanier, Digital Equipment Corporation, and QAD Inc. Ms. Foley serves on the boards of PetSmart Inc. and Pro Mujer International, and she is a former director of the Council of the Americas. Ms. Foley earned a B.S. degree from Smith College and she is a graduate of Stanford University's Executive Program.

Louis A. Raspino has been a member of our Board of Directors since December 2005. He has over 30 years of experience in the oil and gas exploration, production and service industry. Mr. Raspino has been the President and Chief Executive Officer of Pride International Inc., an international provider of contract drilling and related services to oil and natural gas companies, since June 2005 and has been on its Board of Directors since July 2005. He was an Executive Vice President and Chief Financial Officer of Pride International Inc. from December 2003 until June 2005. Before joining Pride International in December 2003, he was Senior Vice President and Chief Financial Officer of Grant Prideco, Inc., a manufacturer of drilling and completion products supplying the energy industry, from July 2001 until December 2003. Previously, he was Vice President of Finance for Halliburton Company, Senior Vice President and Chief Financial Officer of The Louisiana Land & Exploration Company and began his career with Ernst & Young. Mr. Raspino is a CPA and earned a B.S. from Louisiana State University in New Orleans and an M.B.A. from Loyola University.

Philip R. Roth has been a member of our Board of Directors since December 2005. He has over 30 years of accounting and finance experience. Mr. Roth formerly was Vice President, Finance and Chief Financial Officer of Gardner Denver, Inc., which designs, manufacturers and markets compressor and vacuum products and fluid transfer products, from May 1996 until August 2004. Prior to joining Gardner Denver, Mr. Roth was with Emerson Electric Co. from 1980 until 1996 where he held positions in accounting, treasury and investor relations at the corporate office, and in strategic planning and acquisitions, and as a Chief Financial Officer at the division level. Mr. Roth is a CPA and began his career with Price Waterhouse. He earned a B.S. in Accounting and Business Administration from the University of Missouri and an M.B.A. from the Olin School of Business at Washington University.

Michael L. Underwood has been a member of our Board of Directors since August 2005. Prior to his retirement, from June 2002 to June 2003, Mr. Underwood was employed by Deloitte & Touche LLP as a Director. Prior to that, he had over 35 years of public accounting experience including 25 of those years as an audit partner with Arthur Andersen LLP. Mr. Underwood currently serves on the board of directors of Chicago Bridge & Iron Company N.V. He holds a B.A. in Philosophy and Economics and a Masters Degree in Accounting from the University of Illinois.

Jean-Paul Vettier has been a member of our Board of Directors since July 2006. From 1993 until his retirement in March 2006, he was Chairman and Chief Executive Officer of Total Refining & Marketing, a multinational energy company. Between 1992 and 1996, he was non-executive Chairman of Total Petroleum North America. During two terms from 1998 to 2004, he chaired Europia, the European oil industry association. Prior to joining Total in 1990 as Executive Vice President of Refining and Marketing, Mr. Vettier was employed by Rhone-Poulec for 16 years where he held positions of increasing responsibility in the legal and strategic planning functions. In 1987, he joined Orkem as General Manager of the Petrochemical Division and a member of the Executive Committee. Mr. Vettier is currently a director of SNC-Lavalin Group, Inc., Overseas Shipholding Group Inc., and DomoChemicals NV. He received his degree in Public Law and Economic Sciences from the University of Paris. He is Knight of the French National Order of Merit and of the French Legion of Honour.

Joseph C. Winkler III has been a member of our Board of Directors since May 2007. Mr. Winkler has served as the Chairman and Chief Executive Officer of Complete Production Services, Inc., a provider of specialized oil and gas services and equipment in North America, since March 2007. Between June 2005 and March 2007, Mr. Winkler served as its President and Chief Executive Officer. Prior to that, from March 2005 until June 2005, Mr. Winkler served as the Executive Vice President and Chief Operating Officer of National Oilwell Varco, Inc., an oilfield capital equipment and services company and from May 2003 until March 2005 as the President and Chief Operating Officer of the company's predecessor, Varco International, Inc. From April 1996 until May 2003, Mr. Winkler served in various other capacities with Varco and its predecessor, including Executive Vice President and Chief Financial Officer. From 1993 to April 1996, Mr. Winkler served as the Chief Financial Officer of D.O.S., Ltd., a privately held provider of solids control equipment and services and coil tubing equipment to the oil and gas industry, which was acquired by Varco in April 1996. Prior to joining D.O.S., Ltd., he was Chief Financial Officer of Baker Hughes INTEQ, and served in a similar role for various companies owned by Baker Hughes Incorporated including Eastman/Telco and Milpark Drilling Fluids. Mr. Winkler received a B.S. degree from Louisiana State University.

The Board of Directors unanimously recommends that you vote FOR each of the Director nominees named above.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The second agenda item to be voted on is to ratify the appointment of PricewaterhouseCoopers LLP as DRC's independent registered public accountants for the fiscal year ending December 31, 2008. The Board of Directors unanimously recommends that you vote FOR this proposal.

The Audit Committee has appointed, with approval of the Board of Directors, PricewaterhouseCoopers LLP to act as DRC's independent registered public accountants for the fiscal year ending December 31, 2008. The Board of Directors has directed that such appointment be submitted to DRC's stockholders for ratification at the Annual Meeting. PricewaterhouseCoopers LLP was DRC's independent public accounting firm for the fiscal year ended December 31, 2007.

Stockholder ratification of the appointment of PricewaterhouseCoopers LLP as DRC's independent public accountants is not required. The Board, however, is submitting the appointment to the stockholders for ratification as a matter of good corporate practice. If the stockholders do not ratify the appointment, the Board of Directors will request that the Audit Committee reconsider its appointment of PricewaterhouseCoopers LLP for the fiscal year ending December 31, 2008, and consider such vote in its review and future appointment of the Company's independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different accounting firm at any time during the 2008 fiscal year if the Audit Committee determines that such a change would be in the best interests of DRC and its stockholders.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire. They will be available to respond to appropriate questions.

The Board of Directors unanimously recommends that you vote FOR this proposal.

Audit Committee Report

The Audit Committee of the Company's Board of Directors consists of Messrs. Underwood, Raspino and Roth. The Audit Committee operates under a written charter adopted by the Board of Directors. The committee charter is available on the Company's web site *(www.Dresser-Rand.com)*.

The Company's management is responsible for all financial statements and financial reporting processes of the Company and its direct and indirect subsidiaries, including the systems of internal accounting control. The independent registered public accounting firm is responsible for performing audits of the financial statements and for issuing opinions on the conformity of those financial statements with U.S. generally accepted accounting principles. The Audit Committee monitors the financial reporting processes and systems of internal control on behalf of the Board of Directors.

In this context, the Audit Committee has reviewed the audited financial statements for the fiscal year ended December 31, 2007, and has met and held discussions with management and the independent registered public accounting firm regarding such financial statements. Management represented to the Audit Committee that the consolidated financial statements for the fiscal year ended December 31, 2007, were prepared in accordance with U.S. generally accepted accounting principles. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61

(Communication with Audit Committees), as amended. The Audit Committee, in consultation with management, the independent registered public accounting firm and the internal auditor has reviewed management's report on internal control over financial reporting as of December 31, 2007, and the independent registered public accounting firm's attestation report (which are required pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and has considered the effectiveness of the Company's internal control over financial reporting.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with the independent registered public accounting firm the firm's independence from the Company and its management. In concluding that the firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the firm were compatible with its independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements of the Company be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

THE AUDIT COMMITTEE

Michael L. Underwood, *Chairman*
Louis A. Raspino
Philip R. Roth

Fees of Independent Registered Public Accountants

The Audit Committee has reviewed the audit fees of the independent auditors. For work performed in regard to fiscal years 2006 and 2007, DRC paid PricewaterhouseCoopers LLP the following fees for services, as categorized ($000):

	Fiscal Year 2006	Fiscal Year 2007
Audit Fees(1)	$11,680	$8,030
Audit-Related Fees(2)	$ 0	$ 0
Tax Fees(3)	$ 14	$ 0
All Other Fees(4)	$ 4	$ 28
Total Fees	$11,698	$8,058

(1) Includes fees for audit services principally relating to the annual audit, quarterly reviews and registration statements.

(2) Includes fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statement and not reported under audit fees.

(3) Includes fees for tax compliance, tax advice and tax planning. For example, tax compliance involves preparation of original and amended tax returns.

(4) Includes fees for all other services not reported under (1) through (3). These amounts reflect license fees for software PricewaterhouseCoopers LLP provides for research of accounting authorities, compliance with reporting obligations, and electronic workpaper documentation.

Our Board has a policy to assure the independence of its independent registered public accounting firm. Prior to each fiscal year, the Audit Committee receives a written report from PricewaterhouseCoopers LLP describing the elements expected to be performed in the course of its audit of the Company's financial statements for the coming year. All audit related services, tax services and other services were pre-approved for 2007 by the Audit Committee, which concluded that the provision of such services by PricewaterhouseCoopers LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. As required by its Charter, the Audit Committee pre-approves all auditing services, internal control-related services and permitted non-audit services (including the fees and terms thereof), other than prohibited non-auditing services as set forth in Sarbanes-

Oxley Act Section 201, to be performed for DRC by its independent registered public accounting firm, subject to any de minimus exceptions for non-audit services described in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting.

PROPOSAL 3

APPROVAL OF THE DRESSER-RAND GROUP INC. 2008 STOCK INCENTIVE PLAN

The third agenda item to be voted on is to approve the DRC 2008 Stock Incentive Plan. The Board of Directors unanimously recommends that you vote FOR this proposal.

Overview

We believe that our long-term interests are best advanced by aligning the interests of our employees (including officers), non-employee directors and other service providers with the interests of our stockholders. Therefore, in order to enable the Company and its subsidiaries and affiliates to attract, retain and motivate employees of the Company by providing for or increasing the proprietary interests of such individuals in the Company, and to enable the Company to attract, retain and motivate its non-employee directors and other service providers and further align their interests with those of the stockholders of the Company by providing for or increasing the proprietary interests of such directors and service providers in the Company, on March 10, 2008, the Compensation Committee, through authority delegated by the Board of Directors, adopted, subject to stockholder approval, the Dresser-Rand Group Inc. 2008 Stock Incentive Plan. Approval of the plan will permit the Company to continue to use stock-based compensation and to pay cash or stock-based incentive bonuses in order to align stockholder and employee interests and to motivate employees (including officers), non-employee directors and other service providers.

The plan enables the Compensation Committee to award incentive and nonqualified stock options, stock appreciation rights, shares of our common stock, restricted stock, restricted stock units and incentive bonuses (which may be paid in cash or stock or a combination thereof), any of which may be performance-based, with vesting and other award provisions that provide effective incentives to Company employees (including officers), non-employee directors and other service providers and alignment of stockholder, management and director interests.

Currently, our equity-based compensation programs are administered under the 2005 Stock Incentive Plan and the 2005 Directors Stock Incentive Plan (collectively referred to here as the "Prior Plans"). This Proposal 3 seeks stockholder approval of a new equity-based compensation plan. If approved, the new plan will replace the Prior Plans and will become the sole plan for providing equity-based incentive compensation to eligible employees, non-employee directors and service providers. No further awards will be granted under the Prior Plans from and after the date of stockholder approval of the new plan.

The following is a list of some of the plan features that the Board of Directors believes are consistent with the interests of stockholders and sound corporate governance practices.

- *Option Exercise Prices Must Not Be Lower than Fair Market Value.* The plan prohibits granting options or stock appreciation rights with exercise prices lower than the fair market value of underlying shares on the grant date, except in connection with substitute or replacement awards made in connection with a merger or other corporate acquisition.
- *No Repricings Without Stockholder Approval.* Other than in connection with a stock-split, reverse stock-split or similar change in the number of outstanding shares, the plan prohibits the repricing of stock options and stock appreciation rights without the approval of stockholders. This provision applies to both direct repricings (lowering the exercise price or strike price of a stock option or stock appreciation right) as well as

indirect repricings (canceling an outstanding stock option or stock appreciation right and granting a replacement stock option or stock appreciation right with a lower exercise price).

- *No "Re-Use" of Certain Shares.* The following shares will not again become eligible for issuance under the plan: shares subject to awards that have been retained by the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an award; shares subject to awards that otherwise do not result in the issuance of shares in connection with payment or settlement of an award; and shares that have been delivered (either actually or by attestation) to the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an award.

The Board of Directors believes that it is in the best interests of the Company and its stockholders to continue to provide for an equity incentive plan under which equity-based compensation awards made to the Company's named executive officers (other than the chief financial officer) can qualify for deductibility by the Company for federal income tax purposes. Accordingly, the plan has been structured in a manner such that awards under it can satisfy the requirements for "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code ("Section 162(m)"). In general, under Section 162(m), in order for us to be able to deduct compensation in excess of $1 million paid in any one year to our named executive officers listed on page 28 (other than the chief financial officer), such compensation must qualify as "performance-based." One of the requirements of "performance-based" compensation for purposes of Section 162(m) is that the material terms of the performance goals under which compensation may be paid be disclosed to and approved by the Company's stockholders. For purposes of Section 162(m) the material terms include:

- the employees eligible to receive compensation;
- a description of the business criteria on which the performance goals may be based; and
- the maximum amount of compensation that can be paid to an employee under the performance goal.

With respect to awards under the plan, each of these aspects is discussed below, and stockholder approval of the plan is intended to constitute approval of each of these aspects of the plan for purposes of the approval requirements of Section 162(m).

In summary, the Board of Directors believes that stockholder approval of this Proposal 3 is necessary to remain competitive in our industry and that the proposal is consistent with the Company's compensation policy.

Summary of the 2008 Stock Incentive Plan

The following description of the plan is not intended to be complete and is qualified in its entirety by the complete text of the plan, which is attached to this proxy statement as Appendix A. Stockholders are urged to read the plan in its entirety. Any capitalized terms that are used in this summary description but are not defined here or elsewhere in this proxy statement have the meanings assigned to them in the 2008 plan.

Background and Purpose of the Plan. Our Board of Directors, through authority delegated to the Compensation Committee, adopted the 2008 plan on March 10, 2008, subject to approval by stockholders at the 2008 Annual Meeting. If approved by stockholders, the plan will replace the Prior Plans, which are the only other equity plans we have currently in effect. See *Stock Subject to Plan* below. If the 2008 plan is approved by stockholders, the Prior Plans will be frozen, and awards will no longer be made under the Prior Plans. Any capitalized terms that are used in this summary description but are not defined here or elsewhere in this proxy statement have the meanings assigned to them in the plan.

The purpose of the plan is to provide employees (including officers), non-employee directors and other service providers with incentives for the future performance of services that are linked to the profitability of the Company's businesses and to the interests of its stockholders. Aspects of the plan also are intended to encourage employees (including officers), non-employee directors and other service providers to own Company stock, so that they may establish or increase their proprietary interest in the Company and align their interests with the interests of the stockholders.

Types of Awards Under the Plan. The plan allows the following types of awards:

- Stock options (both incentive stock options (ISOs) and "non-qualified" stock options);
- Stock appreciation rights (SARs), alone or in conjunction with stock options or other awards;
- Grants of our common shares;
- Shares of restricted stock and restricted stock units (RSUs); and
- Incentive bonuses which may be paid in cash, stock, or a combination thereof.

Administration. The plan is administered by the Compensation Committee of the Board of Directors except that our Nominating and Governance Committee makes grants to our non-employee directors. Members of the Compensation Committee may be replaced by the Board of Directors. The Compensation Committee has broad authority, subject to the provisions of the plan, to administer and interpret the plan, including, without limitation, the authority to:

- prescribe, amend and rescind rules and regulations relating to the plan and to define terms not otherwise defined in the plan;
- determine which persons are plan participants, to which of such participants awards will be granted and the timing of any such awards;
- grant awards and determine the terms and conditions of those grants, including the number of shares subject to awards and the exercise or purchase price of such shares and the circumstances under which awards become exercisable or vested or are forfeited or expire;
- establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any award;
- prescribe and amend the terms of the agreements or other documents evidencing awards and the terms of or form of any document or notice required to be delivered to the Company by participants under the plan;
- determine the extent to which adjustments are required in relation to changes in the Company's capitalization, such as stock-splits, reverse stock-splits or dividends;
- interpret and construe the plan, any rules and regulations under the plan and the terms and conditions of any award, and to make exceptions to any such provisions in good faith in extraordinary circumstances; and
- make all other determinations deemed necessary or advisable for the administration of the plan.

All decisions and actions of the Compensation Committee are final and binding on all participants. Subject to certain limitations, the Compensation Committee may by resolution authorize one or more officers of the Company to perform any or all things the Committee is authorized and empowered to do or perform under the plan. The plan permits the Company's Board of Directors to exercise the Compensation Committee's powers, other than with respect to matters required by law to be determined by the Compensation Committee. The Compensation Committee does not have the authority to reduce the exercise price for any stock option or stock appreciation right by repricing or replacing that stock option or stock appreciation right unless the Company has obtained the prior consent of its stockholders. The Committee may delegate any or all aspects of the day-to-day administration of the plan to one or more officers or employees of the Company or any subsidiary, and/or to one or more agents.

Stock Subject to Plan. The maximum number of shares that may be issued under the plan is equal to six million shares. As of March 18, 2008, a total of 2,160,664 shares remained available for awards under the Prior Plans, and a total of 1,753,839 shares were subject to outstanding awards under the Prior Plans. Of the 1,124,299 shares subject to outstanding option awards, the weighted average remaining contractual term was 3.62 years with a weighted average exercise price of $25.70.

Shares of Common Stock issued under the plan may be either authorized and unissued shares or previously issued shares acquired by the Company. On termination or expiration of an unexercised option, SAR or other stock-based award under the plan (including cancelled or otherwise terminated options under the Prior Plans), in whole or in part, the number of shares of Common Stock subject to such award again becomes available for grant under the plan. Any shares of restricted stock forfeited as described below will become available for grant. However, the following shares will *not* again become eligible for issuance under the plan: shares subject to awards that have been retained by the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an award; shares subject to awards that otherwise do not result in the issuance of shares in connection with payment or settlement of an award; and shares that have been delivered (either actually or by attestation) to the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an award. Under the plan, no single participant may be granted awards covering more than eight hundred thousand (800,000) shares of Common Stock in any fiscal year. The maximum number of shares of Common Stock that may be issued pursuant to stock options intended to be incentive stock options is six million (6,000,000) shares.

In the event of any change in capitalization of the Company, such as a stock split, corporate transaction, merger, consolidation, separation, spin off, or other distribution of stock or property of the Company, any reorganization, any partial or complete liquidation of the Company or any extraordinary cash or stock dividend, the Compensation Committee will make appropriate substitutions or adjustments in the aggregate number and kind of shares reserved for issuance under the plan, in the share limitations for awards set forth in the plan and in the number of shares subject to and exercise price of outstanding awards, or will make such other equitable substitution or adjustments as it may determine to be appropriate.

Eligibility. Employees (including officers), non-employee directors and service providers of the Company and its subsidiaries and affiliates are eligible for grants under the plan. The Board of Directors has identified these classes of individuals as those whose services are linked most directly to the profitability of our businesses and to the interests of our stockholders. In determining the persons to whom grants will be awarded and the number of shares to be covered by each grant, the Compensation Committee may take into account, among other things, the duties of the respective persons, their present and potential contributions to the success of the Company and such other factors as the Compensation Committee deems relevant in connection with accomplishing the purpose of the plan. Because awards are established at the discretion of the Compensation Committee subject to the limits described above, the number of shares that may be granted to any participant under the plan cannot be determined. As of March 18, 2008, there would be approximately 6,000 eligible participants under the plan.

Terms and Conditions of Stock Options. Stock options granted to participants may be granted alone or in addition to other awards granted under the plan and may be of two types: (i) incentive stock options within the meaning of Section 422 of the Internal Revenue Code; or (ii) non-qualified stock options, which are not intended to be incentive stock options. All stock options granted under the plan will be evidenced by a written agreement between the Company and the participant. Each agreement will provide, among other things, whether it is intended to be an agreement for an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not exceed 10 years, and other terms and conditions.

Subject to the express provisions of the plan, options generally may be exercised over such period, in installments or otherwise, as the Compensation Committee may determine. If the Compensation Committee provides that any stock option is exercisable only in installments, the Compensation Committee may at any time waive such installment exercise provisions, in whole or in part, based on such factors as it, in its sole discretion, deems appropriate, and the Compensation Committee may at any time accelerate the exercisability of any stock option. Dividend equivalents may not be granted with respect to shares underlying stock options.

The exercise price for any stock option granted may not be less than the fair market value of the Common Stock subject to that option on the grant date. There is one exception to this requirement. This exception allows the exercise price per share with respect to an option that is granted in connection with a merger or other acquisition as a substitute or replacement award for options held by optionees of the acquired entity to be less than 100% of the fair market value on the grant date if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition. The exercise price may be paid in shares, cash or a combination thereof, as determined by the Compensation Committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares and withholding of shares deliverable upon exercise.

Options granted under the plan may not be transferred except by will or by the laws of descent and distribution, and each option or Stock Appreciation Right shall be exercisable only by the participant during his or her lifetime.

Following termination of employment, the participant's right to exercise an option then held shall be determined by the Compensation Committee and set forth in an award agreement. In all cases, individual option agreements may provide for different terms, and in no case may an option be exercised after the expiration of its term.

Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights may be granted alone ("freestanding SARs") or in conjunction with all or part of a stock option ("tandem SARs"). Upon exercising an SAR, the participant is entitled to receive the amount by which the fair market value of the Common Stock at the time of exercise exceeds the strike price of the SAR. The strike price of a freestanding SAR will be specified in the award agreement and is subject to the same limitations as the exercise price of an option. The strike price of a tandem SAR is the same as the exercise price of the related option. This amount is payable in Common Stock, cash, or a combination of Common Stock and cash, at the Compensation Committee's discretion. The other terms and conditions that apply to stock options, including the provisions that apply in the event of a participant's termination of employment, also generally apply to freestanding SARs.

A participant may exercise a freestanding SAR in the manner determined by the Compensation Committee and specified in the award agreement, but may only exercise a tandem SAR if the related stock option is also exercisable. A participant's tandem SAR will not be exercisable if the participant has already exercised the related stock option, or if that option has terminated. See *Terms and Conditions of Stock Options* for details. Similarly, once a participant exercises a tandem SAR, the related stock options will no longer be exercisable. Dividend equivalents may not be granted with respect to shares underlying stock appreciation rights.

Terms and Conditions of Grants of Common Shares, Restricted Stock and RSUs. Common shares may be granted to participants, subject to such conditions as determined by the Compensation Committee. A restricted stock award is an award of Common Shares (as defined in the plan) with restrictions that lapse in installments over a vesting period following the grant date. The plan also allows for restricted stock treated as a performance award, under which the grant, issuance or vesting of an award would be based on satisfaction of pre-established objective performance criteria over a performance period of at least one year. A restricted stock unit, or RSU, provides for the issuance of shares of stock following the vesting date or dates associated with the award.

Shares of restricted stock and RSUs may be awarded either alone or in addition to other awards granted under the plan. The Compensation Committee will determine the eligible individuals to whom grants will be awarded, and the terms and conditions of the grants subject to the limitations contained in the plan.

Unless otherwise determined by the Compensation Committee, the recipient of a restricted stock award will have, with respect to the shares of restricted stock, all of the rights of a stockholder of the Company holding the type of shares that are the subject of the restricted stock, including, if applicable, the right to vote the shares and receive any cash dividends (which may be deferred by the Compensation Committee and reinvested in additional restricted stock). Holders of RSUs are not entitled to voting rights in the shares of Common Stock underlying their units until the underlying shares are actually reflected as issued and outstanding shares on the Company's stock ledger. Common Shares (as defined in the plan) underlying the RSUs shall not have rights to receive dividends or dividend equivalents, unless otherwise provided by the Compensation Committee.

Terms and Conditions of Incentive Bonuses. An incentive bonus is an opportunity for a participant to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period of not less than one year. The maximum cash amount payable pursuant to that portion of an incentive bonus granted in any calendar year to any participant that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall not exceed $10,000,000. The terms of any incentive bonus will be set forth in an award agreement that will include provisions regarding (i) the target and maximum amount payable to the participant, (ii) the performance criteria and level of achievement versus these criteria that shall determine the amount of such payment, (iii) the term of the performance period as to which performance shall be measured for determining the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the incentive bonus prior to actual payment, (vi) forfeiture provisions and (vii) such further terms and conditions as determined by the Committee.

The Committee shall establish the performance criteria and level of achievement versus these criteria that shall determine the target and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. The Committee may specify the percentage of the target incentive bonus that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code, in which case the performance criteria will be determined as specified below under "Performance Goals May Apply to Stock Options, Stock Appreciation Rights, Restricted Stock, RSUs and Incentive Bonuses." The Committee shall certify the extent to which any performance criteria have been satisfied, and the amount payable as a result thereof, prior to payment of any incentive bonus that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code.

The Committee shall determine the timing of payment of any incentive bonus. Payment of the amount due under an incentive bonus may be made in cash or in shares, as determined by the Committee.

Performance Goals May Apply to Stock Options, Stock Appreciation Rights, Restricted Stock, RSUs and Incentive Bonuses. The Compensation Committee may specify certain performance criteria, which must be satisfied before stock options, stock appreciation rights, restricted stock and RSUs will be granted or will vest or incentive bonuses will become payable.

"Performance goals" means the specific objectives that may be established by the Compensation Committee, from time to time, with respect to a grant. These objectives may be based on the attainment of specified levels of one or more of the following measures, applied to either the Company as a whole or to a business unit or a subsidiary or division, either individually, alternatively or in any combination, and measured either quarterly, annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, as applicable: (i) revenue growth; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings before interest, taxes and amortization; (iv) operating income; (v) pre- or after-tax income; (vi) cash flow; (vii) cash flow per share; (viii) net income; (ix) earnings per share; (x) return on equity; (xi) return on invested capital; (xii) return on assets; (xiii) economic value added (or an equivalent metric); (xiv) share price performance; (xv) total stockholder return; (xvi) improvement in or attainment of expense levels; (xvii) improvement in or attainment of working capital levels; or (xviii) debt reduction.

Under the plan and to the extent consistent with Section 162(m) of the Code, the Compensation Committee (i) shall adjust any evaluation of performance under a performance goal to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or related to a change in accounting principle all determined in accordance with Accounting Principles Board Opinion No. 30 or other applicable or successor accounting provisions, and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year, and (ii) may appropriately adjust any evaluation of performance under a Quality Performance Criteria to exclude any of the following events that occurs during a performance period: (a) asset write-downs, (b) litigation, claims, judgments or settlements; (c) the effect of change in tax law or other such law or provisions affecting reported results, (d) the adverse effect of work stoppages and slowdowns, (e) accruals for reorganization and restructuring programs and (f) accruals of any amounts for payment under the plan or any other compensation arrangement maintained by the Company. Performance goals established by the Compensation Committee may be different with respect to different grantees. The Compensation Committee has the authority to make equitable adjustments to any performance goal.

With respect to grants made to our named executive officers (other than the chief financial officer), the vesting or payment of which are to be made subject to performance goals, the Compensation Committee may design such grants or a portion of them to comply with the applicable provisions of Section 162(m) of the Internal Revenue Code, including, without limitation, those provisions relating to the pre-establishment and certification of those performance goals. With respect to grants not intended to comply with Section 162(m) officers, performance goals may also include such individual or subjective performance criteria as the Compensation Committee may, from time to time, establish. Performance goals applicable to any grant may include a threshold level of performance below which no portion of the grant will become vested or payable, and levels of performance at which specified percentages of such grant will become vested or payable.

Automatic Annual Grants to Non-employee Directors. In addition to any discretionary grants, immediately following the first regular meeting of the Board in any full calendar year the plan is in effect, each non-employee director then in office shall receive an annual grant of Common Shares or the right to receive Common Shares. The form of award shall be determined by the Committee and the value of the award shall be determined by the Board (and initially shall be $90,000). Each annual grant will vest as determined by the Nominating and Governance Committee, subject to the director remaining in office on each vesting date. Each Annual Grant shall also become vested upon the director's death or disability or upon a change in control (as defined in the Plan).

Change in Control. The Committee may provide in any award agreement provisions relating to the treatment of Awards in the event of a change in control. The Committee may provide for the acceleration of vesting of, or the lapse of transfer or other similar restrictions on, awards, for a cash payment based on the change in control price (as defined in the plan) in settlement of awards, or for the assumption or substitution of awards by a participant's employer (or the parent or an affiliate of such employer) immediately following the change in control.

Amendment and Termination. The Board of Directors may amend, alter or discontinue the plan and the Committee may amend, or alter any agreement or other document evidencing an award made under the plan, but no such amendment shall, without the approval of the Company's stockholders, reduce the exercise price of outstanding options or SARs, reduce the price at which options may be granted or otherwise amend the plan in any manner requiring stockholder approval by law or under the New York Stock Exchange listing requirements. No amendment or alteration to the plan or an award shall be made which would impair the rights of a participant, without the participant's consent, provided that no such consent shall be required if the Committee determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for the Company, the plan or the award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard. If approved by stockholders, unless earlier terminated by the Board of Directors, the plan will continue in effect until March 10, 2018.

Repricings. The plan prohibits the repricing of stock options and stock appreciation rights without the approval of the stockholders. This provision applies to both direct repricings (lowering the exercise price or strike price of a stock option or stock appreciation right) as well as indirect repricings (canceling an outstanding stock option or stock appreciation right and granting a replacement stock option or stock appreciation right with a lower exercise price or strike price).

New Plan Benefits. Because benefits under the plan will depend on the Compensation Committee's actions and the fair market value of the Common Stock at various future dates, it is not possible to determine the benefits that will be received by directors, executive officers and other employees if the plan is approved by stockholders. As of March 18, 2008, the closing price of our Common Stock was $29.38 per share.

U.S. Federal Income Tax Consequences. The following tax discussion is a brief summary of current U.S. federal income tax law applicable to stock options as of February 12, 2008. The discussion is intended solely for general information and does not make specific representations to any option award recipient. The discussion does not address state, local or foreign income tax rules or other U.S. tax provisions, such as estate or gift taxes. A recipient's particular situation may be such that some variation of the basic rules is applicable to him or her. In addition, the federal income tax laws and regulations frequently have been revised and may be changed again at any time. Therefore, each recipient is urged to consult a tax advisor before exercising any award or before disposing of any shares acquired under the plan both with respect to federal income tax consequences as well as any foreign, state or local tax consequences.

Stock Options. The grant of a non-qualified stock option (NSO) is not a taxable event for the optionee and the Company obtains no deduction from the grant of the NSO. Upon the exercise of a NSO, the amount by which the fair market value of the shares on the date of exercise exceeds the exercise price will be taxed to the optionee as ordinary income. In general, the Company will be entitled to a deduction in the same amount. In general, the optionee's tax basis in the shares acquired by exercising a NSO is equal to the fair market value of such shares on the date of exercise. Upon a subsequent sale of any such shares in a taxable transaction, the optionee will realize capital gain or loss (long-term or short-term, depending on how long the shares were held before the sale) in an amount equal to the difference between his or her basis in the shares and the sale price.

Special rules apply if an optionee pays the exercise price upon exercise of NSOs with previously acquired shares of stock. Such a transaction is treated as a tax-free exchange of the old shares for the same number of new shares. To that extent, the optionee's basis in a portion of the new shares will be the same as his or her basis in the old shares, and the capital gain holding period runs without interruption from the date when the old shares were acquired. The optionee will be taxed for ordinary income on the amount of the difference between (a) the value of any new shares received and (b) the fair market value of any old shares surrendered plus any cash the optionee pays for the new shares. The optionee's basis in the additional shares (i.e., the shares acquired upon exercise of the option in excess of the shares surrendered) is equal to the fair market value of such shares on the date the shares were transferred, and the capital gain holding period commences on the same date. The effect of these rules is to defer the date when any gain in the old shares that are used to buy new shares must be recognized for tax purposes. Stated differently, these rules allow an optionee to finance the exercise of a NSO by using shares of stock that he or she already owns, without paying current tax on any unrealized appreciation in those old shares.

In general, no taxable income is realized by an optionee upon the grant of an incentive stock option (ISO). If shares of Common Stock are issued to a participant pursuant to the exercise of an ISO granted under the plan and the participant does not dispose of such shares within the two-year period after the date of grant or within one year after the receipt of such shares by the participant (a "disqualifying disposition"), then, generally (a) the participant will not realize ordinary income upon exercise and (b) upon sale of such shares, any amount realized in excess of the exercise price paid for the shares will be taxed to such participant as capital gain (or loss). The amount by which the fair market value of the Common Stock on the exercise date of an incentive stock option exceeds the purchase price generally will constitute an item that increases the participant's "alternative minimum taxable income." The Company will not be entitled to a deduction if the participant disposes of the shares other than in a disqualifying disposition.

If shares acquired upon the exercise of an ISO are disposed of in a disqualifying disposition, the participant generally would include in ordinary income in the year of disposition an amount equal to the excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares), over the exercise price paid for the shares. In general, the Company will be entitled to a deduction generally equal to the amount of the ordinary income recognized by the participant.

Subject to certain exceptions, an ISO generally will not be treated as an ISO if it is exercised more than three months following termination of employment. If an ISO is exercised at a time when it no longer qualifies as an ISO, such option will be treated as a non-qualified stock option as discussed above.

Stock Appreciation Rights. The grant of a stock appreciation right is generally not a taxable event for a participant. Upon exercise of the stock appreciation right, the participant will generally recognize ordinary income equal to the cash or the fair market value of any shares received. The participant will be subject to income tax withholding at the time when the ordinary income is recognized. The Company will generally be entitled to a tax deduction at the same time for the same amount. The participant's subsequent sale of any shares received upon exercise of a stock appreciation right generally will give rise to capital gain or loss equal to the difference between the sale price and the ordinary income recognized when the participant received the shares, and these capital gains or losses will be taxable as capital gains (long-term or short-term, depending on how long the shares were held before the sale).

Common Shares, Restricted Stock and Restricted Stock Units. Grants of common shares will result in the grantee recognizing ordinary income in an amount equal to the value of the shares at such time, and the Company generally will receive a corresponding deduction. Grantees of restricted stock or restricted stock units do not recognize income at the time of the grant of such restricted stock or restricted stock units. However, when the restricted stock or restricted stock units vest or are paid, as applicable, grantees generally recognize ordinary income in an amount equal to the fair market value of the stock or units at such time, and the Company will generally receive a corresponding deduction.

A participant could, within 30 days after the date of an award of restricted stock (but not an award of restricted stock units), elect under Section 83(b) of the Code to report compensation income for the tax year in which the award of restricted stock occurs. If the participant makes such an election, the amount of compensation income would be the value of the restricted stock at the time of grant. Any later appreciation in the value of the restricted stock would be treated as capital gain and realized only upon the sale of the stock subject to the award of restricted stock. If, however, restricted stock is forfeited after the participant makes such an election, the participant would not be allowed any deduction for the amount earlier taken into income. Upon the sale of shares subject to the restricted stock, a participant would realize capital gain (or loss) in the amount of the difference between the sale price and the value of the shares previously reported by the participant as compensation income.

In connection with awards under the plan, the Company may withhold from any cash otherwise payable to a participant or require a participant to remit to the Company an amount sufficient to satisfy federal, state, local and foreign withholding taxes. Tax withholding obligations could be satisfied by withholding shares to be received upon exercise of an option or stock appreciation right, the vesting of restricted stock, or the payment of a restricted stock unit or performance award unit or by delivery to the Company of previously owned shares of Common Stock subject to certain holding period requirements.

Incentive Bonuses. In general, a participant will be taxed at the time of payment of any incentive bonus. the amount subject to tax will be the amount of cash paid and, if applicable, the fair market value of any shares transferred to the participant. The Company will generally be entitled to a tax deduction at the same time for the same amount. The participant's subsequent sale of any shares transferred in payment of an incentive bonus generally will give rise to capital gain or loss equal to the difference between the sale price and the ordinary income recognized when the participant received the shares, and these capital gains or losses will be taxable as capital gains (long-term or short-term, depending on how long the shares were held before the sale).

Potential Limitation on Company Deductions. As described above, Section 162(m) denies a deduction to any publicly held corporation for compensation paid to certain employees in a taxable year to the extent that compensation exceeds $1,000,000 for a covered employee. It is possible that compensation attributable to awards under the plan, either of their own or when combined with all other types of compensation received by a covered employee from the Company, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. The plan is designed to allow grants of awards that are "performance based" within this definition.

The Board of Directors unanimously recommends that you vote FOR this proposal.

PROPOSAL 4

STOCKHOLDER PROPOSAL

The fourth agenda item to be voted on is a stockholder proposal. CWA/ITU Negotiated Pension Plan, 831 S. Nevada Ave., Suite 120, Colorado Springs, CO 80903, owner of more than $2,000 of DRC's common stock, has given notice of its intention to present a proposal at the Annual Meeting. The proposal and the proponent's supporting statement appear below in italics.

The Board of Directors unanimously recommends that you vote AGAINST this proposal for the reasons stated under "Board Response" below.

Resolved: The shareholders of Dresser-Rand Group Inc. request that the Board of Directors adopt a policy that shareholders will be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Company's management, to approve or disapprove the compensation of the named executive officers disclosed in the Summary Compensation Table of the proxy statement. The board should provide appropriate disclosures to ensure that shareholders understand that the vote is advisory and will neither abrogate any employment agreement nor affect any compensation already paid or awarded.

Supporting Statement

In our view, existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with adequate means for communicating their views on senior executive compensation to boards of directors. In contrast, in the United Kingdom, shareholders of public companies are permitted to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote is not binding, but it gives shareholders an opportunity to communicate views in a manner that could influence senior executive compensation.

"Say on Pay" in the U.K., we believe, serves a constructive purpose. A study by the Yale School of Management found that the resulting dialogue between boards and shareholders appeared to moderate pay increases, enhance the ability of compensation committees to stand up to insider pressures, and add legitimacy to the executive compensation process. [Stephen Davis, "Does 'Say and Pay' Work?" Millstein Center for Corporate Governance and Performance, Yale, 2007]

U.S. stock exchange listing standards currently require shareholder approval of equity-based compensation plans. However, those plans give compensation committees broad discretion in making awards and establishing performance thresholds. Also, the performance criteria submitted for shareholder approval are generally stated in broad terms that, in our view, do not effectively constrain compensation.

Under the circumstances, we do not believe shareholders have an adequate mechanism for providing feedback with respect to the application of those general criteria to individual pay packages. [See Lucian Bebchuk & Jesse Fried, Pay Without Performance (2004), p. 49.] While withholding votes from compensation committee members who stand for reelection is an option, we believe that course is a blunt and insufficient instrument for registering dissatisfaction with the way committees have administered compensation plans and policies.

Our CEO received compensation in excess of $12.1 million in 2006. This proposal looks to the future and would give shareholders a voice that could help assure that such excessive compensation does not continue. The annual "Say on Pay" would also provide a focus for media scrutiny that could assist in bringing about more reasonable compensation practices.

We urge Dresser-Rand's board to allow shareholders to express their opinion about senior executive compensation by establishing an annual shareholder "Say on Pay." We believe the results of such a vote would provide our Board with useful information about whether shareholders view the company's senior executive compensation, as reported each year in the proxy statement, to be appropriate.

Board Response

The Board has considered this stockholder proposal and, for the reasons below, the Board believes that its adoption is both unnecessary and contrary to the best interests of the Company and its stockholders.

The proposal suggests that an advisory vote would inform management and the Board about stockholder views. However, the Company's stockholders already have an avenue for communicating with the Board on any issue, including executive compensation. Specifically, as described in the section of this proxy statement captioned "Communications with the Board," stockholders may contact the Chairman of the Board, the entire Board or any individual member of the Board (including members of the Compensation Committee). Thus, the Company's current form of direct communication provides stockholders avenues to express their views on precise issues in ways that a referendum does not. In this regard, an advisory vote would not provide the Board or its Compensation Committee helpful information, as it would not identify the particular compensation policies and decisions with which stockholders may be concerned. Thus, the Board believes that an advisory vote on executive compensation is unnecessary because the Company's current practices facilitate good communication between the Board and our stockholders on all matters of interest to our stockholders.

Implementation of the proposal also may hinder the Company's ability to attract the most qualified executive talent. It is critical for our Board and its Compensation Committee to maintain flexibility in shaping our compensation programs in order to serve the best interests of our Company and our stockholders. As discussed in the section of this proxy statement captioned "Compensation Discussion and Analysis," the Compensation

Committee (which is composed solely of independent directors) designs our executive compensation programs to attract, motivate, and retain outstanding employees and to align the interests of our executives with those of our stockholders. The Compensation Committee takes seriously its responsibility for evaluating the performance of and setting compensation for the Company's executive officers, and the Board believes that the Compensation Committee is best equipped to consider the complex factors that affect compensation, such as the Company's strategic goals and industry, the market for executive talent, individual contributions, and evolving governance trends. Moreover, this proposal appears to be based on a requirement in the United Kingdom and some other countries. However, its inapplicability to the United States is demonstrated by the fact that only a few U.S. companies have agreed to adopt an advisory vote on executive compensation in the future. Accordingly, we believe that adoption of this practice could put our Company at a competitive disadvantage and negatively affect stockholder value by making it more difficult for the Company to attract and retain executive officers due to a perception that the advisory vote may limit the Company's ability to be responsive to changes in the market for executive talent.

The Board also disagrees with the proposal's suggestion that an advisory vote is necessary in light of the Company's current executive compensation program. The Supporting Statement for the proposal implies that the Company's Chief Executive Officer received compensation in excess of $12.1 million in 2006 and that such compensation was excessive. As fully explained in the Company's Proxy Statement dated May 16, 2007, most of Mr. Volpe's compensation in 2006 was derived from a program that First Reserve Corporation implemented as part of its acquisition of the Company. This program, which required an investment of personal funds by Mr. Volpe, was not designed or controlled by the Company, and the cash payments were paid by First Reserve Corporation and **not by the Company**. A detailed discussion of the Company's compensation decisions associated with Mr. Volpe's 2006 compensation is set forth in the 2007 Proxy Statement. Moreover, Mr. Volpe's compensation in 2007 is considerably less than 2006, even though some of his compensation in 2007 still reflects his participation in the First Reserve program, as set forth in the Summary Compensation Table on page 44 of this proxy statement.

Finally, the Board believes that the proposal is motivated by the unsuccessful efforts of a labor union representing Company employees to achieve its bargaining objectives with the Company. The proposal was submitted by a pension fund the vast majority of whose beneficiaries are members or retired members of labor union CWA. The Industrial Division of CWA (IUE-CWA) Local 313 represents employees at a Company facility who went on strike for sixteen weeks during 2007. During the strike, the local union complained repeatedly about the Company's executive compensation practices. The local union's leadership claimed that money the Company saved in an earlier contract negotiation for a separate facility went "directly in the pockets of [the Company's] top executives." The local union also claimed in a press release that, "Dresser-Rand executives want to break Local 313 so that they can receive even larger profits." The Board disagrees with these claims and believes that this proposal is inappropriate.

The Board of Directors unanimously recommends that you vote AGAINST this proposal.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the Annual Meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies will be voted in accordance with the recommendation of the Board, or in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

CORPORATE GOVERNANCE AND RELATED MATTERS

Director Independence

In determining director independence, DRC employs the standards set forth in the New York Stock Exchange ("NYSE") listed company manual. The independence test included in the NYSE listing standard requires that the

Board determine that the director have no direct or indirect material relationship with DRC. Additionally, a director is not independent if:

- The director is or has been within the last three years an employee of DRC (or an immediate family member of such director is or was within the last three years an executive officer of DRC).
- The director or an immediate family member received more than $100,000 during any 12-month period within the last three years in compensation from DRC (other than for director and committee fees, pensions or other deferred compensation from prior service).
- The director or an immediate family member is a current partner of DRC's internal or external auditor, the director is a current employee of such firm, an immediate family member is a current employee of such firm who participates in the audit, assurance or tax compliance practice, or the director or immediate family member was in the last three years, but is no longer, a partner or employee of such firm and personally worked on DRC's audit during that time.
- The director or an immediate family member is or has been within the last three years employed as an executive officer by any company whose Compensation Committee includes or included a current executive officer of DRC.
- The director is a current employee (or an immediate family member is a current executive officer) of another company that made payments to, or received payments from, DRC for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenue.

In addition, members of our Audit Committee must meet the following additional independence requirements under the SEC's rules:

- no director who is a member of the Audit Committee shall be deemed independent if such director is affiliated with DRC or any of its subsidiaries in any capacity, other than in such director's capacity as a member of our Board of Directors, the Audit Committee or any other board committee; and
- no director who is a member of the Audit Committee shall be deemed independent if such director receives, directly or indirectly, any consulting, advisory or other compensatory fee from DRC or any of its subsidiaries, other than fees received in such director's capacity as a member of our Board of Directors, the Audit Committee or any other Board committee, and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with DRC (provided such compensation is not contingent in any way on continued service).

Applying the NYSE test, the Board has affirmatively determined that Messrs. Macaulay, Raspino, Roth, Underwood, Vettier, Winkler and Ms. Foley are independent, and that all members of the Audit Committee meet the heightened requirements for independence set forth above. The Board also determined that Messrs. McComiskey and Moore, whose terms expired at the 2007 Annual Meeting, were independent. In addition, the Board affirmatively determined that Mr. Volpe is not independent because he is the President and Chief Executive Officer of DRC.

The Board of Directors and its Committees

The Board of Directors held 4 meetings in 2007, either in person or by telephone. Each director attended at least 75% of all Board and applicable committee meetings during 2007. Directors are encouraged to attend stockholder meetings. Six Directors attended the 2007 Annual Meeting. In connection with each of the quarterly Board meetings, the non-management Directors will meet in executive session without any employee directors or members of management present. If the Board convenes a special meeting, the non-management directors may meet in executive session if the circumstances warrant. The Chairman of the Board presides at each executive session of the non-management directors.

also assess the candidate's qualifications as an independent director under the current independence standards of the NYSE. In addition, the Committee will consider the prospective candidate in light of the current composition of the Board and the collective Board members' skills, expertise, industry and regulatory knowledge, and diversity of perspectives. The candidate must also have time available to devote to Board activities and the ability to work collegially and to serve the interests of all stockholders. In the case of candidates recommended by stockholders, the Committee will also consider the capability of the candidate to discharge his or her fiduciary obligations to all stockholders. As necessary, DRC may engage the services of a third party for a fee to identify and evaluate prospective nominees.

In determining whether to recommend a director for re-election, the Nominating and Governance Committee considers the director's past attendance at meetings and participation in and contribution to the activities of the Board.

DRC's Nominating and Governance Committee will consider recommendations for candidates for the Board of Directors received from its stockholders. Any stockholder wishing to propose a nominee for consideration by the Nominating and Governance Committee should submit the recommendation in writing to the Nominating and Governance Committee, care of the Company's Corporate Secretary and must include: (i) the name of the stockholder making the recommendation; (ii) the recommended candidate's name and a brief resume setting forth the recommended candidate's business and educational background and qualifications for service; (iii) a summary of the recommended candidate's qualifications for membership on the Board; (iv) the number of shares of the Company's common stock owned beneficially or of record by both the stockholder making the recommendation and the recommended candidate; and (v) a notarized consent signed by the recommended candidate stating the recommended candidate's willingness to be nominated and to serve if elected. The Nominating and Governance Committee may request additional information from the stockholder making the recommendation and/or the recommended candidate. The Nominating and Governance Committee will evaluate candidates recommended by stockholders using the same process and criteria that are used in evaluating candidates through the normal process of the Nominating and Governance Committee.

In accordance with DRC's Amended and Restated Bylaws, any stockholder entitled to vote for the election of directors at an Annual Meeting may nominate persons for election as directors. For the 2009 Annual Meeting, a stockholder may nominate persons for election as directors only if the Secretary of DRC receives written notice of any such nominations no earlier than December 2, 2008, and no later than January 1, 2009. Any stockholder notice of intention to nominate a director shall include:

- the name and address of the stockholder;
- the class and number of shares of DRC that are beneficially owned by the stockholder;
- the name of the person nominated by the stockholder;
- all other information regarding such nominee as would be required in a proxy statement filed pursuant to applicable rules promulgated by the SEC or otherwise required by Regulation 14A of the Exchange Act; and
- the written consent of the nominee to being named in the proxy statement and to serve as a director if elected.

DRC did not receive any stockholder recommendations for Director nominees to be considered by the Nominating and Governance Committee in connection with the Annual Meeting.

Code of Conduct

DRC has adopted a Code of Conduct that applies to all employees, executive officers and Directors of DRC. The Code of Conduct is posted on DRC's website, *www.Dresser-Rand.com,* and is available in print upon written request by any stockholder at no cost. The request should be submitted to DRC, c/o Mark F. Mai, 1200 West Sam Houston Parkway North, Houston, Texas 77043. Any waiver of any provision of the Code of Conduct granted to an executive officer or Director may only be made by the Board or a Committee of the Board authorized to do so and will be promptly disclosed on DRC's website at *www.Dresser-Rand.com* or in a report on Form 8-K.

Board determine that the director have no direct or indirect material relationship with DRC. Additionally, a director is not independent if:

- The director is or has been within the last three years an employee of DRC (or an immediate family member of such director is or was within the last three years an executive officer of DRC).
- The director or an immediate family member received more than $100,000 during any 12-month period within the last three years in compensation from DRC (other than for director and committee fees, pensions or other deferred compensation from prior service).
- The director or an immediate family member is a current partner of DRC's internal or external auditor, the director is a current employee of such firm, an immediate family member is a current employee of such firm who participates in the audit, assurance or tax compliance practice, or the director or immediate family member was in the last three years, but is no longer, a partner or employee of such firm and personally worked on DRC's audit during that time.
- The director or an immediate family member is or has been within the last three years employed as an executive officer by any company whose Compensation Committee includes or included a current executive officer of DRC.
- The director is a current employee (or an immediate family member is a current executive officer) of another company that made payments to, or received payments from, DRC for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenue.

In addition, members of our Audit Committee must meet the following additional independence requirements under the SEC's rules:

- no director who is a member of the Audit Committee shall be deemed independent if such director is affiliated with DRC or any of its subsidiaries in any capacity, other than in such director's capacity as a member of our Board of Directors, the Audit Committee or any other board committee; and
- no director who is a member of the Audit Committee shall be deemed independent if such director receives, directly or indirectly, any consulting, advisory or other compensatory fee from DRC or any of its subsidiaries, other than fees received in such director's capacity as a member of our Board of Directors, the Audit Committee or any other Board committee, and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with DRC (provided such compensation is not contingent in any way on continued service).

Applying the NYSE test, the Board has affirmatively determined that Messrs. Macaulay, Raspino, Roth, Underwood, Vettier, Winkler and Ms. Foley are independent, and that all members of the Audit Committee meet the heightened requirements for independence set forth above. The Board also determined that Messrs. McComiskey and Moore, whose terms expired at the 2007 Annual Meeting, were independent. In addition, the Board affirmatively determined that Mr. Volpe is not independent because he is the President and Chief Executive Officer of DRC.

The Board of Directors and its Committees

The Board of Directors held 4 meetings in 2007, either in person or by telephone. Each director attended at least 75% of all Board and applicable committee meetings during 2007. Directors are encouraged to attend stockholder meetings. Six Directors attended the 2007 Annual Meeting. In connection with each of the quarterly Board meetings, the non-management Directors will meet in executive session without any employee directors or members of management present. If the Board convenes a special meeting, the non-management directors may meet in executive session if the circumstances warrant. The Chairman of the Board presides at each executive session of the non-management directors.

DRC has standing Audit, Compensation and Nominating and Governance Committees. The committee members are as follows:

Name	Audit	Compensation	Nominating and Governance
Rita V. Foley		X	
Louis A. Raspino	X	X*	
Philip R. Roth	X		X*
Michael L. Underwood	X*		X
Jean-Paul Vettier		X	
Joseph C. Winkler III			X

* Chairman.

The Audit, Compensation and Nominating and Governance Committees held fourteen, thirteen, and five meetings, respectively, in 2007.

The principal responsibilities and functions of the standing Board committees are summarized below and described in more detail in the written charters adopted by the Audit Committee, Compensation Committee, Nominating and Governance Committee, each of which may be found under the Corporate Governance portion of the Investor Relations section on the Company's website *(www.Dresser-Rand.com)*. DRC's Corporate Governance guidelines also are available on the Corporate Governance portion of the Investor Relations section on the Company's website. In addition, any stockholder may obtain a print copy of these charters or DRC's Corporate Governance Guidelines by contacting our Corporate Secretary.

Audit Committee

Our Audit Committee currently consists of Michael L. Underwood, who serves as Chairman, Louis A. Raspino and Philip R. Roth. The Board has determined that Michael L. Underwood is an Audit Committee "financial expert" as such term is defined in Item 407(d)(5) of Regulation S-K. The Audit Committee is responsible for (1) the hiring or termination of independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the Board in monitoring the integrity of our financial statements, the independent registered accountants' qualifications and independence, the performance of the independent registered accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent registered accountants' report describing the independent registered accountant firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to the public, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent registered accountants, (9) reviewing with the independent registered accountants any audit problems or difficulties and managements' response, (10) setting clear hiring policies for employees or former employees of the independent registered accountants, (11) annually reviewing the adequacy of the Audit Committee's written charter, (12) establishing procedures for the receipt and monitoring of complaints received by DRC (including anonymous submissions by our employees) regarding accounting, internal accounting and auditing matters, (13) handling such other matters that are specifically delegated to the Audit Committee by the Board from time to time, (14) reporting regularly to the full Board and (15) conducting an annual evaluation of its performance. The Audit Committee has adopted a written charter, a copy of which may be obtained as described above.

As previously discussed, the Board has concluded that Messrs. Underwood, Raspino and Roth are independent for purposes of serving on the Audit Committee.

Compensation Committee

Our Compensation Committee currently consists of Louis A. Raspino, who serves as Chairman, Rita V. Foley and Jean-Paul Vettier. The Compensation Committee is responsible for discharging the responsibilities of the Board with respect to DRC and its subsidiaries' compensation programs including the compensation of key employees and executives. The Compensation Committee is responsible for (1) administering DRC's and its subsidiaries' long-term incentive and stock plans, (2) reviewing the overall executive compensation philosophy of DRC and its subsidiaries and their benefit plans and programs, including employee pension plans, (3) reviewing and approving corporate goals and objectives relevant to Chief Executive Officer and other executive officers compensation, including annual performance targets, (4) evaluating the performance of the Chief Executive Officer and other executive officers in light of the corporate goals and objectives and, based on such evaluation, recommending for approval by the independent Directors of our full Board the annual salary, bonus, equity based and other compensation and benefits, direct and indirect, of the Chief Executive Officer and determining and approving the compensation benefits of the other executive officers, (5) preparing recommendations and periodic reports on its activities to the Board of Directors, (6) preparing the annual report on executive compensation for inclusion in DRC's proxy statement as required by the SEC, (7) reviewing and approving employment contracts and other similar arrangements between DRC and our executive officers, (8) retaining consultants to advise the Committee on executive compensation practices and policies, (9) annually reviewing the adequacy of the Compensation Committee charter, (10) conducting an annual evaluation of its performance, and (11) handling such other matters that are specifically delegated to the Compensation Committee by the Board. The Compensation Committee has adopted a written charter, a copy of which may be obtained as described on page 22.

More information describing the Committee's processes and procedures for considering and determining executive compensation, including the role of consultants in determining or recommending the amount or form of director and executive compensation is included in the Compensation Discussion and Analysis.

As discussed above, the Board has concluded that Messrs. Raspino and Vettier and Ms. Foley are independent.

Nominating and Governance Committee

Our Nominating and Governance Committee currently consists of Philip R. Roth, who serves as Chairman, Michael L. Underwood and Joseph C. Winkler III. The Nominating and Governance Committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the Board individuals qualified to become executive officers, (3) overseeing evaluations of management and the Board, its members and committees of the Board, (4) periodically reviewing the composition of each committee of the Board, (5) reviewing the adequacy of our certificate of incorporation and bylaws, (6) developing and recommending to the Board corporate governance practices and policies, (7) overseeing and approving the management continuity process, (8) handling such other matters that are specifically delegated to the Nominating and Governance Committee by the Board from time to time, (9) reporting regularly to the full Board, (10) annually reviewing the adequacy of the committee's charter, (11) conducting an annual evaluation of its performance, and (12) evaluating and establishing the compensation of the non-employee Directors of the Board.

The Nominating and Governance Committee has adopted a written charter, a copy of which may be obtained as described on page 22. As discussed above, Board has made an affirmative determination that Messrs. Roth, Underwood and Winkler are independent.

Prospective director nominees are identified through the contacts of the Chairman of the Board, other Directors or members of senior management, by stockholders or through reputable search firms. Once a prospective director nominee has been identified, the Nominating and Governance Committee makes an initial determination as to whether to conduct a full evaluation of the candidate based on the information provided to the Committee and the Committee's own knowledge of the candidate, which may be supplemented by the Committee through its own inquiries. If the Committee determines that additional consideration is warranted, it may request a professional search firm to gather additional information about the candidate. The Committee will evaluate director nominees, including nominees that are submitted to DRC by a stockholder, taking into consideration certain criteria, including the candidate's industry knowledge and experience, wisdom, integrity, actual or potential conflicts of interest, skills such as understanding of finance and marketing, and educational and professional background. The Committee will also assess the candidate's qualifications as an independent director under the current independence standards of the NYSE. In addition, the Committee will consider the prospective candidate in light of the current composition of the Board and the collective Board members' skills, expertise, industry and regulatory knowledge, and diversity of perspectives. The candidate must also have time available to devote to Board activities and the ability to work collegially and to serve the interests of all stockholders. In the case of candidates recommended by stockholders, the Committee will also consider the capability of the candidate to discharge his or her fiduciary obligations to all stockholders. As necessary, DRC may engage the services of a third party for a fee to identify and evaluate prospective nominees.

In determining whether to recommend a director for re-election, the Nominating and Governance Committee considers the director's past attendance at meetings and participation in and contribution to the activities of the Board.

DRC's Nominating and Governance Committee will consider recommendations for candidates for the Board of Directors received from its stockholders. Any stockholder wishing to propose a nominee for consideration by the Nominating and Governance Committee should submit the recommendation in writing to the Nominating and Governance Committee, care of the Company's Corporate Secretary and must include: (i) the name of the stockholder making the recommendation; (ii) the recommended candidate's name and a brief resume setting forth the recommended candidate's business and educational background and qualifications for service; (iii) a summary of the recommended candidate's qualifications for membership on the Board; (iv) the number of shares of the Company's common stock owned beneficially or of record by both the stockholder making the recommendation and the recommended candidate; and (v) a notarized consent signed by the recommended candidate stating the recommended candidate's willingness to be nominated and to serve if elected. The Nominating and Governance Committee may request additional information from the stockholder making the recommendation and/or the recommended candidate. The Nominating and Governance Committee will evaluate candidates recommended by stockholders using the same process and criteria that are used in evaluating candidates through the normal process of the Nominating and Governance Committee.

In accordance with DRC's Amended and Restated Bylaws, any stockholder entitled to vote for the election of directors at an Annual Meeting may nominate persons for election as directors. For the 2009 Annual Meeting, a stockholder may nominate persons for election as directors only if the Secretary of DRC receives written notice of any such nominations no earlier than December 2, 2008, and no later than January 1, 2009. Any stockholder notice of intention to nominate a director shall include:

- the name and address of the stockholder;
- the class and number of shares of DRC that are beneficially owned by the stockholder;
- the name of the person nominated by the stockholder;
- all other information regarding such nominee as would be required in a proxy statement filed pursuant to applicable rules promulgated by the SEC or otherwise required by Regulation 14A of the Exchange Act; and
- the written consent of the nominee to being named in the proxy statement and to serve as a director if elected.

DRC did not receive any stockholder recommendations for Director nominees to be considered by the Nominating and Governance Committee in connection with the Annual Meeting.

Code of Conduct

DRC has adopted a Code of Conduct that applies to all employees, executive officers and Directors of DRC. The Code of Conduct is posted on DRC's website, *www.Dresser-Rand.com*, and is available in print upon written request by any stockholder at no cost. The request should be submitted to DRC, c/o Mark F. Mai, 1200 West Sam Houston Parkway North, Houston, Texas 77043. Any waiver of any provision of the Code of Conduct granted to an executive officer or Director may only be made by the Board or a Committee of the Board authorized to do so and will be promptly disclosed on DRC's website at *www.Dresser-Rand.com* or in a report on Form 8-K.

Communications with the Board

Stockholders and other interested parties may communicate with one or more members of the Board, the Chairman of the Board, or.the non-management Directors as a group by the following means:

Email: *mmai@dresser-rand.com*
Mail: Board of Directors
Attn: Corporate Secretary
1200 West Sam Houston Parkway North
Houston, TX 77043

Stockholders and other interested parties should clearly specify in each communication the name of the individual Director or group of Directors to whom the communication is addressed. Stockholder and other interested party communications will be promptly forwarded by the Secretary of DRC to the specified Director addressee. Communications addressed to the full Board of Directors or the group of non-management directors will be forwarded by the Secretary of DRC to the Chairman of the Board. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Chairman of the Audit Committee and handled in accordance with procedures established by the Audit Committee.

EXECUTIVE OFFICERS

The following table sets forth the names and positions of our current executive officers and their age as of March 18, 2008.

Name	Age	Office or Position Held
Vincent R. Volpe Jr.	50	President and Chief Executive Officer
Mark E. Baldwin	54	Executive Vice President and Chief Financial Officer
Stephen A. Riordan	48	Vice President Finance
Walter J. Nye	52	Executive Vice President and General Manager, European Operations
Bradford W. Dickson	52	Vice President and Chief Marketing Officer
Jesus Pacheco	50	Executive Vice President, New Equipment Worldwide
Christopher Rossi	43	Executive Vice President, Product Services Worldwide
Jean-Francois Chevrier	61	Vice President and General Manager, North American Operations
Elizabeth C. Powers	48	Vice President and Chief Administrative Officer
Mark F. Mai	47	Vice President, General Counsel and Secretary
Lonnie A. Arnett	62	Vice President, Controller and Chief Accounting Officer

Vincent R. Volpe Jr. is our President and Chief Executive Officer and has served as a member of our Board of Directors since October 2004. Mr. Volpe has been with Dresser-Rand Group Inc., its affiliates and predecessor companies to the business since 1981. He has held positions in Engineering, Marketing and Operations residing and working in various countries, including: Applications Engineer in Caracas, Venezuela; Vice President Dresser-Rand Japan in Tokyo, Japan; Vice President Marketing and Engineering Steam and Turbo Products in Olean, New York; Executive Vice President European Operations in Le Havre, France; and President Dresser-Rand Europe in London, U.K. In January 1997, Mr. Volpe became President of Dresser-Rand Company's Turbo Product Division, a position he held until September 2000. In April 1999, he assumed the additional role of Chief Operating Officer for Dresser-Rand Company, responsible for worldwide manufacturing, technology and supply chain management, serving in that position until September 2000. Mr. Volpe became President and Chief Executive Officer of Dresser-

Rand Company in September 2000. He is proficient in five languages. Mr. Volpe earned a B.S. in Mechanical Engineering and a B.A. in German literature, both from Lehigh University.

Mark E. Baldwin has been our Executive Vice President and Chief Financial Officer since August 2007. Prior to that, he served as the Executive Vice President, CFO, and Treasurer of Veritas DGC Inc., a public energy service company from August 2004 until February 2007. From April 2003 to July 2004 he was an Operating Partner at First Reserve Corporation. Mr. Baldwin served as the Executive Vice President and Chief Financial Officer for NexitraOne, LLC, a voice and data products distribution company, from October 2001 to August 2002. Other previous experience includes four years as Chairman and Chief Executive Officer for Pentacon Inc. and 17 years with Keystone International Inc. in a variety of finance and operations positions, including Treasurer, CFO, and President of the Industrial Valves and Controls Group. Mr. Baldwin has a B.S. in Mechanical Engineering from Duke University and an MBA from Tulane University.

Stephen A. Riordan has been our Vice President Finance since April 2005. Mr. Riordan served as Chief Financial Officer from October 2004 to April 2005. Prior to that, Mr. Riordan served as Vice President Finance from January 2003 to October 2004. From January 1998 until December 2002, Mr. Riordan worked as an independent consultant to numerous Ingersoll-Rand Company Limited business units both domestically and internationally. Mr. Riordan joined Ingersoll-Rand in 1981 and spent sixteen years in the finance function in positions of increasing responsibility. From May 1993 until November 1997, Mr. Riordan was the Worldwide Division Controller for Ingersoll-Rand's European Paving Equipment business unit in Germany. Mr. Riordan earned his CPA and is presently a Certified Management Accountant. Mr. Riordan possesses a B.S. in Accountancy from Bentley College and an M.B.A. from Lehigh University.

Walter J. Nye In February 2007, our Board of Directors approved a change in Mr. Nye's responsibilities to Vice President and General Manager, European Operations. Prior to that, he had been our Executive Vice President and General Manager, European Operations Worldwide Product Services since October 2004. Mr. Nye has been with Dresser-Rand Group Inc., its affiliates and predecessor companies to the business since 1975. He has held numerous positions of increasing responsibility including Controller, Turbo Products Division; President, Dresser-Rand Services Division; and most recently served as Executive Vice President, Product Services from October 1997 until October 2004. Prior to this appointment, Mr. Nye served as Controller for Worldwide Turbo Operations. He has also been active in the Olean Turbo world class manufacturing investment program, reengineering, business strategy and cost reduction. Mr. Nye earned a B.A. from St. Bonaventure University and a Certificate in Management Accounting.

Bradford W. Dickson In June 2007, our Board of Directors approved a change in Mr. Dickson's responsibilities to Vice President and Chief Marketing Officer. Prior to that he had been our Executive Vice President, New Equipment Worldwide since October 2004. Mr. Dickson has been with Dresser-Rand Group Inc., its affiliates and predecessor companies to the business since 1977 with over 29 years of experience in the global energy industry with compressors and turbines for process oil and gas applications. He has held various leadership positions in International Sales, Marketing, and Project Management for Dresser-Rand and predecessor companies to the business, including three years located in Caracas, Venezuela managing the Venezuelan and Colombian Operations. From January 1999 to August 2000, Mr. Dickson served as Executive Vice President, Latin America, and served as Executive Vice President, The Americas Region, from August 2000 to April 2002. From April 2002 to July 2003, Mr. Dickson served as Executive Vice President, The Americas and Asia Pacific Regions. From July 2003 to October 2004, he served as Executive Vice President, responsible for all company new equipment sales worldwide, and today also carries functional responsibility for Corporate Marketing and the Government Business Unit. Mr. Dickson earned a B.S. in Engineering from the University of Illinois and an M.B.A. from the University of Southern California's Marshall School of Business.

Jesus M. Pacheco was appointed Executive Vice President, New Equipment Worldwide in June of 2007. He is responsible for all company new equipment sales and client services worldwide. Mr. Pacheco has been with Dresser-Rand Group Inc., its affiliates and predecessor companies to the business since 1990. He has held various leadership positions in Application Engineering, Extended Scope and Marketing for Dresser-Rand Company, including responsibilities as Regional Director for the former Soviet Union, based in London, UK, and Marketing Manager for the European Served Area (Europe, Eurasia, Africa and the Middle East) based at our manufacturing facility in Le Havre, France. From January 1999 to August 2000, Mr. Pacheco served as Vice President, Client Services for the Latin America Region. He assumed Client Services responsibilities for The Americas Region in August 2000, expanding them to include the European Served Area in July 2006. Mr. Pacheco has 25 years of experience in the global energy industry, including 8 years with a major oil and gas operator in Venezuela, working with compressors, turbines and compression facilities for process, oil and gas applications. Mr. Pacheco earned a BSE in Mechanical Engineering and a BS in Economics from the University of Michigan at Ann Arbor.

Christopher Rossi In February 2007, our Board of Directors approved a change in Mr. Rossi's responsibilities to Executive Vice President, Product Services. He has worldwide responsibility for sales of our aftermarket parts and services business. Prior to that, he had been our Vice President and General Manager, North American Operations since October 2004. Mr. Rossi has been with Dresser-Rand Group Inc., its affiliates and predecessor companies to the business since 1987. He has held various leadership positions within Dresser-Rand in the areas of Engineering, Production, Materials Management, and Supply Chain Management. From October 2003 to October 2004, Mr. Rossi was Vice President and General Manager, North American Operations, responsible for all U.S. plants, and worldwide Development Engineering. Mr. Rossi served as Vice President, Supply Chain Management Worldwide from March 1998 to January 2001 and as Vice President and General Manager Painted Post Operation from February 2001 to October 2003. Mr. Rossi earned a B.S.M.E. from Virginia Tech and an M.B.A. in Corporate Finance and Operations Management from the University of Rochester's Simon School of Business.

Jean-Francois Chevrier In February 2007, our Board of Directors approved a change in Mr. Chevrier's responsibilities to Vice President and General Manager, North American Operations. Prior to that, he had been our Vice President and General Manager, European Operations since October 2004. Mr. Chevrier has been with Dresser-Rand Group Inc., its affiliates and predecessor companies to the business since 1990. He has held the positions of Operations Manager in Le Havre, France; Director, Special Projects in Olean, New York; and General Manager Turbo Products, Europe. From March 1997 to July 2000, he held the position of Vice President & General Manager, French Operations. From August 2000 to October 2004, Mr. Chevrier served as the Vice President & General Manager for European Operations in Le Havre, France, which included responsibility for our businesses and plants in Oberhausen, Germany, and Kongsberg, Norway. Prior to joining Dresser-Rand, Mr. Chevrier held various leadership positions at a Peugeot subsidiary, specializing in military and aerospace hydraulic equipment. Mr. Chevrier earned a B.S.M.E. from Tarbes University in France.

Elizabeth C. Powers has been our Vice President and Chief Administrative Officer since April 2005. Prior to that, Ms. Powers served as Vice President, Human Resources since April 2004. Ms. Powers was the Vice President for Ingersoll-Rand's Global Business Service from January 1999 until January 2003. In this capacity, she was responsible for directing the design of worldwide benefits, as well as establishing the Human Resource Shared Services organization for Ingersoll-Rand. Ms. Powers left Ingersoll-Rand on a leave of absence from January 2003 until March 2004. Ms. Powers has been with Dresser-Rand Group Inc., its affiliates and predecessor companies to the business since 1986. She has held various Human Resource positions in Dresser-Rand Company since the start of the Dresser Industries, Inc. and Ingersoll-Rand joint venture and has also worked as Director and Vice President of Human Resources in various Ingersoll-Rand businesses. From 1994 to 1998, Ms. Powers served as worldwide Vice President, Human Resources, Production Equipment Group. She has also served on the Board of Rx Intelligence. Ms. Powers earned a B.S. from Cornell University's School of Industrial & Labor Relations.

Mark F. Mai has been our Vice President, General Counsel and Secretary since October 2007. Prior to that Mr. Mai held various positions at Cooper Industries, an international manufacturing company, between 1991 and 2000 and 2003 and 2007. As Cooper's Associate General Counsel, Corporate, from 2003 until 2007, Mr. Mai led a team that handled the legal needs of Cooper's business operations and its mergers and acquisitions. As Cooper's Associate General Counsel, Litigation from 1999 to 2000, he managed Cooper's global litigation issues. From 2000 to 2003, Mr. Mai was a partner at the law firm of Thompson & Knight LLP, heading up the Corporate and Securities practice for its Austin, Texas office. He began his professional career in 1986 as an associate of Baker, Brown, Sharman & Parker, which later merged into Thompson & Knight LLP. Mr. Mai earned a B.B.A. with a concentration in finance from the University of Notre Dame and a J.D. from the University of Texas.

Lonnie A. Arnett has been our Vice President, Controller and Chief Accounting Officer since June 2005. Prior to that, he served as Vice President, Controller and Chief Accounting Officer for International Steel Group Inc. since November 2003. From May 1984 to October 2003, Mr. Arnett served as Vice President, Controller and Chief Accounting Officer of Bethlehem Steel Corporation. Mr. Arnett held financial leadership positions in auditing and as Corporate Controller at Armco Steel Corporation from April 1977 to April 1984. He also led a variety of audit engagements for Deloitte & Co., now Deloitte & Touche, from June 1968 to March 1977. Mr. Arnett is a CPA and earned a B.S. in Accounting from Western Kentucky University and an A.M.P. from Harvard Business School.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

We believe executive compensation has a direct impact on the company's business performance, and therefore on stockholder value. Our goal is to design and implement an executive compensation program that maximizes that value to stockholders over the long term. We also believe an effective program should reinforce our corporate objectives in simple and easy to understand ways, and yet be flexible enough to remain effective in each of the global employment markets in which we operate. To that end, our Compensation Committee, working with our human resources compensation team and outside advisors, has designed a program to:

- align our leadership's financial interest with our stockholders,
- promote consistent and long-term growth,
- attract and retain talented executive officers who are capable of driving business success,
- reward individuals for overall company, functional and business unit results, and
- recognize individual skills, knowledge, responsibility and performance.

In this section, we discuss and analyze our compensation policies and decisions with respect to the material elements of compensation for each of our named executive officers in 2007 in light of the foregoing goals and objectives. For 2007 these named executive officers were as follows:

- *Vincent R. Volpe Jr.*, President and Chief Executive Officer
- *Leonard M. Anthony*, who served as Executive Vice President and Chief Financial Officer during the period through August 31, 2007
- *Mark E. Baldwin*, who joined the Company on July 23, 2007, as Vice President Finance and was elected to Executive Vice President and Chief Financial Officer upon Mr. Anthony's resignation on August 31, 2007
- *Lonnie A. Arnett*, Vice President, Controller and Chief Accounting Officer
- *Walter J. Nye*, Vice President and General Manager, European Served Area
- *Jean-Francois Chevrier*, Vice President, North America Operations

The Role of the Compensation Committee, Our Executive Officers and Our Compensation Consultants in Named Executive Compensation

With respect to compensation for our named executive officers, the Compensation Committee has three primary roles: (a) selecting and structuring the elements of executive compensation, (b) reviewing and approving the CEO's recommendations regarding compensation decisions for the other named executive officers, and (c) making recommendations to the independent directors of the full Board of Directors regarding our chief executive officer's compensation. During 2007, the Compensation Committee met 13 times. The Compensation Committee met five times from November 2006 through March 2007 with the primary purpose to discuss and set 2007 executive compensation, and again in February 2008 to finalize incentive awards for 2007.

Our chief executive officer is primarily responsible for making recommendations to the Compensation Committee regarding compensation decisions for the remaining senior leadership team, including all of the other named executive officers.

As discussed in greater detail below, both the CEO and our Compensation Committee rely in part on data collected by our external compensation consulting firm.

In August of 2006, the Compensation Committee engaged the compensation consulting firm, Pearl Meyer & Partners (PM&P), to provide advice and counsel on executive compensation matters. Additionally, the Compensation Committee instructed PM&P to work with our human resources compensation team to obtain and review compensation data and trends, and give input prior to finalizing management's proposals for presentation to the Compensation Committee. In the fourth quarter of 2006, our management and PM&P, conducted a thorough review of our executive compensation program, including base salary, annual incentive targets and plan metrics, total cash compensation, long-term incentives, stock ownership guidelines, and change-in-control and severance programs. The data contained within this study provided the foundation for the Compensation Committee's 2007 compensation decisions. We discuss the use of this data in the sections that follow. The Compensation Committee and management have also called upon PM&P throughout its engagement to:

- provide updates regarding regulatory changes affecting program design and disclosure,
- compile and present market trends, practices and data,
- assist in the design of program elements, and
- provide overall guidance and advice about the efficacy of these elements and their fit with our compensation philosophy and program objectives.

Our Program Elements

The material elements of our executive compensation program for 2007 for our named executive officers are listed below, together with the principal program objectives that we believe each element supports.

Base Salary	• foundation of market competitive package to attract and retain key talent • recognizes individual skills, knowledge, responsibility and performance
Annual Cash Incentive Plan	• rewards individuals for company, business unit and individual performance • reinforces strategic initiatives of the company
Long Term Equity Incentive Plan	• aligns leadership's financial interests with stockholders • facilitates achievement of stock ownership guidelines
Post-Employment (Retirement and Severance) Benefits	• necessary to attract and retain key talent

To a great extent in 2006, and to a lesser extent in 2007, some of our named executive officers also received significant benefits under an equity plan offered by our former controlling stockholder, an affiliate of First Reserve Corporation. The cash payments from this program were provided directly by the former controlling stockholder to our named executive officers and **not by Dresser-Rand.** Neither our Compensation Committee nor our management have any authority to administer this former stockholder-level equity plan. And as we describe below, the Compensation Committee factored the effects of the termination of this program into its compensation policies and decisions for 2007.

While each of our named executive officers receives health care and other benefits available to our employees generally, we do not consider these to be a material part of our annual compensation decisions for these officers.

25th to 75th percentile range absent extraordinary circumstances. However, where a particular executive's level of compensation falls in relation to these end points is a function of several subjective factors, which are discussed below. For our CEO and CFO, we blended the peer group data and survey data to determine these metrics, and weighted the data sets 60/40, respectively, for the CEO, and 50/50 for the CFO, based on our assessment of the comparability of the peer group data to these positions. For our other named executive officers, we relied solely on survey data.

Our human resources compensation team also uses survey data to determine the annual baseline salary increase amounts to provide for all of our employees, worldwide. These baseline salary increase amounts vary among the many markets in which our employees work. Our named executives are eligible for these annual baseline salary increases, and this factor alone can account for a change in base salary of our named executives.

- **Second Step — Evaluating Individual Circumstances**

To determine the appropriate use of the market data, we consider several person-specific factors. Our CEO subjectively evaluates whether the individual performance, skills, knowledge, and experience of the executive justify targeting a specific element more towards the 25th or 75th percentile (or potentially exceeding such "book ends"), and makes applicable recommendations to the Compensation Committee. Our Compensation Committee considers the same factors with respect to our CEO and makes any applicable recommendations to the independent directors on the Board of Directors.

- **Third Step — Finalizing the Decision**

The independent directors of our Board of Directors evaluate the recommendations of our Compensation Committee with respect to our CEO's compensation, including the Compensation Committee's rationale for where particular elements fall within the market data, and for any exercise of discretion, and has the authority to approve, disapprove or make changes to final compensation decisions. For 2007, the independent directors of the Board unanimously approved all of the Compensation Committee's recommendations for the CEO..

The Compensation Committee makes a similar judgment about the CEO's recommendations regarding our other named executives. For 2007, following a discussion with the Company's management and advisors, the committee approved the CEO's recommendations in full.

The results of our final compensation decisions for 2007 reflect the decision process described above. After taking into consideration the effect of individual circumstances for each position, actual 2007 base pay and cash incentive payments earned in 2007 for our named executive officers fell between the 40th and 70th percentiles of the market compensation data, other than for Mr. Arnett whose 2007 base pay and incentive payments earned were above the 90th percentile. Long-term equity incentive grant values for all of the named executive officers fell between the 30th and 75th percentiles of the market compensation data.

Our 2007 Compensation Decisions

Our material decisions affecting our 2007 named executive officer compensation consisted of:

- hiring a new chief financial officer;
- determining appropriate changes to base salary and target annual incentive payments (as a percentage of base);
- determining the performance metrics for our annual incentive plan;
- adopting a long term incentive plan and determining grants under the plan;
- adopting stock ownership guidelines; and
- introducing a more simplified non-qualified post-employment benefit plan.

Our chief executive officer is primarily responsible for making recommendations to the Compensation Committee regarding compensation decisions for the remaining senior leadership team, including all of the other named executive officers.

As discussed in greater detail below, both the CEO and our Compensation Committee rely in part on data collected by our external compensation consulting firm.

In August of 2006, the Compensation Committee engaged the compensation consulting firm, Pearl Meyer & Partners (PM&P), to provide advice and counsel on executive compensation matters. Additionally, the Compensation Committee instructed PM&P to work with our human resources compensation team to obtain and review compensation data and trends, and give input prior to finalizing management's proposals for presentation to the Compensation Committee. In the fourth quarter of 2006, our management and PM&P, conducted a thorough review of our executive compensation program, including base salary, annual incentive targets and plan metrics, total cash compensation, long-term incentives, stock ownership guidelines, and change-in-control and severance programs. The data contained within this study provided the foundation for the Compensation Committee's 2007 compensation decisions. We discuss the use of this data in the sections that follow. The Compensation Committee and management have also called upon PM&P throughout its engagement to:

- provide updates regarding regulatory changes affecting program design and disclosure,
- compile and present market trends, practices and data,
- assist in the design of program elements, and
- provide overall guidance and advice about the efficacy of these elements and their fit with our compensation philosophy and program objectives.

Our Program Elements

The material elements of our executive compensation program for 2007 for our named executive officers are listed below, together with the principal program objectives that we believe each element supports.

Base Salary	• foundation of market competitive package to attract and retain key talent • recognizes individual skills, knowledge, responsibility and performance
Annual Cash Incentive Plan	• rewards individuals for company, business unit and individual performance • reinforces strategic initiatives of the company
Long Term Equity Incentive Plan	• aligns leadership's financial interests with stockholders • facilitates achievement of stock ownership guidelines
Post-Employment (Retirement and Severance) Benefits	• necessary to attract and retain key talent

To a great extent in 2006, and to a lesser extent in 2007, some of our named executive officers also received significant benefits under an equity plan offered by our former controlling stockholder, an affiliate of First Reserve Corporation. The cash payments from this program were provided directly by the former controlling stockholder to our named executive officers and **not by Dresser-Rand.** Neither our Compensation Committee nor our management have any authority to administer this former stockholder-level equity plan. And as we describe below, the Compensation Committee factored the effects of the termination of this program into its compensation policies and decisions for 2007.

While each of our named executive officers receives health care and other benefits available to our employees generally, we do not consider these to be a material part of our annual compensation decisions for these officers.

Base Salary. Base salary is the foundation of our executive compensation program. We believe it is a significant factor in attracting and retaining our key executives.

Annual Cash Incentive Plan. Our annual cash incentive plan is designed to reward individuals for both Company and individual performance. The targeted level is expressed as a percentage of the executive's base salary. Achievement of the targeted level is determined by reference to various financial and individual objectives, which we annually review and revise to ensure that the plan continues to align our key management's financial interests with those of our stockholders, and to reward individual performance towards key initiatives and strategies of the company. Financial objectives account for 80% of the award potential (70% in the case of our CEO), and are tied to financial results of operations of either the Company as a whole, or specific business unit or geographic divisions. Individual objectives account for 20% of the award potential, are tied to three to five items generally thought to be within the control of the individual, and support specific goals that the Compensation Committee sets for the relevant position. For 2007, the independent directors of our Board also determined that 10% of our CEO's award level would be determined at the discretion of the independent directors of the Board after the conclusion of the performance period.

Long Term Equity Incentive Plan. We grant equity awards to our named executive officers under our 2005 Stock Incentive Plan. In 2007, the grants were awarded in the form of stock options (or stock appreciation rights), constituting 60% of the value of the grant, and restricted stock (or restricted stock units), constituting the remaining 40%. The value of each grant is determined by reference to a multiple of each participant's base salary. Typically, vesting of equity grants under the plan occurs 25% per year on each anniversary of the grant. Options and stock appreciation rights expire if not exercised within 10 years of grant.

Post-Employment (Severance and Retirement) Benefits. We believe post-employment benefits are an essential, if less prominent, part of a competitive compensation program. Our executives are eligible to participate in both a qualified retirement savings program and a non-qualified deferred compensation program. Some of our named executive officers have severance arrangements, which we also found to be necessary in terms of recruiting and retaining these officers, and helping to align stockholder and executive interests in the event of a change of control.

Our 2007 compensation decisions with respect to each of these program elements are discussed below.

How Generally We Make Compensation Decisions

Our compensation goals and objectives drive our related decision-making process. To that end, decisions about individual levels of each compensation element begin with a thorough review of relevant market data. The market data provides the broadly defined "book ends" within which we make specific awards. We then evaluate numerous factors before arriving at each specific determination. The broad use of market data coupled with an effort to individualize each decision for each executive reflects our philosophy of providing market competitive compensation, while at the same time rewarding individual performance and recognizing individual skills, knowledge and impact on our company.

Compensation decisions for which market data is a fundamental input (with individualization playing a secondary role) include:

- base salary;
- value of target for annual cash incentive awards (expressed as a percentage of base salary);
- value of long term incentive grants (expressed as a multiple of base salary); and
- stock ownership guidelines.

Market data plays a less significant role in other compensation decisions. These decisions instead are driven primarily by our evaluation of the most effective manner to provide incentives to achieve specific goals and initiatives of the individual employee, the business unit or function which he or she serves, or the company as a whole, and include:

- identification of financial and individual objectives in the annual cash incentive plan;

- the mix of grants under the long term incentive plan (stock options vs. restricted stock or equivalents); and
- design of our various compensation elements and our program.

Thus, specific decisions within the framework of each of our compensation elements begin with market data, but are influenced by individual circumstances. The framework itself is generally governed more by specific goals and objectives of Dresser-Rand, but its design is informed by market conditions.

- **First Step — Defining the Range with Market Data**

Because we believe market data should play a fundamental role in informing our decisions about program design, targets and individual awards, we conduct an annual market review to assess whether we are providing competitive compensation to our executives. Market data provides the basis for establishing targeted compensation levels for each of our named executive officers' positions. However when determining the actual compensation level for each named executive officer, the incumbent's individual performance, skills, knowledge and impact are considered.

- ***Selection of Market Data***

We use two types of market data: **peer group data** and broader based **survey data.** In 2007, we incorporated both peer group data and survey results as the basis for determining compensation levels for our CEO and CFO positions because we felt there was significant comparability in terms of position and responsibility with the corresponding positions at the peer companies. However, for this same period we found the position responsibilities between our remaining named executives and the other named executives within the peer companies to be significantly less comparable and therefore we relied upon broad based survey data to come up with a better position and responsibility match for these officers.

Peer Group Data . We collect peer group data from publicly available proxy statements of our list of peer companies. Based on data collected by PM&P and our management team, the Compensation Committee determines which companies comprise our peer group based upon similarities in; 1) annual revenue, 2) business cycles, 3) types of investment risk, 4) product offerings and customer base, and 5) capitalization. For 2007, this list of peer companies consisted of:

BJ Services Co.	Helix Energy Solutions Group, Inc.	Oil States International
Cameron International Corp.	Hydril Co.	Superior Energy Services, Inc.
Dril-Quip, Inc.	NATCO Group, Inc.	Universal Compression Holdings, Inc.(1)
FMC Technologies	National Oilwell Varco, Inc.	Flowserve Corp.
Grant Prideco Inc.	Oceaneering International	McDermott International
Hanover Compressor Co.(1)		

(1) Hanover Compressor Co. and Universal Compression Holdings, Inc. are now part of Exterran Holdings, Inc.

Survey Data. With the assistance of PM&P, we collected and analyzed position-based data from surveys that Dresser-Rand had access to as a result of its participation in such surveys. The surveys (including surveys conducted by PM&P as well as other consulting firms) incorporate data from a broad range of public and private companies. Together with PM&P, the human resources compensation team identifies key job responsibilities for each named executive officer and then matches the job responsibilities to comparable job descriptions contained within its executive compensation survey sources.

- ***Use of Market Data in Decision-Making***

We use the market data to provide a starting point for our evaluation of compensation levels for base salary, total cash compensation (base plus actual annual cash incentives), short-term incentive targets as a percentage of base salary, and long-term incentives. For each of these elements of compensation, we identify position-comparable 25th, 50th (median) and 75th percentile levels for each position. This data helps set a general range of compensation levels for our named executive officers. For each element, the level of compensation awarded is generally within the

25th to 75th percentile range absent extraordinary circumstances. However, where a particular executive's level of compensation falls in relation to these end points is a function of several subjective factors, which are discussed below. For our CEO and CFO, we blended the peer group data and survey data to determine these metrics, and weighted the data sets 60/40, respectively, for the CEO, and 50/50 for the CFO, based on our assessment of the comparability of the peer group data to these positions. For our other named executive officers, we relied solely on survey data.

Our human resources compensation team also uses survey data to determine the annual baseline salary increase amounts to provide for all of our employees, worldwide. These baseline salary increase amounts vary among the many markets in which our employees work. Our named executives are eligible for these annual baseline salary increases, and this factor alone can account for a change in base salary of our named executives.

- **Second Step — Evaluating Individual Circumstances**

To determine the appropriate use of the market data, we consider several person-specific factors. Our CEO subjectively evaluates whether the individual performance, skills, knowledge, and experience of the executive justify targeting a specific element more towards the 25th or 75th percentile (or potentially exceeding such "book ends"), and makes applicable recommendations to the Compensation Committee. Our Compensation Committee considers the same factors with respect to our CEO and makes any applicable recommendations to the independent directors on the Board of Directors.

- **Third Step — Finalizing the Decision**

The independent directors of our Board of Directors evaluate the recommendations of our Compensation Committee with respect to our CEO's compensation, including the Compensation Committee's rationale for where particular elements fall within the market data, and for any exercise of discretion, and has the authority to approve, disapprove or make changes to final compensation decisions. For 2007, the independent directors of the Board unanimously approved all of the Compensation Committee's recommendations for the CEO..

The Compensation Committee makes a similar judgment about the CEO's recommendations regarding our other named executives. For 2007, following a discussion with the Company's management and advisors, the committee approved the CEO's recommendations in full.

The results of our final compensation decisions for 2007 reflect the decision process described above. After taking into consideration the effect of individual circumstances for each position, actual 2007 base pay and cash incentive payments earned in 2007 for our named executive officers fell between the 40th and 70th percentiles of the market compensation data, other than for Mr. Arnett whose 2007 base pay and incentive payments earned were above the 90th percentile. Long-term equity incentive grant values for all of the named executive officers fell between the 30th and 75th percentiles of the market compensation data.

Our 2007 Compensation Decisions

Our material decisions affecting our 2007 named executive officer compensation consisted of:

- hiring a new chief financial officer;
- determining appropriate changes to base salary and target annual incentive payments (as a percentage of base);
- determining the performance metrics for our annual incentive plan;
- adopting a long term incentive plan and determining grants under the plan;
- adopting stock ownership guidelines; and
- introducing a more simplified non-qualified post-employment benefit plan.

Compensation Decisions for New Hires

Our compensation decisions surrounding hiring an external candidate for an executive position are guided primarily by our objectives of attracting talented individuals who can drive business success, and of recognizing individual skills, knowledge and responsibility. This approach requires us to consider the total value of the candidate's existing compensation package (if any), as well as of any competing offers, and try to offer a package that is, on the whole, attractive. We also consider whether the candidate will forfeit compensation by coming to work for us (e.g., unvested equity grants or annual cash incentive payments). These competitive factors may also cause us to consider offering severance arrangements, sign-on bonuses or other non-standard compensation elements. Finally, we will review our market data to determine a starting point for crafting our offer, but our Compensation Committee will exercise discretion in adjusting individual elements in order to be competitive. To the extent particular elements or the overall compensation package value are above market medians, we make the individual assessments of the value of the position to Dresser-Rand, and the potential impact of the individual in that position. These determinations are made by the Compensation Committee upon recommendation of our chief executive officer for all positions other than CEO, and would be made by the independent members of our Board of Directors for our chief executive officer.

In 2007, we used this process in determining Mr. Baldwin's offer of employment. This process, used in past years, formed the basis for compensation offers to Messrs. Anthony and Arnett. As a result, Mr. Arnett's target annual total cash compensation was positioned above the 75th percentile of the market data at the time of his hire in 2005.

Adjusting Base Salaries

We identified a market based salary level for each named executive officer. We then made a subjective assessment of each executive's performance, skills, knowledge and impact, and determined that the base salary of each of our named executive officers other than our CEO was within our market guidelines. We also determined the target base salary increase for US-based employees was 3.5%, and granted each of Messrs. Anthony, Arnett and Nye a 3.0% increase in base salary. We determined that no other adjustment to their salaries was warranted.

Effective in the first quarter of 2007, Mr. Chevrier received a 10% base salary increase attributable to both the annual base salary increase he would have otherwise received in 2007, as well as the responsibilities associated with his new role of Vice President, North American Operations. This change resulted in Mr. Chevrier's base compensation being slightly above the 60th percentile of market data. Based on Mr. Chevrier's extensive operational experience and performance history, the Compensation Committee determined this result was appropriate.

As discussed above, our incoming CFO's base pay was set by the Compensation Committee (upon recommendation by our CEO) in connection with his hiring. We offered a base salary that was competitive with his prior base compensation, which we also evaluated as being within our market guidelines.

Based on recommendations from our Compensation Committee, the independent members of our Board of Directors set our chief executive officer's base salary in the same manner and determined that we should increase his base salary by 12.5% for 2007. The increase was the result of the following considerations:

- our CEO's existing base pay was at the 23rd percentile of market;
- our CEO's performance, skills and experience, as well as his impact on the Company during his tenure, warranted a base salary that was closer to the median of market;
- our CEO's exemplary leadership in establishing an appropriate corporate culture in which conducting business ethically and legally is of the highest priority, warranted additional recognition in terms of base salary;
- we viewed an increase in base salary as part of a multifaceted approach to improving the CEO's overall compensation; and

- because under our compensation program, base salary levels also drive the value of other compensation elements, such as annual cash incentive awards and long-term equity grants, a deficiency in base salary also has a negative impact on these other elements of compensation.

The resulting increase left the CEO's base salary at the 40th percentile of applicable market data. The Compensation Committee has targeted the median of relevant market data for the CEO's base salary, and believed the 12.5% increase represented a significant step towards alignment with this goal.

Annual Incentive Program

In structuring the awards for 2007, the Compensation Committee reviewed incentive target award levels (expressed for each executive as a percentage of base salary) for named executive officers compared to market data. The Compensation Committee set the objectives of the annual incentive plan to ensure that the plan continues to align our key management's financial interests with those of our stockholders, and to reward individual performance towards key initiatives and strategies of the company. The independent directors of the Board of Directors approved the objectives and targets recommended by the Compensation Committee for our chief executive officer. Generally, all of our named executive officers are eligible for a non-equity annual incentive award. However, Mr. Anthony was not eligible for an annual incentive payment following his resignation in August 2007, and Mr. Baldwin received a payment which was pro rated for his actual months of service during the year. Moreover, in 2006 the Company adopted an additional performance based incentive arrangement for Mr. Arnett, with the primary objective to reward progress toward the establishment of appropriate financial controls and elimination of material weaknesses. Additional details regarding this incentive arrangement can be found under the subheading, "Employment Agreements and Arrangements."

- *Target Incentive Levels for the Named Executive Officers.*

After evaluating the market data for each named executive officer, the independent directors on the Board of Directors approved the recommendation by the Compensation Committee to increase the maximum incentive payout level (to be earned if maximum performance against plan objectives was achieved) for Mr. Volpe from 100% of his target to 150% of his target, consistent with the maximum payout level that could be earned by all other named executive officers. The Compensation Committee believed no adjustment to the target incentive levels for the other named executive officers was warranted.

- *Plan Objectives.*

The Compensation Committee reviewed the financial and individual objectives for our other named executive officers based on recommendations from our CEO, and recommended to the independent members of the Board the financial and individual objectives for the CEO. For 2007, financial objectives accounted for 80% of the award potential (70% in the case of our CEO), and were tied to financial results of operations of either the company as a whole, or specific business unit or geographic divisions. In reviewing the minimum, target and maximum values of each financial objective, the Committee considers the following:

- the aggregate cost of payments under various performance scenarios (threshold, target, maximum), and
- an analysis of the level of difficulty in achieving the plan targets.

Individual objectives accounted for 20% of the award potential, were tied to items generally thought to be within the control of the individual, and support specific goals that the Compensation Committee set for the relevant position. For 2007, the independent directors of our Board also elected to provide that 10% of our CEO's award level would be determined at the discretion of the Board, based on recommendations by the Compensation Committee, after the conclusion of the performance period.

2007 Financial Objectives. For 2007, the Compensation Committee determined that the corporate financial objectives would consist of two equally-weighted measures of financial success: operating income and average net working capital as a percentage of sales. For each of our named executive officers, these corporate financial objectives accounted for between 60% and 80% of the total incentive opportunity.

We define "operating income" in the same way that it is defined in reference to US Generally Accepted Accounting Principles ("GAAP"). We measure this objective quarterly on a year-to-date basis. Our 2007 GAAP operating income included three unusual items that were the result of decisions and actions taken in prior performance periods. Each of these unusual items were not anticipated at the time we established our annual cash incentive targets. Additionally, significant unplanned costs were incurred because of the work stoppage at our Painted Post facility in New York. After careful consideration of these items and approval by our Compensation Committee, we used an adjusted operating income figure for 2007 that excluded these prior period items as well as the estimated impact of the Painted Post work stoppage.

We define "average working capital" as the net of;

- net accounts receivable;
- net inventories;
- prepaid expenses;
- accounts payable; and
- customer advances.

In calculating the average annual net working capital balance, we used the balance at each of the four calendar quarter ends and divided by four. This result was then divided by the annual consolidated sales to determine the annual net working capital to sales ratio.

The Compensation Committee approved these financial measures because it believes maximizing operating income and minimizing working capital as a percentage of sales are direct contributors to increasing stockholder value, consistent with our strategic initiatives. We weighted these two financial measures equally because we wanted to avoid any incentive to pursue one objective at the expense of the other, and we viewed both as equally important to our strategy. For each of our Messrs. Volpe, Anthony, Baldwin, and Arnett, the financial objectives were determined on a company-wide basis. We measured each of Mr. Nye's and Mr. Chevrier's objectives based on results of business units for which they have direct responsibilities: the European Served Area for Mr. Nye and North American Operations for Mr. Chevrier.

We determined the percentage by which the actual financial results compared to the financial objective. The executive could earn between 0% and 150% of his target percentage of base salary based on performance on the financial objective component, with the threshold of the award being available beginning at 80.1% of the objective, the maximum being available at 110% of the objective, and 100% being available for 100% of the objective. We vary the scale of the payout over the range of potential results in a manner that disproportionately penalizes performance at less than 90% achievement compared to the benefit of performance of greater than 100% achievement.

The operating income and net working capital objectives were set at levels that were within our management's internal budgets for such numbers. Achieving our budgeted numbers would require a significant year-over-year improvement in those metrics from 2006. At the time they were set, we believed the threshold levels were very likely achievable, that the targets were challenging but achievable, and that the maximum levels were not reasonably likely to be achieved, but were nevertheless achievable. The Company performed well in 2007 and especially with respect to our efforts to reduce net working capital. Our actual achievement with respect to operating income performance resulted in a payment just slightly below target of 97.6%. Our achievement against the net working capital as a percentage of sales objective resulted in a maximum payment of 150% of target.

2007 Individual Objectives For 2007, the Compensation Committee determined that there would be between three and five individual objectives for each named executive officer. These objectives: 1) are established at the beginning of the performance period, 2) may be qualitative or quantitative in nature, and 3) may be weighted differently depending upon the level of challenge and impact of the objective and other factors associated with achieving each particular objective.

Consistent with our goal of recognizing individual skills, knowledge, responsibility and performance, our CEO submitted to the Compensation Committee for approval his proposal as to the individual objectives and associated weightings each of the named executive officers, including himself. These individual objectives reinforced the Company's strategic objectives and the specific performance criteria were customized for each named executive officer's position responsibilities in order to maximize each named executive officer's impact on achievement of the Company's performance goals.

In 2007 the individual objectives for our named executive officers included the following:

- profitable growth of our business through both organic means and through acquisitions;
- furthering the advancement of our internal controls specifically with regard to remediation of financial reporting deficiencies, resulting in elimination all material weaknesses by the end of 2007;
- the recruitment and retention of a high quality workforce;
- productivity targets designed to improve data management, financial reporting, on-time delivery and the overall efficiency and profitability of both our operations and our administrative processes;
- profitability targets focused on bookings objectives and pricing initiatives; and
- continual improvement of our health and safety performance.

In early 2008, the CEO evaluated the other named executive officers' performance towards these objectives using various qualitative and quantitative criteria for each, with a view to determining an overall achievement rating for the individual objectives. In setting the overall achievement rating, the CEO also considered each executive's own self assessment of achievement, as well as whether unforeseen factors arose during 2007 that would justify adjusting the overall achievement rating on a discretionary basis. The Compensation Committee conducted a similar assessment with respect to the CEO's performance towards his individual objectives, including the CEO's self assessment.

No single individual objective for a named executive officer contributed to more than 5% of the total potential incentive award. If an executive achieved 100% of the entire individual objectives component, he was awarded 100% of the potential annual incentive payment attributable to individual objectives component (i.e., 100% of 20% of his target incentive level). To the extent that an executive exceeded the expected outcome on the individual objectives component, he could be awarded up to 150% of the potential annual incentive payment attributable to individual objectives component (i.e. 150% of 20% of his target incentive level).

Discretionary Incentive Element. In designing the CEO's 2007 incentive mix, the Compensation Committee established that 10% of the CEO's total incentive would be determined at the discretion of the independent directors of our Board of Directors. This discretionary incentive plan element applies exclusively to the CEO. For 2007, the Compensation Committee considered the CEO's efforts to expand the Company's revenue growth, his achievements in improving internal controls and procedures, his efforts towards long-term growth, his efforts in recruiting, retaining and building our management team, his handling of the 2007 work stoppage at our Painted Post facility, and his overall leadership. Given the Compensation Committee's view of the magnitude of these achievements, the Compensation Committee recommended (and the independent directors of our full Board approved) that the CEO receive the maximum potential value of the discretionary element.

Final Award Calculation. The total award for each named executive is found by multiplying (a) the achievement rating for the objective, times (b) the weighting for each objective, times (c) the target award level (as percentage of base salary), times (d) the base salary rate at December 31, 2007. We then sum these products to arrive at the final award. The following table summarizes the results of this calculation for 2007:

	Base Salary($)	Annual Incentive Target($)	Financial Objectives		Individual Objectives		Discretionary Element		Annual Incentive Earned($)
			Rating	Weight	Rating	Weight	Rating	Weight	
Vincent R. Volpe Jr.	700,000	700,000	123.80%	70%	130%	20%	150%	10%	893,700
Mark E. Baldwin(1)	350,000	109,384	123.80%	80%	100%	20%	—	—	130,300
Lonnie A. Arnett	291,744	145,872	123.80%	80%	120%	20%	—	—	179,500
Walter J. Nye	268,039	134,020	123.45%	80%	120%	20%	—	—	164,600
Jean-Francois Chevrier	299,185	149,593	111.60%	80%	105%	20%	—	—	165,000

(1) Mr. Baldwin's target and earned annual incentive values were pro-rated based on his months of employment during the year.

Special Incentive

In addition to the payment Mr. Arnett received under the 2007 Annual Incentive Plan, he also received a payment of $250,000 in recognition of his 2007 achievements against the objectives set forth in the incentive arrangement established for him by the Company in December of 2006. Additional details regarding this incentive plan may be found under the subheading, "Employment Agreements and Arrangements".

Long-term Incentives

In anticipation that final distributions from the former controlling shareholder's equity program would be made in 2007 resulting in the termination of the program, the Compensation Committee implemented a long-term incentive program in the first quarter of 2007. In designing the program, the Compensation Committee reviewed several design proposals submitted by PM&P and selected a combination of award vehicles including:

- stock options or stock appreciation rights, weighted at 60% of total grant value and
- restricted stock or restricted stock, weighted at 40% of total grant value.

We view stock options and appreciation rights as long-term incentive vehicles that drive and reward future increased stockholder value (with significant downside risk for the recipient), and view restricted stock and restricted stock units as having significant current value (with lower risk of loss of value for the recipient). Both types of grants support all of our compensation objectives, and both primarily support our goal of alignment of interest with stockholders. In determining the mix of these two types of equity grants, our Compensation Committee's principal goal was to provide value to the executives for future growth in stockholder value and, thus, weighted the award of stock options and stock appreciation rights more heavily. The Compensation Committee included the element of restricted stock and restricted stock units to encourage retention of our executives and to balance the long-term incentive portfolio.

To reinforce the importance for the executive leadership team to hold a significant equity stake in the Company, and to compensate for the discontinued benefits resulting from the termination of the former controlling shareholder's equity program, the Compensation Committee further decided to award a two-year grant in February of 2007 whereby each named executive (other than Mr. Baldwin, who had not yet been hired) simultaneously received both a 2007 and 2008 award. We believe this action further aligned the interests of our named executive officers with those of our stockholders, increased our leadership's focus on value creation and encouraged the retention of our executive team.

Vesting of the shares associated with the stock option, stock appreciation right, restricted stock and restricted stock unit grants attributable to the 2007 portion of the grant occurs 25% in each of the first four anniversaries following the grant date. Vesting of the shares associated with the stock option, stock appreciation right, restricted stock and restricted stock unit grants attributable to the 2008 portion of the grant occurs 25% each year beginning on the second anniversary of grant and on each subsequent anniversary thereafter. The expiration date of the stock options and stock appreciation rights attributable to both the 2007 and 2008 portions of the grants is set to occur on the date of the tenth anniversary of grant date (February 15, 2017).

In determining long-term incentive awards the Compensation Committee applied individual factors to market-based long-term incentive target levels (expressed for each executive as a multiple of base salary) for each named executive officer. The Compensation Committee approved the grants to our named executives other than our CEO based on recommendations from our CEO, and the independent directors of our full Board approved the grants to our CEO based on recommendations from our Compensation Committee. As a result of this process, the grant values as a multiple of base salary for each of our named executives were as follows:

	Base Salary($)(1)	Target Multiple	Target Grant Value for 2007($)	Actual Grant Date Value of Awards (including grants attributable to 2008)(2)($)
Vincent R. Volpe Jr.	600,000	4.00x	2,400,000	5,100,274
Leonard M. Anthony	382,512	1.00x	382,512	781,267
Mark E. Baldwin	350,000	1.70x	595,000	600,024
Lonnie A. Arnett	283,248	1.25x	354,060	700,184
Walter J. Nye	260,232	1.60x	416,371	870,338
Jean-Francois Chevrier	260,430	1.30x	338,559	660,292

(1) Represents the actual base salary for each named executive officer at the time the awards were calculated, not the actual base salary received in 2007.

(2) Calculated as the sum of the values (based upon the target multiple) for both 2007 and 2008, but assumed a market growth factor increase for 2008. Mr. Baldwin had not been hired when the company made a two-year grant described above, and therefore only received a one-year grant in August 2007. Mr. Baldwin received another grant in February 2008.

The Compensation Committee recommended, and the independent directors of our Board approved, a long-term incentive grant value at the 75th percentile of market data for Mr. Volpe based on the following:

- our CEO's performance, skills and experience, as well as his impact on the company during his tenure; and
- our CEO's leadership in establishing an appropriate tone at the top to develop a culture of conducting business ethically and legally.

Mr. Anthony received a long-term incentive award valued at the 30th percentile, and Messrs. Nye and Chevrier received long-term incentive award values that fell between the 50th and 60th percentiles, of the market long-term incentive data for each of their respective positions.

Mr. Arnett's target multiple for the combined portions of the 2007 and 2008 long-term incentive awards was valued slightly above the 75th percentile of the market long-term incentive data for Chief Accounting Officers in similarly sized companies. Mr. Arnett's significant depth of technical accounting knowledge and experience were critical to achieving the Company's financial organizational objectives, specifically with respect to building an effective finance organization in our newly independent company and remediating the Company's material weaknesses. A greater portion of this total award was attributed to 2007 in order to provide recognition of Mr. Arnett's substantial achievements in 2006 in eliminating the majority of the Company's material weaknesses and progress in establishing a solid financial organization and reporting infrastructure, and to satisfy the Company's prior commitment to him.

Mr. Baldwin received a 2007 long-term incentive grant as an inducement for him to join the Company. This grant was valued at the 50th percentile of the market.

Stock Ownership Guidelines

In conjunction with its competitive review of executive compensation, the Compensation Committee also analyzed the stock ownership practices within our market data. The Compensation Committee established and introduced stock ownership guidelines in December of 2006 in order to encourage our executive leadership team to acquire and hold a significant ownership stake in our stock. Under these guidelines, members of the executive leadership team, including the named executive officers, are expected to hold common stock having a value derived through applying a targeted multiple to his or her base salary.

The targeted multiples vary among the executives depending upon their position responsibilities. Our stock ownership guidelines recommend a multiple of 10 times base salary for the CEO, a multiple of four times base salary for the CFO and a multiple of three times base salary for the other named executive officers. Each member of the executive leadership team covered by our stock ownership guidelines is expected to retain at least 50 percent of the shares acquired under awards granted under our long-term incentive program until he or she achieves the ownership target (excluding any shares sold or forfeited to satisfy withholding obligations or to "net exercise" any option). For purposes of these guidelines, stock ownership includes shares over which the holder has direct or indirect ownership or control, including restricted stock and restricted stock units, but does not include unexercised stock options. We expect our named executives to meet the guidelines within five years. The Compensation Committee intends to review each named executive officer's progress toward achievement of targeted ownership on an annual basis.

Stock Plan Governance and Administration

In designing the long-term incentive program and determining aggregate 2007 grants thereunder, the Compensation Committee considered the impact of shares granted on the total number of Dresser-Rand shares outstanding. Specifically, prior to finalizing and implementing the long-term incentive program, the Compensation Committee reviewed the percentage of estimated total shares to be granted, inclusive of the two-year award for the executive leadership team and grants to all other participants, as a percentage of total common shares outstanding. We performed this calculation and subsequent analysis in order to compare the proposed annual share grants with both best practice guidelines set forth by Institutional Stockholder Services (ISS) as well as with our peer companies.

In calculating the percentage of estimated shares to be granted, the estimated full value awards to be granted were converted to option equivalents. We then compared the result of this calculation ("the utilization rate") to the utilization rates for our peer companies indicated under the heading, Determining Executive Compensation. The Compensation Committee determined that our utilization rate, inclusive of the two-year award for the executive leadership team, was at approximately the 62nd percentile of the utilization rates for the group of peer companies. This result was within both ISS guidelines and what the Compensation Committee believed to be an acceptable range of our peer companies.

In light of options dating issues affecting other companies, the Compensation Committee also adopted four fixed dates on which equity grants could occur in 2007. The two-year grant to the executive leadership team, including the named executive officers occurred on the first fixed grant date of February 15, 2007. Three successive fixed dates of May 15, August 15 and November 15 were established for subsequent new hire or special grants.

Post-Employment (Retirement and Severance) Benefits

We believe post-employment benefits are an essential, if less prominent, part of a competitive compensation program. Our post-employment benefits consist of qualified and non-qualified retirement plans, as well as severance arrangements for some of our named executive officers.

- *Retirement Benefits.*

In 2006 we froze two non-tax qualified post-employment retirement plans and in 2007 implemented a new, more simply designed non-qualified deferred compensation program. We also revised our existing qualified retirement savings plan. We have designed these plans to provide benefit levels that are competitive when compared to similarly sized companies within general industry, and with simple and straightforward terms to encourage and facilitate realization of the maximum value by participants.

The Compensation Committee requested that PM&P provide advice regarding the competitiveness and appropriateness of the company-provided benefits (including with respect to our named executive officers). The Compensation Committee approved the new and revised plans as proposed by our human resources compensation team.

In 2007 the following defined contribution savings programs were sponsored by the Company:

- Dresser-Rand Company Retirement Savings Plan ("the Qualified Retirement Savings Plan"), a tax-qualified, defined contribution plan with a 401(k) feature that provides non-matching and Company matching contributions on pre- and post-tax deferrals; and
- Dresser-Rand Company Non-Qualified Retirement Plan ("the Non-Qualified Retirement Savings Plan"), a non-tax-qualified defined contribution plan for a select group of management and highly compensated employees that provides company matching contributions on post-tax deferrals of base salary and or annual incentive payments expressed as a percentage of the base salary and or incentive payment. Participation in this plan is voluntary and is determined through an annual enrollment process. Other features of this Plan include:
  - Two different participation and matching levels;
    - Tier 1 is applicable to our US named executive officers and provides 100% matching of every dollar the participant contributes into the Plan, up to 10% of earnings and/or incentive deferrals to a maximum of $150,000 per year
    - Tier 2 is applicable to certain highly compensated employees below the executive staff level and provides 100% matching of every dollar the participant contributes into the Plan, up to 5% of earnings and/or incentive deferrals to a maximum of $15,000 per year
  - Participants may contribute between 1% and 80% of their annual base salary and/or 1% to 80% of their annual cash incentive
  - Company matching contributions become fully vested after three years of services with the Company
  - Participants may choose from a variety of investment funds in which to allocate account balances. The investment choices offered to Non-Qualified Retirement Savings participants are similar to the investment choices offered under the Qualified Retirement Savings Plan.

Investment Fund	2007 Annual Return
Vanguard Target Retirement Income Fund	8.17%
Vanguard Target Retirement 2005 Fund	8.12%
Vanguard Target Retirement 2010 Fund	7.7%
Vanguard Target Retirement 2015 Fund	7.55%
Vanguard Target Retirement 2020 Fund	7.52%
Vanguard Target Retirement 2025 Fund	7.59%
Vanguard Target Retirement 2030 Fund	7.49%
Vanguard Target Retirement 2035 Fund	7.49%
Vanguard Target Retirement 2040 Fund	7.48%
Vanguard Target Retirement 2045 Fund	7.47%
Vanguard Target Retirement 2050 Fund	7.49%
Vanguard 500 Index Fund	5.39%
Vanguard U.S. Growth Fund	10.15%
Vanguard Windsor II Fund	2.23%
Vanguard Mid-Cap Index Fund	6.02%
Mainstay Small Cap Opportunity Fund Class I	(17.09)%
Vanguard Small Cap Index Fund	1.16%
Vanguard Explorer Fund	5.06%
Vanguard Wellington Fund	8.34%
Vanguard Total International Stock Index Fund	15.52%
Vanguard International Growth Fund	15.98%
Vanguard Total Bond Market Index Fund	6.92%
Vanguard Prime Money Market Fund	5.14%

Each of our named executive officers is eligible to participate in the Qualified Retirement Savings Plan on the same basis as all other plan participants. Specific details regarding the benefits earned by each of our named executive officers with respect to both the Qualified and Non-Qualified Retirement Savings Plans can be found in the Summary Compensation Table and the Non-Qualified Deferred Compensation Table, respectively.

- *Other Post-Employment Plans Frozen or Terminated*

Messrs. Volpe and Nye also have accrued benefits under the following frozen plans:

- Dresser-Rand Pension Plan, frozen in 1998
- Supplemental Executive Retirement Plan of Dresser-Rand Company ("SERP Plan"), frozen in 1998
- ERISA Company Compensation Limit Plan for Dresser-Rand company (the "Compensation Limit Plan"), frozen in 2006 and,
- ERISA Excess Benefit Plan for Dresser-Rand Company (the "Excess Plan"), frozen in 2006

Balances and earnings attributable to these plans are disclosed as applicable in the Summary Compensation Table and the Non-Qualified Deferred Compensation Table.

- *Severance Arrangements*

A description of the severance arrangements applicable to our named executive officers can be found below under the heading "Potential Payments Upon Termination or Change in Control."

Perquisites

Our use of perquisites as an element of compensation is limited and is not viewed as a significant element of our compensation structure. In 2007, we provided a leased automobile to Mr. Volpe and paid the associated costs, including fuel, insurance and repairs. We also provided a car to Mr. Chevrier and reimbursed all service, repair and maintenance costs for the vehicle.

Employment Agreements and Arrangements

Vincent R. Volpe, Jr.

On October 27, 2004, the Company entered into an employment agreement with Mr. Volpe pursuant to which he serves as our President and Chief Executive Officer and as a director. Mr. Volpe's employment agreement has an indefinite term. Mr. Volpe's total compensation and additional incentives are reviewed at least once every twelve months by the Board of Directors.

Under the agreement, Mr. Volpe is also entitled to benefits in accordance with the terms and conditions of the benefit plans and programs maintained by us for individuals in positions comparable to Mr. Volpe. In addition Mr. Volpe is entitled to a leased vehicle of his choice with a purchase price not to exceed $60,000 and reimbursement for all insurance, maintenance and gasoline for the vehicle.

The Company has agreed to indemnify Mr. Volpe to the fullest extent permitted by law against all liabilities resulting from the performance of services for the Company and to advance reasonable expenses incurred by Mr. Volpe in connection with any proceeding to which he is party because of his service to the Company.

The employment agreement with Mr. Volpe also contains provisions relating to post-employment compensation, which are described below under the heading "Potential Payments Upon Termination or Change in Control."

Jean-Francois Chevrier

On July 25, 1990, we entered into an employment agreement with Mr. Chevrier pursuant to which he became the Le Havre, France Plant Director. Mr. Chevrier's employment agreement has an indefinite term. Under the agreement, Mr. Chevrier is eligible for participation in our bonus plan based upon the financial results of the company. If all of the objectives are met, Mr. Chevrier's agreement provides that his bonus will be equal to 15% of his annual base salary with a maximum of 20%. Mr. Chevrier will not receive less than 10% of his annual base salary. The Company has the discretion to provide a greater bonus or additional incentives, which was the case in 2007. See "Our 2007 Compensation Decisions — Annual Incentive Program." Under the agreement, Mr. Chevrier is entitled to use a car supplied by the company and receive reimbursement for all service, repair and maintenance costs for the vehicle.

Mark E. Baldwin

Pursuant to the terms of his offer letter dated July 15, 2007, Mr. Baldwin's 2007 salary was $350,000 a year with an annual incentive target of 75% of his base salary for 2007. Mr. Baldwin's 2007 incentive payment was prorated for the actual number of months he was employed by us in 2007. He received an initial annual long-term equity incentive valued at $600,000. Mr. Baldwin's offer letter also contains provisions relating to post-employment compensation, which are described below under the heading "Potential Payments Upon Termination or Change in Control."

Lonnie A. Arnett

Pursuant to the terms of a letter dated December 1, 2006, Mr. Arnett was entitled to receive a special bonus in 2007 with a maximum award potential of $200,000, to be paid on a pro rata basis based on the achievement of substantive progress toward the elimination of the Company's material weaknesses and the establishment of appropriate internal controls. Mr. Arnett was also entitled to receive up to an additional $200,000 for the achievement of a 2007 financial audit indicating that the Company's material weaknesses have been substantially remediated, payable in 2008 following the completion of the 2007 audit. Mr. Arnett was entitled to receive each of these bonuses in either cash or Company stock. Mr. Arnett was also entitled to a grant of restricted stock valued at $500,000 on February 15, 2007.

Other Considerations — The Corporate Tax Deduction on Compensation in Excess of $1 Million a Year

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits to $1 million the deductibility of compensation paid by a public company to any employee who on the last day of the year is the CEO or one of the four other most highly compensated officers. In 2007, DRC was subject to the transition rules of Section 162(m) of the Internal Revenue Code and U.S. Treasury regulations applicable to entities that have recently become publicly traded. Therefore Dresser-Rand was not subject to the $1 million limitation on deductibility in 2007. Outside the transition rules, compensation may qualify for an exemption from the deduction limit if it satisfies certain conditions under Section 162(m).

The Compensation Committee considers the impact of this rule when developing and implementing the various elements of Dresser-Rand's executive compensation program. We believe that it is important to preserve flexibility in administering compensation programs. Accordingly, Dresser-Rand has not adopted a policy that all compensation must qualify as deductible under Section 162(m), and amounts paid through the various elements of our compensation program may be determined not to so qualify. Where applicable, we will try to maximize deductibility under Section 162(m); however, we will do so only to the extent that the action is not in conflict with the best interests of our stockholders.

Former Controlling Stockholder Equity Program

At the time that it acquired the Company from Ingersoll Rand in 2004, our former controlling stockholder and an affiliate of First Reserve Corporation ("First Reserve") offered an opportunity for our CEO and other key executives to invest along side the controlling stockholder and to earn cash payments based on the growth in value of First Reserve's holdings in Dresser-Rand. The objectives of this investment program were to align the interests of the leadership team and First Reserve, and to provide a significant retention incentive to keep that leadership team in place throughout the period of First Reserve's ownership. All of our named executive officers elected to make personal investments in this program, with the exception of Mr. Baldwin and Mr. Arnett, both of whom joined the Company after the initiation of the equity program. Through the initial public offering and each successive secondary offering of Dresser-Rand shares, participants received cash distributions directly from our controlling stockholder based on the incremental value of the Dresser-Rand stock price and the number of equity units held by each participant.

Earnings from this program have been directly tied to proceeds received by First Reserve through its sale of the company's stock. Neither our executive leadership nor the Compensation Committee had authority to determine the amount of the individual investment under this program. First Reserve sold its remaining interest in Dresser-Rand on March 13, 2007, and provided final cash distributions to all participants shortly thereafter. As a result, there will be no further distributions from this equity program. While generally accepted accounting principles require us to record expenses relating to this equity program for the compensation elements made by a controlling stockholder, we believe it is not a material component of our current compensation program. Our non-cash expenses related to payments under the program are disclosed under "All Other Compensation" in the summary compensation table for each named executive officer who participated in the program. Further, the cash payments made by First Reserve to the participating named executive officers, which are related to the Company's non-cash expense are disclosed in footnotes to the summary compensation table. Additional details regarding this program are discussed under the heading Dresser-Rand Holdings, LLC Membership Interests in the Certain Related Party Transactions section of this proxy statement.

Summary Compensation Table

The following table summarizes the compensation of our Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers for 2007 and 2006. We refer to these individuals as our named executive officers.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(12)	Total ($)
Vincent R. Volpe Jr.,	2007	675,000	332,540	519,685	893,700	0	1,091,287	3,512,212
President & Chief Executive Officer	2006	600,000	0	0	600,000	8,559	10,958,964(4)	12,167,523
Leonard M. Anthony,	2007	258,198(5)	56,485	68,584	0	0	1,456,237	1,839,504
Executive Vice President and Chief Financial Officer	2006	380,634	0	0	255,700	0	2,167,033(6)	2,803,367
Mark E. Baldwin,	2007	154,340(7)	22,499	33,753	130,300	0	4,630	345,522
Executive Vice President and Chief Financial Officer	2006	0	0	0	0	0	0	0
Lonnie A. Arnett,	2007	289,620	311,062	63,670	429,500(8)	0	56,602	1,150,454
Vice President, Controller & Chief Accounting Officer	2006	281,186	156,455	521,976	279,400(8)	0	39,670	1,278,687
Walter J. Nye,	2007	266,087	57,148	171,003	164,600	0	325,986	984,825
Vice President & General Manager, European Served Area Operations	2006	258,336	0	0	131,400	8,038	1,118,702(9)	1,516,476
Jean-Francois Chevrier,	2007	299,185	43,342	129,768	165,000	0	245,464	882,759
Vice President North America Operations (10)	2006	244,684	0	0	89,000	0	1,087,871(11)	1,421,554

(1) Amounts represent the dollar amount of expense, without any reduction for risk of forfeiture, recognized for financial statement reporting purposes in the year shown for all awards granted in that year and previous years calculated in accordance with the provisions of SFAS 123R. We used the same assumptions to calculate these amounts as we used for financial statement reporting purposes. Information about these assumptions can be found in Note 17 to our financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007 and in Note 19 to our financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2006. Mr. Anthony forfeited 10,728 unvested stock awards and 39,978 unvested option awards during 2007.

(2) Represents payments earned under the Annual Incentive Plan in 2007 that were paid to the named executive officers in 2008. Additional information regarding the determination of the payments under the Annual Incentive Plan is included in the Compensation Discussion and Analysis under the subheading "Our 2007 Compensation Decisions — Annual Incentive Program."

(3) Represents the aggregate increase in actuarial present value for benefits previously earned under the frozen Dresser-Rand Pension Plan and the frozen Dresser-Rand SERP Plan. The discount rate used in calculating the present value of accumulated benefits increased from 5.6% at November 30, 2006 to 6.1% at November 30, 2007. These are the same rates used for preparation of the Company's pension plan financial statement disclosure information at those measurement dates. For the purpose of these calculations the participants are assumed to commence pension payments at age 65 (Normal Retirement Date) regardless of their current eligibility for early retirement. A discussion of the assumptions made in determining this increase is included following the tabled entitled "Pension Benefits." The year-over-year change in actuarial present value of benefits earned from 2006 to 2007 resulted in a negative sum of $4,606 for Mr. Volpe and $4,913 for Mr. Nye.

(4) Includes for 2006 the Company's non-cash expense in accordance with the provisions of SFAS 123R of $10,495,856 and $341,921 for exit and service units, respectively, under the DRH LLC Equity Program. In 2006, cash payments of $28,214,064 and $10,847,002 made by FRC to Mr. Volpe based on the value of exit units and service units, respectively, held by Mr. Volpe as part of the DRH LLC Equity Program. See "Certain Related Party Transactions — Dresser-Rand Holdings, LLC Membership Interests."

(5) Mr. Anthony's salary in 2007 on an annualized basis would have been $390,168. He left the Company on August 31, 2007.

(6) Includes for 2006 the Company's non-cash expense in accordance with the provisions of SFAS 123R of $2,099,171 and $52,295 for exit and service units, respectively, under the DRH LLC Equity Program. In 2006, the cash payments of $5,642,813 and $2,169,400 made by FRC to Mr. Anthony based on the value of exit units and service units, respectively, held by Mr. Anthony as part of the DRH LLC Equity Program. See "Certain Related Party Transactions — Dresser-Rand Holdings, LLC Membership Interests."

(7) Mr. Baldwin's salary in 2007 on an annualized basis would have been $350,000. He started with the Company on July 23, 2007.

(8) Mr. Arnett was provided with additional incentive payments of $250,000 and $150,000 for 2007 and 2006, respectively, in recognition of his leadership and accomplishments in building our financial organization and in eliminating the Company's material weaknesses.

(9) Includes for 2006 the Company's non-cash expense in accordance with the provisions of SFAS 123R of $1,049,586 and $34,192 for exit and service units, respectively, under the DRH LLC Equity Program. In 2006, the cash payments of $2,821,406 and $1,084,700 made by FRC to Mr. Nye based on the value of exit units and service units, respectively, held by Mr. Nye as part of the DRH LLC Equity Program. See "Certain Related Party Transactions — Dresser-Rand Holdings, LLC Membership Interests."

(10) Base salary and non-equity incentive plan compensation payments were paid to Mr. Chevrier in Euros. The amounts shown in the table are based on the currency exchange rate of 1.459 for the U.S. Dollar and the Euro in effect on December 31, 2007.

(11) Includes for 2006 the Company's non-cash expense in accordance with the provisions of SFAS 123R of $1,049,586 and $34,192 for exit and service units, respectively, under the DRH LLC Equity Program. In 2006, the cash payments of $2,821,406 and $1,084,700 made by FRC to Mr. Chevrier based on the value of exit units and service units, respectively, held by Mr. Chevrier as part of the DRH LLC Equity Program. See "Certain Related Party Transactions — Dresser-Rand Holdings, LLC Membership Interests."

(12) The amounts shown in the "All Other Compensation" column include the following:

Named Executive Officer	Year	Expense of Service Units of DRH LLC Equity Program ($)(a)	Company Qualified Retirement Savings Plan Contributions ($)(b)	Company Non-Qualified Deferred Compensation Plan Contributions ($)(c)	Personal Use of Company Car ($)(d)	International Assignment Related Compensation ($)	Relocation Expenses ($)(e)	Tax Assistance for Relocation Assistance ($)(e)	Total ($)
Vincent R. Volpe Jr.	2007	988,292	20,651	62,500	19,844	0	0	0	1,091,287
Leonard M. Anthony	2007	1,393,763	15,481	23,232	0	0	23,761	0	1,456,237
Mark E. Baldwin	2007	0	4,630	0	0	0	0	0	4,630
Lonnie A. Arnett	2007	0	15,000	41,602	0	0	0	0	56,602
Walter J. Nye	2007	98,829	20,353	24,440	0	182,364	0	0	325,986
Jean-Francois Chevrier	2007	98,829	0	0	1,132	58,910	57,794	28,799	245,464

(a) As described below under the heading "Certain Related Party Transactions — Dresser-Rand Holdings, LLC Membership Interests" certain of the named executive officers received cash payments **from FRC**, our former controlling stockholder, at the time of each public offering of Dresser-Rand shares. The value of these payments were based on the market price of Dresser-Rand's stock and the number of equity units held by each named executive officer. The values in column (a) reflect the Company's 2007 non-cash expense under SFAS 123R associated with the DRH LLC Equity Program. Based on exit and service units held by such individual as part of the DRH LLC Equity Program, the following cash payments were paid to the following individuals **by FRC**, our former controlling stockholder, in 2007:

• Mr. Volpe: $11,286,757

• Mr. Anthony: $2,257,351

• Mr. Nye: $1,128,676

• Mr. Chevrier: $1,128,676

(b) Our U.S. named executive officers are eligible to participate in the Qualified Retirement Savings Plan and are eligible for employer contributions on the same basis as all other participating employees. Non-matching Company contributions to the Qualified Retirement Savings Plan are subject to three-year cliff-vesting; all matching contributions are vested immediately. In 2007 we matched employee contributions up to 4% of compensation and contributed an additional 3% of compensation to the Qualified Retirement Savings Plan for each of the named executive officers. The values in this column represent the total of all 2007 Company contributions made on behalf of each named executive officer for this plan.

(c) Our U.S. named executive officers are eligible to participate in a non-qualified defined contribution plan, the Dresser-Rand Company Non-Qualified Retirement Plan (the "Non-Qualified Retirement Savings Plan"). The values in this column represent the total of all 2007 Company contributions made on behalf of each named executive officer under this plan. Additional details regarding this plan are shown in the table entitled "Non-Qualified Deferred Compensation."

(d) The value in this column represents the incremental cost associated with Mr. Volpe's personal use of his company car. The value for Mr. Chevrier is also based on his personal use of a company car.

(e) Messrs. Anthony and Chevrier relocated at the Company's request and received tax-assisted relocation benefits in accordance with the Company's relocation policy.

Grants of Plan-Based Awards for 2007

The following table provides details about the plan-based awards granted to our named executive officers for 2007.

Name	Grant Date (1)(2)	Compensation Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/sh)(4)	Grant Date Fair Value of Stock and Option Awards ($)(5)
			Threshold($)	Target($)	Maximum($)				
	—	—	5,600	700,000	1,050,000	—	—	—	—
Vincent R. Volpe Jr.	2/15/2007	2/1/2007	—	—	—	80,010	300,140	25.50	5,100,274
	—	—	2,341	292,626	438,939	—	—	—	—
Leonard M. Anthony	2/15/2007	2/1/2007	—	—	—	12,260	46,010	25.50	781,267
	—	—	875	109,384	164,076	—	—	—	—
Mark E. Baldwin(6)	8/15/2007	7/3/2007	—	—	—	6,791	25,390	35.34	600,024
	—	—	1,167	145,872	218,808	—	—	—	—
Lonnie A. Arnett	2/15/2007	2/1/2007	—	—	—	22,750	11,210	25.50	700,184
	—	—	1,072	134,020	201,030	—	—	—	—
Walter J. Nye	2/15/2007	2/1/2007	—	—	—	13,660(7)	51,250(8)	25.50	870,338
	—	—	1,197	149,593	224,390	—	—	—	—
Jean-Francois Chevrier	2/15/2007	2/1/2007	—	—	—	10,360(7)	38,890(8)	25.50	660,292

(1) The Compensation Committee had established 4 dates for granting equity awards in 2007: February 15, May 15, August 15, and November 15.

(2) In 2007, each named executive officer (other than Mr. Baldwin, who had not yet been hired) simultaneously received stock and option awards for both 2007 and 2008. The awards granted for 2007 vest 25% each year, beginning on the first anniversary of the grant date, and the awards granted for 2008 vest 25% each year,

beginning on the second anniversary of the grant date. Holders of restricted stock are entitled to dividends at the same rate as holders of unrestricted shares of our common stock.

(3) These columns show the range of payouts targeted for 2007 performance under the Annual Incentive Plan. The amount shown in the "target" column represents the incentive payment that will be earned by each named executive officer if 100% of the performance objectives are achieved. The amount shown in the "maximum" column represents the maximum amount payable of 150% of the target under the Annual Incentive Plan. The amount shown in the "threshold" column represents the amount payable under the Annual Incentive Plan if only the minimum level of performance is achieved on the financial performance objectives, which is 0.8% of the target amount. Additional information regarding the Annual Incentive Plan and the criteria applied in determining the amounts payable under the Annual Incentive Plan, can be found in the Compensation Discussion and Analysis under the subheading "Our 2007 Compensation Decisions — Annual Incentive Program." The actual amount of incentive bonus earned by each named executive officer in 2007 is reported in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. Mr. Anthony did not receive any compensation under the Annual Incentive Plan for 2007 because he resigned from the company during the year, but received compensation as described in the section below under the heading "Post-Employment Benefits for Leonard M. Anthony."

(4) The exercise price is the closing market price of our common stock on the grant date.

(5) See Note 17 to our financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007, for more information about the assumptions used to determine these amounts.

(6) Amounts for Mr. Baldwin's non-equity incentive plan awards were pro-rated at 41.67% in recognition of his service during the performance period.

(7) Represents grants of restricted stock units.

(8) Represents grants of stock appreciation rights.

A description of the employment agreements and arrangements we have entered into with our named executive officers is included in Compensation Discussion and Analysis under the heading "Employment Agreements and Arrangements."

Outstanding Equity Awards at the End of 2007

The following table provides information about outstanding equity awards held by our named executive officers on December 31, 2007.

	Options Awards				Stock Awards	
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options(#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)(1)**
Vincent R. Volpe Jr.	—	154,480(2)	25.50	2/15/2017	39,220(2)	1,531,541
	—	145,660(3)	25.50	2/15/2017	40,790(3)	1,592,850
Leonard M. Anthony	—	—	—	—	—	—
Mark E. Baldwin	—	25,390(2)	35.34	8/15/2017	6,791(2)	265,189
Lonnie A. Arnett	—	—	—	—	19,610(4)	765,771
		11,210(3)	25.50	2/15/2017	3,140(3)	122,617
	16,120	16,119(2)	21.00	8/5/2015	14,900	581,845
	75,224	—	21.00	8/5/2015	—	—
Walter J. Nye(5)	—	26,880(2)	25.50	2/15/2017	6,830(2)	266,712
	—	24,370(3)	25.50	2/15/2017	6,830(3)	266,712
Jean-Francois Chevrier(5)	—	20,400(2)	25.50	2/15/2017	5,180(2)	202,279
	—	18,490(3)	25.50	2/15/2017	5,180(3)	202,279

(1) Market value is calculated by multiplying the closing market price of our common stock on December 31, 2007 ($39.05) by the number of shares that have not vested.

(2) Awards vest 25% each year, beginning on the first anniversary of the grant date.

(3) Awards vest 25% each year, beginning on the second anniversary of the grant date.

(4) Awards vest 33% each year, beginning on the first anniversary of the grant date.

(5) Options and shares shown consist of stock appreciation rights and restricted stock units.

Option Exercises and Stock Vested in 2007

The following table provides information about options that were exercised and restricted stock that vested during 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Vincent R. Volpe Jr.	0	0	0	0
Leonard M. Anthony(3)	6,032	74,556	1,532(4)	56,485
Mark E. Baldwin	0	0	0	0
Lonnie A. Arnett	0	0	7,450(5)	280,791
Walter J. Nye	0	0	0	0
Jean-Francois Chevrier	0	0	0	0

(1) Value is calculated by multiplying (a) the number of shares acquired on exercise by (b) the difference between the market price of our common stock at the time of exercise and the exercise price.

(2) Value is calculated by multiplying (a) the closing market price of our common stock on the vesting date by (b) the number of shares of stock that vested.

(3) Vesting of certain options and shares of restricted stock was accelerated due to resignation. See "Potential Payments Upon Termination or Change in Control — Post-Employment Benefits for Leonard M. Anthony."

(4) We withheld 406 shares to cover the taxes due upon vesting. The amount shown in the table does not give effect to the withholding of these shares.

(5) We withheld 1,971 shares to cover the taxes due upon vesting. The amount shown in the table does not give effect to the withholding of these shares.

Pension Benefits for 2007

The following table sets forth the present value of accrued pension plan benefits for each of our named executive officers as of the end of 2007.

Name	Plan Name	Number of Years Credited Service(#)	Present Value of Accumulated Benefit($)(1)	Payments During Last Fiscal Year($)
Vincent R. Volpe Jr.	Dresser-Rand Pension Plan	26	82,310	0
	Supplemental Executive Retirement Plan of Dresser-Rand Company	25	43,864	0
Leonard M. Anthony	Not Eligible			
Mark E. Baldwin	Not Eligible			
Lonnie A. Arnett	Not Eligible			
Walter J. Nye	Dresser-Rand Pension Plan	32	113,802	0
	Supplemental Executive Retirement Plan of Dresser-Rand Company	32	8,369	0
Jean-Francois Chevrier	Not Eligible			

(1) The calculation of present value of accumulated benefit assumes retirement at age 65, a discount rate of 6.1 percent and the RP2000 mortality for healthy males and females.

Prior to March 31, 1998, Dresser Rand Company sponsored the Dresser-Rand Pension Plan and the SERP Plan for salaried employees. The benefits under these plans were based on final average pay and service at retirement, subject to applicable offsets. Effective March 31,1998, our Predecessor amended both plans to cease benefit accruals as of that date. That is, for employees hired prior to March 31, 1998, their accrued benefits under the Dresser-Rand Pension Plan were frozen and no additional accruals due to service and or pay were granted. Employees hired after March 31, 1998 were not eligible to participate in any defined benefit pension plans sponsored by the Company.

As of December 31, 2007, Messrs. Volpe and Nye have estimated monthly accrued pension benefits of $1,638 and $1,939, respectively. These benefit amounts are payable at age 65 as a single life annuity and represent the benefit payable from both the Dresser-Rand Pension Plan and the SERP Plan. These benefit amounts are fixed obligations of the successor and will not increase with future pay and/or service levels. Other actuarial equivalent distribution options are available to them under the qualified pension plan, such as a 100% Joint & Survivor option, 50% Joint & Survivor option and 10 Year Period Certain. Only the 50% Joint & Survivor option is available under the SERP Plan.

The Normal Retirement Age is 65 for both the Dresser-Rand Pension Plan and the SERP Plan. The Dresser-Rand Pension Plan permits participants who possess at least 9 years of benefit credit service upon termination of employment to begin receiving pension benefits anytime on or after their 55th birthday.

The retirement reduction factors for both the Dresser-Rand Pension Plan and the SERP Plan are as follows:

Age when Benefits Commence	Percent of Age 65 Benefit that is Payable Upon Retirement
65	100%
64	90.69%
63	82.48%
62	75.22%
61	68.77%
60	63.02%
59	57.88%
58	53.27%
57	49.12%
56	45.38%
55	41.99%

As of December 31, 2007, none of the named executive officers were eligible for early retirement under these plans as they are all under age 55.

Non-Qualified Deferred Compensation for 2007

The following table summarizes the compensation provided to our named executive officers under our non-qualified deferred compensation plans for 2007.

Name	Plan Name	Executive Contributions in Last FY($)	Registrant Contributions in Last FY($)(1)	Aggregate Earnings in Last FY($)	Aggregate Balance at Last FYE($)
Vincent R. Volpe Jr.	Non-Qualified Retirement Savings Plan	62,500	62,500	1,282	126,282
	Excess Plan	—	—	4,076	30,332
	Compensation Limit Plan	—	—	111,560	1,389,556
Leonard M. Anthony	Non-Qualified Retirement Savings Plan	23,232	23,232	1,494	47,958
Mark E. Baldwin		—	—	—	—
Lonnie A. Arnett	Non-Qualified Retirement Savings Plan	41,602	41,602	(1,242)	81,962
	Excess Plan	—	—	349	7,366
	Compensation Limit Plan	—	—	1,019	21,490
Walter J. Nye	Non-Qualified Retirement Savings Plan	24,440	24,440	433	49,313
	Excess Plan	—	—	(17)	453
	Compensation Limit Plan	—	—	(11,620)	304,368
Jean-Francois Chevrier	Not Eligible	—	—	—	—

(1) Amounts shown in this column are included in the Summary Compensation Table in the "All Other Compensation" column.

The Excess Plan and the Compensation Limit Plan were frozen in 2006. In 2007, we implemented a new non-qualified deferred compensation program that includes both a qualified and non-qualified retirement savings plan. A description of the material terms of the non-qualified retirement plan is provided in Compensation Discussion and Analysis under the heading "Post-Employment (Retirement and Severance) Benefits."

Potential Payments Upon Termination or Change in Control

The tables below reflect the amount of compensation payable to each of the named executive officers in the event of termination of employment or change in control. In preparing the tables below, we assumed that the termination occurred on December 31, 2007.

Unless otherwise provided in an employment or severance agreement described below, our named executive officers are not entitled to compensation upon a change in control, a termination without cause, or a termination upon death or disability from the company for any reason.

You can find information about the severance and other payments we made to Mr. Anthony in connection with his resignation below under the heading "Post Employment Benefits for Leonard M. Anthony."

Vincent R. Volpe Jr.

The following table shows the potential payments upon termination or a change in control for Vincent Volpe, our President and Chief Executive Officer. Under the terms of his employment agreement, if Mr. Volpe's employment is terminated by us without "cause" or as a result of his death or disability, or if Mr. Volpe resigns for "good reason," Mr. Volpe will receive (a) a severance payment equal to twice his base salary, (b) the accrued but unpaid salary through the date of termination, (b) the accrued but unpaid bonus earned for fiscal years prior to the fiscal year of termination, (c) the maximum target annual bonus for the fiscal year of termination, prorated to the amount of time actually employed during such year, and (d) continued medical, dental, disability and life insurance coverage for Mr. Volpe and his eligible dependents two years following the date of termination.

"Cause" is defined in Mr. Volpe's employment agreement to mean the occurrence of any of the following: (i) the material failure or refusal of Mr. Volpe to perform his duties under the agreement; (ii) any willful, intentional or grossly negligent act by Mr. Volpe having the effect of materially injuring the interest, business or prospects of the Company, its parent or any of their respective subsidiaries or affiliates, or any divisions Mr. Volpe may manage; (iii) the material violation or material failure by Mr. Volpe to comply with the Company's material published rules, regulations or policies; (iv) Mr. Volpe's conviction of a felony offense or a misdemeanor offense involving moral turpitude, fraud, theft or dishonesty; (v) any willful or intentional, misappropriation or embezzlement of the property of the Company, its parent or any of their respective subsidiaries or affiliates (whether or not a misdemeanor or felony); or (vi) a material breach of any one or more of the covenants of the agreement by Mr. Volpe. "Good reason" is defined in Mr. Volpe's employment agreement to mean (i) the Company materially and adversely changes Mr. Volpe's title, duties or responsibilities, provided, however, that resignation of Mr. Volpe from the Board shall not be deemed such a change; (ii) the Company materially reduces the compensation or benefits to which Mr. Volpe is entitled under the agreement; (iii) a relocation of Mr. Volpe's principal place of employment to a location that is more than fifty miles outside of either (x) Olean, New York or (y) any location that Mr. Volpe has recommended to the Board as a location for the Company's headquarters; (iv) a material breach of any one or more of the covenants of the agreement by the Company or its parent; or (v) the succession or assignment of the agreement in violation of the provisions thereof. "Disability" is defined to mean Mr. Volpe's physical or mental incapacity to perform his essential functions with or without reasonable accommodations for a period of not less than 90 days within a given twelve month period with such condition likely to remain continuously and permanently, as determined by the Company.

To the extent Mr. Volpe is entitled to receive severance, he is subject to a provision in his employment agreement prohibiting him from competing with us. If Mr. Volpe's employment is terminated by us for "cause" or if Mr. Volpe resigns without "good reason," we can elect to enforce a provision in his employment agreement prohibiting him from competing with us for a period of up to two years following such termination provided that we pay Mr. Volpe his base salary for such two-year period.

	Change-In-Control ($)	Involuntary Termination Without Cause or Voluntary Termination With Good Reason ($)	Involuntary Termination for Cause or Voluntary Termination Without Good Reason ($)	Death or Disability ($)
Bonus for Year of Separation	0	700,000	0	700,000
Cash Severance	0	1,400,000	0	1,400,000
Health Care Benefits	0	30,596	0	30,596
Total	0	2,119,152	0	2,119,152

Mark E. Baldwin

At the time of his hire by the Company, and per the terms of his offer letter dated July 15, 2007, Mr. Baldwin is eligible for a cash severance payment equal to 18 months base salary plus annual bonus at target upon a termination for any reason other than just cause. Assuming such a termination on December 31, 2007, Mr. Baldwin would have been entitled to $787,500 under the terms of his offer letter, consisting of $252,500 for his bonus for the year of termination and $525,000 in cash severance. Mr. Baldwin's offer letter also provides that the benefits for the Chief Financial Officer under a program being reviewed by the Compensation Committee upon a change in control will be no less than two years equivalent of salary and annual bonus.

Post-Employment Benefits for Leonard M. Anthony

The table below shows the benefits that Mr. Anthony received in connection with his resignation from the Company:

Cash severance equal to 1 times base salary	$390,168
Bonus for year of separation	$292,621
Accelerated vesting of 25% of 2007 restricted stock award	$ 56,485
Accelerated vesting of 25% of 2007 stock option award	$ 74,556
Relocation expenses	$ 23,761
Lump sum cash payment equal to cost of 3 months of premiums for COBRA continuation coverage	$ 2,216
Total	$839,807

Director Compensation

In 2007, Directors who were employed by the Company did not receive compensation for service as a director. Each non-employee Director received an annual cash retainer of $36,000 and $90,000 in restricted stock pursuant to the 2005 Directors Stock Incentive Plan. We also pay independent directors a fee of $10,000 for acting as committee chairs ($15,000 for serving as Audit Committee chair). For each Board or applicable committee meeting our independent directors attend in person or telephonically, they earned a fee of $1,500. Under the 2005 Directors Stock Incentive Plan, our independent Directors may opt to receive shares of our common stock in lieu of cash. At the election of the Director, all fees may be deferred and deemed invested in the Company's common stock. The 2007 Director grants will vest fifty percent (50%) on the first anniversary of the grant date and twenty five percent (25%) on each subsequent anniversary of the grant date.

In addition, the Company reimburses Directors for travel expenses incurred in connection with attending Board, committee and stockholder meetings and for other Company business related expenses. The Company will also reimburse Directors up to $5,000 per year for Director education programs and seminars.

The table below summarizes the compensation paid to our non-employee directors during 2007:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
William E. Macaulay, Chairman	43,500	41,250(2)	84,750(2)
Rita V. Foley	49,500	35,704(3)	85,204
Mark A. McComiskey(4)	49,500	0(5)	49,500
Kenneth W. Moore(4)	39,000	0(6)	39,000
Louis A. Raspino	97,000	41,250(7)	138,250
Philip R. Roth	77,500	41,250(8)	118,750
Michael L. Underwood	81,000	41,250(9)	122,250
Jean-Paul Vettier	64,500	47,820(10)	111,320
Joseph C. Winkler	40,500	35,704(11)	76,204

(1) The amounts included in this column represent the dollar amounts of expense recognized for financial statement reporting purposes for 2007 related to stock awards to directors, computed in accordance with SFAS 123R.

(2) Mr. Macaulay was granted 3,475 shares of restricted stock on February 1, 2007, with a grant date fair value of $90,000, which we calculated using the closing price of our common stock on the date of grant. However, the Company determined that the 2005 Directors Stock Incentive Plan did not permit the grant of restricted shares to Mr. Macaulay as a result of an administrative error. Thus, as of December 31, 2007, Mr. Macaulay held a total of 150,000 shares of common stock and the right to receive 3,475 shares of restricted stock. On February 12, 2008, the Company nullified the 2007 grant of restricted stock and authorized a new issuance of 1,737 shares of common stock and 1,738 shares of restricted stock with Mr. Macaulay's concurrence. These shares had a grant date fair value of $120,409.

(3) Ms. Foley was granted 1,720 shares of restricted stock on May 15, 2007, with a grant date fair value of $56,500, which we calculated using the closing price of our common stock on the date of grant. As of December 31, 2007, Ms. Foley had a total of 1,720 shares of restricted stock outstanding. Ms. Foley joined the Board after the 2007 Annual Meeting of Stockholders.

(4) The terms of Messrs. McComiskey and Moore ended at the 2007 Annual Meeting of Stockholders.

(5) Mr. McComiskey was granted 3,475 shares of restricted stock on February 1 , 2007 with a grant date fair value of $90,000, which we calculated using the closing price of our common stock on the date of grant. All of these shares of restricted stock were forfeited on May 16, 2007 when Mr. McComiskey's term as a Director ended.

(6) Mr. Moore was granted 3,475 shares of restricted stock on February 1, 2007 with a grant date fair value of $90,000, which we calculated using the closing price of our common stock on the date of grant. All of these shares of restricted stock were forfeited on May 16, 2007 when Mr. Moore's term as a Director ended.

(7) Mr. Raspino was granted 3,475 shares of restricted stock on February 1, 2007, with a grant date fair value of $90,000, which we calculated using the closing price of our common stock on the date of grant. As of December 31, 2007, Mr. Raspino had a total of 3,475 shares of restricted stock and 4,651 deferred shares outstanding.

(8) Mr. Roth was granted 3,475 shares of restricted stock on February 1, 2007, with a grant date fair value of $90,000, which we calculated using the closing price of our common stock on the date of grant. As of December 31, 2007, Mr. Roth had a total of 3,475 shares of restricted stock outstanding.

(9) Mr. Underwood was granted 3,475 shares of restricted stock on February 1, 2007, with a grant date fair value of $90,000, which we calculated using the closing price of our common stock on the date of grant. As of December 31, 2007, Mr. Underwood had a total of 3,475 shares of restricted stock outstanding.

(10) Mr. Vettier was granted 3,475 shares of restricted stock on February 1, 2007, with a grant date fair value of $90,000, which we calculated using the closing price of our common stock on the date of grant. As of December 31, 2007, Mr. Vettier had a total of 3,475 shares of restricted stock outstanding. Mr. Vettier had two vestings of 155 shares in the first and second quarter of 2007 from a prior year's grant.

(11) Mr. Winkler was granted 1,720 shares of restricted stock on May 15, 2007, with a grant date fair value of $56,500, which we calculated using the closing price of our common stock on the date of grant. As of December 31, 2007, Mr. Winkler had a total of 1,720 shares of restricted stock outstanding. Mr. Winkler joined the Board after the 2007 Annual Meeting of Stockholders.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's proxy statement issued in connection with the 2008 Annual Meeting of Stockholders.

THE COMPENSATION COMMITTEE

Louis A. Raspino, Chairman
Jean-Paul Vettier
Rita V. Foley

Compensation Committee Interlocks and Insider Participation

Directors Raspino, Vettier and Foley were members of the Compensation Committee during 2007. The Compensation Committee determines the compensation of our President and Chief Executive Officer.

In 2007, none of DRC's executive officers:

- served as a member of the compensation committee (or committee performing a similar function, or in the absence of such committee, the board of directors) of another entity, one of whose executive officers served on DRC's Compensation Committee or Board of Directors; or
- served as a director of another entity, one of whose executive officers served on DRC's Compensation Committee.

EQUITY COMPENSATION PLAN INFORMATION

Information regarding the securities authorized for issuance under our equity compensation plans is as follows:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity Compensation plans approved by security holders	1,124,299	$25.70	2,160,664
Equity Compensation plans not approved by security holders	0	0	0
Total	1,124,299	$25.70	2,160,664

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock as of March 18, 2008, by (i) each person who is known by us beneficially to own more than 5% of the outstanding common stock, (ii) each of our Directors (and Director nominees), (iii) each named executive officer and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address of each person named in the table below is c/o Dresser-Rand Group Inc., 1200 West Sam Houston Parkway North, Houston, Texas 77043.

	Shares Beneficially Owned	
Name of Beneficial Owner	Number(1)	Percent of Common(2)
American Century Companies, Inc.(3)	6,486,444	7.54
Federated Investors, Inc.(4)	7,840,900	9.12
Neuberger Berman Inc(5)	4,527,704	5.27
FMR LLC(6)	4,407,089	5.12
William E. Macaulay(7)	156,073	*
Rita V. Foley(8)	4,318	*
Louis A. Raspino(9)	10,107	*
Philip R. Roth(10)	7,265	*
Michael L. Underwood(11)	8,129	*
Jean-Paul Vettier(12)	6,531	*
Joseph C. Winkler III(13)	4,318	*
Vincent R. Volpe Jr.(14)	370,534	*
Leonard M. Anthony	0	*
Mark E. Baldwin(15)	16,111	*
Walter J. Nye(16)	17,600	*
Jean-Francois Chevrier(17)	6,136	*
Lonnie A. Arnett(18)	137,114	*
Directors and executive officers as a group (18 persons)(19)	836,152	*

* Less than 1% of outstanding common stock.

(1) The number of shares beneficially owned by each entity or individual is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, each entity or individual is considered the beneficial owner of any shares as to which they have the sole or shared voting power or investment power. These persons are also deemed under the same rules to beneficially own any shares that they have the right to acquire as of March 18, 2008, or within 60 days from that date, through the exercise of stock options or other similar rights. The amounts shown also include, where applicable, shares of restricted stock. None of our directors or executive officers has pledged as security any of the shares they beneficially own. Unless otherwise indicated, each person has sole investment and voting power (or, under applicable marital property laws, shares these powers with his or her spouse) with respect to the shares shown in the table.

(2) Ownership percentage is reported based on 85,994,743 shares of common stock outstanding on March 18, 2008, plus, as to the holder thereof only and no other person, the number of shares (if any) that the person has the right to acquire as of March 18, 2008 or within 60 days from that date through the exercise of stock options or other similar rights.

(3) Reflects beneficial ownership of 6,486,444 shares of our common stock by American Century Companies, Inc. ("American"). This information was reported on a Schedule 13G filed by American with the SEC on February 13, 2008. American is a parent holding company. American Century Investment Management, Inc. is a wholly-owned subsidiary of American and a registered investment advisor, and American Century Mutual Funds, Inc. is a registered investment company. The Schedule 13G indicates that American and American

Century Investment Management, Inc. have sole voting power over 6,262,795 shares and sole dispositive power over 6,486,444 shares. The Schedule 13G further indicates that American Century Mutual Funds, Inc. has sole voting power over 5,231,200 shares and sole dispositive power over 5,231,200 shares. The address of each filer is 4500 Main Street, 9th Floor, Kansas City, MO 64111.

(4) Reflects beneficial ownership of 7,840,900 shares of our common stock by Federated Investors, Inc. ("Federated"). This information was reported on a Schedule 13G/A filed by Federated with the SEC on February 13, 2008. Federated is the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the "Investment Advisers"), which act as investment advisers to registered investment companies and separate accounts that own shares of our common stock. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of Federated. All of the Federated's outstanding voting stock is held in the Voting Shares Irrevocable Trust (the "Trust") for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the "Trustees") and may be deemed to be beneficial owners of the 7,840,900 shares and, with respect to the Trustees, have shared voting and investment power over the shares held by the Trust. Federated, the Trust, and each of the Trustees expressly disclaim beneficial ownership of our common stock. The address of each filer is Federated Investors Tower, Pittsburgh, PA 15222-3779.

(5) Reflects beneficial ownership of 4,527,704 shares of our common stock by Neuberger Berman Inc. ("Neuberger"). This information was reported on a Schedule 13G/A filed by Neuberger with the SEC on February 13, 2008. The Schedule 13G/A indicates that Neuberger and Neuberger Berman, LLC, a wholly-owned subsidiary of Neuberger and a registered investment advisor, have sole voting power over 2,992,889 shares, shared voting power over 925,900 shares, and shared dispositive power over 4,527,704 shares. The address of each filer is 605 Third Avenue, New York, NY 10158.

(6) Reflects beneficial ownership of 4,407,089 shares of our common stock by FMR LLC ("FMR"). This information was reported on a Schedule 13G filed with the SEC on February 14, 2008. The Schedule 13G indicates that FMR has sole voting power over 725,069 shares and sole dispositive power over 4,407,089 shares. Fidelity Management & Research Company ("Fidelity") is a wholly-owned subsidiary of FMR and a registered investment adviser. The Schedule 13G indicates that Fidelity is the beneficial owner of 3,682,020 shares. Strategic Advisers is a wholly-owned subsidiary of FMR and a registered investment adviser. The Schedule 13G indicates that Strategic Advisers is the beneficial owner of 669 shares. Fidelity International Limited ("FIL") and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. The Schedule 13G indicates that FIL is the beneficial owner of 724,400 shares. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. The address of FMR, Fidelity, and Strategic Advisers is 82 Devonshire Street, Boston, MA 02109. The address of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

(7) Includes beneficial ownership of 4,336 shares of unvested restricted stock.

(8) Includes beneficial ownership of 4,318 shares of unvested restricted stock.

(9) Includes beneficial ownership of 4,335 shares of unvested restricted stock and 4,651 shares of deferred stock.

(10) Includes beneficial ownership of 4,335 shares of unvested restricted stock.

(11) Includes beneficial ownership of 4,335 shares of unvested restricted stock.

(12) Includes beneficial ownership of 4,335 shares of unvested restricted stock.

(13) Includes beneficial ownership of 4,318 shares of unvested restricted stock.

(14) Includes beneficial ownership of 70,205 shares of unvested restricted stock and 38,620 shares subject to options that are exercisable as of March 18, 2008.

(15) Includes beneficial ownership of 16,111 shares of unvested restricted stock.

(16) Includes beneficial ownership of 1,150 vested restricted stock units and 6,720 vested stock appreciation rights.

(17) Includes beneficial ownership of 1,036 vested restricted stock units and 5,100 vested stock appreciation rights.

(18) Includes beneficial ownership of 31,113 shares of unvested restricted stock and 91,344 shares subject to options that are exercisable as of March 18, 2008.

(19) Includes beneficial ownership of 201,301 shares of unvested restricted stock and 167,455 shares subject to options that are exercisable as of March 18, 2008.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires DRC's directors and executive officers, and persons who beneficially own more than ten percent (10%) of a registered class of DRC's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of DRC's equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish DRC with copies of all Section 16(a) reports they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, DRC believes that all reporting requirements under Section 16(a) for the fiscal year ended December 31, 2007, were met in a timely manner by its directors, executive officers, and greater than ten percent (10%) beneficial owners except that a Form 4 for the disposal of 1,971 shares of DRC common stock to satisfy a tax withholding obligation on August 5, 2007, was inadvertently not timely filed for Lonnie A. Arnett and resulted in a late Form 4 being filed on August 21, 2007, and a Form 4 for the disposal of 1,971 shares of DRC common stock to satisfy a tax withholding obligation on August 5, 2006, was inadvertently not filed for Mr. Arnett and resulted in a Form 5 being filed on May 16, 2007.

CERTAIN RELATED PARTY TRANSACTIONS

Review and Approval of Related Party Transactions

The Board has adopted a written policy for approval of transactions between the Company and its directors, director nominees, executive officers, greater-than-5% beneficial owners, and their respective immediate family members (each a "Related Party"), where the amount involved in the transaction exceeds or is expected to exceed $100,000 in any calendar year.

The policy provides that the Nominating and Governance Committee reviews certain transactions subject to the policy and determines whether or not to approve or ratify those transactions. In doing so, the Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms that are no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Party's interest in the transaction. In addition, the Board has delegated authority to the Chair of the Committee to pre-approve or ratify transactions where the aggregate amount involved is expected to be less than $250,000. A summary of any new transactions pre-approved by the Chair is provided to the full Committee for its review in connection with each regularly scheduled Committee meeting.

The Committee has considered and adopted standing pre-approvals under the policy for limited transactions with a Related Party. Pre-approved transactions include:

- *Employment of executive officers.* Any employment by the Company of an executive officer of the Company if the related compensation is required to be reported in the Company's proxy statement under Item 402 of the Securities and Exchange Commission's ("SEC's") compensation disclosure requirements (generally applicable to "named executive officers").
- *Director compensation.* Any compensation paid to a director if the compensation is required to be reported in the Company's proxy statement under Item 402 of the SEC's compensation disclosure requirements;
- *Certain transactions with other companies.* Any transaction with another company at which a Related Party's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $100,000, or 2 percent of that company's total annual revenues.

- *Certain Company charitable contributions.* Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a Related Party's only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the lesser of $100,000, or 2 percent of the charitable organization's total annual receipts.
- *Transactions where all stockholders receive proportional benefits.* Any transaction where the Related Party's interest arises solely from the ownership of the Company's common stock and all holders of the Company's common stock received the same benefit on a *pro rata* basis (*e.g.* dividends).
- *Transactions involving competitive bids.* Any transaction involving a Related Party where the rates or charges involved are determined by competitive bids.
- *Regulated transactions.* Any transaction with a Related Party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.
- *Indemnification.* Any transaction in which a Related Party is being indemnified by the Company or the Company is advancing expenses pursuant to an Indemnification Agreement, the Company's By-Laws or Certificate of Incorporation.

A summary of new transactions covered by the standing pre-approvals described above is provided to the Committee for its review in connection with each regularly scheduled meeting of the Committee.

This written policy was adopted subsequent to the date of each of the related party transactions described herein, but all of the related party transactions described herein have been approved by the Company's Board of Directors under the Company's related party transaction approval policies in effect at the times such transactions were entered into.

Related Party Transactions

Amended and Restated Limited Liability Company Agreement of Dresser-Rand Holdings, LLC

In connection with our acquisition by funds affiliated with First Reserve, Dresser-Rand Holdings, LLC, our prior indirect parent, amended and restated its limited liability company agreement, governing, among other things, the terms under which senior management acquired common units and profit units in Dresser-Rand Holdings, LLC. The material terms of the Holdings LLC Agreement are summarized below.

Dresser-Rand Holdings, LLC Membership Interests

Pursuant to an agreement reached with management prior to the acquisition, certain members of management were offered the opportunity in October 2004 to acquire common units in Dresser-Rand Holdings, LLC at the same price paid per unit by the funds affiliated with First Reserve in connection with the acquisition. Executives who purchased common units were also issued profit units in Dresser-Rand Holdings, LLC, which permitted them to indirectly share in appreciation in the value of our shares. After a period of several weeks to evaluate the offer, certain of our executive officers, including our Chief Executive Officer and certain of our other named executive officers, availed themselves of this opportunity in November 2004. Our Directors were not offered the opportunity to acquire common units or profit units in Dresser-Rand Holdings, LLC. The terms of the plan, which we refer to as the DRH LLC Equity Program, are set forth in the Amended and Restated Limited Liability Company Agreement of Dresser-Rand Holdings, LLC, which we refer to as the Holdings LLC Agreement. Under the terms of the Holdings LLC Agreement, management members whose capital contribution exceeded $100,000 are subject to a provision not to compete with us during the period for which they provide services to us and for a period of two years thereafter. The following contains a summary of the material terms of the Holdings LLC Agreement.

The only asset of Dresser-Rand Holdings, LLC was its ownership, through D-R Interholding, LLC, of our shares. The Holdings LLC Agreement permitted the grant of the right to purchase common units to members of Dresser-Rand Holdings, LLC and the grant of profit units, consisting of one initial tranche of service units and five initial tranches of exit units, to certain management members who owned common units. In October and November 2004, First Reserve, through its affiliated funds, and certain other members purchased 100,609,829 common units for an aggregate purchase price of $435.8 million. Messrs. Volpe, Nye and Chevrier purchased 461,892, 57,737 and 60,000 common units, respectively, in November 2004. In November 2004, Dresser-Rand Holdings, LLC issued 7,975,000 profit units to management members, with Messrs. Volpe, Nye and Chevrier receiving 4,000,000, 400,000 and 400,000, respectively, of such profit units. During 2005, three additional management members became members of Dresser-Rand Holdings, LLC and purchased 303,735 common units for an aggregate purchase price of $1.3 million, including Mr. Anthony, who purchased 221,300 common units for approximately $959,000. These management members were also issued a total of 1,000,000 profit units, including Mr. Anthony with 800,000 profit units. The proceeds of all common unit issuances were used to acquire DRC common stock through D-R Interholding, LLC. In March 2007, Dresser-Rand Holdings, LLC sold its remaining shares of DRC for net proceeds of $309.8 million. Affiliates of First Reserve received approximately $280.1 million, and the management members of Dresser-Rand Holdings, LLC received approximately $29.7 million in the aggregate, with Messrs. Volpe, Anthony, Nye and Chevrier receiving approximately $12,590,000, $2,882,000, $1,292,000 and $1,298,000, respectively. Such amounts include the cash compensation attributed to exit units and service units disclosed in footnote (a) to the table included in footnote (12) to the Summary Compensation Table.

All such payments to management were from the proceeds of stock sales by Dresser-Rand Holdings, LLC, which was effected through D-R Interholding, LLC, neither of which were consolidated in our financial statements. Though management received **no payment from DRC** in connection with these offerings, DRC recorded in 2007 a pre-tax and after-tax, non-cash compensation expense in connection with the service units, and an increase in paid-in capital approximately equal to the fair value of such service units at the grant date to the extent expensed in 2007. Neither cash nor total stockholders' equity was impacted.

Polestar Group Inc. Agreements

In connection with DRC's global singular process project, DRC entered into written agreements with Polestar Group Inc. ("Polestar"), an entity in which Honor Guiney, DRC's Vice President, Global Singular Processes, is the sole stockholder. Pursuant to these agreements, Polestar provides project management resources to DRC. During 2007, DRC paid Polestar $4,242,844 for services provided by Polestar pursuant to these agreements. DRC believes that the agreements with Polestar were all on terms at least favorable to DRC as if negotiated on an arm's-length basis with unrelated third parties.

HOUSEHOLDING OF PROXY MATERIALS

In an effort to reduce printing costs and postage fees, we have adopted a practice called "householding." Under this practice, stockholders who have the same address and last name and do not participate in email delivery of proxy materials will receive only one Notice of Internet Availability of Proxy Materials unless one or more of these people notifies us that he or she wishes to continue to receive individual copies.

If you share an address with another stockholder and receive only one Notice of Internet Availability of Proxy Materials and would like to request a separate copy for this year's annual meeting or for any future meetings, please: (1) call our Investor Relations department at 713-973-5497; (2) send an email message to Blaise Derrico at bderrico@dresser-rand.com; or (3) mail your request to Dresser-Rand Group Inc., 1200 West Sam Houston Parkway North, Houston, Texas 77043, Attn: Investor Relations. Additional copies of the notice will be sent promptly after receipt of your request. Similarly, you may also contact us through any of these methods if you receive multiple copies of the notice and would prefer to receive a single copy in the future.

STOCKHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING

From time to time, stockholders present proposals that may be proper subjects for inclusion in the proxy statement and for consideration at an annual meeting. To be included in the proxy statement for the 2009 Annual Meeting, DRC must receive proposals no later than December 2, 2008. Proposals for inclusion in the proxy statement must comply with the Exchange Act, including Rule 14a-8, as well as with our bylaws.

Pursuant to DRC's bylaws, stockholders may present proposals that are proper subjects for consideration at an annual meeting. DRC's bylaws require all stockholders who intend to make proposals at an annual stockholders meeting to submit their proposals to DRC no later than the close of business on the 90th day prior to nor earlier than the close of business on the 120th day prior to the anniversary date of the date on which DRC first mailed its proxy materials for the previous year's annual meeting. To be eligible for consideration at the 2009 Annual Meeting, proposals that have not been submitted by the deadline for inclusion in the proxy statement must be received by DRC between December 2, 2008 and January 1, 2009. In the event the date of the 2009 Annual Meeting is changed by more than 30 days from the date of the 2008 Annual Meeting, stockholder notice must be received not earlier than the close of business on the 120th day prior to the 2009 Annual Meeting no later than the close of business on the later of the 90th day prior to the 2009 Annual Meeting or the tenth day following the day on which public announcement of the date of the 2009 Annual Meeting is first made. However, if the number of directors to be elected to the Board of Directors is increased and there is no public announcement by DRC naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days prior to the anniversary of the mailing of proxy materials for the prior year's annual meeting of stockholders, then a stockholder proposal only with respect to nominees for any new positions created by such increase must be received by the Secretary of DRC by the close of business on the 10th day following such public announcement. These provisions are intended to allow all stockholders to have an opportunity to consider business expected to be raised at the Annual Meeting.

ANNUAL REPORT ON FORM 10-K

DRC's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, will be provided upon written request by any stockholder at no cost. The request should be submitted to DRC, c/o Mark F. Mai, 1200 West Sam Houston Parkway North, Houston, Texas 77043. The exhibits to the Annual Report on Form 10-K are available upon payment of charges that approximate our cost of reproduction.

You can also obtain a copy of our Annual Report on Form 10-K, as well as other filings we make with the SEC, on our website at www.dresser-rand.com or on the SEC's website at www.sec.gov.

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It is important that your shares be represented at the meeting, regardless of the number of shares that you hold. YOU, THEREFORE, ARE URGED TO VOTE PROMPTLY. Stockholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

/s/ MARK F. MAI

Vice President, General Counsel and Secretary

April 1, 2008
Houston, Texas

DRESSER-RAND GROUP INC.
2008 STOCK INCENTIVE PLAN

1. Purpose

The purpose of the Dresser-Rand Group Inc. 2008 Stock Incentive Plan (the "Plan") is to advance the interests of Dresser-Rand Group Inc. (the "Company") by enabling the Company and its Subsidiaries and Affiliates to attract, retain and motivate employees by providing for or increasing the proprietary interests of such individuals in the Company, and by enabling the Company to attract, retain and motivate its nonemployee directors and service providers who have been retained to provide consulting, advisory or other services and further align their interests with those of the stockholders of the Company by providing for or increasing the proprietary interests of such employees, directors and service providers in the Company. The Plan supersedes the Company's existing 2005 Stock Incentive Plan and 2005 Directors Stock Incentive Plan with respect to future awards, and provides for the grant of Incentive and Nonqualified Stock Options, Stock Appreciation Rights, Common Shares, Restricted Stock and Restricted Stock Units, any of which may be performance-based, and for Incentive Bonuses, which may be paid in cash or stock or a combination thereof, as determined by the applicable committee. On and after the Effective Date, no further grants shall be made under either the 2005 Stock Incentive Plan and 2005 Directors Stock Incentive Plan, which plans shall remain in effect solely as to outstanding awards thereunder.

2. Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Affiliate" means, with respect to any person, any other person controlling, controlled by, or under common control with such person.

(b) "Annual Grant" means an Award of Common Shares or the right to receive Common Shares or another form of Award under the Plan that comprises part of the annual fees payable to a Nonemployee Director for his or her service as a member of the Board, which such Award shall have a Fair Market Value as shall be determined by the Board of Directors or a committee thereof from time to time, and which shall initially equal $90,000.

(c) "Award" means an award of an Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Common Share, Restricted Stock, Restricted Stock Unit or Incentive Bonus granted to a Participant pursuant to the provisions of the Plan, any of which the Committee may structure to qualify in whole or in part as a Performance Award.

(d) "Award Agreement" means a written agreement or other instrument as may be approved from time to time by the Committee implementing the grant of each Award. An Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments as approved by the Committee. In addition, to the extent a services, severance, employment or similar agreement between a Participant and the Company or any of its Subsidiaries or Affiliates includes provisions relating to an Award, such agreement shall be treated as an Award Agreement.

(e) "Board" means the board of directors of the Company.

(f) "Cause" means, unless otherwise provided in an Award Agreement, a Participant's termination of employment as a result of such Participant's (i) refusal or neglect to perform substantially his or her employment-related duties, (ii) personal dishonesty, incompetence, willful misconduct or breach of fiduciary duty (whether or not affecting the Company or any of its Subsidiaries or Affiliates), (iii) indictment or conviction of a crime constituting a felony or willful violation of any applicable law (other than a traffic violation or other offense or violation outside of the course of employment that in no way adversely affects the Company or any of its Subsidiaries and Affiliates or their reputations or the ability of the Participant to perform his or her employment-related duties or to represent the Company or any of its Subsidiaries or Affiliates) or

(iv) material breach of any written covenant or agreement with the Company or any of its Subsidiaries or Affiliates not to disclose any information pertaining to the Company or its Subsidiaries or Affiliates or not to compete or interfere with the Company or its Subsidiaries or Affiliates or their suppliers or customers; provided, however, that (x) in the case of any Participant who, as of the date of determination, is party to an effective services, severance, employment or similar agreement with the Company or any of its Subsidiaries or Affiliates, "Cause" shall have the meaning, if any, specified in such agreement, (y) the Committee shall determine whether a Participant's employment is a termination for Cause and shall deem a Participant's termination of employment to be for Cause if following the date the Participant's employment terminates, it determines that circumstances exist such that the Participant's employment could have been terminated for Cause; and (z) the Committee may waive the consequences under the Plan of the existence or occurrence of any of the events, acts or omissions constituting Cause.

(g) "Change in Control" means the first to occur of any of the following events:

(i) during any 12-month period, the members of the Board (the "Incumbent Directors") cease for any reason other than due to death or disability to constitute at least a majority of the members of the Board, provided that any director whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the members of the Board who are at the time Incumbent Directors shall be considered an Incumbent Director, other than any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(ii) the acquisition or ownership by any individual, entity or "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than the Company or any of its Affiliates or Subsidiaries, or any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Affiliates or Subsidiaries, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors;

(iii) the merger, consolidation or other similar transaction of the Company, as a result of which the stockholders of the Company immediately prior to such merger, consolidation or other transaction, do not, immediately thereafter, beneficially own, directly or indirectly, more than 50% of the combined voting power of the voting securities entitled to vote generally in the election of directors of the merged, consolidated or other surviving company; and

(iv) the sale, transfer or other disposition of all or substantially all of the assets of the Company to one or more persons or entities that are not, immediately prior to such sale, transfer or other disposition, Affiliates of the Company.

A "Change in Control" shall not be deemed to occur if the Company undergoes a bankruptcy, liquidation or reorganization under the United States Bankruptcy Code.

(h) "Change in Control Price" means the price per Common Share on a fully-diluted basis offered in conjunction with any transaction resulting in a Change in Control as determined in good faith by the Committee as constituted before the Change in Control, or in the case of a Change in Control occurring solely by reason of a change in the composition of the Board, the average Fair Market Value of a Common Share on the 30 trading days immediately preceding the date on which a Change in Control occurs.

(i) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issues thereunder.

(j) "Committee" means the Committee delegated the authority to administer the Plan in accordance with Section 18. To the extent the Committee has delegated authority to any person(s) pursuant to Section 18(a), a reference to the Committee herein shall also include such person(s).

(k) "Common Share" means a share of the Company's common stock, par value $0.01 per share, subject to adjustment as provided in Section 13.

(l) "Company" means Dresser-Rand Group Inc., a Delaware corporation.

(m) "Disability" means, unless otherwise provided in an Award Agreement, any termination of a Participant's employment under such circumstances that the Committee determines to qualify as a Disability for purposes of the Plan; provided, that, in the case of any Participant who, as of the date of determination, is party to an effective services, severance, employment or similar agreement with the Company or any Subsidiary or Affiliate, "Disability" shall have the meaning, if any, specified in such agreement.

(n) "Fair Market Value" means, as of any given date, the closing sales price on such date during normal trading hours (or, if there are no reported sales on such date, on the last date prior to such date on which there were sales) of the Common Shares on the New York Stock Exchange Composite Tape or, if not listed on such exchange, on any other national securities exchange on which the Common Shares are listed or on NASDAQ, in any case, as reporting in such source as the Committee shall select. If there is no regular public trading market for such Common Shares, the Fair Market Value of the Common Shares shall be determined by the Committee in good faith and in compliance with Section 409A of the Code.

(o) "Incentive Bonus" means a bonus opportunity awarded under Section 9 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance criteria as are specified in the Award Agreement.

(p) "Incentive Stock Option" means a stock option that is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(q) "Nonemployee Director" means each person who is, or is elected to be, a member of the Board and who is not an employee of the Company or any Subsidiary.

(r) "Nonqualified Stock Option" means a stock option that is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(s) "Option" means an Incentive Stock Option and/or a Nonqualified Stock Option granted pursuant to Section 6 of the Plan.

(t) "Participant" means any individual described in Section 3 to whom Awards have been granted from time to time by the Committee and any authorized transferee of such individual.

(u) "Performance Award" means an Award, the grant, issuance, retention, vesting or settlement of which is subject to satisfaction of one or more performance criteria pursuant to Section 14.

(v) "Plan" means the Dresser-Rand Group Inc. 2008 Stock Incentive Plan as set forth herein and as amended from time to time.

(w) "Prior Plans" means the Dresser-Rand Group Inc. 2005 Stock Incentive Plan and the Dresser-Rand Group Inc. 2005 Directors Stock Incentive Plan.

(x) "Qualifying Performance Criteria" has the meaning set forth in Section 14(b).

(y) "Restricted Stock" means Common Shares granted pursuant to Section 8 of the Plan.

(z) "Restricted Stock Unit" means an Award granted to a Participant pursuant to Section 8 pursuant to which Common Shares or cash in lieu thereof may be issued in the future.

(aa) "Stock Appreciation Right" means a right granted pursuant to Section 7 of the Plan that entitles the Participant to receive, in cash or Common Shares or a combination thereof, as determined by the Committee, value equal to or otherwise based on the excess of (i) the Fair Market Value of a specified number of Common Shares at the time of exercise over (ii) the exercise price of the right, as established by the Committee on the date of grant.

(bb) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company where each of the corporations in the unbroken chain other than the last corporation owns stock possessing at least 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in the chain, and if specifically determined by the Committee in the context other than with respect to Incentive Stock Options, may include an entity in which the Company has a significant ownership interest or that is directly or indirectly controlled by the Company.

(cc) "Substitute Awards" means Awards granted or Common Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a corporation acquired by the Company or any Subsidiary or Affiliate or with which the Company or any Subsidiary or Affiliate combines.

3. Eligibility

Any person who is an officer or employee of the Company or of any Subsidiary or Affiliate (including any director who is also an employee, in his or her capacity as such) shall be eligible for selection by the Committee for the grant of Awards hereunder. In addition, Nonemployee Directors shall be eligible for the grant of Awards hereunder as determined by the Committee, including, as applicable, the automatic Annual Grants pursuant to Section 10. In addition any service provider who has been retained to provide consulting, advisory or other services to the Company or to any Subsidiary or Affiliate shall be eligible for selection by the Committee for the grant of Awards hereunder. Options intending to qualify as Incentive Stock Options may only be granted to employees of the Company or any Subsidiary within the meaning of the Code, as selected by the Committee.

4. Effective Date and Termination of Plan

This Plan was adopted by the Board through delegation to the Compensation Committee on March 10, 2008, and shall become effective on May 13, 2008 (the "Effective Date") if approved by the Company's stockholders at the annual meeting of stockholders on May 13, 2008. All Awards granted under this Plan are subject to, and may not be exercised before, the approval of this Plan by the stockholders (which approval must in all events be no later than March 10, 2009, and must be by the affirmative vote of the holders of a majority of the outstanding Common Shares of the Company present, or represented by proxy, and entitled to vote, at the meeting of the Company's stockholders commencing on May 13, 2008). The Plan shall remain available for the grant of Awards until March 10, 2018. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted and then in effect.

5. Common Shares Subject to the Plan and to Awards

(a) *Aggregate Limits.* The aggregate number of Common Shares issuable pursuant to all Awards under this Plan shall not exceed six million (6,000,000) Common Shares. The aggregate number of Common Shares available for grant under this Plan and the number of Common Shares subject to outstanding Awards shall be subject to adjustment as provided in Section 13. The Common Shares issued pursuant to Awards granted under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market. Following the Effective Date, no further awards shall be granted under the Prior Plans if the Company's shareholders approve this Plan on the Effective Date.

(b) *Issuance of Common Shares.* For purposes of this Section 5, the aggregate number of Common Shares available for Awards under this Plan at any time shall not be reduced by shares subject to Awards that have been terminated, expired unexercised, forfeited or settled in cash.

(c) *Tax Code Limits.* The aggregate number of Common Shares subject to Awards granted under this Plan during any calendar year to any one Participant shall not exceed eight hundred thousand (800,000), which number shall be calculated and adjusted pursuant to Section 13. The aggregate number of Common Shares that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall not exceed six million (6,000,000), which number shall be calculated and adjusted pursuant to Section 13 only to the extent that such calculation or adjustment will not affect the status of any option intended to qualify as an Incentive Stock Option under Section 422 of the Code. The maximum cash amount payable pursuant to that portion of an Incentive Bonus granted in any calendar year to any Participant under this Plan that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall not exceed $10,000,000.

(d) *Substitute Awards.* Substitute Awards shall not reduce the Common Shares authorized for issuance under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a corporation acquired by the Company or any Subsidiary or Affiliate, or with which the Company or any Subsidiary or Affiliate combines, has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Common Shares authorized for issuance under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees, directors or consultants of the Company or its Subsidiaries or Affiliates immediately before such acquisition or combination.

6. Options

(a) *Option Awards.* Options may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Committee. No Participant shall have any rights as a stockholder with respect to any Common Shares subject to Option hereunder until said Common Shares have been issued, and no dividend equivalents shall be granted with respect to Common Shares subject to Options. Each Option shall be evidenced by an Award Agreement. Options granted pursuant to the Plan need not be identical but each Option must contain and be subject to the terms and conditions set forth below.

(b) *Price.* The Committee will establish the exercise price per Common Share under each Option, which, in no event will be less than the Fair Market Value of the Common Shares on the date of grant; provided, however, that the exercise price per Common Share with respect to an Option that is granted in connection with a merger or other acquisition as a substitute or replacement award for options held by optionees of the acquired entity may be less than 100% of the Fair Market Value of the Common Shares on the date such Option is granted if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition. The exercise price of any Option may be paid in Common Shares, cash or a combination thereof, as determined by the Committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the Common Shares issuable under an Option, the delivery of previously owned Common Shares and withholding of Common Shares deliverable upon exercise.

(c) *No Repricing.* Other than in connection with a change in the Company's capitalization (as described in Section 13) the exercise price of an Option may not be reduced without stockholder approval (including canceling previously awarded Options and regranting them with a lower exercise price).

(d) *Provisions Applicable to Options.* The date on which Options become exercisable shall be determined at the sole discretion of the Committee and set forth in an Award Agreement. Unless provided otherwise in the applicable Award Agreement, to the extent that the Committee determines that an approved leave of absence or employment on a less than full-time basis is not a Termination of employment, the vesting period and/or exercisability of an Option shall be adjusted by the Committee during or to reflect the effects of any period during which the Participant is on an approved leave of absence or is employed on a less than full-time basis.

(e) *Term of Options and Termination of Employment:* The Committee shall establish the term of each Option, which in no case shall exceed a period of ten (10) years from the date of grant. Unless an Option earlier expires upon the expiration date established pursuant to the foregoing sentence, upon the termination of the Participant's employment, his or her rights to exercise an Option then held shall be determined by the Committee and set forth in an Award Agreement.

(f) *Incentive Stock Options.* Notwithstanding anything to the contrary in this Section 6, in the case of the grant of an Option intending to qualify as an Incentive Stock Option: (i) if the Participant owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company, the exercise price of such Option must be at least 110 percent of the Fair Market Value of the Common Shares on the date of grant and the Option must expire within a period of not more than five (5) years from the date of grant, and (ii) termination of employment will occur when the person to whom an Award was granted ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company and its Subsidiaries and Affiliates. Notwithstanding anything in this Section 6 to the contrary, options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Nonqualified Stock Options) to the extent that either (a) the aggregate Fair Market Value of Common Shares (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Subsidiary or Affiliate) exceeds $100,000, taking Options into account in the order in which they were granted, or (b) such Options otherwise remain exercisable but are not exercised within three (3) months of Termination of employment (or such other period of time provided in Section 422 of the Code).

7. Stock Appreciation Rights

Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of other Awards granted under the Plan ("tandem SARs") or not in conjunction with other Awards ("freestanding SARs") and may, but need not, relate to a specific Option granted under Section 6. The provisions of Stock Appreciation Rights need not be the same with respect to each grant or each recipient. Any Stock Appreciation Right granted in tandem with an Award may be granted at the same time such Award is granted or at any time thereafter before exercise or expiration of such Award. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 6 and all tandem SARs shall have the same exercise price, vesting, exercisability, forfeiture and termination provisions as the Award to which they relate. Subject to the provisions of Section 6 and the immediately preceding sentence, the Committee may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Common Shares, cash or a combination thereof, as determined by the Committee and set forth in the applicable Award Agreement. Other than in connection with a change in the Company's capitalization (as described in Section 13) the exercise price of Stock Appreciation Rights may not be reduced without stockholder approval (including canceling previously awarded Stock Appreciation Rights and regranting them with a lower exercise price). No dividend equivalents shall be granted with respect to Common Shares subject to Stock Appreciation Rights.

8. Common Shares, Restricted Stock and Restricted Stock Units

(a) *Common Shares.* Common Shares may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Committee. Unless determined otherwise by the Committee, Common Shares shall not be subject to any restrictions. Grants of Common Shares may (but need not) be subject to an Award Agreement.

(b) *Restricted Stock and Restricted Stock Unit Awards.* Restricted Stock and Restricted Stock Units may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Committee. Restricted Stock is an award or issuance of Common Shares the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as the Committee deems appropriate. Restricted Stock Units are Awards denominated in units of Common Shares under which the issuance of Common Shares is subject to such conditions (including continued employment or performance conditions) and terms as the Committee deems appropriate. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Unless determined otherwise by the Committee, each Restricted Stock Unit will be equal to one Common Share and will entitle a Participant to either the issuance of Common Shares or payment of an amount of cash determined with reference to the value of Common Shares. To the extent determined by the Committee, Restricted Stock and Restricted Stock Units may be satisfied or settled in Common Shares, cash or a combination thereof. Restricted

Stock and Restricted Stock Units granted pursuant to the Plan need not be identical but each grant of Restricted Stock and Restricted Stock Units must contain and be subject to the terms and conditions set forth below.

(c) *Contents of Agreement.* Each Award Agreement with respect to Restricted Stock and Restricted Stock Units shall contain provisions regarding (i) the number of Common Shares or Restricted Stock Units subject to such Award or a formula for determining such number, (ii) the purchase price of the Common Shares, if any, and the means of payment, (iii) the performance criteria, if any, and level of achievement versus these criteria that shall determine the number of Common Shares or Restricted Stock Units granted, issued, retainable and/or vested, (iv) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Common Shares or Restricted Stock Units as may be determined from time to time by the Committee, (v) the term of the performance period, if any, as to which performance will be measured for determining the number of such Common Shares or Restricted Stock Units, and (vi) restrictions on the transferability of the Common Shares or Restricted Stock Units. Common Shares issued under a Restricted Stock Award may be issued in the name of the Participant and held by the Participant or held by the Company, in each case as the Committee may provide.

(d) *Vesting and Performance Criteria.* The grant, issuance, retention, vesting and/or settlement of shares of Restricted Stock and Restricted Stock Units will occur when and in such installments as the Committee determines or under criteria the Committee establishes, which may include Qualifying Performance Criteria.

(e) *Discretionary Adjustments and Limits.* Subject to the limits imposed under Section 162(m) of the Code for Awards that are intended to qualify as "performance based compensation," notwithstanding the satisfaction of any performance goals, the number of Common Shares granted, issued, retainable and/or vested under an Award of Restricted Stock or Restricted Stock Units on account of either financial performance or personal performance evaluations may, to the extent specified in the Award Agreement, be reduced by the Committee on the basis of such further considerations as the Committee shall determine.

(f) *Voting Rights.* Participants who are granted Common Shares pursuant to Section 8(a) shall be the owners of such Shares for all purposes while holding such Common Shares, and may exercise full voting rights with respect to those shares at all times while held by the Participant. Unless otherwise determined by the Committee, Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those shares during the period of restriction. Participants shall have no voting rights with respect to Common Shares underlying Restricted Stock Units unless and until such Common Shares are reflected as issued and outstanding shares on the Company's stock ledger.

(g) *Dividends and Distributions.* Participants who are granted Common Shares pursuant to Section 8(a) shall have full dividend rights with respect to such shares at all times while held by the Participant. Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those Common Shares, unless determined otherwise by the Committee. The Committee will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock and subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed or whether such dividends or distributions will be paid in cash (and, if so, the time of payment of such cash). Common Shares underlying Restricted Stock Units shall be entitled to dividends or dividend equivalents only to the extent provided by the Committee.

9. Incentive Bonuses

(a) *General.* Each Incentive Bonus Award will confer upon the Participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period of not less than one year.

(b) *Incentive Bonus Document.* The terms of any Incentive Bonus will be set forth in an Award Agreement. Each Award Agreement evidencing an Incentive Bonus shall contain provisions regarding (i) the target and maximum amount payable to the Participant as an Incentive Bonus, (ii) the performance criteria and level of achievement versus these criteria that shall determine the amount of such payment, (iii) the term of the performance period as to which performance shall be measured for determining the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the Incentive Bonus prior to actual payment, (vi) forfeiture provisions and (vii) such further terms and conditions, in each case not inconsistent with this Plan as may be determined from time to time by the Committee.

(c) *Performance Criteria.* The Committee shall establish the performance criteria and level of achievement versus these criteria that shall determine the target and maximum amount payable under an Incentive Bonus, which criteria may be based on financial performance and/or personal performance evaluations. The Committee may specify the percentage of the target Incentive Bonus that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code. Notwithstanding anything to the contrary herein, the performance criteria for any portion of an Incentive Bonus that is intended by the Committee to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria (as defined in Section 13(b)) selected by the Committee and specified at the time the Incentive Bonus is granted. The Committee shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment of any Incentive Bonus that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code.

(d) *Timing and Form of Payment.* The Committee shall determine the timing of payment of any Incentive Bonus. Payment of the amount due under an Incentive Bonus may be made in cash or in Shares, as determined by the Committee. The Committee may provide for or, subject to such terms and conditions as the Committee may specify, may permit a Participant to elect for the payment of any Incentive Bonus to be deferred to a specified date or event.

(e) *Discretionary Adjustments.* Notwithstanding satisfaction of any performance goals, the amount paid under an Incentive Bonus on account of either financial performance or personal performance evaluations may, to the extent specified in the Award Agreement, be reduced, but not increased, by the Committee on the basis of such further considerations as the Committee shall determine.

10. Annual Awards to Nonemployee Directors

(a) In addition to any other Awards that Nonemployee Directors may be granted on a discretionary basis under the Plan, immediately following the first regular meeting of the Board in any full calendar year the Plan is in effect, each Nonemployee Director then in office shall receive an Annual Grant of Common Shares or the right to receive Common Shares. A pro-rata portion of the Annual Grant may be awarded to any director who becomes a Nonemployee Director following the date of the Annual Grant. Such Award may be in any form of Award available under the Plan, and need not be the same for every Nonemployee Director. In all events, each Annual Grant shall be evidenced by an Award Agreement that shall specify whether the Annual Grant consists of Common Shares, the right to receive Common Shares or a combination thereof, and the other terms of the Annual Grant.

(b) Each Annual Grant shall become vested as determined by the Committee. In all events, each Annual Grant shall become vested upon the Nonemployee Director's death or Disability or upon a Change in Control.

(c) Each Nonemployee Director may elect to have any portion of any fee for services as a director that would otherwise have been payable in cash instead paid in an Award of Common Shares or the right to receive Common Shares and may elect to defer any such Award pursuant to the provisions of Section 11 of the Plan. The number of Common Shares subject to any such Award shall be that number of Common Shares with an aggregate Fair Market Value on the grant date equal to the amount of such foregone cash fee. Each Award granted in lieu of cash fees shall be evidenced by an Award Agreement that shall specify whether such Award consists of Common Shares, the right to receive Common Shares or a combination thereof, and the other terms of such Award. Any deferral election shall be in accordance with the requirements of Section 409A of the Code to the extent applicable.

(d) Dividends or equivalent payments may be paid with respect to all Awards described in this Section 10, and the Board shall determine whether and to what extent such amounts will be credited to the account of, or paid currently to the Participant.

11. Deferral of Gains

The Committee may, in an Award Agreement or otherwise, provide for the deferred delivery of Common Shares upon settlement, vesting or other events with respect to Restricted Stock or Restricted Stock Units, or in payment or satisfaction of an Incentive Bonus. Notwithstanding anything herein to the contrary, in no event will any deferral of the delivery of Common Shares or any other payment with respect to any Award be allowed if the Committee determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code.

12. Conditions and Restrictions Upon Securities Subject to Awards

The Committee may provide that the Common Shares issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Common Shares issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Common Shares already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Common Shares issued under an Award, including without limitation (i) restrictions under an insider trading policy or pursuant to applicable law, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Company equity compensation arrangements, (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers, and (iv) provisions requiring Common Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

13. Adjustment of and Changes in the Stock

The number and kind of Common Shares available for issuance under this Plan (including under any Awards then outstanding), and the number and kind of Common Shares subject to the limits set forth in Section 5 of this Plan, shall be equitably adjusted by the Committee to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of Common Shares of the Company outstanding. Such adjustment may be designed to comply with Section 425 of the Code, or may be designed to treat the Common Shares available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction or to increase the number of such Common Shares to reflect a deemed reinvestment in Common Shares of the amount distributed to the Company's stockholders. The terms of any outstanding Award shall also be equitably adjusted by the Committee as to price, number or kind of Common Shares subject to such Award, vesting, and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards.

In the event there shall be any other change in the number or kind of outstanding Common Shares, or any stock or other securities into which such Common Shares shall have been changed, or for which it shall have been exchanged, by reason of a Change in Control, other merger, consolidation or otherwise, then the Committee shall determine the appropriate and equitable adjustment to be effected. In addition, in the event of such change described in this paragraph, the Committee may accelerate the time or times at which any Award may be exercised and may provide for cancellation of such accelerated Awards that are not exercised within a time prescribed by the Committee in its sole discretion.

No right to purchase fractional shares shall result from any adjustment in Awards pursuant to this Section 13. In case of any such adjustment, the Common Shares subject to the Award shall be rounded down to the nearest whole share. The Company shall notify Participants holding Awards subject to any adjustments pursuant to this Section 13 of such adjustment, but (whether or not notice is given) such adjustment shall be effective and binding for all purposes of the Plan.

The Committee may provide in any Award agreement provisions relating to the treatment of Awards in the event of a Change in Control. The Committee may provide for the acceleration of vesting of, or the lapse of transfer or other similar restrictions on, Awards, for a cash payment based on the Change in Control Price in settlement of Awards, or for the assumption or substitution of Awards by a Participant's employer (or the parent or an Affiliate of such employer) immediately following the Change in Control.

14. Qualifying Performance-Based Compensation

(a) *General.* The Committee may establish performance criteria and level of achievement versus such criteria that shall determine the number of Common Shares, units, or cash to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award, which criteria may be based on Qualifying Performance Criteria or other standards of financial performance and/or personal performance evaluations. In addition, the Committee may specify that an Award or a portion of an Award is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code, provided that the performance criteria for such Award or portion of an Award that is intended by the Committee to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified at the time the Award is granted. The Committee shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting of any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code. Notwithstanding satisfaction of any performance goals, the number of Common Shares issued under or the amount paid under an award may, to the extent specified in the Award Agreement, be reduced by the Committee on the basis of such further considerations as the Committee in its sole discretion shall determine. The Committee may not delegate its duties under this Section 14 to any other person with respect to any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code.

(b) *Qualifying Performance Criteria.* For purposes of this Plan, the term "Qualifying Performance Criteria" shall mean any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Subsidiary or Affiliate, either individually, alternatively or in any combination, and measured either quarterly, annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee: (i) revenue growth; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings before interest, taxes and amortization; (iv) operating income; (v) pre- or after-tax income; (vi) cash flow; (vii) cash flow per share; (viii) net income; (ix) earnings per share; (x) return on equity; (xi) return on invested capital; (xii) return on assets; (xiii) economic value added (or an equivalent metric); (xiv) share price performance; (xv) total shareholder return; (xvi) improvement in or attainment of expense levels; (xvii) improvement in or attainment of working capital levels; or (xviii) debt reduction. To the extent consistent with Section 162(m) of the Code, the Committee (A) shall appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the acquisition or disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with standards established by opinion No. 30 of the Accounting Principles Board (APA Opinion No. 30) or other applicable or successor accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements or notes to the financial statements, and (B) may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation, claims, judgments or settlements, (iii) the effect of changes in tax law or other such laws or provisions affecting reported results, (iv) the adverse effect of work stoppages or slowdowns, (v) accruals for reorganization and restructuring programs and (vi) accruals of any amounts for payment under this Plan or any other compensation arrangement maintained by the Company.

15. Transferability

Unless the Committee provides otherwise, each Award may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime; provided, however, that a Nonemployee Director may transfer an Award for no consideration to the Nonemployee Director's "family members" as defined in Form S-8 under the Securities Act of 1933, as amended.

16. Compliance with Laws and Regulations

This Plan, the grant, issuance, vesting, exercise and settlement of Awards hereunder, and the obligation of the Company to sell, issue or deliver Common Shares under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant's name or deliver any Common Shares prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Committee shall determine to be necessary or advisable. To the extent the Company is unable to or the Committee deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Common Shares hereunder, the Company and its Subsidiaries and Affiliates shall be relieved of any liability with respect to the failure to issue or sell such Common Shares as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Common Shares shall be issued and/or transferable under any other Award unless a registration statement with respect to the Common Shares underlying such Option is effective and current or the Company has determined that such registration is unnecessary.

17. Withholding

To the extent required by applicable federal, state, local or foreign law, a Participant shall be required to satisfy, in a manner satisfactory to the Company, any withholding tax obligations that arise by reason of an Option exercise, disposition of Common Shares issued under an Incentive Stock Option, the vesting of or settlement of an Award, an election pursuant to Section 83(b) of the Code or otherwise with respect to an Award. The Company and its Subsidiaries and Affiliates shall not be required to issue Common Shares, make any payment or to recognize the transfer or disposition of Common Shares until such obligations are satisfied. The Committee may provide for or permit the minimum statutory withholding obligations to be satisfied through the mandatory or elective sale of Common Shares and/or by having the Company withhold a portion of the Common Shares that otherwise would be issued to him or her upon exercise of the Option or the vesting or settlement of an Award, or by tendering Common Shares previously acquired.

18. Administration of the Plan

(a) *Committee of the Plan.* The Plan shall be administered by the Committee who shall be the Compensation Committee of the Board or, in the absence of a Compensation Committee, a properly constituted Compensation Committee or the Board itself. Any power of the Committee may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 or cause an Award designated as a Performance Award not to qualify for treatment as performance-based compensation under Section 162(m) of the Code. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control. The Compensation Committee may by resolution authorize one or more officers of the Company to perform any or all things that the Committee is authorized and empowered to do or perform under the Plan, and for all purposes under this Plan, such officer or officers shall be treated as the Committee; provided, however, that the resolution so authorizing such officer or officers shall specify the total number of Awards (if any) such officer or officers may award pursuant to such delegated authority, and any such Award shall be subject to the form of Award Agreement theretofore approved by the Compensation Committee. No such officer shall designate himself or herself as a recipient of any Awards granted under authority delegated to such officer. In addition, the Compensation Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any Subsidiary or Affiliate, and/or to one or more agents. Notwithstanding any other provision of this Section 18 to the contrary, the Nominating and Governance Committee shall be solely responsible for making and approving grants of Awards to Nonemployee Directors and determining the terms thereof, and any reference to the "Committee" in the Plan with respect to such granting and approval refers to the Nominating and Governance Committee.

(b) *Powers of Committee.* Subject to the express provisions of this Plan, the Committee shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including, without limitation: (i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein; (ii) to determine which persons are Participants, to which of such Participants, if any, Awards shall be granted hereunder and the timing of any such Awards; (iii) to grant Awards to Participants and determine the terms and conditions thereof, including the number of Common Shares subject to Awards and the exercise or purchase price of such Common Shares and the circumstances under which Awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events (including events which constitute a Change in Control), or other factors; (iv) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award; (v) to prescribe and amend the terms of the agreements or other documents evidencing Awards made under this Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan; (vi) to determine the extent to which adjustments are required pursuant to Section 13; (vii) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions in good faith and for the benefit of the Company; (viii) to approve corrections in the documentation or administration of any Award; and (ix) to make all other determinations deemed necessary or advisable for the administration of this Plan.

(c) *Determinations by the Committee.* All decisions, determinations and interpretations by the Committee regarding the Plan, any rules and regulations under the Plan and the terms and conditions of or operation of any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

19. Amendment of the Plan or Awards

The Board may amend, alter or discontinue this Plan and the Committee may amend, or alter any agreement or other document evidencing an Award made under this Plan but, except as specifically provided for hereunder, no such amendment shall, without the approval of the stockholders of the Company (a) reduce the exercise price of outstanding Options or Stock Appreciation Rights, (b) reduce the price at which Options may be granted below the price provided for in Section 6 or (c) otherwise amend the Plan in any manner requiring stockholder approval by law or under the New York Stock Exchange listing requirements. No amendment or alteration to the Plan or an Award or Award Agreement shall be made which would impair the rights of the holder of an Award, without such holder's consent, provided that no such consent shall be required if the Committee determines in its sole discretion and prior to the date of any Change in Control that such amendment or alteration either is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard.

20. Miscellaneous

(a) *No Liability of Company.* The Company and any Subsidiary or Affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant or any other person as to: (i) the non-issuance or sale of Common Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Common

Shares hereunder; and (ii) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Award granted hereunder.

(b) *Non-Exclusivity of Plan.* Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under this Plan or an arrangement not intended to qualify under Code Section 162(m), and such arrangements may be either generally applicable or applicable only in specific cases.

(c) *Governing Law.* This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the Delaware (without regard to principles of conflicts of law) and applicable federal law.

(d) *No Right to Employment, Reelection or Continued Service.* Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries and/or its Affiliates to terminate any Participant's employment, service on the Board or service for the Company at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any Subsidiary and/or its Affiliates.

(e) *Unfunded Plan.* The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Committee or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

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DRESSER-RAND GROUP INC.
CHARTER OF THE NOMINATING AND GOVERNANCE COMMITTEE

CHARTER OF THE NOMINATING AND GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS

PURPOSE

The Nominating and Governance Committee (the "Committee") of the Board of Directors (the "Board") of Dresser-Rand Group Inc. (the "Company") is appointed by the Board to (1) identify and consider individuals qualified to become members of the Board consistent with criteria approved by the Board, (2) recommend for consideration by the Board Director nominees for election at the next annual meeting of shareholders, (3) develop and recommend to the Board the Corporate Governance Guidelines of the Company and (4) address such other matters as covered herein or as otherwise delegated by the Board.

COMMITTEE MEMBERSHIP

The Committee will be composed of at least three members of the Board. Each of the members of the Committee shall be determined by the Board to be independent in accordance with the rules of the NYSE. The Committee members will be appointed by the Board and may be removed by the Board in its discretion. The Committee shall have the authority to delegate any of its responsibilities to subcommittees, as the Committee may deem appropriate. The composition of the Committee will be reviewed annually by the Board of Directors.

MEETINGS

The Committee will meet as often as appropriate to fulfill its duties and responsibilities. Minutes of meetings will be approved by the Committee and maintained. The Committee may request any officer or employee of the Company, or the Company's outside advisors, or any special counsel or advisors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

COMMITTEE AUTHORITY AND RESPONSIBILITIES

The Committee will report its activities to the Board on a regular basis and make such recommendations, as the Committee deems necessary or appropriate. The Committee will have the resources and authority appropriate to discharge its responsibilities, including authority to retain and terminate search firms used to identify director candidates and to approve such search firms' fees and other retention terms.

The Committee will review and assess the performance of the Committee and the adequacy of this charter annually and recommend changes to the Board of Directors when necessary. This charter will be published on the Company's Website and available in written form upon request.

The Committee, to the extent it deems necessary or appropriate, will:

- Develop, recommend and review annually the Board of Directors' Corporate Governance Guidelines to comply with state and federal laws and regulations and with the NYSE listing standard
- Establish criteria for the selection of new directors to serve on the Board;
- Identify, screen and recommend to the Board the nominees to be proposed by the Company for election as directors of the Company at the annual meeting of shareholders, or to fill vacancies on the Board;
- Review the committee structure of the Board and recommend to the Board for its approval directors to serve as members of each committee. The Committee will review committee composition annually and recommend new committee members, as necessary;

- Oversee the annual evaluation of management, the Board, its members and committees of the Board;
- Establish criteria for and lead the annual performance self-evaluation of the Board and each Committee; and
- Establish compensation of Directors serving on the Board and its Committees.



BOARD OF DIRECTORS; from left; Philip R. Roth, Jean-Paul Vettier, Michael L. Underwood, William E. Macaulay, Vincent R. Volpe Jr., Louis A. Raspino, Rita V. Foley, and Joseph C. Winkler

BOARD OF DIRECTORS

William E. Macaulay,
Chairman of the Board
Vincent R. Volpe Jr.
Philip R. Roth
Michael L. Underwood
Rita V. Foley
Louis A. Raspino
Joseph C. Winkler
Jean-Paul Vettier

COMMITTEES OF THE BOARD OF DIRECTORS

AUDIT COMMITTEE

Michael L. Underwood, *Chairman*
Louis A. Raspino
Philip R. Roth

COMPENSATION COMMITTEE

Louis A. Raspino, *Chairman*
Jean-Paul Vettier
Rita V. Foley

NOMINATING AND GOVERNANCE COMMITTEE

Philip R. Roth, *Chairman*
Joseph C. Winkler
Louis A. Raspino

DRESSER-RAND.

EXECUTIVE LEADERSHIP TEAM 2007

Lonnie A. Arnett, *Vice President, Controller and Chief Accounting Officer**

Mark E. Baldwin, *Executive Vice President and Chief Financial Officer**

Jean-Francois Chevrier, *Vice President and General Manager, North American Operations**

Bradford W. Dickson, *Vice President, Chief Marketing Officer**

Honor M. Guiney, *Vice President, Global Singular Processes/Chief Information Officer*

James R. Heid, *Vice President, Business Solutions*

Dick G. Heusinkveld, *Vice President and General Manager, Asia Pacific Operations*

Mark F. Mai, *Vice President, General Counsel and Secretary**

Kenneth R. Marcia, *Vice President, Worldwide Supply Chain and Process Innovation*

Walter J. Nye, *Vice President and General Manager, European Served Area**

Jesus M. Pacheco, *Executive Vice President, New Equipment Worldwide**

Elizabeth C. Powers, *Vice President and Chief Administrative Officer**

Stephen A. Riordan, *Vice President, Finance**

Christopher Rossi, *Executive Vice President, Product Services Worldwide**

Robert J. Saltarelli, *Vice President and Treasurer*

Peter T. Salvatore, *Vice President and General Manager, Worldwide Field Operations*

Vincent R. Volpe Jr., *President and Chief Executive Officer**

**Denotes officers subject to Section 16(a) of the Securities and Exchange Act of 1934.*

CORPORATE OFFICE

Dresser-Rand Group Inc.
1200 W. Sam Houston Parkway, N.
Houston, TX 77043
Telephone: (713) 467-2221
www.dresser-rand.com

TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Telephone: (877) 295-8606
TDD for hearing impaired: (800) 231-5469
Foreign Shareowners: (201) 680-6578
TDD Foreign Shareowners: (201) 680-6610
www.bnymellon.com/shareowner/isd

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
Houston, TX

INVESTOR RELATIONS

Blaise E. Derrico
E-mail: bderrico@dresser-rand.com

STOCK LISTING

Stock symbol: DRC
Stock traded on NYSE



Rita V. Foley, named Not-for-Profit Director of the Year by the National Association of Corporate Directors.

END

DRESSER-RAND

www.dresser-rand.com